

Dana Incorporated

**Proxy Statement and Notice of
2025 Annual Meeting of Shareholders**

**Our Proxy Statement and Annual Report
are Available at www.dana.com/proxy**



Dana Incorporated
3939 Technology Drive
Maumee, Ohio 43537

March 14, 2025

Dear Fellow Shareholder:

It is our pleasure to inform you that our 2025 Annual Meeting of Shareholders of Dana Incorporated will be conducted online on Thursday, April 24, 2025, starting at 8:30 a.m., Eastern Time. Shareholders will be able to listen, vote and submit questions from any remote location with Internet connectivity.

The annual report, which is included in this package, summarizes Dana's major developments and includes our consolidated financial statements.

Whether or not you plan to participate in the 2025 Annual Meeting of Shareholders, please either sign and return the accompanying proxy card in the postage-paid envelope or instruct us by telephone or via the Internet indicating how you would like your shares voted. Instructions on how to vote your shares by telephone or via the Internet are on the proxy card enclosed with this proxy statement or the "Notice and Access" card we have provided.

Sincerely,

R. Bruce McDonald
Chairman of the Board of Directors

PROXY STATEMENT

Table of Contents

Questions and Answers	1
Executive Officers	7
Compensation of Executive Officers	8
Compensation Discussion and Analysis	8
Officer Stock Ownership Guidelines	20
Compensation Committee Report	22
Summary Compensation Table	23
Grants of Plan-Based Awards	25
Outstanding Equity Awards at Fiscal Year End	26
Stock Vested During Fiscal Year	27
Retirement Plans	27
CEO Employment Agreement	28
Potential Payments and Benefits Upon Termination or Change in Control	29
CEO Pay Ratio	35
Pay Versus Performance	36
Transactions of Executive Officers with Dana	41
Compensation Committee Interlocks and Insider Participation	41
Proposal I Submitted for Your Vote – Election of Directors	42
Information about the Nominees	43
Corporate Governance	46
Risk Oversight	47
Committees and Meetings of Directors	49
Non-Management Directors and Communication with the Board	50
Director Independence and Transactions of Directors with Dana	50
Compensation of Directors	52
Security Ownership of Certain Beneficial Owners and Management	54
Section 16(a) Beneficial Ownership Reporting Compliance	55
Delinquent Section 16(a) Reports	55
Proposal II Submitted for Your Vote – Advisory Vote on Executive Compensation	56
Proposal III Submitted for Your Vote – Ratification of the Appointment of the Independent Registered Public Accounting Firm	57
Proposal IV Submitted for Your Vote – Approval of Amendment to Dana Incorporated 2021 Omnibus Incentive Plan	58
Proposal V Submitted for Your Vote – Independent Board Chairman	68
Audit Committee Report	72
Annual Report to Shareholders	73
Other Matters	73
Appendix A – Second Amendment to The Dana Incorporated 2021 Omnibus Incentive Plan	A-1



Dana Incorporated
Notice of Virtual Annual Meeting of Shareholders
March 14, 2025

Date:	April 24, 2025
Time:	8:30 a.m., Eastern Time
Place:	Online at www.virtualshareholdermeeting.com/DAN2025

This year's Virtual Annual Meeting of Shareholders will begin promptly at 8:30 a.m., Eastern Time. Shareholders will be able to listen, vote, and submit questions from their home or from any remote location that has Internet connectivity. There will be no physical location for shareholders to attend. Shareholders may only participate online by logging in at www.virtualshareholdermeeting.com/DAN2025.

We invite you to participate in the Dana Incorporated 2025 Annual Meeting of Shareholders to:

1. Elect nine (9) Directors for a one-year term expiring in 2026 or upon the election and qualification of their successors;

2. Act on an advisory vote to approve executive compensation;

3. Ratify the appointment of PricewaterhouseCoopers LLP as the independent registered public accounting firm for the fiscal year ending December 31, 2025;

4. Approve the amendment to the Dana Incorporated 2021 Omnibus Incentive Plan;

5. Vote on the shareholder proposal to require an independent board chairman; and

6. Transact any other business that is properly submitted before the Annual Meeting or any other adjournments or postponements of the Annual Meeting.

The record date for the Annual Meeting is February 25, 2025 (the Record Date). Only shareholders of record at the close of business on the Record Date can vote at the Annual Meeting. Dana mailed this Notice of Annual Meeting or a Notice of Availability of Proxy Materials to those shareholders on or about March 14, 2025. Action may be taken at the Annual Meeting on any of the foregoing proposals on the date specified above or any date or dates to which the Annual Meeting may be adjourned or postponed.

Dana will have a list of shareholders who can vote available for inspection by shareholders for 10 days prior to the Annual Meeting, during regular business hours at Dana's Law Department, 3939 Technology Drive, Maumee, Ohio 43537.

Whether or not you plan to participate in the Annual Meeting and whether you own a few or many shares of stock, the Board of Directors urges you to vote promptly. Registered holders may vote by signing, dating and returning the enclosed proxy card, by using the automated telephone voting system, or by using the Internet voting system. You will find instructions for voting by telephone or by the Internet, in the "Notice and Access" card we have provided and in the "Questions and Answers" section of the proxy statement. Please vote your proxy, then follow the instructions in the "Questions and Answers" section below.

By Order of the Board of Directors,

Douglas H. Liedberg

Douglas H. Liedberg
Senior Vice President, General Counsel & Secretary
Chief Compliance & Sustainability Officer

March 14, 2025

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting to be Held on April 24, 2025.
The Proxy Statement and our 2024 Annual Report are available at www.dana.com/proxy.

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Dana Incorporated

3939 Technology Drive
Maumee, Ohio 43537

2025 PROXY STATEMENT

QUESTIONS AND ANSWERS

The Board of Directors is soliciting proxies to be used at the Dana Incorporated Annual Meeting of Shareholders to be held virtually on Thursday, April 24, 2025, beginning at 8:30 a.m., Eastern Time. This proxy statement and the enclosed form of proxy are being made available to shareholders beginning March 14, 2025.

What is a proxy?

A proxy is your authorization for someone else to vote for you in the way that you want to vote. When you complete and submit a proxy card or use the automated telephone voting system or the Internet voting system, you are submitting a proxy. Dana's Board of Directors is soliciting this proxy. All references in this proxy statement to "you" will mean you, the shareholder, and to "yours" will mean the shareholder's or shareholders', as appropriate.

What is a proxy statement?

A proxy statement is a document the United States Securities and Exchange Commission (the SEC) requires to explain the matters, which you are asked to vote on by proxy and to disclose certain related information. This proxy statement and the accompanying proxy card were first mailed to the shareholders on or about March 14, 2025.

What is the purpose of the Annual Meeting?

At our Annual Meeting, shareholders will act upon the matters outlined in the notice of meeting, including i) the election of directors; ii) an advisory vote on executive compensation; iii) ratification of the appointment of Dana's independent registered public accounting firm; iv) approve an amendment to the Dana Incorporated 2021 Omnibus Incentive Plan; and v) vote on the shareholder proposal to require an independent board chairman. Also, management will report on the state of Dana and respond to questions from shareholders.

What is the record date and what does it mean?

The record date for the Annual Meeting is February 25, 2025 (the Record Date). The Record Date was established by the Board of Directors as required by Delaware law. Holders of our common stock at the close of business on the Record Date are entitled to receive notice of the meeting and to vote at the meeting and any adjournments or postponements of the meeting.

Who is entitled to vote at the Annual Meeting?

Holders of our common stock at the close of business on the Record Date may vote at the meeting. On February 25, 2025, 145,724,477 shares of our common stock were outstanding, and accordingly, are eligible to be voted.

What are the voting rights of the holders of common stock?

Each outstanding share of common stock will be entitled to one vote on each matter to be voted upon.

What is "Notice and Access" and why did Dana elect to use it?

We are making the proxy solicitation materials available to shareholders who hold shares electronically via the Internet under the Notice and Access rules and regulations of the SEC. On or about March 14, 2025, we mailed to such shareholders a Notice of Internet Availability of Proxy Materials ("Notice") in lieu of mailing a full set of proxy materials. Accordingly, our proxy materials are first being made available to our shareholders on or about March 14, 2025. The Notice includes information on how to access and review the proxy materials and how to vote via the Internet. All shareholders will have the ability to access the proxy materials on the website referred to in the Notice or request a printed set of the proxy materials. Instructions on how to access the proxy materials over the Internet or to request a printed copy may be found in the Notice. In addition, shareholders may request to receive proxy materials in printed form by mail or electronically by email on an ongoing basis. We believe this method of delivery will decrease costs, expedite distribution of proxy materials to you and reduce our environmental impact. We encourage shareholders to take advantage of the availability of the proxy materials on the Internet to help reduce the environmental impact of our Annual Meeting. Shareholders who received the Notice but would like to receive a printed copy of the proxy materials in the mail should follow the instructions in the Notice for requesting such materials.

What is the difference between a shareholder of record and a "street name" holder?

If your shares are registered directly in your name, you are considered the shareholder of record with respect to those shares.

If your shares are held in a stock brokerage account or by a bank or other nominee, then the brokerage firm, bank or other nominee is considered to be the shareholder of record with respect to those shares. However, you still are considered the beneficial owner of those shares, and your shares are said to be held in "street name." Street name holders generally cannot vote their shares directly and must instead instruct the brokerage firm, bank or other nominee how to vote their shares. See "How do I vote my shares?" below.

I share an address with another shareholder. Why did we receive only one set of proxy materials?

Dana may satisfy SEC rules regarding delivery of our proxy materials, including our proxy statement, or delivery of the Notice by delivering a single copy of these documents to an address shared by two or more shareholders. This process is known as "householding." To the extent we have done so, we have delivered only one set of proxy materials or one Notice, as applicable, to shareholders who share an address with another shareholder, unless contrary instructions were received prior to the mailing date.

We undertake to deliver promptly upon written or oral request a separate copy of our proxy statement, our 2024 Annual Report and/or our Notice, as requested, to a shareholder at a shared address to which a single copy of these documents was delivered. To make such a request,


Internet www.proxyvote.com
Telephone 1-800-579-1639
Email sendmaterial@proxyvote.com


If requesting materials by e-mail, the control number found in the box marked by an arrow on the Notice and Access card will need to be provided in the e-mail request.

If your common stock is held by a brokerage firm or bank and you prefer to receive separate copies of our proxy statement, our 2024 Annual Report or the Notice, either now or in the future, please contact your brokerage or bank. If your brokerage or bank is unable or unwilling to assist you, please make such request using the contact information indicated above.

Shareholders sharing an address who are receiving multiple copies of proxy materials and who want to receive a single copy of our annual reports, proxy statements and/or our notices may do so by submitting a request using the contact information provided in this section.

How do I vote my shares?

If you are a registered shareholder of record as of February 25, 2025, as opposed to a street name holder, you will be able to vote in the following ways: by telephone, by the Internet, by mail, or during the Annual Meeting.

TO VOTE BY TELEPHONE: Call toll-free 1-800-690-6903, 24 hours a day, seven days a week, until 11:59 p.m. (ET), on April 23, 2025.

Use any touch-tone telephone to vote your proxy.

- ► Make sure you have your proxy card, notice document or email that you received and follow the simple instructions provided.

(OR)

TO VOTE BY THE INTERNET: www.proxyvote.com, 24 hours a day, seven days a week, until 11:59 p.m. (ET), on April 23, 2025.

▶ Make sure you have your proxy card, notice document or email that you received and follow the simple instructions provided.

(OR)

TO VOTE BY MAIL:

▶ If you received printed copies of the proxy materials by mail, you may mark, date and sign the enclosed proxy card and return it in the postage-paid envelope that was provided to you. You should sign your name exactly as it appears on the proxy card. If you are signing in a representative capacity (for example, as guardian, executor, trustee, custodian, attorney or officer of a corporation), you should indicate your name and title or capacity.

If you submit a proxy to Dana before the Annual Meeting, the persons named as proxies will vote your shares as you directed. If no instructions are specified, the proxy will be voted: i) "FOR" all of the listed director nominees; ii) "FOR" approval of the advisory vote on executive compensation; iii) "FOR" ratification of PricewaterhouseCoopers LLP as the independent registered public accounting firm; iv) "FOR" the amendment to the Dana Incorporated 2021 Omnibus Incentive Plan; and v) "AGAINST" the shareholder proposal to require an independent board chairman.

You may revoke a proxy at any time before the proxy is exercised by:

(1) delivering written notice of revocation to the Corporate Secretary of Dana at the Dana Law Department, 3939 Technology Drive, Maumee, Ohio 43537;

(2) submitting another properly completed proxy card that is later dated;

(3) voting by telephone at a subsequent time; or

(4) voting by Internet at a subsequent time.

If you hold your shares in "street name," you must provide voting instructions for your shares in the manner prescribed by your brokerage firm, bank or other nominee. Your brokerage firm, bank or other nominee has enclosed or otherwise provided a voting instruction card for you to use in directing the brokerage firm, bank or other nominee how to vote your shares.

What is a quorum?

There were 145,724,477 shares of Dana's common stock issued and outstanding on the Record Date. A majority of the issued and outstanding shares or 72,862,239 shares, present or represented by proxy, constitutes a quorum. A quorum must exist to conduct business at the Annual Meeting.

Will my shares be voted if I do not provide my proxy?

For shareholders of record: If you are the shareholder of record and you do not vote by proxy card, by telephone or via the Internet, your shares will not be voted at the Annual Meeting.

For holders in street name: If your shares are held in street name, your shares may be voted even if you do not provide the brokerage firm with voting instructions. Under New York Stock Exchange (NYSE) rules, your broker may vote shares held in street name on certain "routine" matters. The NYSE rules consider the ratification of the appointment of our independent registered public accounting firm to be a routine matter. As a result, your broker is permitted to vote your shares on this matter at its discretion without instruction from you.

When a proposal is not a routine matter, such as the election of directors and the advisory vote on executive compensation and you have not provided voting instructions to the brokerage firm with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. The missing votes for these non-routine matters are called "broker non-votes." Broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining the presence of a quorum, but not as shares present and voting on a specific proposal.

What vote is required?

Proposal I - Election of Directors: If a quorum exists, the election requires a plurality vote of the shares present online or represented by proxy at the Annual Meeting and entitled to vote, meaning that the director nominees with the most affirmative votes are elected to fill the available seats. As outlined in our Bylaws, regardless of this plurality vote, any director who receives more "withheld" votes than "for" votes in an uncontested election is required to tender his or her resignation to the Board for consideration in accordance with the procedures set forth in the Bylaws. Our Nominating and Corporate Governance Committee will then evaluate the best interests of Dana and its shareholders and will recommend to the Board the action to be taken with respect to the tendered resignation. Following the Board's determination, Dana will promptly publicly disclose the Board's decision of whether or not to accept the resignation and an explanation of how the decision was reached, including, if applicable, the reasons for rejecting the resignation. Broker non-votes will not be counted as eligible to vote and, therefore, will have no effect on the outcome of the voting.

Proposal II - Advisory Vote on Executive Compensation: The proposal represents an advisory vote and the results will not be binding on the Board or Dana. If a quorum exists, the affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on the matter will constitute the shareholders' non-binding approval with respect to our executive compensation programs. Therefore, abstentions will have the same effect as voting against the proposal. Broker non-votes will not be counted as eligible to vote on the proposal and, therefore, will have no effect on the outcome of the voting on the proposal. The Board will review the voting results and take them into consideration when making future decisions regarding executive compensation.

Proposal III – Ratification of the Appointment of the Independent Registered Public Accounting Firm: If a quorum exists, the proposal to ratify the appointment of the independent registered public accounting firm must receive the affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Therefore, abstentions will have the same effect as voting against the proposal. Brokers will have discretionary voting power to vote this proposal, so we do not anticipate any broker non-votes (described above).

Proposal IV – Approval of Amendment to the Dana Incorporated 2021 Omnibus Incentive Plan: If a quorum exists, the proposal to amend the Dana Incorporated 2021 Omnibus Incentive Plan must receive the affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal in question. Therefore, abstentions will have the same effect as voting against the proposal. Broker non-votes will not be counted as eligible to vote on the proposal and, therefore, will have no effect on the outcome of the voting on the proposal.

Proposal V – Independent Board Chairman: The shareholder proposal will be voted on at the Annual Meeting only if properly presented by or on behalf of the shareholder proponent. If a quorum exists, the shareholder proposal must receive the affirmative vote of a majority of the shares present online or represented by proxy at the Annual Meeting and entitled to vote on the proposal. Therefore, abstentions will have the same effect as voting against the proposal. Broker non-votes will not be counted as eligible to vote on the proposal and, therefore, will have no effect on the outcome of the voting on the proposal.

Dana will vote properly completed proxies it receives prior to the Annual Meeting in the way you direct. If you do not specify how you want your shares voted, they will be voted in accordance with the Board's recommendations. If you hold shares in more than one account, you must vote each proxy and/or voting instruction card you receive to ensure that all shares you own are voted. No other matters are currently scheduled to be presented at the Annual Meeting. An independent third party, Broadridge Financial Services, will act as the inspector of the Annual Meeting and the tabulator of votes.

How do I participate in the virtual annual meeting?

All shareholders as of the Record Date, or their duly appointed proxies, may participate in the virtual Annual Meeting. Shareholders will be able to log into the virtual annual meeting platform beginning at 8:00 a.m. Eastern Time on Thursday, April 24, 2025. To participate in the virtual Annual Meeting, visit www.virtualshareholdermeeting.com/DAN2025 and enter your 16-digit control number as indicated on the Notice and Access card. Shareholders may submit questions either before or during the meeting.

Who pays for the costs of the Annual Meeting?

Dana pays the cost of preparing and printing the proxy statement and soliciting proxies. Dana will solicit proxies primarily by mail, but may also solicit proxies personally and by telephone, the Internet, facsimile or other means. Dana will use the services of D.F. King & Co., Inc., a proxy solicitation firm, at a cost of approximately $14,500 plus out-of-pocket expenses and fees for any special services. Officers and regular employees of Dana and its subsidiaries may also solicit proxies, but they will not receive additional compensation for soliciting proxies. Dana will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their out-of-pocket expenses for forwarding solicitation materials to beneficial owners of Dana's common stock.

How can shareholders propose business (other than nominations) for consideration by shareholders at the 2026 Annual Meeting of Shareholders?

Proposals to be Considered for Inclusion in Dana's Proxy Materials – Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the Exchange Act), we must receive shareholder proposals by November 14, 2025, to consider them for inclusion in our proxy materials for the 2026 Annual Meeting of Shareholders. A shareholder submitting a proposal for inclusion in our proxy materials must comply with Rule 14a-8.

Other Proposals for Consideration at the 2026 Annual Meeting – A shareholder who intends to propose an item of business at the 2026 Annual Meeting of Shareholders (not for inclusion in our proxy materials) must comply with the requirements set forth in our Bylaws. Under Dana's Bylaws, our shareholders must provide advance notice to Dana in such cases. For the 2026 Annual Meeting of Shareholders, notice must be received by Dana's Corporate Secretary no later than the close of business on January 24, 2026 and no earlier than the open of business on December 26, 2025.

If Dana moves the 2026 Annual Meeting of Shareholders to a date that is more than 25 days before or after the date which is the one-year anniversary of this year's Annual Meeting date (*i.e.,* April 24, 2026), Dana must receive your notice no later than the close of business on the 10th day following the day on which notice of the meeting date is first distributed to shareholders or Dana makes a public announcement of the meeting date, whichever occurs first.

Under Dana's Bylaws, the notice of proposed business must include a description of the business and the reasons for bringing the proposed business to the meeting, any material interest of the shareholder in the business and certain other information about the shareholder. Dana's Bylaws specifying the advance notice and additional requirements for submission of shareholder proposals are available on Dana's website at www.dana.com.

How can shareholders nominate individuals for election as directors for consideration by shareholders at the 2026 Annual Meeting of Shareholders?

Director Nominations for Inclusion in Dana's Proxy Materials (Proxy Access) – Pursuant to Dana's Bylaws, a shareholder (or a group of up to 20 shareholders) who has continuously owned at least 3% of our shares for at least three years and has complied with the other requirements of our Bylaws may nominate and include in Dana's proxy materials director nominees constituting up to 25% of Dana's Board. Notice of a proxy access nomination for consideration at the 2026 Annual Meeting must be received no later than the close of business on November 14, 2025, and no earlier than the open of business on October 15, 2025.

Other Nominations for Consideration at the 2026 Annual Meeting – A shareholder who intends to nominate a person for election as a director at the 2026 Annual Meeting of Shareholders (other than under proxy access) must comply with the requirements set forth in our Bylaws. Under Dana's Bylaws, our shareholders must provide advance notice to Dana in such cases. For the 2026 Annual Meeting of Shareholders, notice must be received by Dana's Corporate Secretary no later than the close of business on January 24, 2026 and no earlier than the open of business on December 26, 2025.

If Dana moves the 2026 Annual Meeting of Shareholders to a date that is more than 25 days before or after the date which is the one-year anniversary of this year's Annual Meeting date (*i.e.,* April 24, 2026), Dana must receive your notice no later than the close of business on the 10th day following the day on which notice of the meeting date is first distributed to shareholders or Dana makes a public announcement of the meeting date, whichever occurs first.

Additionally, to comply with the SEC's universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company's nominees must provide notice for each nomination of a Director that includes the information required by Rule 14a-19 under the Exchange Act.

In All Cases – Whether a nomination is made under our proxy access bylaw or under our advance notice bylaw, a shareholder's notice to nominate individuals for election to the Board of Directors must provide information about the shareholder and the nominee, as well as the written consent of the proposed nominee to being named in the proxy statement and to serve as a director if elected. Dana's Bylaws specifying the proxy access, advance notice and additional requirements for submission of nominations are available on Dana's website at www.dana.com.

Where should shareholders send proposals for business and director nominations for consideration at the 2026 Annual Meeting of Shareholders?

All shareholder nominations of individuals for election as directors or proposals of other items of business to be considered by shareholders at the 2026 Annual Meeting of Shareholders must be submitted in writing to our Corporate Secretary, Dana Incorporated, 3939 Technology Drive, Maumee, Ohio 43537.

How many of Dana's directors are independent?

Dana's Board of Directors has determined that eight (8) of the nine (9) directors being nominated for election are independent. For a discussion of the Board of Directors' basis for this determination, see the section of this proxy statement entitled "Director Independence."

Does Dana have a Code of Ethics?

Yes, Dana has *Standards of Business Conduct for Employees*, which applies to employees and agents of Dana and its subsidiaries and affiliates, as well as *Standards of Business Conduct for Members of the Board of Directors*. The *Standards of Business Conduct for Employees* and *Standards of Business Conduct for Members of the Board of Directors* are available on Dana's website at www.dana.com.

Is this year's proxy statement available electronically?

Yes. You may view this proxy statement and the proxy card, as well as the 2024 Annual Report, electronically by going to our website at www.dana.com/proxy and clicking on the document you wish to view, either the proxy statement and proxy card or annual report.

How can I find the results of the Annual Meeting?

Preliminary results will be announced at the Annual Meeting. Final results will be published in a Current Report on Form 8-K to be filed with the SEC within four business days after the Annual Meeting. If the official results are not available at that time, we will provide preliminary voting results in the Form 8-K and will provide the final results in an amendment to the Form 8-K as soon as they become available.

A copy of Dana's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed with the SEC, may be obtained without charge upon written request to the Corporate Secretary, Dana Incorporated, 3939 Technology Drive, Maumee, Ohio 43537.

The proxy statement and Dana's annual report to shareholders are available on our website at www.dana.com/proxy.

EXECUTIVE OFFICERS

Following are the names and ages of the executive officers of Dana, their positions with Dana and summaries of their backgrounds and business experience. Our executive officers serve on Dana's Executive Leadership Team. All executive officers are elected or appointed by the Board of Directors and hold office until the annual meeting of the Board of Directors following the annual meeting of shareholders in each year.

Name	Age as of February 25, 2025	Principal Occupation and Business Experience During Past 5 Years	Executive Officer
Byron S. Foster	56	Senior Vice President and President, Light Vehicle Systems (since July 2021), Senior Vice President and Chief Commercial, Marketing and Communications Officer (February 2021 to July 2021), Dana Incorporated. Prior to joining Dana, Mr. Foster was Chief Executive Officer at Shield T3, LLC (September 2020 to February 2021) and Executive Vice President, Seating at Adient plc (October 2016 to February 2019).	2021 - Present
Timothy R. Kraus	56	Senior Vice President and Chief Financial Officer (since December 2021), Senior Vice President of Finance and Treasurer (January 2017 to December 2021), Vice President of Finance and Treasurer (December 2016 to January 2017), Dana Incorporated.	2021 - Present
Douglas H. Liedberg	57	Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer (since January 2020), Senior Vice President, General Counsel and Secretary, Chief Compliance Officer (since May 2017), Associate General Counsel (November 2008 to April 2017), Dana Incorporated.	2017 - Present
R. Bruce McDonald	64	Mr. McDonald, 64, has served as interim Chairman of the Board of Directors, President and Chief Executive Officer of Dana Incorporated since November 2024. He also has served as a director on Dana's Board of Directors since 2014. Previously, Mr. McDonald served as Chairman and Chief Executive Officer (October 2016 to June 2018), Adient plc, a global automotive supplier. Mr. McDonald was Executive Vice President and Vice Chairman (September 2014 to October 2016), Executive Vice President and Chief Financial Officer (2005 to September 2014), Assistant Chief Financial Officer (2004) and Vice President, and Vice President and Corporate Controller (November 2001 to 2005) of Johnson Controls, Inc., a global manufacturer of automotive, power and building solutions. Mr. McDonald currently serves as chairman of the board of directors of Andrew Peller Limited. Mr. McDonald's extensive experience as Chairman and CEO of a global automotive parts supplier as well as his former roles as Vice Chairman and Chief Financial Officer of a global manufacturer provides him with an informed understanding of the financial issues and risks that affect Dana. Additionally, Mr. McDonald's international experience provides the Board with a global perspective helping our Board identify business opportunities and manage risks.	2024 - Present
Brian K. Pour	53	Senior Vice President and President, Commercial Vehicle Systems (since July 2024), Dana Incorporated. Prior to joining Dana, Mr. Pour was President and Chief Executive Officer (September 2017 to July 2024) at Auria Solutions (a global supplier of automotive flooring, acoustical, thermal, and aerodynamic solutions).	2024 - Present

Executive Compensation
Compensation Discussion and Analysis

Introduction

Our Compensation Discussion and Analysis (CD&A) provides information about the executive compensation philosophy, key principles and approaches the Company uses to determine the elements of compensation awarded to, earned by and paid to each of our named executive officers (NEOs) during 2024. This discussion offers context to the compensation disclosures included in the accompanying compensation tables and corresponding narrative discussion and footnotes below, and it should be read in conjunction with those disclosures.

Our NEOs for 2024 whose compensation is discussed in this CD&A and is included in the related tables are:

Name	Title
R. Bruce McDonald[1]	Interim Chairman of the Board, President and Chief Executive Officer
James K. Kamsickas[1]	Former Chairman of the Board, President and Chief Executive Officer
Timothy R. Kraus	Senior Vice President and Chief Financial Officer
Byron S. Foster	Senior Vice President and President, Light Vehicle Systems
Brian K. Pour	Senior Vice President and President, Commercial Vehicle Systems
Douglas H. Liedberg	Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer
Jeroen Decleer[2]	Former Senior Vice President and President, Off-Highway Drive and Motion Systems

(1)   In November 2024, Mr. McDonald became our interim Chairman and Chief Executive Officer, replacing Mr. Kamsickas, who had served as our Chief Executive Officer since 2015.

(2)   Mr. Decleer passed away unexpectedly in August 2024.

Executive Overview

On November 25, 2024, James K. Kamsickas agreed to step down from his roles as Chairman of the Board, President and Chief Executive Officer ("CEO") and R. Bruce McDonald was named interim Chairman and CEO. With Mr. McDonald's appointment, he and the executive leadership team, in close collaboration with the Board, announced a change in strategy to focus on core on-highway markets, accelerate value creation by significantly improving the Company's cost structure, delivering profitable growth through disciplined investment and refining the Company's electrification strategy. Key strategic initiatives announced are outlined below:

►   We announced the planned divestiture of our Off-Highway business, and the sale process is currently ongoing.

►   We've undertaken a comprehensive company-wide restructuring program affecting every part of the organization, from which Dana has committed to $300 million in annualized cost savings.

►   We've further implemented transformative organizational changes to reduce our operating complexity including merging our Power Technologies business unit into our Light Vehicle segment to create Light Vehicle Systems, while also integrating our aftermarket business into our Commercial Vehicle Systems segment.

►   Our dedicated electrification support organization was integrated directly into our business unit structure generating immediate engineering and operational efficiencies.

►   To demonstrate the urgency behind these strategic actions, our broader executive team, including senior management and our NEOs, will forego base salary increases in 2025, annual merit budgets have been reduced across the Company and other elements of our compensation and benefit programs have been modified to reduce complexity and cost.

The Company has committed to delivering Adjusted EBITDA margins, excluding Off-Highway, of 9.5% to 10.5% in 2026. These actions have been well received, and our shareholders have been rewarded with a significant increase in our share price.

Dana has been a technology leader in the mobility industry since its founding in 1904. We continue this tradition with complete, in-house mechanical drivetrain and e-Propulsion systems for all powertrain configurations found on the world's most advanced internal-combustion, diesel, hybrid, and all-electric vehicles.

Our success is driven by a strong culture that places people at the center of everything we do. Our commitment to innovation and doing business with the highest level of integrity is well known by our customers and industry leaders. In January 2025, our Company was recognized as a "Global Top Employer 2025" by the Top Employers Institute for our exceptional human resources programs.

Our 2025 outlook reinforces the impact of the actions described above, which solidify Dana's leadership position in the automotive industry and enable us to capitalize on the strength of our traditional and EV on-highway businesses.

Dana's Compensation Philosophy

The objectives of our executive compensation program are to retain, attract, motivate and reward our senior leaders in the successful execution of our strategy. Our long-range enterprise strategy builds on our strong foundation of innovation and technology and leverages our collaborative operating model, driving cross functional resource sharing while maintaining a customer centric focus. The program is designed to balance short-term performance with long-term growth, offering compensation and benefits that are competitive with executive compensation arrangements provided to executive officers at similar levels at comparably sized companies with whom we compete for talent.

Dana's executive compensation philosophy is reviewed annually by the Compensation Committee, with a focus on the following key goals:

✔ **Reward performance –** A substantial percentage of executive pay is performance-based and therefore at risk. Our pay programs reflect our "pay-for-performance" culture that aligns incentives with shareholder interests.

✔ **Drive ownership mentality –** We require executives to personally invest in Dana's success through stock ownership guidelines that require executives to own a significant amount of our stock.

✔ **Emphasize long-term incentive compensation –** We share a portion of the value created for shareholders with those responsible for the results through our performance-based long-term incentive compensation plans. Performance Shares reward executives for delivering long-term profitability and cash flow performance.

✔ **Retain, reward and attract the best talent to achieve superior results –** To consistently outperform our competitors, it is crucial that we retain and recruit superior talent capable of driving superior results. We have structured our compensation program to motivate and reward these results.

Dana's Executive Compensation Practices

Dana's executive compensation program features many best practices that serve shareholder interests.

What We Do	What We Don't Do
▶ Base half of our long-term compensation on the achievement of objective, pre-established goals tied to financial, operational, and strategic measures.	▶ No excise tax gross ups.
▶ Award incentive compensation based on objective measures.	▶ No excessive perquisites.
▶ Apply leading practice stock ownership guidelines.	▶ No hedging or pledging of Dana stock.
▶ Maintain a robust clawback policy, compliant with rules established by the SEC and NYSE, to recapture unearned incentive payments in the event of a restatement of our financial results, in addition to the ability to recoup equity awards if an executive engages in detrimental activities.	▶ No excessive change-in-control or executive severance provisions.
▶ Retain an independent compensation consultant.	▶ No payment of dividends or dividend equivalents on unvested awards.
▶ Include double-trigger vesting of severance payments upon a change in control.	▶ No enhanced benefits for retirements.

Say on Pay and Shareholder Engagement

At the 2024 Annual Meeting of Shareholders, 90% of votes cast were in favor of our executive compensation program. The Compensation Committee considered the favorable Say on Pay vote and other factors explained in our CD&A in evaluating the effectiveness of our executive compensation program, approving changes and other refinements to elements of our 2024 program to ensure the continued alignment of Dana's strategy and business goals with shareholders' long-term interests. Changes to the executive compensation program are described in further detail later in this discussion and analysis. We maintain an on-going dialogue with our shareholders and welcome feedback regarding our executive compensation program.

Relationship Between Dana's Pay and Performance

Compensation Peer Group

One of the factors our Compensation Committee uses in setting executive compensation is an evaluation of how our target compensation and benefits levels compare with those of similarly situated executives at companies that comprise our executive compensation peer group (Peer Group). Dana's philosophy for senior executive pay, including NEO pay, is to target the median of our Peer Group and general industry market data as provided by the Compensation Committee's independent compensation consultant. In addition to market data, other factors, such as an individual's experience, tenure in the role, responsibilities, and long-term strategic value to Dana are also considered when making recommendations and decisions on compensation.

The Peer Group used for benchmarking executive pay for all NEOs is made up of companies that are:

► in similar industries where Dana competes for talent, customers and capital including automotive parts and equipment, high-tech industrial, construction and farm machinery, heavy trucks and other durable goods manufacturers,

► of similar size (as measured by annual revenue), with a range of approximately 1/3rd to 3x Dana's revenue that results in a median revenue close to Dana's, and

► of similar complexity to Dana (e.g., multi-country and multi-segment with an emphasis on technology).

The Peer Group is reviewed annually by the Compensation Committee and modifications are made to ensure each company in the group meets the above comparison criteria. The 22 companies shown in the table below comprised our 2024 Peer Group:

Adient plc	Illinois Tool Works Inc.
Allison Transmission Holdings, Inc.	Ingersoll-Rand Inc.
American Axle & Manufacturing Holdings, Inc.	LCI Industries
Aptiv PLC	Lear Corporation
BorgWarner Inc.	Oshkosh Corporation
Dover Corporation	Parker-Hannifin Corporation
Eaton Corporation plc	Rockwell Automation, Inc.
Emerson Electric Co.	Terex Corporation
Flowserve Corporation	The Timken Company
Fortive Corporation	Trane Technologies plc
The Goodyear Tire & Rubber Company	Visteon Corporation

The Compensation Committee, after review with its independent compensation consultant, determined that all but one company comprising the 2023 Peer Group continued to meet the comparison criteria. With its acquisition of Meritor, Cummins' annual revenue is now outside the range for similar companies as described above and was removed from the Peer Group. Also, Allison Transmission was added as a direct business comparator and its addition to the Peer Group helps balance the industry and market composition of the group.

Pay for Performance

We believe it is important to assess how NEO realizable pay compares to Dana's performance because realizable pay is the compensation that NEOs actually or could potentially receive and demonstrates how pay is linked to performance. The Compensation Committee and management analyzed the alignment between the pay of our NEOs and Dana's three-year (2021-2023) performance relative to the Peer Group. The table below provides the definition of realizable pay and the performance metrics that were used for the pay-for-performance comparison.

Realizable Pay and Performance Measurement	
Realizable Pay is defined as the sum of three-year averages of base salary, annual incentive payouts and paper gains of long-term incentives, including values for the "in-the-money" portion of options (if applicable), all restricted share/unit grants, the target value of performance plans where actual performance is unknown and actual awards for performance awards with known payouts.	Note that this definition differs from that of summary compensation table pay, which represents the grant-date fair value of the long-term incentive awards. To evaluate and compare our performance with our Peer Group companies, we used an equally weighted composite of free cash flow growth, EBITDA growth, return on invested capital and revenue growth, which are commonly accepted key financial metrics.

The following graphs show the correlation between realizable pay and the financial performance metrics indicated above over the three-year period from 2021 through 2023 for Dana's former CEO and other NEOs, and the CEOs and other NEOs in our Peer Group. Performance is indicated across the horizontal axis (stronger performance from left to right) and compensation is reflected on the vertical axis (higher pay from bottom to top) of each of the graphs.





2024 Compensation at a Glance

To align pay levels for our NEOs with Dana's performance, our pay mix places the greatest emphasis on performance-based incentives. A significant majority (90% of our former Chairman, President and CEO's 2024 target compensation and 78% of the average 2024 target compensation of our other NEOs) is performance-based.



Elements of the 2024 Executive Compensation Program

Our annual executive compensation program has three primary pay components: base salary, annual performance-based cash bonuses and long-term equity incentives. We also offer retirement and additional benefits described later in this CD&A.

COST TO DANA	ELEMENT	KEY CHARACTERISTICS	WHY WE PAY THIS ELEMENT	DETERMINING FACTORS
FIXED	*Base salary*	► Fixed compensation payable in cash. Reviewed annually and adjusted when appropriate.	► Provide base level of competitive cash compensation for retaining and attracting executive talent.	► Experience, job scope, market data and individual performance.
VARIABLE	*Annual cash incentive award*	► Variable compensation payable in cash based on performance-related financial and individual goals.	► Incentivize high performance levels and reward short-term consolidated and individual performance.	► Corporate funding pool is based 80% on three financial performance metrics (Adjusted EBITDA, Adjusted Free Cash Flow and Net New Business, weighted 32%, 32% and 16%, respectively) aligned with the annual operating plan, and 20% on individual performance goals tied to the delivery of strategic and other objectives.
	Performance share awards (PSAs)	► PSAs vest after a three-year performance period based on achieving financial and shareholder return metrics.	► Align the interests of senior executives with those of shareholders around long-term value creation and executive talent retention. ► Minimize short-term risk-taking behaviors in the interest of positive long-term results.	► Target awards based on job scope, market data and individual performance. ► Payouts are earned based on performance associated with specified growth-based financial metrics (Pre-tax Return on Invested Capital (40% weighting)) and Adjusted Free Cash Flow growth (40% weighting) relative to initial baseline targets) and Relative Total Shareholder Return over a three-year period (20% weighting).
	Restricted stock units (RSUs)	► RSUs generally vest ratably on the first, second and third anniversary of the grant date.	► Increase long-term equity ownership and focus executives on providing shareholders with superior investment returns. ► Vesting terms and ownership guidelines promote retention and a strong linkage to the long-term interests of shareholders.	► Target award based on job scope, market data and individual performance.

Base Salary

We provide base salaries to compensate our NEOs for their primary roles and responsibilities, and to provide a stable level of annual compensation. Actual NEO salary levels and increases, where applicable, vary based on the NEO's role, level of responsibility, experience, individual performance, future potential and market value. In addition, salary increases may be warranted because of a promotion or change in responsibilities.

The Compensation Committee approved the 2024 annualized base salaries shown in the table below, primarily reflecting market positioning, particularly in comparison to our compensation peers, and performance, among other factors. The increase for Mr. Kraus was given to maintain positioning at the mid-point of the range of compensation peers and also in consideration of his strong performance, tenure in his role, and the importance of his role to the Company. Mr. McDonald was appointed interim Chairman and CEO in November 2024 and Mr. Pour joined Dana in July 2024.

NEO	2023 Salary	2024 Salary	Percent Increase
R. Bruce McDonald	—	$1,300,000	—
James K. Kamsickas	$1,326,000	$1,379,000	4.0%
Timothy R. Kraus	$ 725,000	$ 800,000	10.3%
Byron S. Foster	$ 640,000	$ 660,000	3.1%
Brian K. Pour	—	$ 625,000	—
Douglas H. Liedberg	$ 600,000	$ 620,000	3.3%
Jeroen Decleer	$513,817[1]	$530,043[1]	3.2%

(1) Mr. Decleer's compensation was generally denominated in euros and was converted to U.S. dollars using a year-end average exchange rate of 1.081721 U.S. dollars per euro.

Annual Performance-Based Cash Incentive

The Dana Annual Incentive Plan (AIP) is a cash-based annual bonus plan intended to motivate and reward employees based on Dana's consolidated financial results as well as individual performance that drives shareholder value.

The AIP covers approximately 4,100 employees, including our NEOs, with the exception of Mr. McDonald who does not participate in the Dana AIP. At the beginning of each year, the Compensation Committee reviews and approves an annual cash bonus target for each NEO as a percentage of base salary for the upcoming performance period. The NEOs may earn from 0% to 200% of their target incentive opportunity. The annual incentive payout is weighted 80% on consolidated financial metrics and 20% on individual performance goals focused on driving strategic, operational, and other priorities of the business.

The 2024 AIP target payout opportunities with respect to our NEOs are shown in the table below:

NEO	AIP Target Opportunity (% of Base Salary)
James K. Kamsickas	150%
Timothy R. Kraus	100%
Byron S. Foster	75%
Brian K. Pour	75%
Douglas H. Liedberg	75%
Jeroen Decleer	70%

Following a Peer Group compensation benchmarking review and an evaluation of our NEOs' respective roles and responsibilities, the Compensation Committee approved an increase to the AIP target opportunity for Mr. Decleer from (65% to 70%) effective with the 2024 plan year. All other target opportunities were left unchanged.

2024 AIP performance was based on the four key metrics shown in the table below. The plan was designed to reward the achievement of performance goals at the consolidated and individual levels. Net New Business, defined as future revenue growth based on the net value of awarded customer programs, was added as a performance metric for the 2024 plan year. The metric was added to the plan to incentivize revenue growth irrespective of propulsion source, replacing the Electrification Sales metric. Each of the three financial

performance metrics have been added to the plan to drive enhanced profitability, free cash flow generation and revenue growth, which are key value drivers of our business. The respective weights assigned to each metric are shown in the table and reflect the relative importance of each metric in driving the achievement of our strategic objectives.

Annual Incentive Plan Metrics		2024 Weighting
Financial Performance Metrics		
Adjusted EBITDA	40%	
Adjusted Free Cash Flow	40%	80%
Net New Business	20%	
Individual Performance Goals		20%

The Adjusted EBITDA and Adjusted Free Cash Flow measures used in our publicly reported financial results form the basis of the performance metrics that are components of our AIP. Adjustments to EBITDA generally include equity grant expense, restructuring expense, non-service cost components of pension and other postretirement benefits costs and other adjustments not related to our core operations (e.g., gains or losses on debt extinguishment, pension settlements, divestitures and impairments, etc.). Adjustments to Free Cash Flow include discretionary pension contributions. For the purpose of calculating the annual incentive award, an adjustment is made to remove the effects of currency exchange rate fluctuations on Adjusted EBITDA and Adjusted Free Cash Flow, which may have a significant impact on our financial results given our global footprint, and which is not within management's control. An additional adjustment is made to Adjusted Free Cash Flow performance to reflect favorable and unfavorable capital expenditure variances versus budgeted amounts relating to our electric vehicle investments.

Company Financial Metrics

Dana's financial performance makes up 80% of the overall AIP award for the NEOs and is measured using three financial metrics: Adjusted EBITDA, Adjusted Free Cash Flow and Net New Business, weighted 40%, 40% and 20% respectively. We believe these metrics are appropriate measures of our underlying earnings, align with our business enterprise strategy and our external financial reporting commitments, and drive shareholder value. The remaining 20% is based on individual performance goals.


2024 AIP
Financial Performance Metrics
80%
20%
Individual Performance Metrics

To determine the payout level for annual incentive awards, for 2024 performance, each financial goal is measured against specified targets with a performance range. Those performance ranges allow for a 100% payout along a performance continuum. Each of the three financial metric targets was based on achieving a level of performance which, at the time, was anticipated to be challenging but attainable, including consideration of the investment required for the development of electrified products. The threshold level was set to be reflective of performance at which the Compensation Committee believed a portion of the award opportunity should be earned. The maximum level was set well above the target, requiring significant achievement and reflecting performance at which the Compensation Committee believed a 200% target award would be warranted.

AIP Performance

Weighting, target performance, actual performance and the payout associated with each of the 2024 AIP metrics are shown in the table below. Metric weightings and performance ranges approved by the Compensation Committee are intended to complement the rigor inherent in our business planning and target-setting processes by further incentivizing the attainment of exceptional performance outcomes.

AIP Performance Metrics	Weight	Threshold	Target	Maximum	Actual	Payout (% of Target)
Adjusted EBITDA	40%	$786M	$925M	$1,018M	$879M	83.3%
Adjusted Free Cash Flow	40%	($89)M	$50M	$143M	$24M	90.7%
Net New Business[1]	20%	$243M	$485M	$790M	$481M	103.7%
Weighted Payout for Financial Metrics						90.3%

(1) Net New Business metric performance is weighted by business unit, measured independently and weighted results summed to determine the actual payout. As a result, the payout earned may exceed 100% despite performance below the target shown.

Individual Performance Goals

Each NEO's individual performance makes up 20% of their overall AIP award. For 2024, each executive leader, including our NEOs, was accountable for individual goals focused on driving specific priorities such as, but not limited to, employee safety commitments, quality performance, sales growth and other customer-centric objectives, financial performance, operational efficiencies and continuous improvement initiatives, sustainability actions and execution of our overall business strategy.



2024 AIP

Financial Performance Metrics **80%** **20%** Individual Performance Metrics

The Compensation Committee reviews the strategic, operational and other individual performance goals for the Chairman and CEO and other NEOs. The Chairman and CEO sets forth each of the other NEO's individual goals (and the weighting of each goal), subject to approval by the Compensation Committee. The Compensation Committee sets the individual goals and weighting of each goal for the Chairman and CEO.

In recognition of their support during the CEO transition and successful contributions expeditiously road mapping Dana's $300 million cost reduction initiative, Messrs. Kraus, Foster, Pour and Liedberg were each awarded the maximum 200% for the individual performance goals component of the AIP (from a range of 0% - 200%). The individual performance component for Mr. Kamsickas and Mr. Decleer were paid at target. As noted above, Mr. McDonald does not participate in the AIP.

2024 Annual Incentive Plan Results

The annual incentive payments for our NEOs under the 2024 AIP, based on financial and individual performance described above, are shown in the following table.

NEO	2024 Award
James K. Kamsickas	$1,907,984
Timothy R. Kraus	$ 897,920
Byron S. Foster	$ 555,588
Brian K. Pour	$ 526,125
Douglas H. Liedberg	$ 521,916
Jeroen Decleer	$ 371,030[1]

(1) Mr. Decleer's compensation was generally denominated in euros and was converted to U.S. dollars using a year-end average exchange rate of 1.081721 U.S. dollars per euro. The Compensation Committee approved a payment of $371,030 upon Mr. Decleer's death, reflecting his target opportunity under the 2024 Annual Incentive Plan.

The performance and payout range (threshold, target and maximum incentive opportunity) of annual cash incentives for each of our NEOs is provided in the table titled "Grants of Plan-Based Awards". The actual award paid, as shown in the table above, is also provided in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" below.

Long-Term Incentive Program

We believe that Dana's long-term performance is driven through an ownership culture that rewards executives for creating and maximizing shareholder value. Our Long-Term Incentive Program (LTIP) provides participants, including our NEOs, with incentive awards that serve an important role by balancing short-term goals with long-term shareholder value creation while minimizing risk-taking behaviors that could negatively affect long-term results.

The Compensation Committee approves the amount of the annual long-term incentive award, which is based on a percentage of the NEO's base salary. Each NEO's award opportunity is based on a target dollar value (determined prior to the beginning of the performance period) assigned to his or her position based on market comparisons for similar positions, using both Peer Group and general industry market data. Following its market data review for 2024, the Compensation Committee approved increases to certain executives' LTIP target opportunities to maintain alignment with long-term incentive opportunities afforded executives of the companies in Dana's Peer Group. Increases were approved for Mr. Kamsickas (from 700% to 725% of base salary), Mr. Kraus (from 275% to 300% of base salary) and Mr. Liedberg (from 200% to 215% of base salary). Increases were provided to maintain positioning at the mid-point of the range of compensation peers and also in consideration of each executive's tenure in their role. Mr. Pour's target opportunity was set at 225% upon his hiring. All other target opportunities were left unchanged. Mr. McDonald received an award of restricted stock unit (RSUs) under the terms of his offer letter upon being named interim Chairman and CEO, described in the "Summary Compensation Table".

The annual LTIP award was delivered through two vehicles, one half of the total target value in the form of performance share awards (PSAs) and the other half through restricted stock units (RSUs). We believe both PSAs and RSUs are forms of performance-based incentive compensation because PSAs vest based on performance against financial metrics associated with profitability, cash flow and shareholder return consistent with our long-term financial and strategic objectives while providing direct alignment with shareholder interests and the value of RSUs fluctuates based on stock price performance.

As described in the footnotes to the "Summary Compensation Table", and the table titled "Stock Vested During Fiscal Year", upon Mr. Decleer's death in 2024, in consideration of his 20 years of service and contributions to Dana, the Compensation Committee approved the vesting of all of his unvested restricted stock units (RSUs) and performance share awards (PSAs), reflecting approximately $806,813 in total value with PSAs valued at target.

Performance Shares

The LTIP is designed to provide PSAs to a select group of senior executives, including our NEOs, with the exception of Mr. McDonald, whose award upon being named interim Chairman and CEO consisted of receiving only a grant of RSUs due to the interim nature of his appointment, precluding him from participation in the full performance period. PSAs are tied to the achievement of financial performance measures, Pre-tax Return on Invested Capital ("ROIC") (40% weighting), Adjusted Free Cash Flow (40% weighting), and Total Shareholder Return relative to the S&P 1500 Autos & Components index ("Relative TSR") (20% weighting). While Adjusted EBITDA is a key performance metric driving the achievement of our strategic objectives, we recognized that its inclusion in both our short and long-term incentive plans was redundant and removed the metric from our LTIP. We added ROIC as a new metric in the 2024 LTIP to provide an enhanced focus on the Company's balance sheet and the efficient allocation of capital. Adjusted Free Cash Flow was retained in both the short and long-term plans because of the importance this metric plays in the successful execution of our strategy. Each metric is measured over a three-year performance period (2024-2026) and PSAs can be earned from 0% to 200% of target opportunity. This combination of metrics incentivizes performance associated with profitability, cash flow and shareholder return and is intended to drive execution of our long-term financial and strategic objectives while aligning with investor interests. The value of performance shares is also tied to Dana's stock price performance, which further aligns the executives' interests with those of shareholders.

The target opportunities of the 2024 PSAs for the NEOs are shown in the table below:

NEO	PSA 2024 Target Award Opportunity (# shares)
James K. Kamsickas	378,129
Timothy R. Kraus	90,771
Byron S. Foster	59,909
Brian K. Pour	58,788
Douglas H. Liedberg	50,416
Jeroen Decleer	34,731

Restricted Stock Units

The other half of the LTIP design consists of RSU awards. We use RSUs to motivate and reward executives for improving long-term stock value and to serve as a retention tool. RSUs are generally granted in February to approximately 175 senior management employees, including our NEOs, and vest ratably on the first, second and third anniversary of the grant date, provided the recipient remains employed by Dana when the awards vest. RSUs awarded to Mr. McDonald upon being named interim Chairman and CEO vest on the one-year anniversary of the grant date and are subject to continued service on the Board and the terms of the applicable equity compensation plans and documents (see "CEO Employment Agreements" section later in this document for additional details). The RSUs awarded in 2024 to the NEOs are shown in the table below.

NEO	Number of RSUs Awarded in 2024
R. Bruce McDonald	1,217,798
James K. Kamsickas	378,129
Timothy R. Kraus	90,771
Byron S. Foster	59,909
Brian K. Pour	58,789
Douglas H. Liedberg	50,416
Jeroen Decleer	34,731

Equity awards granted to each of our NEOs are shown in the "Grants of Plan-Based Awards" table and "Summary Compensation Table" below.

2022 Performance Share Plan

December 31, 2024 marked the end of the three-year performance period for the 2022 PSAs. The performance metrics, performance payout ranges, and target growth criteria for these awards were set and approved by the Compensation Committee in February 2022.

Under the 2022 LTIP, the number of performance shares that vest and could be earned by the NEOs (other than for Mr. McDonald and Mr. Pour as neither Mr. McDonald nor Mr. Pour held any 2022 PSAs) was based on the level of achievement associated with two Company financial metrics, Adjusted EBITDA and Adjusted Free Cash Flow, and a third performance metric, Relative Total Shareholder Return (TSR), compared to a peer group index. The initial performance targets for Adjusted EBITDA and Adjusted Free Cash Flow were established by the Compensation Committee at the beginning of the three-year performance period in alignment with our 2022 operating plan. Targets for the second and third years of the performance period were set based on the actual performance of the prior year and applying a predetermined level of growth for each metric in the following year. In each year of the plan, measurement against that year's targets determined the number of performance shares earned during the year and banked for distribution at the end of the performance period. Target Relative TSR was also established at the beginning of the performance period, with Company TSR performance relative to the performance of the S&P 1500 Autos & Components index at the end of the performance period determining the number of performance shares earned for the metric.

The table below summarizes the results of the 2022 performance share plan.

Performance Metrics	Weight	2022-2024 Targets			Actual Performance	Percentage Achievement
		Threshold	Target	Maximum		
Adjusted EBITDA	40%					
▶ 2022 Performance Year		$760M	$950M	$1,140M	$700M	0.0%
▶ 2023 Performance Year		$596M	$745M	$894M	$845M	22.3%
▶ 2024 Performance Year		$712M	$890M	$1,068M	$887M	13.1%
Adjusted Free Cash Flow	40%					
▶ 2022 Performance Year		$248M	$310M	$372M	$209M	0.0%
▶ 2023 Performance Year		$187M	$234M	$281M	($25)M	0.0%
▶ 2024 Performance Year		$0M	$0M	$0M	$74M	26.7%
Relative TSR (percentile)	20%	25th	50th	75th	26th	5.7%
Weighted Payout:						67.8%

NEO	Performance Shares Target Award (# shares)	Performance Share Payout (# shares)
James K. Kamsickas	199,041	134,948
Timothy R. Kraus	33,452	22,679
Byron S. Foster	29,605	20,071
Douglas H. Liedberg	25,535	17,312
Jeroen Decleer	6,680	6,680[1]

(1) The Compensation Committee awarded Mr. Decleer the target amount of his 2022 PSA award upon his death in August 2024

Other Elements of Compensation

To remain competitive with other companies and to retain, attract and motivate highly talented executives, we provided certain other benefits to our NEOs in 2024, including health, wellness and retirement benefits.

Executive Perquisites

We do not offer significant individual perquisites to our NEOs such as car allowances, club memberships, and tax and financial planning. Mr. McDonald was provided certain living expenses as described in the footnotes to the "Summary Compensation Table" due to the interim nature of his assignment. Mr. Decleer was provided with a leased car as an element of his compensation in his Belgium-based role.

Health and Welfare – Wellness Benefits

We provide other benefits such as medical, dental, life insurance, accidental disability and dismemberment insurance, short-term disability and long-term disability to our U.S.-based NEOs, which are also provided to all eligible U.S.-based salaried employees. Eligible employees can purchase additional life, dependent life and accidental death and dismemberment coverage as part of their employee benefits package. Our U.S.-based NEOs and certain other manager-level employees may also purchase supplemental long-term disability insurance.

As part of our employee health and wellness benefit initiatives, we provide an executive physical program to certain executives, including our NEOs, in which we strongly encourage participation. The benefit provides an annual routine wellness examination and comprehensive physical at a cost to Dana of approximately $2,500 per executive with a slightly higher cost for initial participation.

Retirement Benefits

We maintain a tax-qualified, "safe harbor" 401(k) plan for our employees, including the U.S.-based NEOs. Eligible participants may make voluntary contributions to the plan up to Internal Revenue Code limits. Dana makes both matching contributions and a fixed contribution to each eligible employee's 401(k) plan account. We match 100% of the employee's contributions up to 3% of compensation and 50% of the employee's contributions from 3% to 5% of compensation, providing a maximum employer match of 4% of compensation to an employee. We give a company fixed contribution equal to 3.5% of each eligible employee's compensation.

We provide a non-qualified savings plan (Restoration Plan), to which we credit amounts to participants, including our NEOs, that we would have otherwise provided as matching and fixed contributions under the 401(k) plan if IRS statutory limits on 401(k) plan contributions had not been applicable.

We also administer a non-qualified defined contribution supplemental executive retirement plan (SERP) for certain executives, including Mr. Kamsickas and Mr. Liedberg. A portion of the SERP benefit is based on our performance.

We offer a non-qualified deferred compensation plan that allows eligible employees, including our NEOs, to defer base salary and/or incentive pay to be paid at a future date. For more information regarding our non-qualified retirement programs, see the narrative following the "Nonqualified Deferred Compensation" table.

How We Make Compensation Decisions

Role of the Compensation Committee and Chairman and CEO

The Compensation Committee of the Board of Directors assists the Board in fulfilling its obligations related to the compensation of Dana's executive officers and, in general, with respect to compensation and benefits programs relating to all employees. Our current Compensation Committee consists of a chair and independent directors who are appointed annually by the Board. Under its Charter, the Compensation Committee must have a minimum of three members who meet the requirements for independence as set forth by the SEC, the NYSE and our Standards of Director Independence. Members of the Committee must also qualify as "non-employee directors" within the meaning of Exchange Act Rule 16b-3.

Michael J. Mack served as Chair of the Compensation Committee for part of 2024 before stepping down as Chair due to a broader change in committee assignments. Mr. Mack continued to serve on the Compensation Committee for the balance of the year. Bridget E. Karlin succeeded Mr. Mack and was named Chair, serving in that capacity for the remainder of the year. R. Bruce McDonald served as a member of the Compensation Committee for part of 2024 prior to the change in committee assignments. The other members of the Compensation Committee serving in 2024 included Ernesto M. Hernández and Steven D. Miller. Christian A. Garcia began serving as a member of the Compensation Committee beginning February 2025.

The Compensation Committee's responsibilities include, but are not limited to:

- ► Reviewing our executive compensation philosophy and strategy;

- ► Participating in the performance evaluation process for our Chairman and CEO;

- ► Setting base salary and incentive opportunities for our Chairman and CEO and other senior executives;

- ► Establishing the overarching pay philosophy for Dana's management team;

- ► Establishing incentive compensation and performance goals and objectives for our executive officers and other eligible executives and management, and determining whether performance objectives have been achieved; and

- ► Recommending employment and severance agreements for our Chairman and CEO and other senior executives to the Board.

The Compensation Committee holds executive sessions without the presence of any member of executive management, including the NEOs, typically to discuss compensation matters pertaining to the Chairman and CEO. Each year, the Committee reviews the performance and total compensation package of our NEOs and reviews and establishes each NEO's total target and actual compensation for the current year including base salary, annual bonus opportunities and long-term incentive awards.

Our Chairman and CEO is responsible for making recommendations to the Compensation Committee regarding base salary and incentive opportunities for the NEOs other than with respect to his own compensation.

Compensation decisions are made by the Compensation Committee using its sole judgment. The Compensation Committee focuses primarily on each NEO's performance against his or her financial and strategic objectives, Dana's overall performance, and a business unit's performance where applicable, while reserving authority to make decisions based on overall business performance, conditions and challenges.

Role of the Independent Compensation Consultant

The Compensation Committee's charter states the Committee may retain outside compensation consultants, legal counsel or other advisors. The Committee retains an independent compensation consultant, Mercer US LLC (Mercer), a wholly owned subsidiary of Marsh & McLennan Companies, Inc. (MMC), to advise it on certain compensation matters. The Committee has the sole authority to retain, compensate and terminate any independent compensation consultants of its choosing.

In connection with the Compensation Committee's engagement of Mercer, the Committee considered factors relevant to Mercer's independence, including six factors specified by NYSE rules, and determined that Mercer's work does not raise any conflict of interest. The Committee requested Mercer's advice on a variety of issues, including compensation strategy, market comparisons, review of our Peer Group, pay and performance alignment versus industry peers, executive pay trends, stock ownership guidelines, compensation best practices and potential compensation plan designs and modifications.

Mercer provided the Peer Group and general industry compensation data to management and the Compensation Committee, and it was used as a frame of reference for establishing compensation targets for base salary, annual bonus and long-term incentives for all of our NEOs at the beginning of 2024.

In addition to its services for the Compensation Committee, separate and distinct from executive and director compensation consulting services, Mercer provided select services for Dana in various other capacities in 2024. Those services included other global compensation consulting where Mercer data was most relevant in a given country. Mercer's fees for executive compensation consulting in fiscal year 2024 were $235,182. During the fiscal year, Dana retained Mercer (and its MMC affiliates) to provide services unrelated to executive compensation. The aggregate fees paid for these other services were $28,125. These other services were not approved by our Board of Directors or the Compensation Committee because they relate to broad-based compensation and benefit plans.

Compensation Policies and Practices

Dana's Stock Ownership Guidelines

Our NEOs must comply with stock ownership guidelines that require executives to own a significant number of shares of our common stock. The stock ownership guidelines are calculated based on a multiple of the executive's annual base salary and the average stock price during the prior calendar year.

In determining that the ownership requirements are satisfied, we generally include RSUs that have been granted and any shares owned outright by the executive. Unearned performance shares are not counted in determining stock ownership for this purpose. Executives have five years beginning from date of hire or promotion into an applicable role in which to attain compliance. The sale of shares acquired upon vesting of awards is restricted until the ownership requirements, shown below, have been met.

Title	Ownership as a Multiple of Base Salary
Chairman and Chief Executive Officer	8x
Chief Financial Officer	5x
Executive Vice Presidents and General Counsel	3x
Senior Vice Presidents (increased from 1x in February 2025)	2x

All NEOs exceeded, met or were on track to meet their 2024 ownership requirement as established under our guidelines.

Clawback Policy

To mitigate risk to Dana of awarding certain of its executives, including its NEOs, incentive compensation based on financial results that are subsequently restated, the Compensation Committee adopted a revised clawback policy in 2023, in compliance with rules set by the SEC and the NYSE requiring the clawback of incentive compensation (Clawback Policy). The Clawback Policy provides that the Compensation Committee will act to recoup incentive compensation paid to the Company's executives and certain other officers determined to have been paid in excess or in error based on the restated results. The policy can be found as an exhibit to Dana's Annual Report on Form 10-K for the year ended December 31, 2024. The revised Clawback Policy has not been triggered following its adoption in 2023. In addition, equity awards issued pursuant to the 2021 Omnibus Incentive Plan include clawback provisions allowing the Board to require forfeiture of unvested awards and recoupment of issued awards in the event an executive engages in certain types of detrimental activity.

Hedging and Pledging of Dana Stock

Under the terms of our "Insider Trading Policy", non-employee Directors, officers and certain employees are not permitted to engage in securities transactions that would allow them either to insulate themselves from, or profit from, a decline in Dana's stock price. Similarly, directors, officers and certain employees may not enter into hedging transactions in Dana's stock. Such transactions include, but are not limited to, short sales as well as any hedging transactions in derivative securities (e.g., puts, calls, options, swaps, forward contracts or collars) or other speculative transactions relating to Dana's stock. Pledging of Dana's stock is also prohibited.

Equity-Based Grant Practices

Under our equity-based grant practices, we make regular equity-based grants to eligible employees, including our NEOs, in the first quarter of the calendar year at a regularly scheduled meeting of the Compensation Committee. We also may award equity-based grants during the year to newly hired executive officers as part of their compensation package or to executives based on a promotion during the year. In the case of equity-based grants to newly hired employees who may be officers subject to Section 16 of the Exchange Act, including NEOs, the grants are authorized by the Compensation Committee.

Mitigation of Potential Risk in Pay Programs

The Compensation Committee has reviewed our compensation policies and practices and determined that there are no risks arising from our compensation policies and practices that are reasonably likely to have a material adverse effect on Dana. To avoid excessive risk-taking behaviors, Dana has put in place several mechanisms, including, but not limited to:

► Stock ownership guidelines;

► Caps on annual incentive payouts;

► Financial performance-based annual incentive program;

► Long-term incentive awards that are delivered in the form of equity;

► Mix of multiple types of awards and performance assessment periods;

► Use of multiple metrics and performance periods to determine annual and long-term incentive payouts; and

► Clawback and anti-hedging and pledging policies.

CEO Transition Agreement

In November 2024, Mr. McDonald became our interim Chairman and Chief Executive Officer, replacing Mr. Kamsickas, who had served as our Chief Executive Officer since 2015.

Our Compensation Committee and Board approved a new employment agreement for Mr. McDonald, as described in the "CEO Employment Agreements" section below. In addition, our Compensation Committee and Board of Directors believed that it was important to ensure a successful transition and to have an opportunity to receive continued services from Mr. Kamsickas given his institutional knowledge of our Company. As a result, the Compensation Committee approved a short transition period whereby Mr. Kamsickas agreed to remain as an advisor until March 31, 2025, after which he would be eligible to receive the severance benefits provided under his pre-existing employment agreement. Terms of these employment and transition agreements can be found in the "CEO Employment Agreements" section below. No other NEO has an employment agreement.

Severance Arrangements

We administer an executive severance plan (Executive Severance Plan) in which our continuing NEOs participate, except for Mr. McDonald, whose severance compensation, other than for a change in control, is governed by his offer letter. We also provide a double-trigger change in control severance plan (Change in Control Severance Plan) in which our continuing NEOs participate. The Change in Control Severance Plan provides cash severance benefits as a result of a qualifying termination of employment after a change in control. These arrangements provide certainty to both Dana and the former executive as to their rights and obligations to each other, including restrictive covenants and non-compete agreements.

Executive Severance Plan

The Executive Severance Plan provides severance compensation to eligible executives, including our continuing NEOs whose employment is involuntarily terminated other than by reason of death, disability or cause prior to a change in control. Severance compensation for our interim Chairman and CEO is provided in his employment agreement or offer letter.

Change in Control Severance Plan

The Change in Control Severance Plan provides severance benefits to eligible executives whose employment is involuntary terminated as a result of a change in control. Each of our continuing NEOs is eligible to participate in the plan. We believe that such a plan helps to both retain and attract executives by reducing the personal uncertainty that arises from the possibility of a future business combination or restructuring. Dana believes that the Change in Control Severance Plan helps to increase shareholder value by encouraging executives to consider change in control transactions that are in the best interest of Dana and its shareholders, even if the transaction may ultimately result in termination of their employment. The plan contains a double-trigger provision (i.e., termination of employment after a change in control) for the vesting of equity awards and for distributing severance payments in the event of any change in control. No excise tax gross-up is provided under this plan.

Additional information on the terms and conditions of these plans as they relate to our NEOs is described in the section entitled "Potential Payments and Benefits upon Termination or Change in Control" below.

Impact of Accounting and Tax Treatments

Internal Revenue Code Section 162(m)

Generally, Section 162(m) limits the deductibility of compensation paid to our covered executive officers in excess of $1 million per year. Tax deductibility is only one of several factors the Compensation Committee may consider in evaluating the Company's executive compensation program and its effectiveness in retaining, attracting, motivating and rewarding its senior leaders.

Accounting for Stock-Based Compensation

We account for stock-based payments under our equity-based plans in accordance with the requirements of FASB ASC 718, Compensation – Stock Compensation. Further information about this accounting treatment can be found in Notes 1 and 10 to the Consolidated Financial Statements in Dana's Annual Report on Form 10-K for the year ended December 31, 2024.

Compensation Committee Report

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis (CD&A) with management. Based on this review and discussion, the Compensation Committee recommended to the Board of Directors that the CD&A be included in this Proxy Statement and incorporated by reference into our Annual Report on Form 10-K.

Compensation Committee

Bridget E. Karlin, Chair
Christian A. Garcia
Michael J. Mack, Jr.

March 3, 2025

EXECUTIVE COMPENSATION

The following table summarizes the compensation of our interim Chairman and CEO, former Chairman, President and CEO, Senior Vice President and CFO, our three other most highly compensated executive officers serving at the end of the fiscal year ended December 31, 2024, and our former Senior Vice President and President, Off-Highway Drive and Motion Systems who would have been one of the three most highly compensation executive officers had he been serving at the end of the fiscal year, (collectively, the named executive officers) for services rendered during the years stated in all capacities to Dana and our subsidiaries other than for Mr. McDonald, which only includes compensation in his capacity as interim CEO. The compensation Mr. McDonald received for services as a nonemployee director prior to his appointment as interim CEO is shown in the Director Compensation section below.

SUMMARY COMPENSATION TABLE

Name and Principal Position[1]	Year	Salary ($)	Bonus ($)	Stock Awards ($)[2][3]	Non-Equity Incentive Plan Compensation ($)[4]	Change in Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
R. Bruce McDonald *Interim Chairman of the Board, President and Chief Executive Officer*	2024	135,417		10,399,995	0	0	14,613	10,550,025
James K. Kamsickas[6] *Former Chairman of the Board, President and Chief Executive Officer*	2024	1,244,930	0	10,247,499	1,722,485	0	699,831	13,914,745
	2023	1,326,000	0	11,958,807	3,407,922	0	634,425	17,327,154
	2022	1,275,000	0	9,139,212	1,435,523	0	32,513	11,882,248
Timothy R. Kraus *Senior Vice President and Chief Financial Officer*	2024	800,000	0	2,456,128	897,920	0	156,306	4,310,354
	2023	725,000	0	2,157,831	1,227,531	0	84,676	4,195,038
	2022	600,000	0	1,621,879	331,020	0	61,301	2,614,200
Byron S. Foster *Senior Vice President and President, Light Vehicle Systems*	2024	660,000	0	1,624,218	555,588	0	114,226	2,954,032
	2023	640,000	0	1,564,669	812,229	0	76,562	3,093,460
	2022	590,000	0	1,346,668	335,592	0	53,241	2,325,501
Brian K. Pour *Senior Vice President and President, Commercial Vehicle Systems*	2024	277,778	750,000	1,418,021	526,125	0	14,323	2,986,247
Douglas H. Liedberg *Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer*	2024	620,000	0	1,365,815	521,916	0	274,916	2,782,647
	2023	600,000	0	1,614,425	769,205	0	210,078	3,193,708
	2022	572,500	0	1,328,095	335,514	0	46,359	2,282,468
Jeroen Decleer[7] *Former Senior Vice President and President, Off-Highway Drive and Motion Systems*	2024	293,474	0	1,735,740	371,030	0	648,863	3,049,107

Footnotes:

(1) The latest position held by the named executive officer as of December 31, 2024.

(2) With respect to the 2024, 2023, and 2022 grants, this column shows the grant date value of the PSAs and/or RSUs computed in accordance with FASB ASC 718, Compensation – Stock Compensation. Also included in this column are dividend equivalent units earned on RSUs in the applicable year which are subject to the same vesting conditions as the underlying awards. For additional information regarding the assumptions used in determining fair value for share-based compensation, refer to Notes 1 and 10 of the Notes to the Consolidated Financial Statements in Dana's Annual Report on Form 10-K for the year ended December 31, 2024. Refer to the "Grants of Plan-Based Awards" table below for information on awards made in 2024. Refer to the "Outstanding Equity Awards at Fiscal Year-End" table for the market value of awards not vested as of December 31, 2024. The values of the PSAs at the grant date if the highest level of performance conditions were to be achieved would be as follows: Mr. Kamsickas—$9,997,750; Mr. Kraus—$2,400,000; Mr. Foster—$1,584,000; Mr. Pour—$1,406,250; Mr. Liedberg—$1,333,000. Includes $806,813 representing the incremental fair value of equity awards that were vested upon Mr. Decleer's death in 2024, as a special dispensation following twenty years of service and substantial contributions to Dana.

(3) Based upon metric performance over the three-year period ending December 31, 2024, the PSAs granted in 2022 as part of the NEOs 2022 LTIP award resulted in an aggregate payout of 67.8% of target as summarized below:

Name	Total 2022 LTIP Grant Date Value	Grant Date Value of RSUs	Grant Date Value of PSAs	Value of Actual Payout of PSAs
James K. Kamsickas	$9,051,101	$4,588,602	$4,462,499	$1,785,375
Timothy R. Kraus	$1,523,761	$ 773,767	$ 749,994	$ 300,056
Byron S. Foster	$1,365,597	$ 701,853	$ 663,744	$ 265,539
Douglas H. Liedberg	$1,163,367	$ 590,872	$ 572,495	$ 229,038
Jeroen Decleer	$ 304,433	$ 154,667	$ 149,766	$ 71,209

The 2022 LTIP was comprised of an award of 50% RSUs and 50% PSAs. Under the 2022 LTIP, the number of performance shares that vest and could be earned by the NEOs was based on the level of achievement associated with two Company financial metrics, Adjusted EBITDA and Adjusted Free Cash Flow, and a third performance metric, Relative Total Shareholder Return (TSR) compared to a peer group index. The payout of PSAs awarded in 2022 was 67.8% of target based on metric performance, further described in the 2022 LTIP performance section of the "Compensation Discussion and Analysis".

(4) This column shows the cash incentive awards earned for performance under our 2024 AIP. For years 2023 and 2022, the amount shown reflects cash incentive awards pursuant to the annual incentive payable in the reported year. Upon Mr. Decleer's death in 2024, the Compensation Committee approved the payment of $371,030, reflecting Mr. Decleer's target opportunity under the 2024 AIP.

(5) The total values shown for the individuals during 2024 include the benefits set forth below.

    a. R. Bruce McDonald: $10,156 for contributions to the Dana Retirement Savings Plan (401(k)); $3,663 for perquisites related to living expenses while serving as interim CEO; and $794 for life benefits (including AD&D and group variable universal life insurance).

    b. James K. Kamsickas: $25,875 for contributions to the Dana Retirement Savings Plan (401(k)); $323,089 for credits to the Restoration Plan; $337,073 representing the change in value of the SERP; $12,024 for life benefits (including AD&D and group variable universal life insurance); and $1,770 for business-related spousal travel.

    c. Timothy R. Kraus: $25,875 for contributions to the Dana Retirement Savings Plan (401(k)); $126,190 for credits to the Restoration Plan; $2,567 for life benefits (including AD&D and group variable universal life insurance); and $1,675 for business-related spousal travel.

    d. Byron S. Foster: $25,875 for contributions to the Dana Retirement Savings Plan (401(k)); $84,542 for credits to the Restoration Plan; $2,269 for life benefits (including AD&D and group variable universal life insurance; and $1,540 for business-related spousal travel.

    e. Brian K. Pour: $13,268 for contributions to the Dana Retirement Savings Plan (401(k)); and $695 for life benefits (including AD&D and group variable universal life insurance

    f. Jeroen Decleer: $127,615 for 2023 holiday pay based on a percent of total income; $186,352 for 2024 holiday pay based on a percent of total income paid upon Mr. Decleer's death (accelerated from 2025); $225,908 for additional holiday pay on special dispensation of accelerated incentive plan distributions approved by the Compensation Committee (accelerated from 2026 and later); $25,430 for Belgium Statutory Premium Pay; $12,361 for a leased vehicle; $2,213 for participation in a local profit sharing plan; and $41,310 for consulting, estate tax planning and other services related to his death.

    g. Douglas H. Liedberg: $25,875 for contributions to the Dana Retirement Savings Plan (401(k)); $78,315 for credits to the Restoration Plan; $168,444 representing the change in value of the SERP; and $2,282 for life benefits (including AD&D and group variable universal life insurance).

(6) Pursuant to Mr. Kamsickas' Transition Agreement, from November 25, 2024 through March 31, 2025, he will continue to be a non-executive employee and serve as a special advisor, performing transition and advisory services. During the advisory period, Mr. Kamsickas will continue to receive his existing base salary and benefits. He will not receive any long-term incentive awards during the advisory period.

(7) Mr. Decleer's compensation was generally denominated in euros and was converted to U.S. dollars using a year-end average exchange rate of 1.081721 U.S. dollars per euro.

The following table contains information on grants of awards to named executive officers in the fiscal year ended December 31, 2024 under the 2021 Dana Incorporated Omnibus Incentive Plan (the "2021 Plan") and the 2024 Annual Incentive Plan.

Grants of Plan-Based Awards at Fiscal Year-End

Name	Type of Award	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#)[3]	Grant Date Fair Value of Stock Awards ($)[4]
			Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)		
R. Bruce McDonald	Restricted Stock Unit Award	11/25/2024							1,217,798	10,399,995
James K. Kamsickas	Performance Share Award	2/13/2024				189,064	378,129	756,258		4,998,865
	Restricted Stock Unit Award	2/13/2024							399,456	5,248,634
	Annual Incentive Plan		827,400	2,068,500	4,137,000					
Timothy R. Kraus	Performance Share Award	2/13/2024				45,385	90,771	181,542		1,199,993
	Restricted Stock Unit Award	2/13/2024							95,565	1,256,135
	Annual Incentive Plan		320,000	800,000	1,600,000					
Byron S. Foster	Performance Share Award	2/13/2024				29,954	59,909	119,818		791,997
	Restricted Stock Unit Award	2/13/2024							63,339	832,221
	Annual Incentive Plan		198,000	495,000	990,000					
Brian K. Pour	Performance Share Award	7/22/2024				29,334	58,788	117,576		703,104
	Restricted Stock Unit Award	7/22/2024							59,902	714,917
	Annual Incentive Plan		187,500	468,750	937,500					
Douglas H. Liedberg	Performance Share Award	2/13/2024				25,208	50,416	100,832		666,500
	Restricted Stock Unit Award	2/13/2024							53,218	699,315
	Annual Incentive Plan		186,000	465,000	930,000					
Jeroen Decleer	Performance Share Award	2/13/2024				17,365	34,731	69,462		459,144
	Restricted Stock Unit Award	2/13/2024							35,543	469,783
	Annual Incentive Plan		148,412	371,030	742,060					

Footnotes:

(1) These columns reflect the potential payments for each of the named executive officers under our 2024 AIP. As discussed in the Annual Performance-Based Cash Incentive section of the "Compensation Discussion and Analysis" above, the actual payout for the 2024 AIP was 90.3% of target based on 2024 performance against established metrics. Refer to the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation Table" for individual payouts. Refer to the 2024 AIP portion of the "Compensation Discussion and Analysis" section above for additional information on such program, including the performance targets that correspond to the potential payments listed.

(2) These columns reflect the potential issuance of shares for each of the NEOs under the PSA component of the 2024 LTIP. As discussed in the LTIP awards section of the "Compensation Discussion and Analysis," PSAs account for fifty percent (50%) of the 2024 LTIP and such awards cliff vest at the end of the three-year period based on performance against established metrics. Refer to the 2024 LTIP portion of the "Compensation Discussion and Analysis" section above for additional information on such program, including the performance targets that correspond to the potential payouts listed.

(3) This amount represents the number of RSUs granted as a component of the 2024 LTIP and dividend equivalent units granted in 2024. As discussed in the LTIP section of the CD&A, RSUs accounted for fifty percent (50%) of the 2024 LTIP. Mr. McDonald was awarded RSUs upon being named interim Chairman and CEO in November 2024. Other than Mr. McDonald's RSU grant, the RSUs vest ratably over the three (3) year period after the date of grant. Mr. McDonald's RSU grant vests on the one-year anniversary of the grant date.

(4) This column represents the fair value (at grant date) of PSAs, RSUs and dividend equivalents granted to each of the NEOs in 2024. The value of the PSAs and RSUs is calculated using the closing stock price on the date of grant. The value of PSAs assumes a target level of performance. The value of the dividend equivalents is calculated using the closing stock price on the dividend payment date.

The following table provides information about PSAs and RSUs awarded under the 2021 Plan for each named executive officer that were outstanding as of December 31, 2024.

Each outstanding award is shown separately. The market value of the stock awards is based on the closing market price of Dana common stock on December 31, 2024 of $11.56 per share.

Outstanding Equity Awards at Fiscal Year-End

Name	Plan Year	Stock Awards		Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)
		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[10]		
R. Bruce McDonald	2024	1,217,798[1]	14,077,745		
James K. Kamsickas	2024	391,197[2]	4,522,237	756,258[6]	8,742,342
	2023	175,735[3]	2,031,497	770,334[7]	8,905,061
	2022	71,587[4]	827,546	134,948[8]	1,559,999
Timothy R. Kraus	2024	93,906[2]	1,085,553	181,542[6]	2,098,626
	2023	37,746[3]	436,344	121,560[7]	1,405,234
	2022	12,033[4]	139,101	22,679[8]	262,169
Byron S. Foster	2024	61,977[2]	716,454	119,818[6]	1,385,096
	2023	29,079[3]	336,153	82,846[7]	957,700
	2022	10,647[4]	123,079	20,071[8]	232,021
Brian K. Pour	2024	59,902[5]	692,467	58,788[9]	679,589
Douglas H. Liedberg	2024	52,157[2]	602,935	100,832[6]	1,165,618
	2023	22,718[3]	262,620	106,796[7]	1,234,562
	2022	9,184[4]	106,167	17,312[8]	200,127

Footnotes:

(1)   RSUs granted on November 25, 2024 that vest on the one-year anniversary of the grant date.

(2)   RSUs granted on February 13, 2024 vest ratably on the subsequent three (3) grant date anniversaries.

(3)   RSUs granted on February 14, 2023 vest ratably on the subsequent three (3) grant date anniversaries.

(4)   RSUs granted on February 15, 2022 vest ratably on the subsequent three (3) grant date anniversaries.

(5)   RSUs granted on July 22, 2024 vest ratably on the subsequent three (3) grant date anniversaries.

(6)   PSAs granted on February 13, 2024 cliff vest after three-year performance period.

(7)   PSAs granted on February 14, 2023 cliff vest after three-year performance period.

(8)   This figure reflects the shares earned from the PSA component of the LTIP award issued on February 15, 2022 based on weighted performance results of 67.8%.

(9)   PSAs granted on July 27, 2024 cliff vest after three-year performance period.

(10) All values in the table are based on the closing stock price of $11.56 on December 31, 2024. For the PSAs granted in 2024, the amounts in this column reflect the market value of 200% of the PSAs granted (i.e., maximum performance) For the PSAs granted in 2023, the amounts in this column reflect the market value of 200% of the PSAs granted (i.e., maximum performance) For the PSAs granted in 2022, the amounts in this column reflect actual aggregate performance based on achievement of 67.8% of the PSAs granted for the performance period ended December 31, 2024.

The following table provides information concerning the vesting of PSAs and RSUs during the fiscal year ended December 31, 2024, for each of the named executive officers.

Stock Vested During Fiscal Year

	Stock Awards	
Name	**Number of Shares Acquired on Vesting (#)**	**Value Realized on Vesting ($)[1]**
James K. Kamsickas	311,214	4,192,282
Timothy R. Kraus	37,977	513,115
Byron S. Foster	30,115	401,812
Douglas H. Liedberg	46,279	624,504
Jeroen Decleer[2]	111,410	1,208,368

Footnotes:

(1)   These values represent the vesting of RSUs and were determined by using the closing price of our common stock on the NYSE on each vesting date.

(2)   Upon Mr. Decleer's death in 2024, in consideration of his twenty years of service and contributions to Dana, the Compensation Committee approved the vesting of all of his unvested restricted stock units (RSUs) and performance share awards (PSAs), reflecting approximately $806,813 in total value, with PSAs valued at target.

The following table provides information on the nonqualified deferred compensation of the named executive officers with respect to the fiscal year ended December 31, 2024.

Nonqualified Deferred Compensation at Fiscal Year-End

Name	**Dana Credits in 2024 ($)**	**Aggregate Earnings in 2024 ($)**	**Aggregate Withdrawals / Distributions in 2024 ($)**	**Aggregate Balance on 12/31/2024 ($)**
James K. Kamsickas	485,939[1]	335,546	0	4,092,680
Timothy R. Kraus	126,190[1]	122,300	0	792,025
Byron S. Foster	84,542[1]	8,422	0	181,044
Douglas H. Liedberg	176,948[1]	152,800	0	1,305,687

Footnotes:

(1)   Includes credit under the Restoration Plan for employer fixed and matching contributions that exceed the IRS limits for our qualified 401(k) plan and credit under the SERP described below. This credit is also reflected in Footnote 5 of the "Summary Compensation Table" above.

Restoration Plan Company Credits ($ value)		**Supplemental Executive Retirement Plan Company Credits ($ value)**	
James K. Kamsickas	323,089	**James K. Kamsickas**	162,850
Timothy R. Kraus	126,190	**Timothy R. Kraus**	0
Byron S. Foster	84,542	**Byron S. Foster**	0
Douglas H. Liedberg	78,315	**Douglas H. Liedberg**	98,633

Retirement Plans

Dana maintains a SERP for certain executives, including certain named executive officers. Under the terms of the SERP, Dana established unfunded notional defined contribution accounts subject to the claims of Dana's general creditors. Each participant account is credited on an annual basis as follows: (a) fixed employer credits – equal to 3.5% of compensation; and (b) discretionary employer credits based on the sole discretion of the Compensation Committee and Company performance not to exceed 4% of compensation. The earnings rate for each participant is based on the rates of return (positive or negative) earned by the measurement funds selected by the participant as offered for the purposes of the plan. Participants are fully vested after five (5) years of service or upon death, disability or change in control as defined by the plan.

Dana also maintains a non-qualified deferred compensation plan that allows eligible executives to defer base pay and/or incentive pay into unfunded notional accounts subject to the claims of Dana's general creditors.

Under the Restoration Plan, a non-qualified savings plan, Dana credits amounts to participants, including our NEOs, that we would have otherwise provided as matching and fixed contributions under the 401(k) plan if IRS statutory limits on 401(k) plan contributions had not been applicable.

CEO EMPLOYMENT AGREEMENTS

McDonald Employment Arrangements

In connection with his appointment as interim CEO and Chairman of the Board, Mr. McDonald entered into an offer letter with us on November 24, 2024 that provides that, while he serves as interim CEO, his base salary will be $1,300,000. He received a grant of 1,217,798 RSUs, which will vest on the one-year anniversary of the date of grant, subject to his continued service on the Board and certain termination protections. This grant was provided in lieu of any other short or long-term incentive compensation awards and due to the interim nature of his appointment, consistent with the recommendations of the Board's independent compensation consultant, and in line with the median of our peers.

Beginning January 1, 2025, while serving as the interim CEO, Mr. McDonald will not receive additional compensation relating to his service on the Board (other than compensation he accrued prior to his appointment as interim CEO). His outstanding equity awards previously granted in connection with his Board service will remain outstanding and continue to vest in accordance with the applicable award agreements. The term of his employment under the offer letter is for an initial one (1) year (or earlier upon appointment of a successor), which may be extended for additional one-month periods by mutual agreement. If the Company involuntarily terminates his employment without cause (and not due to disability), or the Company refuses to re-nominate him to the Board or he is removed from the Board (other than for cause), in each case, during the initial one-year term, he will be entitled to (i) the portion of his Base Salary that would otherwise have been payable if he remained the interim CEO for the duration of the initial one-year term, payable in regular payroll installments over the twelve (12) month period commencing on the date of his termination and (ii) full acceleration of the unvested portion of the foregoing RSU award.

Kamsickas Transition and Employment Arrangements

We entered into a Transition and Release Agreement with Mr. Kamsickas on November 24, 2024, pursuant to which Mr. Kamsickas agreed to immediately step down as our President and Chief Executive Officer of Dana and resign from the Board effective as of November 25, 2024. From November 25, 2024 through March 31, 2025, Mr. Kamsickas agreed to continue to be a non-executive employee and serve as a special advisor, performing transition and advisory services, during which time he would receive his continuing base salary and benefits, but will not receive any long-term incentive awards during such period. The Transition and Release Agreement provided for the involuntary termination of his employment without cause on March 31, 2025, at which time he will be eligible to receive the separation benefits provided for in his employment agreement described below upon an involuntary termination without cause and not due to disability, subject to Mr. Kamsickas' execution and nonrevocation of a release of claims and other conditions. For a period of twenty-four (24) months following his termination of employment, Mr. Kamsickas is prohibited from competing against the Company, soliciting its customers or employees, and working for a competitor. Mr. Kamsickas has also agreed that he will not disclose the Company's confidential information.

On August 11, 2015, the Company entered into an employment agreement with Mr. Kamsickas in connection with his appointment as President and Chief Executive Officer Under the terms of his employment agreement, in lieu of his participation in the Executive Severance Plan, upon an involuntary termination of Mr. Kamsickas' employment without cause and not due to disability, or voluntary resignation for good reason, subject to his execution and non-revocation of a release of claims, he would be entitled to (i) severance in an amount equal to twenty-four (24) months of base salary, payable in regular payroll installments over the twenty-four (24) month period commencing on the date of termination, (ii) a bonus for the year of termination based on actual performance under the annual incentive program and a bonus for the calendar year after termination at the target amount, both payable when annual bonuses are paid to other senior executives, (iii) medical, dental, prescription drug, basic life insurance and employee assistance program benefits for twenty-four (24) months following the date of his termination subject to his payment of any required employee contributions consistent with those contributions required of active employees of Dana (and which benefits shall be coterminous with his entitlement to COBRA health benefits continuation), and (iv) outplacement benefits (having a cost not exceeding $50,000). As provided in his Transition Agreement, following his involuntary termination of employment at the conclusion of the transition and advisory period, he will receive the severance outlined in his employment agreement, which includes: $2,758,000 in continued base salary payments, the 2024 annual bonus reflected in the "Summary Compensation Table" and 24 months of benefits (with a value estimated at $40,205).

POTENTIAL PAYMENTS AND BENEFITS UPON TERMINATION OR CHANGE IN CONTROL

As discussed in the "Compensation Discussion and Analysis" section above, Dana maintains both an Executive Severance Plan and Change in Control Severance Plan that apply to certain senior executives, including our named executive officers.

Set forth below is a description of each plan (applicable to eligible executive officers, including named executive officers). This is followed by tables relating to Messrs. McDonald, Kraus, Foster, Pour and Liedberg. The tables do not include information for Mr. Kamsickas or Mr. Decleer, neither of whom were serving as executive officers at year-end. For a quantification of the amounts actually due to Mr. Kamsickas, see "CEO Employment Agreements" above, and for Mr. Decleer, refer to the footnotes to the "Summary Compensation Table" below.

Executive Severance Plan

In the event any eligible executive officer, except for Mr. Kamsickas and Mr. McDonald (as they are entitled to payments under their respective employment agreements described above), is involuntarily terminated by Dana without cause and other than due to death or disability and such termination occurs prior to a change in control, Dana will pay the executive an amount equal to twelve (12) months of base salary, the cost of COBRA premiums for twelve (12) months, and an AIP payment equal to a full year, subject to actual performance results. Additionally, the executive will receive payment or receive reimbursement for reasonable costs of outplacement services, subject to a maximum amount of $25,000.

Change in Control Severance Plan

The Change in Control Severance Plan is designed to provide severance benefits to all eligible executive officers whose employment is terminated as a result of a change in control of Dana. Dana's current named executive officers are eligible to participate in the Change in Control Severance Plan. Under the Change in Control Severance Plan, any participant who incurs a qualifying termination (as defined below) will be entitled to receive two times the sum of the individual's salary and target bonus (three times the sum of his or her salary and his or her target bonus, in the case of the CEO and CFO) for the year in which termination occurs. As of the termination date, each named executive officer will be entitled to: (i) the full amount of any earned but unpaid base salary through the date of termination plus a cash payment for all unused vacation time accrued; (ii) a pro rata portion of his or her annual target bonus for the year in which termination occurs; (iii) all equity awards vesting in full (with the target number of performance shares, if applicable) and becoming fully exercisable; (iv) a lump sum cash amount to allow, but not require, the employee to purchase additional coverage equal to a total of two years (three years for the CEO) of subsidized COBRA; and (v) reasonable costs of outplacement services not to exceed $25,000 ($50,000 for the CEO). The Change in Control Severance Plan does not provide for any excise tax gross-up payments to executive officers in connection with a change in control and instead includes provisions requiring a cutback of the benefits payable under the plan if it would result in the executive receiving a greater payment on an after-tax basis (after accounting for any excise taxes that would otherwise be triggered). Payments under the Change in Control Severance Plan are payable in a lump-sum subject to execution of a release of claims against Dana.

For purposes of the Change in Control Severance Plan, "qualifying termination" generally means (i) an executive's involuntary termination of employment with Dana during the 24-month period (36 months in the case of the CEO) following a change in control other than a termination by reason of death, disability or for cause or (ii) an executive's resignation of employment with Dana during such period for good reason.

Equity Award Provisions

Pursuant to the award agreements for the RSUs, if the recipient's employment is terminated without cause or by reason of death, disability or normal retirement, all outstanding RSU awards are prorated based on the number of full months of employment on the termination date within each vesting period. In the event of a change in control and the recipient is still employed with Dana, RSUs become nonforfeitable and payable to the recipient. Pursuant to the award agreements for the performance shares, if the recipient's employment is terminated without cause or by reason of death, disability or normal retirement, the outstanding performance awards shall remain eligible to vest, prorated based on the number of full months of employment from the grant date through the termination date, and based on actual performance during the performance period. If, during the performance period, a change in control occurs and the recipient is still employed with Dana, then the recipient shall automatically vest in the target number of performance shares.

The following tables set forth the potential payments that would have been due to our named executive officers (other than Messrs. Kamsickas and Decleer) upon termination or a change in control as of December 31, 2024.

R. Bruce McDonald

The following table describes the potential termination and change in control payments to Mr. McDonald, Dana's interim Chairman, President and Chief Executive Officer, under a variety of circumstances.

Pay Element	Change in Control and Termination Without Cause or Voluntary Termination with Good Reason	Death / Disability[4]	Termination Without Cause or Voluntary Termination with Good Reason (No Change in Control)
Cash Compensation			
Separation Payment	$ 0[1]	$0	$ 1,164,583[2]
Long-Term Incentive			
Restricted Stock Units	$14,077,745[3]	$0	$14,077,745[3]
Total	$14,077,745	$0	$15,242,328

Footnotes:

(1)   Mr. McDonald is not eligible for a separation payment due to change in control.

(2)   Mr. McDonald is entitled to receive an amount equal to the portion of his base salary that would otherwise have been payable if he remained interim CEO for the entire 12 month term. This amount is payable over 12 months following termination pursuant to the terms of the McDonald Employment Agreement.

(3)   As described under "Equity Award Provisions" above, our awards provide for vesting in full on a change in control.

(4)   Mr. McDonald is not eligible for any separation payments, benefits, and any RSUs are forfeited upon death/disability pursuant to the terms of his offer letter.

Timothy R. Kraus

The following table describes the potential termination and change in control payments to Mr. Kraus, Dana's Senior Vice President and Chief Financial Officer, under a variety of circumstances.

Pay Element	Change in Control and Termination Without Cause or Voluntary Termination with Good Reason	Death / Disability	Termination Without Cause (No Change in Control)
Cash Compensation			
Separation Payment	$4,800,000[1]		$ 800,000[2]
Annual Incentive Award	$ 800,000[3]	$ 897,920	$ 897,920[4]
Long-Term Incentive			
Performance Shares	$1,751,930[5]	$1,080,351[6]	$1,080,351[6]
Restricted Stock Units	$1,660,999[7]	$ 699,565[8]	$ 699,565[8]
Benefits and Perquisites			
Health insurance, etc.	$ 40,146[9]		$ 20,073[10]
Restoration Plan[11]	$ 792,025	$ 792,025	$ 792,025
Accrued Vacation[12]	$ 66,667	$ 66,667	$ 66,667
Other			
Outplacement	$ 25,000		$ 25,000
Total	$9,936,767	$3,536,528	$4,381,601

Footnotes:

(1) Mr. Kraus would have been eligible for a separation payment equal to the sum of his annual base salary and the target bonus multiplied by three (3) pursuant to the terms of our Change in Control Severance Plan. Under Section 280G of the Internal Revenue Code and the best net approach, Mr. Kraus would be better served paying the excise tax than having amounts reduced to the 280G limit.

(2) Mr. Kraus is entitled to receive an amount equal to 12 months of his annual base salary pursuant to the terms of our Executive Severance Plan.

(3) Mr. Kraus is entitled to receive an amount equal to a pro rata portion of his annual target bonus pursuant to the terms of our Change in Control Severance Plan.

(4) Upon a termination without cause in the absence of a change in control Mr. Kraus is entitled to receive an amount equal to his bonus based on actual results pursuant to the terms of our Executive Severance Plan.

(5) As described above under "Equity Award Provisions", PSAs vest in full assuming target performance upon a change in control.

(6) As described above under "Equity Award Provisions", PSAs vest on a *pro rata* basis assuming target performance for 2023 and 2024; actual performance for 2022.

(7) As described above under "Equity Award Provisions", RSUs vest in full upon a change in control.

(8) As described above under "Equity Award Provisions", RSUs vest on a *pro rata* basis upon a qualifying termination absent a change in control.

(9) Mr. Kraus would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on his date of termination for a period of two (2) years.

(10) Mr. Kraus would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on his date of termination for a period of one (1) year.

(11) Mr. Kraus is eligible to receive his Restoration Plan benefit effective December 31, 2024. The Restoration Plan benefit includes credit for fixed and matching contributions that exceed the IRS limits for our qualified 401(k) plan.

(12) For purposes of this table, we assumed Mr. Kraus did not take any vacation in 2024.

Byron S. Foster

The following table describes the potential termination and change in control payments to Mr. Foster, Dana's Senior Vice President and President, Light Vehicle Systems, under a variety of circumstances.

Pay Element	Change in Control and Termination Without Cause or Voluntary Termination with Good Reason	Death / Disability	Termination Without Cause (No Change in Control)
Cash Compensation			
Separation Payment	$2,310,000[1]		$ 660,000[2]
Annual Incentive Award	$ 495,000[3]	$ 555,588	$ 555,588[4]
Long-Term Incentive			
Performance Shares	$1,171,398[5]	$ 782,092[6]	$ 782,092[6]
Restricted Stock Units	$1,175,687[7]	$ 520,662[8]	$ 520,662[8]
Benefits and Perquisites			
Health insurance, etc.	$ 40,177[9]		$ 20,088[10]
Restoration Plan[11]	$ 181,044	$ 181,044	$ 181,044
Accrued Vacation[12]	$ 55,000	$ 55,000	$ 55,000
Other			
Outplacement	$ 25,000		$ 25,000
Total	$5,453,306	$2,094,386	$2,799,474

Footnotes:

(1) Mr. Foster would have been eligible for a separation payment equal to the sum of his annual base salary and the target bonus multiplied by two (2) pursuant to the terms of our Change in Control Severance Plan. Under Section 280G of the Internal Revenue Code and the best net approach, Mr. Foster would be better served paying the excise tax than having amounts reduced to the 280G limit.

(2) Mr. Foster is entitled to receive an amount equal to 12 months of his annual base salary pursuant to the terms of our Executive Severance Plan.

(3) Mr. Foster is entitled to receive an amount equal to a pro rata portion of his annual target bonus pursuant to the terms of our Change in Control Severance Plan.

(4) Upon a termination without cause in the absence of a change in control Mr. Foster is entitled to receive an amount equal to his bonus based on actual results pursuant to the terms of our Executive Severance Plan.

(5) As described above under "Equity Award Provisions", PSAs vest in full assuming target performance upon a change in control.

(6) As described above under "Equity Award Provisions", PSAs vest on a *pro rata* basis assuming target performance upon a qualifying termination absent a change in control for 2023 and 2024; actual performance for 2022 upon a qualifying termination absent a change in control.

(7) As described above under "Equity Award Provisions", RSUs vest in full upon a change in control.

(8) As described above under "Equity Award Provisions", RSUs vest on a *pro rata* basis upon a qualifying termination absent a change in control.

(9) Mr. Foster would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of two (2) years.

(10) Mr. Foster would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of one (1) year.

(11) Mr. Foster is eligible to receive his Restoration Plan benefit effective December 31, 2024. The Restoration Plan benefit includes credit for fixed and matching contributions that exceed the IRS limits for our qualified 401(k) plan.

(12) For purposes of this table, we assumed Mr. Foster did not take any vacation in 2024.

Brian K. Pour

The following table describes the potential termination and change in control payments to Mr. Pour, Dana's Senior Vice President and President, Commercial Vehicle Systems, under a variety of circumstances.

Pay Element	Change in Control and Termination Without Cause or Voluntary Termination with Good Reason	Death / Disability	Termination Without Cause (No Change in Control)
Cash Compensation			
Separation Payment	$2,187,500[1]		$ 625,000[2]
Annual Incentive Award	$ 468,750[3]	$526,125	$ 526,125[4]
Long-Term Incentive			
Performance Shares	$ 679,589[5]	$226,530[6]	$ 226,530[6]
Restricted Stock Units	$ 692,467[7]	$192,347[8]	$ 192,347[8]
Benefits and Perquisites			
Health insurance, etc.	$ 40,146[9]		$ 20,073[10]
Restoration Plan[11]	$ 0	$ 0	$ 0
Accrued Vacation[12]	$ 52,083	$ 52,083	$ 52,083
Other			
Outplacement	$ 25,000		$ 25,000
Total	$4,145,535	$997,085	$1,667,158

Footnotes:

(1) Mr. Pour would have been eligible for a separation payment equal to the sum of his annual base salary and the target bonus multiplied by two (2) pursuant to the terms of our Change in Control Severance Plan. Under Section 280G of the Internal Revenue Code and the best net approach, Mr. Pour would be better served having amounts reduced to Section 280G limits than paying the excise tax.

(2) Mr. Pour is entitled to receive an amount equal to 12 months of his annual base salary pursuant to the terms of our Executive Severance Plan.

(3) Mr. Pour is entitled to receive an amount equal to a pro rata portion of his annual target bonus pursuant to the terms of our Change in Control Severance Plan.

(4) Upon a termination without cause in the absence of a change in control Mr. Pour is entitled to receive an amount equal to his bonus based on actual results pursuant to the terms of our Executive Severance Plan.

(5) As described above under "Equity Award Provisions", PSAs vest in full assuming target performance upon a change in control.

(6) As described above under "Equity Award Provisions", PSAs vest on a *pro rata* basis assuming target performance for 2024 upon a qualifying termination absent a change in control.

(7) As described above under "Equity Award Provisions", RSUs vest in full upon a change in control.

(8) As described above under "Equity Award Provisions", RSUs vest on a *pro rata* basis upon a qualifying termination absent a change in control.

(9) Mr. Pour would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of two (2) years.

(10) Mr. Pour would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of one (1) year.

(11) Mr. Pour was not eligible for the Restoration Plan benefit in 2024. Eligibility begins in 2025. The Restoration Plan benefit includes credit for fixed and matching contributions that exceed the IRS limits for our qualified 401(k) plan.

(12) For purposes of this table, we assumed Mr. Pour did not take any vacation in 2024.

Douglas H. Liedberg

The following table describes the potential termination and change in control payments to Mr. Liedberg, Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer under a variety of circumstances.

Pay Element	Change in Control and Termination Without Cause or Voluntary Termination with Good Reason	Death / Disability	Termination Without Cause (No Change in Control)
Cash Compensation			
Separation Payment	$2,170,000[1]		$ 620,000[2]
Annual Incentive Award	$ 465,000[3]	$ 521,916	$ 521,916[4]
Long-Term Incentive			
Performance Shares	$1,200,090[5]	$ 805,905[6]	$ 805,905[6]
Restricted Stock Units	$ 971,722[7]	$ 428,229[8]	$ 428,299[8]
Benefits and Perquisites			
Health insurance, etc.	$ 39,450[9]		$ 19,725[10]
Restoration Plan[11]	$ 679,685	$ 679,685	$ 679,685
SERP[12]	$ 626,002	$ 626,002	$ 626,002
Accrued Vacation[13]	$ 51,667	$ 51,667	$ 51,667
Other			
Outplacement	$ 25,000		$ 25,000
Total	$6,228,616	$3,113,404	$3,778,129

Footnotes:

(1) Mr. Liedberg would have been eligible for a separation payment equal to the sum of his annual base salary and the target bonus multiplied by two (2) pursuant to the terms of our Change in Control Severance Plan. Under Section 280G of the Internal Revenue Code and the best net approach, Mr. Liedberg would be better served having amounts reduced to Section 280G limits than paying the excise tax.

(2) Mr. Liedberg is entitled to receive an amount equal to 12 months of his annual base salary pursuant to the terms of our Executive Severance Plan.

(3) Mr. Liedberg is entitled to receive an amount equal to a pro rata portion of his annual target bonus pursuant to the terms of our Change in Control Severance Plan.

(4) Upon a termination without cause in the absence of a change in control Mr. Liedberg is entitled to receive an amount equal to his bonus based on actual results pursuant to the terms of our Executive Severance Plan.

(5) As described above under "Equity Award Provisions", PSAs vest in full assuming target performance upon a change in control.

(6) As described above under "Equity Award Provisions", PSAs vest on a *pro rata* basis assuming target performance upon a qualifying termination absent a change in control for 2023 and 2024; actual performance for 2022 upon a qualifying termination absent a change in control.

(7) As described above under "Equity Award Provisions", RSUs vest in full upon a change in control.

(8) As described above under "Equity Award Provisions", RSUs vest on a *pro rata* basis upon a qualifying termination absent a change in control.

(9) Mr. Liedberg would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of two (2) years.

(10) Mr. Liedberg would receive a lump sum cash payment in the amount of the difference of his employee premium share and COBRA costs as determined on the date of termination for a period of one (1) year.

(11) Mr. Liedberg is eligible to receive his Restoration Plan benefit effective December 31, 2024. The Restoration Plan benefit includes credit for fixed and matching contributions that exceed the IRS limits for our qualified 401(k) plan.

(12) Mr. Liedberg is eligible to receive his SERP benefit effective December 31, 2024.

(13) For purposes of this table, we assumed Mr. Liedberg did not take any vacation in 2024.

CEO PAY RATIO

In accordance with the Dodd-Frank Act requirement to disclose the ratio of the CEO's annual total compensation to that of Dana's global median employee, Dana has determined that the pay ratio for 2024 is 296:1. The ratio is based on the annual total compensation (determined in accordance with the Summary Compensation Table definition) of $48,690 which Dana paid in 2024 to its median employee, serving in a plant production line role in Columbia, Missouri and our former CEO's total compensation for 2024 of $13,914,745. For purposes of determining the CEO compensation, the above is based on the compensation of Mr. Kamsickas, who was CEO on October 31, 2024, reflecting the amount included in the "Total" column of the Summary Compensation Table, plus an amount equal to $506,645 to reflect the annualization of his compensation, which results in an annual total for 2024 of $14,421,390.

We elected to use the same median employee that we identified in 2023 to calculate our 2024 CEO pay ratio. In accordance with SEC rules, we determined that we had no changes to our compensation practices or employee demographics in 2024 that we reasonably believe would result in a significant change to our pay ratio disclosure.

In 2023, identification of the median employee was based on our global employee population of approximately 35,948, of which 26,671 were employed outside of the U.S. We excluded non-U.S. locations reflecting approximately 809 employees in Thailand, 650 in Argentina, 155 employees in Lithuania, 88 employees in Colombia, and 49 employees in Ecuador, and such exclusions reflected 5% of our total employee population. Such employee population was evaluated as of October 31, 2023. We established a compensation measure inclusive of all cash earnings paid in the 12-month period preceding October 31, 2023. For new hires and employees on unpaid leave that did not provide services to Dana during the entire measurement period, compensation was annualized. All non-U.S. compensation was converted to U.S. dollars based on applicable exchange rates as of October 31, 2023.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) of Regulation S-K. Given the rule's flexibility, the method Dana used to determine the median employee and compensation measure may be different from its peers such that the pay ratio of its peers may not be comparable.

Pay Versus Performance

Pay Versus Performance Table

In accordance with disclosure requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, the following information describes the relationship between compensation actually paid to our NEOs and certain financial performance of the Company. For additional information regarding the alignment of our compensation programs with the Company's performance, refer to our "Compensation Discussion & Analysis".

The table below summarizes Summary Compensation Table ("SCT") total compensation reported for, and Compensation Actually Paid ("CAP", as defined by the SEC) to, our former CEO, our interim CEO and, on average, our other NEOs.

Year	Summary Compensation Table Total for Former CEO[1]	Compensation Actually Paid to Former CEO[1][2][3]	Summary Compensation Table Total for Interim CEO[1]	Compensation Actually Paid to Interim CEO[1][2][3]	Avg Summary Compensation Table Total for Non-CEO NEOs[1][2]	Average Compensation Actually Paid to Non-CEO NEOs[1][2][3]	Value of Initial Fixed $100 Investment Based on:[4] Company TSR	Peer Group TSR	Net Income (Loss) (Millions USD)	Adjusted EBITDA[5] (Millions USD)
2024	$13,914,745	$10,584,170	$10,550,025	$14,227,775	$3,216,477	$2,492,343	$ 71	$189	($ 57)	$885
2023	$17,327,154	$14,595,591			$3,609,177	$3,117,256	$ 87	$180	$ 38	$845
2022	$11,882,248	$ 4,464,658			$2,357,617	$1,393,365	$ 87	$138	($242)	$700
2021	$10,616,003	$12,396,926			$2,112,689	$2,368,441	$129	$152	$197	$795
2020	$10,536,432	$ 4,949,534			$2,943,844	$1,819,391	$108	$120	($ 31)	$593

(1) James K. Kamsickas, former Chairman of the Board, President and CEO, was our principal executive officer ("PEO") through November 25, 2024. R. Bruce McDonald, interim Chairman of the Board, President and CEO, became our PEO effective November 25, 2024. The individuals comprising the non-CEO NEOs for each fiscal year presented are listed below.

2020	2021	2022	2023	2024
Jonathan M. Collins	Jonathan M. Collins	Timothy R. Kraus	Timothy R. Kraus	Timothy R. Kraus
Aziz S. Aghili	Timothy R. Kraus	Aziz S. Aghili	Aziz S. Aghili	Byron S. Foster
Robert D. Pyle	Aziz S. Aghili	Byron S. Foster	Byron S. Foster	Brian K. Pour
Douglas H. Liedberg	Douglas H. Liedberg	Douglas H. Liedberg	Douglas H. Liedberg	Jeroen Decleer
	Antonio Valencia			Douglas H. Liedberg

(2) These columns reflect Compensation Actually Paid (CAP) calculated in accordance with Item 402(v) of Regulation S-K. CAP does not necessarily reflect compensation actually earned, realized, or received. The amounts reflect the Summary Compensation Table totals with certain adjustments as described below.

(3) CAP reflects the deduction and addition of certain amounts for the former CEO, the interim CEO and the Non-CEO NEOs as set forth below. Amounts in the columns titled Deduction of Grant Date Fair Value of Stock Awards from Summary Compensation Table are the totals from the Stock Awards column shown in the applicable Summary Compensation Table. Amounts in the columns titled Additions to Summary Compensation Table include the net addition of the following: (i) the year end fair value of any equity awards granted in the applicable year that are outstanding and unvested as of the end of the year; (ii) the change in fair value as of fiscal year end compared to prior year end fair value for unvested and outstanding awards granted in prior fiscal years; and (iii) the change in fair value as of vesting date compared to prior year end fair value for vested awards granted in prior years.

Year	Summary Compensation Table Total for Former CEO	Deduction of Grant Date Fair Value of Stock Awards from Summary Compensation Table	Additions to Summary Compensation Table	Compensation Actually Paid to Former CEO
2024	$13,914,745	($10,247,499)	$ 6,916,924	$10,584,170
2023	$17,327,154	($11,958,807)	$ 9,227,244	$14,595,591
2022	$11,882,248	($ 9,139,212)	$ 1,721,622	$ 4,464,658
2021	$10,616,003	($ 8,478,178)	$10,259,101	$12,396,926
2020	$10,536,432	($ 8,282,900)	$ 2,696,002	$ 4,949,534

Year	Summary Compensation Table Total for Interim CEO	Deduction of Grant Date Fair Value of Stock Awards from Summary Compensation Table	Additions to Summary Compensation Table	Compensation Actually Paid to Interim CEO
2024	$10,550,025	($10,399,995)	$14,077,745	$14,227,775

Year	Summary Compensation Table Total for Non-CEO NEOs	Deduction of Grant Date Fair Value of Stock Awards from Summary Compensation Table	Additions to Summary Compensation Table	Compensation Actually Paid to Non-CEO NEOs
2024	$3,216,477	($1,719,984)	$ 995,850	$2,492,343
2023	$3,609,177	($1,889,546)	$1,397,625	$3,117,256
2022	$2,357,617	($1,491,462)	$ 527,210	$1,393,365
2021	$2,112,689	($1,341,617)	$1,597,369	$2,368,441
2020	$2,943,844	($1,681,355)	$ 556,902	$1,819,391

The amounts deducted or added in calculating the equity award adjustments are as follows:

Year	Year End Value of Awards Granted During Covered Fiscal Year for Former CEO	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	Total for Former CEO
2024	$9,079,449	($1,807,953)	($ 354,572)	$ 6,916,924
2023	$9,453,700	($1,341,376)	$1,114,920	$ 9,227,244
2022	$6,279,348	($4,196,181)	($ 361,545)	$ 1,721,622
2021	$7,280,424	$2,411,826	$ 566,851	$10,259,101
2020	$4,396,119	($1,939,322)	$ 239,205	$ 2,696,002

Year	Year End Value of Awards Granted During Covered Fiscal Year for Interim CEO	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	Total for Interim CEO
2024	$14,077,745	$0	$0	$14,077,745

Year	Year End Value of Awards Granted During Covered Fiscal Year for Non-CEO NEOs	Year over Year Change in Fair Value of Outstanding and Unvested Equity Awards Granted in Prior Fiscal Years	Change in Fair Value as of Vesting Date of Equity Awards Granted in Prior Fiscal Years that Vested in the Fiscal Year	Total for Non-CEO NEOs
2024	$1,245,907	($163,718)	($86,338)	$ 995,850
2023	$1,492,741	($185,415)	$90,299	$1,397,625
2022	$1,032,045	($441,736)	($63,099)	$ 527,210
2021	$1,166,629	$352,447	$78,293	$1,597,369
2020	$ 903,781	($393,554)	$46,675	$ 556,902

(4)   The peer groups used to calculate Peer Group TSR are our compensation peer group as disclosed in the CD&A section of this proxy statement, our 2024 proxy statement, our 2023 proxy statement, our 2022 proxy statement and our 2021 proxy statement. TSR is based on the value of an initial fixed investment of $100 invested (with reinvestment of dividends) in the Company and in the peer group companies for the period starting December 31, 2019 through the end of the listed year, weighted by market capitalization in each applicable year.

(5)   We determined Adjusted EBITDA to be the most important financial performance measure used to link Company performance to Compensation Actually Paid to our former CEO, our interim CEO and non-CEO NEOs in 2024. Adjusted EBITDA is defined as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, nonservice cost components of pension and other postretirement benefits costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.).

Relationship Between CEO and Non-CEO NEO Compensation Actually Paid and Total Shareholder Return ("TSR")

The following chart depicts the relationship between Compensation Actually Paid to our former CEO, Compensation Actually Paid to our interim CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, and TSR for the Company and our TSR peer group.



Relationship Between CEO and Non-CEO NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between Compensation Actually Paid to our former CEO, Compensation Actually Paid to our interim CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, and our net income (loss).

CAP vs Net Income



Relationship Between CEO and Non-CEO NEO Compensation Actually Paid and Adjusted EBITDA

The following chart sets forth the relationship between Compensation Actually Paid to our former CEO, Compensation Actually Paid to our interim CEO, the average of Compensation Actually Paid to our Non-CEO NEOs, and our Adjusted EBITDA.

CAP vs Adjusted EBITDA



2024 Performance Measures

The measures listed below represent the most important metrics we used to link executive pay to company performance for 2024 as described in our CD&A within the sections titled "Annual Performance-Based Cash Incentive" and "Long-Term Incentive Program".

Most Important Performance Measures
Adjusted EBITDA
Adjusted Free Cash Flow
Net New Business
Pre-tax Return on Invested Capital
Relative TSR

TRANSACTIONS OF EXECUTIVE OFFICERS WITH DANA

None of the executive officers of Dana or members of their immediate families or entities with which they have a position or relationship had any transactions with Dana since January 1, 2024.

For information on procedures and policies for reviewing transactions between Dana and its executive officers, their immediate family members and entities with which they have a position or relationship, see "Review of Transactions with Related Persons."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

Ms. Karlin and Messrs. Mack, McDonald, Hernández and Miller served as members of the Compensation Committee at different times throughout 2024. Other than Mr. McDonald, no such member of the Compensation Committee is, or was during 2024, an officer or employee of Dana or any of its subsidiaries, nor was any such member formerly an officer of Dana or any of its subsidiaries. Moreover, no such member is an officer of a company in which an executive officer of Dana is a member of its Compensation Committee. Mr. McDonald became interim CEO in November of 2024, at which time he was no longer a member of the Compensation Committee.

PROPOSAL I SUBMITTED FOR YOUR VOTE
ELECTION OF DIRECTORS

Under our Bylaws, each director will hold office on the Board until the election and qualification of a successor at an annual meeting of shareholders or until his or her earlier resignation, disqualification, removal, death or other cause.

The members of our Board are elected by the holders of shares of common stock at each meeting of shareholders held for the purpose of electing directors. This year you are voting on the election of nine (9) candidates for the Board of Directors. Based on the recommendation of the Nominating and Corporate Governance Committee, the Board has nominated the following current Directors for election: Christian A. Garcia, Ernesto M. Hernández, Brett M. Icahn, Bridget E. Karlin, Nora E. LaFreniere, Michael J. Mack, Jr., R. Bruce McDonald, Diarmuid B. O'Connell and Keith E. Wandell. Each of the nominees has consented to his or her nomination and has agreed to serve as a director of Dana, if elected. In addition, pursuant to our Corporate Governance Guidelines, a director must retire from the Board of Directors at the next annual shareholders meeting following the director's 73rd birthday. The guidelines also authorize the full Board of Directors to waive this retirement requirement at its discretion. In accordance with these Corporate Governance Guidelines, the Board has waived the mandatory retirement age for Mr. Wandell, who is 75. This decision ensures consistency, given Mr. Wandell's ongoing involvement in Dana's search for a permanent CEO and during the company's significant corporate transformation. His tenure as Lead Independent Director, his two prior terms as Chairman of the Board, and his extensive industry expertise have been invaluable.

The Board has adopted *Director Selection and Retention Guidelines*. Under these Guidelines, the Board identifies individuals qualified to become members of the Board and elects candidates to fill new or vacant positions. Potential candidates for Board positions are identified through a variety of means, including individuals identified by the Nominating and Corporate Governance Committee, the use of search firms, recommendations of Board members, recommendations of executive officers and properly submitted shareholder recommendations. Potential candidates for nomination as director candidates must provide written information about their qualifications and participate in interviews conducted by individual Board members. Candidates are evaluated using the guidelines described below to determine their qualifications based on the information supplied by the candidates and information obtained from other sources.

The Board will consider shareholder recommendations for directors that meet the criteria set forth below. The Board makes no distinctions in evaluating nominees for positions on the Board based on whether or not a nominee is recommended by a shareholder. Shareholders who wish Dana to consider their recommendations for nominees for the position of director should submit their recommendations in writing to Dana Incorporated, 3939 Technology Drive, Maumee, Ohio 43537, Attention: Corporate Secretary, using the same deadline for nominations under our advance notice bylaw set forth in the 'Questions and Answers' section above.

Dana has established criteria it considers when identifying nominees for director. Criteria for assessing nominees include a potential nominee's ability to represent the long-term interests of Dana. Minimum qualifications for a director nominee are experience in those areas that the Board determines are necessary and appropriate to meet the needs of Dana, including leadership positions in public companies, large or middle market businesses, or not-for-profit, governmental, professional or educational organizations. For those proposed director nominees who meet the minimum qualifications, the Board assesses the proposed nominee's specific qualifications, evaluates his or her independence (including, but not limited to, independence related to Dana, other Board members and shareholders), and considers other factors, including skills, business segment representation, geographic location, diversity, standards of integrity, memberships on other boards (with a special focus on director interlocks), and ability and willingness to commit to serving on the Board for an extended period of time and to dedicate adequate time and attention to the affairs of Dana as necessary to properly discharge his or her duties. Additionally, the Board considers whether each nominee would be considered a "financial expert" or "financially literate" as described in applicable listing standards, legislation and our Audit Committee guidelines.

Additionally, our *Corporate Governance Guidelines, Standards of Business Conduct for Members of the Board of Directors, Related-Party Transactions Policy* and *Director Independence Standards* are considered prior to making a recommendation to the Board for approval of a nominee. Each of these documents is available on Dana's website at www.dana.com.

DANA'S BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" THE NOMINEES FOR DIRECTOR.

INFORMATION ABOUT THE NOMINEES

Our Board currently consists of nine (9) directors. All of our directors are elected annually serving a one-year term expiring at the next annual meeting of shareholders. The following section provides information as of February 25, 2025 about each nominee for election as a Director. The information provided includes the age of each individual; the individual's principal occupation and special qualifications; employment and business experience during the past five years, including employment with Dana; other public company or registered investment company directorships held during the past five years; and the year in which the director became a director of Dana.

NOMINEES FOR DIRECTOR

CHRISTIAN A. GARCIA	Director since 2025

Christian A. Garcia, 61, served as Executive Vice President and Chief Financial Officer at BrandSafway, a provider of industrial services solutions to various markets, from October 2020 to May 2023. Prior to joining BrandSafway, Mr. Garcia served as the Executive Vice President and Chief Financial Officer of Weatherford International, a publicly traded oil services company, from January 2020 to August 2020.

Prior to joining Weatherford, he served as Executive Vice President and Chief Financial Officer of Visteon Corporation, a publicly traded provider of automotive cockpit electronics, from October 2016 to October 2019. Previously, Mr. Garcia served as acting Chief Financial Officer of Halliburton Company, a publicly traded energy company. At Halliburton, he progressed through a variety of leadership positions including Chief Accounting Officer, Treasurer, and Senior Vice President of Investor Relations.

Mr. Garcia joined the Board of Directors of Mueller Water Products, Inc., a publicly traded water infrastructure manufacturer, in August 2024. Since May 2024, Mr. Garcia has been a director of Bausch Health Companies, Inc., a publicly traded global diversified pharmaceutical company. Since May 2023, Mr. Garcia has been a director of Tetra Technologies Inc., a publicly traded energy services and solutions company. He has previously served as a director of Keane Group, Inc., a publicly traded provider of integrated well completions, from May 2017 to October 2019.

Mr. Garcia received his Bachelor of Science from the University of the Philippines and his master's degree in business from Purdue University.

ERNESTO M. HERNÁNDEZ	Director since 2022

Mr. Hernández, 67, is retired. Most recently, Mr. Hernández served as President and Managing Director of General Motors de Mexico, a wholly owned subsidiary of General Motors Company, a global automotive manufacturing business, from June 2011 to August 2019 and was responsible for all operations of General Motors Company in Mexico, Central America, and the Caribbean.

Mr. Hernández is a veteran mobility-industry executive with extensive knowledge of product engineering, manufacturing, planning program management, sales, marketing, and the aftermarket. Mr. Hernández is currently a board member of Constellation Brands, Inc. and BRP, Inc. and prior board member of Grupo KUO S.A.B. de C.V. and DINE, S.A.B. de C.V.

BRETT M. ICAHN	Director since 2025

Mr. Icahn, 45, is a Portfolio Manager for Icahn Capital LP, a subsidiary of Icahn Enterprises L.P., a diversified holding company engaged in a variety of businesses. Mr. Icahn has held a variety of investment advisory roles at Icahn Enterprises L.P. since 2002 and has served on its board since October 2020.

Mr. Icahn is currently a director of Bausch Health Companies Inc. and Bausch + Lomb Corporation, formerly a wholly-owned subsidiary of Bausch Health Companies. He previously served as director of Nuance Communications, Inc., American Railcar Industries, Inc., Take-Two Interactive Software Inc., The Hain Celestial Group, Inc., Cadus Corporation, and Voltari Corporation.

BRIDGET E. KARLIN   Director since 2019

Ms. Karlin, 68, is retired. Most recently, Ms. Karlin served as the Senior Vice President of Information Technology at Kaiser Permanente, an integrated managed health care consortium, from 2021 to 2024. Ms. Karlin previously served as Global Managing Director, Global Chief Technology Officer and Vice President of IBM Corporation, a technology company that creates, develops and manufactures advanced hardware, software and cloud computing technologies, leveraging AI, open source and security, from 2017 to 2021. Ms. Karlin served as General Manager of Intel Corporation from 2011 to 2017.

Ms. Karlin is currently a director of LyondellBasell (LYB) since 2024. Ms. Karlin has over thirty years of advanced technology experience, as well as executive management, financial and business experience which provide the Board with insights to strategic growth areas in guiding Dana to be successful in global markets.

NORA E. LAFRENIERE   Director since 2024

Ms. LaFreniere, 53, is Executive Vice President and General Counsel of Otis Worldwide Corporation, the world's leading elevator and escalator manufacturing, installation and service company. She oversees the company's global legal operations including, compliance, corporate secretary, intellectual property, government relations, quality, and environmental, health & safety functions. She also leads the Business Development team and is responsible for setting M&A strategy and execution.

She previously held leadership positions at United Technologies Corporation, Otis' former parent, including serving as Vice President and General Counsel for both UTC Building & Industrial Systems and UTC Climate Controls & Security.

Ms. LaFreniere holds a Juris Doctor from the University of Notre Dame and a Bachelor of Arts in Political Science and Philosophy from the University of California, San Diego. She has been named to the YWCA Academy of Women Achievers and is a member of the Class of 2023 of the DirectWomen Board Institute.

MICHAEL J. MACK, JR.   Director since 2018

Mr. Mack, 68, is retired. Most recently, Mr. Mack served as Group President, John Deere Financial Services, Global Human Resources and Public Affairs at Deere & Company, a manufacturer of agricultural, construction, and forestry machinery, diesel engines used in heavy equipment, and lawn care equipment, from October 2014 to November 2016. In addition, Mr. Mack served as the company's President, Worldwide Construction & Forestry Division from June 2009 to October 2014. Mr. Mack also served as Senior Vice President and Chief Financial Officer of Deere from January 2006 to May 2009. He served as the company's Vice President and Treasurer from June 2004 to January 2006. Also, Mr. Mack served as Senior Vice President, Marketing and Administration for the company's Worldwide Commercial & Consumer Equipment Division from 1999 to 2004. He held assignments in dealer systems, business development, treasury, engineering, purchasing, manufacturing and marketing during his career at Deere. Mr. Mack began his career at the John Deere Des Moines Works as a summer intern engineer.

Mr. Mack brings a strong background in executive management, serving in three different senior executive roles at a global corporation. In addition, Mr. Mack brings to the Board his expertise in corporate finance, financial reporting and accounting gained as the Chief Financial Officer of a large public company. The Board also benefits from Mr. Mack's extensive knowledge related to the business operations of the off-highway vehicle market.

R. BRUCE MCDONALD   Director since 2014

Mr. McDonald, 64, has served as interim Chairman of the Board of Directors, President and Chief Executive Officer of Dana Incorporated since November 2024. He also has served as a director on Dana's Board of Directors since 2014. Previously, Mr. McDonald served as Chairman and Chief Executive Officer (October 2016 to June 2018), Adient plc, a global automotive supplier. Mr. McDonald was Executive Vice President and Vice Chairman (September 2014 to October 2016), Executive Vice President and Chief Financial Officer (2005 to September 2014), Assistant Chief Financial Officer (2004) and Vice President, and Vice President and Corporate Controller (November 2001 to 2005) of Johnson Controls, Inc., a global manufacturer of automotive, power and building solutions.

Mr. McDonald currently serves as chairman of the board of directors of Andrew Peller Limited. Mr. McDonald's extensive experience as Chairman and CEO of a global automotive parts supplier as well as his former roles as Vice Chairman and Chief Financial Officer of a global manufacturer provides him with an informed understanding of the financial issues and risks that affect Dana. Additionally, Mr. McDonald's international experience provides the Board with a global perspective helping our Board identify business opportunities and manage risks.

DIARMUID B. O'CONNELL   Director since 2018

Mr. O'Connell, 61, is the former Vice President of Business and Corporate Development and was a member of the executive team at Tesla, Inc., a global designer, developer, manufacturer and seller of fully electric vehicles. He served in this role from July 2006 to September 2017. Mr. O'Connell served as Chief Strategy Officer, Global Head of Business Development and Partnerships of Fair, a vehicle leasing subscription service, from January 2018 to April 2019. Mr. O'Connell previously served as Chief of Staff for Political Military Affairs at the United States State Department, where he was involved in policy and operational support to the United States military in various theaters of operation. Prior to his tenure in Washington, Mr. O'Connell worked in corporate strategy as a management consultant for Accenture, as co-founder of educational software developer, Real Time Learning, and as a senior executive with both McCann Erickson Worldwide and Young and Rubicam. Mr. O'Connell is currently a board member of Albemarle Corporation, VolvoCars AB, and Clarios LLC.

Mr. O'Connell's strong background as a senior executive of a global automotive manufacturer and provides the Board of Directors a valuable resource in the areas of automotive electrification and technology. Mr. O'Connell also has an extensive background in corporate strategy that the Board will be able to leverage as a part of Dana's overall enterprise strategy. Additionally, Mr. O'Connell provides the Board a unique perspective as a former executive of a global original equipment manufacturer.

KEITH E. WANDELL   Director since 2008

Mr. Wandell, 75, is retired and has served as Lead Independent Director since December 2019. Prior to his current position, he served as Chairman of the Board of Directors from September 2016 to December 2019. Mr. Wandell served as President and Chief Executive Officer of Harley-Davidson, Inc., a global motorcycle manufacturer, from May 2009 to May 2015 as well as its Chairman from 2012 to May 2015. Mr. Wandell served as President and Chief Operating Officer of Johnson Controls, Inc. from July 2006 until May 2009. He was Executive Vice President of Johnson Controls from August 2003 to July 2006 and President of its Automotive and Battery Division from August 2003 to July 2006. Mr. Wandell was a board member of Harley-Davidson, Inc. and is currently a board member of Dover Corporation. He is a past chairman of the board of directors of Exide Technologies and prior member of the board of directors of Constellation Brands, Inc.

Mr. Wandell is the former Chairman and Chief Executive Officer of one of the world's largest motorcycle manufacturers, bringing to our Board the perspective of a leader facing a set of external economic, social, and governance issues similar to those faced by Dana.

CORPORATE GOVERNANCE

Our Board of Directors has established guidelines that it follows in matters of corporate governance. Our *Corporate Governance Guidelines* describe our corporate governance practices and address corporate governance issues such as Board composition and responsibilities, compensation of directors and executive succession planning. The following summary provides highlights of those guidelines. A complete copy of our *Corporate Governance Guidelines* is available online at http://www.dana.com.

Role of Board

The business of Dana is conducted by its employees, managers and corporate officers led by our CEO, with oversight from the Board. The Board selects the CEO and works with the CEO to elect/appoint other corporate officers who are charged with managing the business of Dana. The Board has the responsibility of overseeing, counseling and directing the corporate officers to ensure that the long-term interests of Dana and its shareholders are being served. The Board and the corporate officers recognize that the long-term interests of Dana and its shareholders are advanced when they take into account the concerns of employees, customers, suppliers and communities.

Responsibilities of the Board

The basic responsibility of our directors is to exercise their reasonable business judgment on behalf of Dana. In discharging this obligation, directors rely on, among other things, Dana's corporate officers, outside advisors and auditors.

Pursuant to the Board's general oversight responsibilities, among other things, the Board:

► Evaluates the CEO's performance and reviews Dana's succession plan for the CEO and other officers;

► Reviews the long-range business plans of Dana and monitors performance relative to achievement of those plans;

► Considers long-range strategic issues and risks to Dana; and

► Approves policies of corporate conduct that continue to promote and maintain the integrity of Dana.

Executive Sessions of the Board

Executive sessions of our non-management directors are held, without Dana management, in conjunction with each regularly scheduled Board meeting and between such Board meetings as requested, from time to time, by our Lead Independent Director or other non-management directors. These sessions are chaired by our Lead Independent Director.

Access to Management and the Independent Registered Public Accounting Firm

Our non-management directors may meet with senior management, other employees and the independent registered public accounting firm at any time, either separately or jointly, as they deem appropriate. Senior personnel of Dana and of the registered public accounting firm regularly attend portions of our Board and Committee meetings, and other personnel may be invited to attend particular meetings where appropriate.

Board Performance Assessment

The Board conducts an annual self-evaluation to determine whether it and its committees are functioning effectively. Our Nominating and Corporate Governance Committee reviews the self-evaluation process. An annual report is made to the Board on the assessment of the performance of the Board and its committees. The assessment evaluates the contribution of the Board and its committees to Dana and specifically focuses on areas in which the Board believes it or its committees could improve.

Board Leadership Structure

Under Dana's Bylaws, the positions of Chairman of the Board and the CEO may each be held separately, or together by one person. The Board's analysis as to whether the two positions should be combined or held separately takes into account many factors including the specific needs of Dana and the Board, the strong role of the Lead Independent Director, and the best interests of Dana's shareholders. While the Board had maintained a separation of the Chairman and CEO positions since 2011, in 2019 the Board determined, after careful consideration during its annual evaluation of its leadership structure, that combining the two positions would enhance Dana's governance structure and best serve Dana's strategic objectives.

The Board determined that combining the two positions provides Dana with distinct advantages, including:

► Providing critical leadership, organizational stability, and a strong bridge between the Board and the management team; and

► Driving efficient decision making and enhanced accountability.

Importantly, the Board also determined that having Mr. Wandell, serve as Lead Independent Director, establishes an effective balance to the combined role of Chairman and CEO. Additionally, to ensure continuity during the Company and CEO succession planning, the Board agreed to waive its mandatory retirement criteria for Mr. Wandell.

Dana's Bylaws and Corporate Governance Guidelines provide that when the Board determines that the Chairman and CEO positions should be combined, the Board should also have a Lead Independent Director, elected solely by the independent directors, to complement the Chairman's role, and to serve as the principal liaison between the Chairman and the independent directors. The duties and responsibilities of the Lead Independent Director include: (i) calling a meeting of the independent directors; (ii) presiding at all meetings of the Board at which the Chairman is not present, including any executive sessions of the independent directors; (iii) serving as the liaison between the Chairman and the independent directors; (iv) coordinating the activities of the independent directors; (v) developing the agenda for the executive sessions and other meetings of the independent directors; (vi) approving the timing, scheduling, structuring, and the agenda of Board meetings and Board materials (in collaboration with the Board Chairman); (vii) consulting with and providing feedback to the Chairman regarding matters discussed in executive sessions and regarding other Board matters as appropriate; and (viii) advising the Chairman regarding the flow of information from management to the Board. The duties of the Lead Independent Director help ensure the effective and independent leadership of our Board. Dana's Bylaws and Corporate Governance Guidelines require that the Lead Independent Director be elected annually, which helps to ensure that the Board evaluates Dana's Board leadership structure at least annually.

Succession Planning

A key responsibility of our Board is ensuring that an effective process is in place to provide continuity of leadership over the long term at all levels of Dana. Each year, succession planning reviews are held at every significant organizational level of Dana, culminating in a full review of senior leadership talent. During this review, the Board discusses future candidates for senior leadership positions, succession timing for those positions and development plans for the highest-potential candidates. This process ensures continuity of leadership over the long term, and it forms the basis on which Dana makes ongoing leadership assignments.

RISK OVERSIGHT

Dana maintains a risk management program overseen by our Executive Leadership Team. In particular, our Senior Vice President and Chief Financial Officer as well as Senior Vice President, General Counsel and Secretary, Chief Compliance and Sustainability Officer have responsibility for this area. In addition, our Business Unit Presidents and functional leads oversee strategic and operational risks, including cybersecurity risks. Risks are identified and prioritized by our management, and each of these risks is reviewed by the Audit Committee, the Technology and Sustainability Committee, or the entire Board. For example, strategic risks are overseen by the entire Board, financial risks are overseen by our Audit Committee and cybersecurity risks are overseen by the Technology and Sustainability Committee. Management regularly reports on each such risk to our entire Board or Audit Committee. Additional review or reporting on risks is conducted as needed or as requested by the Board or any committee. Also, our Compensation Committee periodically reviews the most important risks to ensure that compensation programs do not encourage excessive risk-taking and has implemented several mechanisms to avoid such risk-taking behavior, as detailed in the "Mitigation of Potential Risk in Pay Programs" and "Clawback Provisions" sections above.

BOARD COMPOSITION

Name	Director Since	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Technology and Sustainability Committee
Christian A. Garcia	2025	Yes		●		●
Ernesto M. Hernández	2022	Yes	●		●	
Brett M. Icahn	2025	Yes	●		●	
Bridget E. Karlin	2019	Yes		●[(1)]		●
Nora E. LaFreniere	2024	Yes			●	●
Michael J. Mack, Jr.	2018	Yes	●[(1)]	●		
R. Bruce McDonald	2014	No				
Diarmuid B. O'Connell	2018	Yes	●			●[(1)]
Keith E. Wandell	2008	Yes			●[(1)]	

(1)   Chair



INDEPENDENCE

1
8

■ Independent Director
■ Management Director

TENURE

2
3
3
1

■ 0-2 years   ■ 6-10 years
■ 3-5 years   ■ 11+ Years

DIVERSITY

4
5

■ Diverse

The Board seeks to have members who represent a mix of backgrounds and experiences that will improve the Board's ability, as a whole, to serve our needs and the interests of our shareholders. Accordingly, the Board aims to include candidates from diverse backgrounds in its slates for independent Board director positions. To those ends, during 2024, the Board increased its diversity from 33% to 44%.

COMMITTEES AND MEETINGS OF DIRECTORS

The Board has several committees, as set forth in the following chart and described below. The names of the directors serving on the committees and the committee chairs are also set forth in the chart. The current terms of the various committee members expire at the 2025 Annual Meeting.

Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee	Technology and Sustainability Committee
Michael J. Mack, Jr.[1]	Bridget E. Karlin[1]	Keith E. Wandell [1]	Diarmuid B. O'Connell[1]
Ernesto M. Hernández	Christian A. Garcia	Ernesto M. Hernández	Christian A. Garcia
Brett M. Icahn	Michael J. Mack, Jr.	Brett M. Icahn	Bridget E. Karlin
Diarmuid B. O'Connell		Nora E. LaFreniere	Nora E. LaFreniere

(1)   Chair

Audit Committee. As provided in its Board-adopted written charter, this committee consists solely of members who are outside directors and who meet the independence and experience requirements of applicable rules of the NYSE and the SEC with respect to audit committee members. This committee is responsible, among other things, for providing assistance to the Board by overseeing: (i) the integrity of Dana's financial statements; (ii) Dana's compliance with legal and regulatory requirements; (iii) the independent registered public accounting firm's qualifications and independence; (iv) the performance of Dana's internal audit function and independent registered public accounting firm; and (v) the preparation of the "Audit Committee Report" found in this proxy statement. The Board of Directors has determined that all of the members of the Audit Committee are independent within the meaning of those independence requirements established from time to time by the Board and the SEC and the listing standards of the NYSE (see "Director Independence" section in this proxy statement). Our Board has determined that Mr. Mack is an "audit committee financial expert" as defined in Item 407(d)(5) of Regulation S-K under the Exchange Act. A current copy of the charter of the Audit Committee is available to security holders on Dana's website at www.dana.com. The Audit Committee met nine (9) times in 2024.

Compensation Committee. This committee establishes and evaluates Dana's executive compensation policies and programs, administers Dana's 401(k), stock, incentive and retirement plans and monitors compliance with laws and regulations applicable to the documentation and administration of Dana's employee benefit plans, among other things. The Board of Directors has determined that all of the members of the Compensation Committee are independent, pursuant to independence requirements established from time to time by the Board and the listing standards of the NYSE (see the "Director Independence" section in this proxy statement). A current copy of the charter of the Compensation Committee is available to security holders on Dana's website at www.dana.com. The Compensation Committee met five (5) times in 2024. See the "Compensation Discussion and Analysis" section above for more information.

Nominating and Corporate Governance Committee. This committee monitors the effectiveness of the Board and oversees corporate governance issues. Among its various other duties, this committee reviews and recommends to the full Board candidates to become Board members, develops and administers performance criteria for members of the Board, and oversees matters relating to the size of the Board, its committee structure and assignments and the conduct and frequency of Board meetings. The Board of Directors has determined that all of the members of the Nominating and Corporate Governance Committee are independent, pursuant to independence requirements established from time to time by the Board and the listing standards of the NYSE (see the "Director Independence" section in this proxy statement). A current copy of the charter of the Nominating and Corporate Governance Committee is available to security holders on Dana's website at www.dana.com. The Nominating and Corporate Governance Committee met five (5) times in 2024.

Technology and Sustainability Committee. This committee is responsible for assisting the Board with its oversight relating to innovation, new technologies, sustainability, cybersecurity, and social responsibility matters. The Board of Directors has determined that all of the members of the Technology and Sustainability Committee are independent, pursuant to independence requirements established from time to time by the Board and the listing standards of the NYSE (see the "Director Independence" section in this proxy statement). A current copy of the charter of the Technology and Sustainability Committee is available to security holders on Dana's website at www.dana.com. The Technology and Sustainability Committee met four (4) times in 2024.

Board and Committee Meetings. There were eighteen (18) meetings of the Board and twenty-three (23) meetings of the various committees of the Board. All directors attended at least seventy-five percent (75%) of the aggregate number of meetings held by the Board and all of the committees of the Board on which the respective directors served. Dana expects all of its directors to attend the virtual Annual Meeting of Shareholders except in cases of illness, emergency, or other reasonable grounds for non-attendance. All members of our Board of Directors attended our Annual Meeting of Shareholders last year, except for Mr. Hernández, who virtually attended our Annual Meeting of Shareholders.

NON-MANAGEMENT DIRECTORS AND COMMUNICATION WITH THE BOARD

The non-management directors meet at regularly scheduled executive sessions without management. Mr. Wandell is the Lead Independent Director at such sessions. Interested parties may communicate directly with Mr. Wandell or with the non-management directors as a group by sending written correspondence, delivered via United States mail or courier service, to: Corporate Secretary, Dana Incorporated, 3939 Technology Drive, Maumee, Ohio, 43537, Attn: Non-Management Directors. Alternatively, shareholders may send communications to the full Board by sending written correspondence, delivered via United States mail or courier service, to: Corporate Secretary, Dana Incorporated, 3939 Technology Drive, Maumee, Ohio, 43537, Attn: Full Board of Directors. The Board of Directors' current practice is that the Corporate Secretary may relay proper communications received to the Chairman of the Board.

DIRECTOR INDEPENDENCE

The Board of Directors has determined that the eight non-management directors are independent within the meaning of the listing standards of the NYSE. Our Board determines whether each director qualifies as an ''independent director'' when first elected to the Board and annually thereafter. To assist in making these determinations of independence, Dana adopted categorical standards set forth in our *Director Independence Standards*, a current copy of which is available to security holders on Dana's website at www.dana.com.

Under our *Director Independence Standards*, if a director has a relationship with Dana (either directly or as a partner, shareholder, or officer of an organization that has a relationship with Dana), the Board considers all relevant facts and circumstances in determining whether the relationship will interfere with the exercise of the director's independence from Dana and our management, taking into account, among other things, the significance of the relationship to Dana, to the director, and to the persons or organizations with which the director is affiliated.

The Board has affirmatively determined that the following directors, constituting a majority of our Board of Directors, meet the categorical standards for independence and that such directors have no material relationship with Dana (either directly or as a partner, shareholder or officer of an organization that has a relationship with Dana) other than as a director: Christian A. Garcia, Ernesto M. Hernández, Brett M. Icahn, Bridget E. Karlin, Michael J. Mack, Jr., Nora E. LaFreniere, Diarmuid B. O'Connell, and Keith E. Wandell.

Review of Transactions with Related Persons

Dana has procedures and policies for reviewing transactions between Dana and its directors and executive officers, their immediate family members and entities with which they have a position or relationship. These procedures are intended to determine whether any such transaction impairs the independence of a director or presents a conflict of interest on the part of a director or executive officer.

Annually, each director and executive officer is required to complete a director, director nominee and executive officer questionnaire, and each non-management director is required to complete an independence certification. Both of these documents elicit information about related person transactions. The Nominating and Corporate Governance Committee and the Board of Directors annually review the transactions and relationships disclosed in the questionnaire and certification, prior to the Board of Directors making a formal determination regarding the directors' independence. To assist them in their review, the Nominating and Corporate Governance Committee and the Board of Directors use the categorical standards found in Dana's *Director Independence Standards*, as discussed above.

In order to monitor transactions that occur between the annual reviews, the independence certification also obligates the directors to immediately notify our General Counsel in writing if they discover that any statement in the certification was untrue or incomplete when made, or if any statement in the certification becomes subsequently untrue or incomplete. Likewise, under our *Standards of Business Conduct for the Board of Directors*, any situation that involves, or may involve, a conflict of interest with Dana is required to be promptly disclosed to the Chairman of the Board, who will consult with the Chairman of the Nominating and Corporate Governance Committee. Executive officers are bound by the *Standards of Business Conduct for Employees*.

Our Board has adopted a *Related-Party Transactions Policy* that sets forth standards with respect to related party transactions with Dana or our subsidiaries. A current copy of this policy is available to shareholders on Dana's website at www.dana.com.

Under the *Related-Party Transactions Policy*, (i) a director, nominee for director or executive officer of Dana (since the beginning of the last fiscal year), (ii) any beneficial holder of greater than five percent (5%) of Dana's voting securities or (iii) any immediate family member of any of the foregoing, are required to seek the prior approval of the Audit Committee of any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (i) the aggregate amount involved will or may reasonably be expected to exceed $120,000 in any calendar year, (ii) Dana, or any of its subsidiaries is a participant, and (iii) any related party has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

In making its determination, the Audit Committee considers such factors as (i) the extent of the related party's interest in the interested transaction, (ii) if applicable, the availability of other sources of comparable products or services, (iii) whether the terms of the interested transaction are fair to Dana and no less favorable than terms generally available in unaffiliated third-party transactions under like circumstances, (iv) whether the interested transaction would impair the independence of an outside director, (v) the benefit to Dana, and (vi) whether the interested transaction is material, taking into account: (a) the importance of the interest to the related party, (b) the relationship of the related party to the interested transaction and of the related parties to each other, (c) the dollar amount involved, and (d) the significance of the transaction to Dana's investors in light of all the circumstances.

Notwithstanding the foregoing, our Board may determine certain interested transactions deemed to be pre-approved, even if the aggregate amount involved will exceed $120,000. Those pre-approved transactions are described in the *Related-Party Transactions Policy*.

All interested transactions, except certain pre-approved transactions, must be disclosed in Dana's applicable SEC filings as, and to the extent, required by applicable SEC rules and regulations.

The questionnaire, certification, *Director Independence Standards, Standards of Business Conduct for the Board of Directors*, *Standards of Business Conduct for Employees*, and *Related-Party Transactions Policy* are all in writing.

Transactions with Icahn Group

In January 2022, Dana entered into a director appointment and nomination agreement, dated January 7, 2022 (the ''Icahn Agreement''), with Mr. Carl C. Icahn and the entities listed therein, pursuant to which Dana agreed to, among other things, on or prior to January 7, 2022 (i) increase the size of the Board of Directors to twelve (12) directors; and (ii) appoint Gary Hu and Brett M. Icahn, (collectively, the ''Initial Icahn Designees'') to the Board of Directors to fill the resulting vacancies, with such appointments effective on January 7, 2022. In January 2025, Dana entered into an amendment, dated January 23, 2025, to the Icahn Agreement (the ''Icahn Amendment''), with Mr. Carl C. Icahn and the entities listed therein, (collectively, the ''Icahn Group''), pursuant to which Dana agreed to certain amendments to the Icahn Agreement, including the appointment of Brett Icahn and Christian Garcia (collectively, the ''New Icahn Designees'' and together with any replacement designees, the ''Icahn Designees'') to the Board of Directors to fill the vacancies created by the resignations of Gary Hu and Steven Miller.

From and after the date of the Icahn Agreement, so long as an Icahn Designee is a member of the Board, without the approval of the Icahn Designees who are members of the Board of Directors, the Board of Directors will not increase its size above eleven (11) directors after the 2025 annual meeting. In addition, the Icahn Group will be entitled, in the event any Icahn Designee resigns or for any reason fails to serve or is not serving as a director (subject to exceptions set forth in the Icahn Agreement, including as a result of such director not being nominated by us to stand for election at an annual meeting or the termination of the Icahn Group's designation rights with respect to such director in accordance with the Icahn Agreement), to designate a replacement for appointment to the Board on the terms set forth in the Icahn Agreement.

So long as an Icahn Designee is a member of the Board of Directors, the Icahn Group will also have certain rights with respect to newly created committees as set forth in the Icahn Agreement. In addition, any Board of Directors consideration of appointment and employment of named executive officers, mergers, acquisitions of material assets, dispositions of material assets, or similar extraordinary transactions, such consideration, and voting with respect thereto, will take place only at the full Board of Directors level or in committees of which one of the Icahn Designees is a member.

If at any time the Icahn Group ceases to hold a "net long position", as defined in the Icahn Agreement, in at least (i) 8,654,048 shares of our common stock, one of the Icahn Designees will, and the Icahn Group will cause one Icahn Designee to, promptly resign from the Board of Directors; and (ii) 4,327,024 shares of our common stock, each of the Icahn Designees will, and the Icahn Group will cause each such Icahn Designee to, promptly resign from the Board of Directors.

So long as the Icahn Group holds "a net long position", as defined in the Icahn Agreement, in at least 7,211,705 shares of our common stock, we will not adopt a Rights Plan, as defined in the Icahn Agreement, with an "Acquiring Person" beneficial ownership threshold below 20.0% of the then-outstanding shares of common stock, unless (x) such Rights Plan provides that, if such Rights Plan is not ratified by our stockholders within 270 days of such Rights Plan being adopted, such Rights Plan shall automatically expire and (y) the "Acquiring Person" definition of such Rights Plan exempts the Icahn Group up to a beneficial ownership of 19.95% of the then-outstanding common shares.

The Icahn Agreement also includes other customary voting, standstill and non-disparagement provisions. The Icahn Amendment revises the term of the standstill under the Icahn Agreement to (i) until 30 days prior to the director nomination deadline for the 2027 annual meeting if certain business objectives are met and Dana nominates both New Icahn Designees (or any replacement designees) for re-election at the 2026 annual meeting or (ii) until 30 days prior to the director nomination deadline for the 2026 annual meeting if certain business objective are not met. The New Icahn Designees will also be entitled to serve on existing and new committees of the Board, subject to certain conditions.

COMPENSATION OF DIRECTORS

Our Compensation Committee is responsible for making recommendations to our Board of Directors regarding the form and amount of non-employee Director compensation. In determining the recommendation for Director compensation, the Compensation Committee considers feedback from our Chairman and CEO, Senior Vice President and Chief Human Resources Officer, and information provided by Mercer.

The table below illustrates our non-employee Director compensation structure for 2024. At the Compensation Committee's recommendation, to maintain alignment with our Peer Group, the annual retainer for Board service increased from $120,000 to $130,000 and the annual equity grant increased from $150,000 to $165,000. All other compensation elements were unchanged.

Employee Directors receive no additional compensation for their Board service. R. Bruce McDonald became interim CEO effective November 25, 2024. Effective January 1, 2025, while serving as interim CEO, he will no longer receive any additional compensation for his Board service. In addition to the compensation described below, each Director is reimbursed for reasonable out-of-pocket expenses incurred for travel and attendance related to meetings of the Board or its committees.

Non-Employee Directors Annual Retainer Compensation (cash)	
Director	$130,000
Lead Independent Director (premium)	$ 50,000
Audit Committee Chair	$ 25,000
Audit Committee Member	$ 10,000
Compensation Committee Chair	$ 20,000
Compensation Committee Member	$ 10,000
Governance Committee Chair	$ 20,000
Governance Committee Member	$ 10,000
Technology and Sustainability Committee Chair	$ 20,000
Technology and Sustainability Committee Member	$ 10,000

Restricted Stock Units[1]	$165,000

Footnotes:

(1) This annual grant, equivalent to 12,359 RSUs, was made pursuant to the 2021 Plan on February 14, 2024 and vested in full on February 14, 2025. Ms. Lafreniere received a prorated grant equivalent to 2,602 RSUs as a result of her appointment to the Board, vesting in full on February 14, 2025. Each grant is subject to accelerated vesting upon death, disability, reaching mandatory retirement age (age 73) or a change in control.

Holding Requirement. The Compensation Committee maintains share ownership requirements for non-employee Directors equal to five times the annual cash retainer of $130,000, or the equivalent of $650,000 worth of common stock. Directors must meet this requirement within five years of becoming a Director of the Company. In determining whether a Director has met his or her individual ownership target, the Company considers shares owned by the Director and outstanding equity awards held by the Director, including restricted stock units subject to vesting conditions. All of our Directors had either met their stock ownership requirements in 2024 or are on track to achieve their ownership requirement within the five-year time frame.

Deferred Compensation. Each non-employee director may elect to defer a percentage of the annual cash retainer in exchange for restricted stock units. The RSUs are credited as of the last day of each quarter based on the quotient obtained by dividing (i) the dollar amount of the retainer for that quarter which is being deferred by (ii) the closing price per share on the last trading day of that quarter (with the result being rounded down to the nearest whole number of RSUs). The RSUs are fully vested on the date of grant and each RSU represents the right to receive one share of our common stock (or, at our election, an equivalent cash amount) on the earlier of (i) the first business day of the calendar month coincident with or next following the date that the director terminates service as a non-employee director or (ii) the date on which a change in control occurs.

The following table provides information on the compensation of our non-employee Directors for 2024.

Director Compensation

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	Total ($)
Ernesto M. Hernández	150,000	169,969	319,969
Gary Hu	150,000	169,969	319,969
Virginia A. Kamsky[4]	77,500	166,219	243,719
Bridget E. Karlin	158,434	169,969	328,403
Nora E. LaFreniere[4]	16,250	30,287	46,537
Michael J. Mack, Jr.	164,217	169,969	334,186
R. Bruce McDonald	162,184	169,969	332,153
Steven D. Miller	150,000	169,969	319,969
Diarmuid B. O'Connell	160,000	169,969	329,969
Keith E. Wandell	200,934	169,969	370,903

Footnotes:

(1) Employee Directors do not receive any compensation with respect to their service on the Board. R. Bruce McDonald became interim CEO effective November 25, 2024. Effective January 1, 2025, while serving as interim CEO, he will no longer receive any additional compensation for his Board service. The amounts he received in 2024 for his interim CEO service are set forth in the Summary Compensation Table.

(2) This column reports the amount of cash compensation earned in 2024 for Board and Committee service. As noted above, directors may elect to defer a portion of their annual cash retainer into restricted stock units. No Directors deferred any of their annual retainer. Compensation is paid at the end of each quarter for service during the quarter.

(3) This column reflects the full grant date fair values determined in accordance with FASB ASC Topic 718 (and dividend equivalent units earned in 2024). The aggregate number of outstanding stock awards (including dividend equivalent units) corresponding to the values listed at December 31, 2024 is shown below.

Name[1]	Outstanding Stock Awards (#)
Ernesto M. Hernández	12,784
Gary Hu[5]	12,784
Bridget E. Karlin	12,784
Nora E. LaFreniere[4]	2,602
Michael J. Mack, Jr.	12,784
R. Bruce McDonald[6]	12,784
Steven D. Miller[5]	12,784
Diarmuid B. O'Connell	12,784
Keith E. Wandell	12,784

(4) Ms. Kamsky resigned from the Board in 2024 resulting in the forfeiture of her outstanding stock awards. Ms. Lafreniere was appointed to the Board in December 2024 and received a prorated stock award.

(5) Messrs. Hu and Miller resigned from the Board in January 2025 resulting in the forfeiture of their outstanding stock awards.

(6) Excludes the RSU award Mr. McDonald received upon his appointment as interim CEO which is set forth above under the "Outstanding Equity Awards" table.

For additional information regarding Dana's equity compensation plan, please refer to Note 1 and Note 10 to our audited financial statements in Dana's Annual Report on Form 10-K for the year ended December 31, 2024.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information about beneficial ownership of our securities as of February 25, 2025, by persons who have either filed reports with the SEC indicating that they beneficially own more than 5% of our securities and/or a review of our shareholder records as of February 25, 2025. Unless otherwise stated, to report this information Dana relied solely on reports filed with the SEC.

Name and Address of Beneficial Owner	Title of Class	Number of Shares Beneficially Owned	Percent of Class
BlackRock, Inc.[1] **50 Hudson Yards** **New York, NY 10001**	Common	24,498,064	17.0%
Icahn Capital LP[2] **16690 Collins Avenue, PH** **Sunny Isles Beach, FL 33160**	Common	14,286,505	9.85%
The Vanguard Group[3] **100 Vanguard Blvd.** **Malvern, PA 19355**	Common	16,157,821	11.19%
Dimensional Fund Advisors LP[4] **6300 Bee Cave Road, Building One** **Austin, TX 78746**	Common	9,194,086	6.4%
Nomura Global Financial Products, Inc. **Worldwide Plaza 309 West 49th Street** **New York, NY 10019**	Common	7,740,237	5.3%

Footnotes:

(1) BlackRock, Inc. and related entities (collectively, BlackRock) reported on a Form 13G/A filed with the SEC on January 22, 2024 holdings of common stock. It has sole voting power with respect to 23,629,112 shares of common stock and sole dispositive power with respect to 24,498,064 shares of common stock.

(2) Carl C. Icahn and related entities (collectively, Icahn) reported on a Form 13D filed with the SEC on January 23, 2025 holdings of common stock. Icahn has shared voting power with respect to 14,286,505 shares of common stock and shared dispositive power with respect to 14,286,505 shares of common stock.

(3) The Vanguard Group reported on a Form 13G/A filed with the SEC on February 13, 2024 holdings of common stock. It has sole dispositive power with respect to 15,868,941 shares of common stock and shared dispositive power with respect to 288,880 shares of common stock.

(4) Dimensional Fund Advisors LP reported on a Form 13G/A filed with the SEC on February 9, 2024 holdings of common stock. It has sole dispositive power with respect to 9,194,086 shares of common stock and sole voting power with respect to 9,047,444 shares of common stock.

(5) Nomura Global Financial Products, Inc. and related entities (collectively, Nomura), reported on a Form 13G filed with the SEC on February 14, 2025 holdings of common stock. It has shared voting power and shared dispositive power with respect to 7,740,237 shares of common stock.

The following tables show the amount of Dana common stock beneficially owned as of February 25, 2025 by our current Directors and named executive officers and by our Directors and executive officers as a group.

Name of Beneficial Owner	Shares[1]	Restricted Stock Units[2]	Shares Acquirable within 60 Days	Percent of Class
Byron S. Foster	77,536	0	0	*
Christian A. Garcia	0	0	0	*
Ernesto M. Hernández	19,406	0	0	*
Brett M. Icahn	0	0	0	*
Bridget E. Karlin	42,150	0	0	*
Timothy R. Kraus	98,531	0	0	*
Nora E. LaFreniere	2,602	0	0	*
Douglas H. Liedberg	141,781	0	0	*
Michael J. Mack, Jr.	53,730	0	0	*
R. Bruce McDonald	74,779	0	0	*
Diarmuid B. O'Connell	33,257	0	0	*
Brian K. Pour	0	0	0	*
Keith E. Wandell	87,617	0	0	*
All Directors and executive officers as a group (15 persons)	669,863	0	0	*%

* Represents holdings of less than one percent of Dana's common stock

Footnotes:

(1) The number of shares shown includes shares that are individually or jointly owned, as well as shares over which the individual has either sole or shared investment or voting authority. None of the persons listed above has pledged his or her shares of common stock.

(2) Reflects the number of restricted stock units (RSUs) credited as of February 25, 2025 to the accounts of certain non-employee Directors who elected to defer a percentage of their annual retainer into restricted stock units under our 2021 Dana Incorporated Omnibus Incentive Plan. RSUs are payable in shares of Dana common stock or, at the election of Dana, cash equal to the market value per share as described under the caption "Compensation of Directors" above. RSUs do not have current voting or investment power. Excludes RSUs awarded to Non-employee Directors and certain executive officers that have not vested under their vesting schedules.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Exchange Act requires that Dana's directors, executive officers and persons who own more than ten percent (10%) of a registered class of Dana's equity securities file reports of stock ownership and any subsequent changes in stock ownership with the SEC and the NYSE not later than specified deadlines. Based solely on its review of the copies of such reports received by it, or written representations from certain reporting persons, Dana believes that, during the year ended December 31, 2024, each of its executive officers, directors and greater than ten percent (10%) shareholders complied with all such applicable filing requirements.

PROPOSAL II SUBMITTED FOR YOUR VOTE

ADVISORY VOTE ON EXECUTIVE COMPENSATION

The Dodd-Frank Act enables our shareholders to vote on an advisory (non-binding) basis on our compensation policies and practices and the compensation of our named executive officers as disclosed in this proxy statement in accordance with the SEC's rules. Since 2011, our Board of Directors, upon the recommendation of Dana's shareholders, has elected to hold an annual advisory vote on Dana's executive compensation practices.

As discussed in the Compensation Discussion and Analysis (CD&A) above, the overall objectives of Dana's executive compensation program are to attract, motivate, reward and retain talent. We believe that in order to achieve our objectives, our compensation and benefits must be competitive with executive compensation arrangements generally provided to other executive officers at similar levels at other companies where we compete for talent. The various components of Dana's executive compensation program are designed to:

► Align management incentives and shareholder interests;

► Motivate executive management and employees to focus on business goals over short- and long-term horizons; and

► Attract and retain executive talent.

We believe that Dana's executive compensation programs have been effective at incentivizing the achievement of positive results, appropriately aligning pay and performance and enabling Dana to attract and retain very talented executives within our industry. We encourage you to read our CD&A contained within this proxy statement for more detailed discussion of our compensation policies, practices and procedures.

As required by Section 14A of the Exchange Act, we are asking our shareholders to indicate their support for our executive compensation policies and practices as described in this proxy statement. This proposal, commonly known as a "say-on-pay" proposal, gives you as a shareholder the opportunity to express your views on our fiscal year 2024 executive compensation policies and procedures for our named executive officers. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers and the policies and procedures described in this proxy statement. Accordingly, we ask our shareholders to vote "FOR" the following resolution at the Annual Meeting:

RESOLVED, that the shareholders of Dana Incorporated (Dana) approve, on an advisory basis, the compensation of Dana's named executive officers, as disclosed in Dana's Proxy Statement for the 2025 Annual Meeting of Shareholders pursuant to the compensation disclosure rules of the Securities and Exchange Commission as set forth in Item 402 of Regulation S-K (including the Compensation Discussion & Analysis, the compensation tables and narrative discussion).

Although this is an advisory vote which will not be binding on the Compensation Committee or the Board, we will carefully review the results of the vote. The Compensation Committee will consider our shareholders' concerns and take them into account when designing future executive compensation programs.

DANA'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS ADVISORY VOTE ON EXECUTIVE COMPENSATION.

PROPOSAL III SUBMITTED FOR YOUR VOTE

RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of Dana has selected PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to audit our financial statements for the fiscal year ending December 31, 2025 and recommends that the shareholders vote for ratification of such appointment. PwC has served as our independent registered public accounting firm since 1915.

As a matter of good corporate governance, the selection of PwC is being submitted to the shareholders for ratification. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection. Even if PwC is ratified as the independent registered public accounting firm by the shareholders, the Audit Committee, in its discretion, may direct the appointment of a different independent registered public accounting firm at any time during the year if it determines that such a change would be in the best interests of Dana and its shareholders. Representatives of PwC are expected to be present at the Annual Meeting of Shareholders and will have the opportunity to make a statement if they so desire. The representatives also are expected to be available to respond to appropriate questions from shareholders.

DANA'S BOARD OF DIRECTORS RECOMMENDS A VOTE "<u>FOR</u>" THIS PROPOSAL TO RATIFY THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL IV SUBMITTED FOR YOUR VOTE

APPROVAL OF AMENDMENT TO DANA INCORPORATED 2021 OMNIBUS INCENTIVE PLAN TO INCREASE SHARES BY 1,900,000

Upon the recommendation of the Compensation Committee, the Board has approved an amendment (the "Second Amendment") to the Dana Incorporated 2021 Omnibus Incentive Plan (as amended, the "2021 Omnibus Plan") to increase the aggregate number of shares of common stock authorized to be issued under the 2021 Omnibus Plan, by 1,900,000 shares. Shareholder approval of the increase in the aggregate number of shares subject to the 2021 Omnibus Plan is required, among other things, in order to comply with the listing standards for the NYSE requiring shareholder approval of certain material amendments to stock incentive plans. This proposal constitutes the Company's request that shareholders approve the amendment increasing the shares subject to the 2021 Omnibus Plan.

Background

The Company's shareholders approved the original 2021 Omnibus Plan on April 21, 2021 with a share reserve of 3,500,000 shares of common stock, plus 2,188,838 shares available under the Dana Incorporated 2017 Omnibus Incentive Plan (the "Prior Plan"), and subject to adjustments as described below. Shareholders approved the First Amendment to the 2021 Omnibus Plan on April 24, 2024 increasing the reserve by an additional 3,070,000 shares (the "First Amendment").

The Board is asking our shareholders to approve the amendment in order to allow us to continue to use equity-based awards, including performance-based awards, to retain, attract, and motivate employees and to further align the interests of our employees with those of our shareholders. The Board believes the increase in shares available under the 2021 Omnibus Plan is necessary to provide the Company with the resources needed to continue using equity compensation and other incentive awards, including performance-based awards, to retain and attract directors, officers, other employees and consultants and to motivate and provide to such persons incentives and rewards for superior performance. The Board also believes that approval of the share increase will position us to remain competitive with comparable companies in the industry.

We carefully consider the dilutive impact of our share usage for equity awards. The Board believes that the increased number of shares available for issuance under the 2021 Omnibus Plan represents a reasonable amount of potential equity dilution.

► Prior to this Proposal, as of December 31, 2024, a total of 4,326,441 shares were available for grant under the 2021 Omnibus Plan. There were no shares available under any other plan.

► If the shareholders approve this Proposal, an additional 1,900,000 shares will become available for issuance under the 2021 Omnibus Plan.

► As of December 31, 2024, we had outstanding restricted stock units ("RSUs") with respect to 3,189,488 shares of our common stock and unvested performance share awards ("PSAs") with respect to 1,864,156 shares of our common stock, assuming target performances of PSAs.

► Assuming approval of this Proposal, as of December 31, 2024, our overhang would be approximately 7.77%. We calculate overhang as a measure of shares subject to stock-based awards outstanding or reserved for future grants as a percentage of shares outstanding, as further described below.

► Our burn rate (which provides a measure of the potential dilutive impact of our annual equity program) was approximately 2.38% for fiscal 2024, while our three-year average burn rate was approximately 1.36%, as further described below.

If our shareholders do not approve the amendment, the original 2021 Omnibus Plan prior to the proposed amendment will remain in effect according to its terms.

"Best Practices" Integrated into Dana's Equity Compensation Program and the 2021 Omnibus Plan

Our compensation practices and the 2021 Omnibus Plan include a number of features that the Board believes reflect responsible compensation and governance practices and promote the interests of our shareholders, including the following:

► **No Evergreen Feature.** The 2021 Omnibus Plan does not include an "evergreen" feature that would cause the number of authorized shares to automatically increase in future years.

► **Limitation on Shares Issued.** The 2021 Omnibus Plan contains limits on the number of shares authorized to be issued under the 2021 Omnibus Plan. No more than 3,500,000 shares of our common stock (subject to anti-dilution purposes) plus (i) the shares of common stock that were available for future awards under the Prior Plan at the time the 2021 Omnibus Plan was approved (which was 2,188,838 shares); (ii) 3,070,000 shares made available under the First Amendment to the 2021 Omnibus Plan; and (iii) any shares of common stock that are represented by awards granted under the Prior Plan or under the 2021 Omnibus Plan which are forfeited, expired or are cancelled without delivery of the shares or which result in the forfeiture of shares will be authorized for issuance under the 2021 Omnibus Plan if the increase is approved.

► **Conservative Share Reuse Provision.** Shares subject to an award under the 2021 Omnibus Plan will not be available for reuse if such shares are tendered in payment of a stock option, delivered or withheld to satisfy any tax withholding obligation.

► **Minimum Vesting Period.** Awards granted after April 21, 2021 must have a vesting period of at least twelve months, with the exception that up to 5% of the share reserve may have a shorter vesting period.

► **Repricings and Exchanges Prohibited.** The 2021 Omnibus Plan prohibits the repurchase, cancellation and exchange of out-of-the-money outstanding options or appreciation rights ("ARs") for consideration.

► **Discount Options and ARs Prohibited.** All options and ARs must have an exercise price equal to or greater than the fair market value of our common stock on the date the option or AR is granted.

► **Double-Trigger Change-in-Control Provisions.** The change-in-control provisions under the 2021 Omnibus Plan provide for acceleration of vesting in the event of a change in control only if the 2021 Omnibus Plan does not become an obligation of the successor entity or the participant incurs a termination of service without cause or for good reason following the change in control.

► **No Dividends on Unearned Awards.** The 2021 Omnibus Plan prohibits the current payment of dividends or dividend equivalents on unearned awards subject to performance conditions.

► **Forfeiture and Recoupment Policies.** The 2021 Omnibus Plan authorizes the Compensation Committee or the Board to reduce or cancel a participant's plan benefits if the participant engages in certain types of detrimental conduct.

Modest Share Usage and Shareholder Dilution

Potential Overhang with 1,900,000 Additional Shares. The table below shows our potential dilution (referred to as "overhang") levels, based on our "Total Potential Overhang," which includes our request for 1,900,000 additional shares of common stock to be available for grants made under the 2021 Omnibus Plan, and our "Fully Diluted Shares of Common Stock." These additional shares represent approximately 1.31% of our Fully Diluted Shares of common stock, as described in the table below.

Options Outstanding as of December 31, 2024	0
Outstanding Full Value Grants as of December 31, 2024[1]	5,063,644
Total Equity Grants Outstanding as of December 31, 2024	5,063,644
Shares Available for Grant under the 2021 Omnibus Plan as of December 31, 2024[2]	4,326,441
Additional Shares Requested	1,900,000
Total Potential Overhang under the 2021 Omnibus Plan[3]	11,280,085
Common Stock Outstanding as of December 31, 2024	144,993,614
Fully Diluted Shares of Common Stock Outstanding as of December 31, 2024	145,188,613
Potential Dilution of 1,900,000 Additional Shares as a Percentage of Fully Diluted Shares of Common Stock Outstanding	1.31%

1. Includes 3,189,488 RSUs and 1,864,156 PSAs (assuming target performance). PSAs can be paid at 0% to 200% of target.
2. Assumes target performance of outstanding performance-based grants.

3. The Total Potential Overhang consists of (i) 5,063,644 total shares subject to outstanding awards as of December 31, 2024 (assuming target performance of outstanding performance-based grants), plus (ii) 4,326,441 shares that remain available for grants under the 2021 Omnibus Plan as of December 31, 2024, plus (iii) 1,900,000 additional shares requested.

Burn Rate. Our equity plan share usage over 2022, 2023 and 2024 represented a three-year average burn rate of 1.36%, as described in the table below (with number of shares reported in each column).

Year	RSUs Granted (#)	PSAs Granted (#)	PSAs Vested[1] (#)	Total Awards (#)	Weighted Average Common Stock Outstanding (#)	Burn Rate (%)
2024	2,948,712	744,570	513,542	3,462,254	145,188,613	2.38%
2023	1,191,063	565,244	273,348	1,464,411	144,364,353	1.01%
2022	948,552	291,644	24,098	972,650	143,587,701	0.68%
Three Year Average	1,696,109	533,819	270,329	1,966,438	144,380,222	1.36%

1. Reflects PSAs that vested at December 31st of applicable year upon conclusion of three-year performance period.

We calculated our burn rate for each year by dividing the sum of (x) all RSUs granted in the applicable year, and (y) all PSAs vested in the applicable year, divided by the weighted average number of shares of common stock outstanding at the end of the applicable year. There are no stock options included in the burn rate calculation because we have not granted any stock options in the past three years.

The burn rate means that we used an annual average of 1.36% of the weighted average shares outstanding at December 31 of the applicable year for equity grants made over the past three years under the 2021 Omnibus Plan.

Current Equity Compensation Plan Information

The following table contains information at December 31, 2024 about shares of stock which may be issued under our equity compensation plans, all of which have been approved by our shareholders.

(Shares in millions)	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[1]	Weighted Average Exercise Price of Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights[2]	Number of Securities Remaining Available for Future Issuance[3]
Equity compensation plans approved by security holders	4.0	—	4.3
Equity compensation plans not approved by security holders			
Total	4.0	—	4.3

Notes:

1. No stock options were outstanding under any plan at December 31, 2024. Restricted stock units and performance shares have been awarded under Dana's equity compensation plans and were outstanding at December 31, 2024. In accordance with FASB ASC 718 Compensation - Stock Compensation, Performance Shares for which a performance target has not been established are not considered in the number shown in the table.

2. The 4.0 shares of common stock subject to outstanding restricted stock and performance share units that become issuable as those units vest have no exercise price and no cash consideration or other payment required for such shares.

3. Excludes the additional shares being requested in this Proposal IV.

Description of the 2021 Omnibus Plan

A summary of the 2021 Omnibus Plan, the First Amendment and the Second Amendment is set forth below. This summary is qualified in its entirety by reference to the full text of the 2021 Omnibus Plan, which is attached Exhibit 10.4 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the First Amendment, which is attached as Exhibit 10.23 to our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 and the Second Amendment, which is attached as Appendix A to this proxy statement.

General Plan Information. The 2021 Omnibus Plan is intended to permit the grant of options (both incentive stock options ("ISOs", nonqualified stock options ("NQSOs") or a combination of both), ARs, restricted stock, RSUs, performance awards (including performance shares and performance share units) and other cash-based or stock-based awards. All awards granted under the 2021

Omnibus Plan will be governed by separate written or electronic agreements or other evidence of award between Dana and each participant. The evidence of award will specify the terms and conditions of the Award, including vesting terms. No right or interest of a participant in any award will be subject to any lien, obligation or liability of the participant. The laws of the State of Delaware govern the 2021 Omnibus Plan and any awards granted thereunder.

Term. Dana's shareholders approved the 2021 Omnibus Plan on April 21, 2021, and it will continue no more than 10 years from this date, but all grants made on or prior to such date will continue in effect thereafter subject to the terms thereof and of the 2021 Omnibus Plan.

Amendment and Termination. The 2021 Omnibus Plan and any award may be amended, suspended or terminated at any time by the Board, provided that no amendment shall be made without shareholder approval if such shareholder approval is required in order to comply with applicable law or the rules of the NYSE or any other securities exchange on which our common stock is traded or quoted. Except as otherwise provided in the 2021 Omnibus Plan, no termination, suspension or amendment of the 2021 Omnibus Plan or any award shall adversely affect the right of any participant with respect to any award theretofore granted, as determined by the Compensation Committee, without such participant's written consent. Notwithstanding the foregoing, Dana shall obtain shareholder approval for: (i) subject to adjustments resulting from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of Dana, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing, a reduction in the exercise price of an award (or the cancellation and re-grant of an Award resulting in a lower exercise price); (ii) any amendment to materially expand the group of individuals eligible for awards under the 2021 Omnibus Plan; (iii) an increase to the maximum number of shares of common stock available for issuance under the 2021 Omnibus Plan (other than adjustments noted above); or (iv) amendments that would materially increase the benefits accruing to participants under the 2021 Omnibus Plan.

Administration. We bear all expenses of administering the 2021 Omnibus Plan. Our Compensation Committee administers the 2021 Omnibus Plan and has the authority to grant awards to participants upon such terms and conditions (not inconsistent with the provisions of the 2021 Omnibus Plan) as it may consider appropriate.

The interpretation and construction by the Compensation Committee of any provision of the 2021 Omnibus Plan or of any evidence of award, and any determination by the Compensation Committee pursuant to any provision of the 2021 Omnibus Plan or of any evidence of award, are considered final and conclusive.

To the extent permitted by law as well as limits under the 2021 Omnibus Plan, the Board or the Compensation Committee, as applicable, may, from time to time, delegate to one or more of its members or to one or more officers of Dana, or to one or more agents or advisors, administrative duties or powers as it may deem advisable, and the Board, the Compensation Committee or any person to whom duties or powers have been delegated, may utilize third parties to provide advice with respect to any responsibility the Board or the Compensation Committee or such person may have under the 2021 Omnibus Plan. In addition, the Compensation Committee may authorize one or more of our executive officers, including our CEO, to do one or both of the following on the same basis as the Compensation Committee: (i) designate participants to be recipients of awards and (ii) determine the size of any such awards. The authorized officer(s) are required to report periodically to the Compensation Committee regarding the nature and scope of the Awards granted pursuant to the authority delegated. This authority may not be delegated with respect to awards to any executive officer, director or owner of more than 10% of Dana's equity securities.

Eligibility for Participation. All of our employees or service providers, employees or service providers of our subsidiaries and non-employee members of our Board are eligible to receive an award under the 2021 Omnibus Plan; however, ISOs may only be granted to employees of Dana or its majority-owned subsidiaries. Because the 2021 Omnibus Plan provides for broad discretion in selecting participants and in making awards, the total number of persons who will participate in the 2021 Omnibus Plan and the benefits that will be provided to the participants cannot be determined at this time.

Shares Available for Issuance Under the 2021 Omnibus Plan. Subject to adjustments as provided in the 2021 Omnibus Plan, the number of shares of our common stock reserved for issuance under the 2021 Omnibus Plan in 2021 was originally 3,500,000 plus (i) 3,070,000 shares made available under the First Amendment to the 2021 Omnibus Plan; (ii) any shares of common stock available for future awards under the Prior Plan; and (iii) any shares of common stock that are represented by awards granted under the Prior Plan which are forfeited, expire or are cancelled without delivery of the shares or which result in the forfeiture of shares back to Dana. We are requesting an additional 1,900,000 shares to be available under the 2021 Omnibus Plan. Any shares related to awards under the 2021 Omnibus Plan that terminate by expiration, forfeiture, cancellation, or otherwise without the issuance of such shares, or are settled in cash in lieu of shares, will be available again for grant under the 2021 Omnibus Plan. Common stock to be issued or delivered pursuant to the 2021 Omnibus Plan may be authorized and unissued shares of common stock, treasury shares or a combination of the foregoing.

Notwithstanding the foregoing, (x) upon the exercise of a stock-settled stock appreciation right or net-settled option granted under the 2021 Omnibus Plan, the number of shares subject to the award (or portion of the award) that is then being exercised will be counted against the maximum aggregate number of shares that may be issued under the 2021 Omnibus Plan as provided above, on the basis of one share for every share, regardless of the actual number of shares issued upon exercise and (y) any shares withheld (or, with respect to restricted stock, returned) in satisfaction of tax withholding obligations will be counted as shares issued.

The number of shares of common stock actually issued or transferred by Dana upon the exercise of ISOs will not exceed 4,000,000. In addition, during any calendar year no participant will be granted options and ARs and other awards with rights which are substantially similar to options or ARs, in the aggregate, for more than 2,000,000 shares of common stock. Further, during any calendar year no participant will be granted performance vesting restricted stock or RSUs or stock-denominated performance shares or other awards with rights which are substantially similar to performance shares for more than 1,500,000 shares of common stock. During any calendar year no participant will be granted performance units or cash-denominated other awards with rights which are substantially similar to performance units pursuant to which the participant can receive, in the aggregate, more than $15,000,000. Any awards granted by Dana in substitution for awards granted by companies acquired by Dana (substitute awards) will not reduce the shares of common stock available for awards under the 2021 Omnibus Plan.

Description of Awards Under the 2021 Omnibus Plan

Stock Options. Our Compensation Committee may award ISOs, which are intended to comply with Section 422 of the Code, NQSOs, which are not intended to comply with Section 422 of the Code, or a combination of both. An evidence of award will be given to a participant who receives a grant and will set forth (i) the number of shares granted; (ii) the exercise price, which may not be less than the fair market value of the underlying shares of common stock on the date the option is granted; (iii) the method by which the exercise price is payable; (iv) the conditions to become exercisable (including without limitation the attainment of performance objectives) and the period(s) for which they will remain exercisable and (v) such other terms as the Compensation Committee or an authorized officer may approve, including without limitation provisions under which some portion or all of the options or proceeds attributable to them may be subject to recoupment in circumstances of conduct deemed detrimental to Dana.

Successive grants may be made to the same participant whether or not any previous grants remain unexercised. options granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. Any grant may provide for the earlier exercise or other modifications in the event of specified terminations of the participant's employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. The exercise of an option will result in the cancellation on a share-for- share basis of any related tandem appreciation right authorized. No option granted will be exercisable for more than ten years from the date it was granted. Except as provided in an evidence of award, in the event of a participant's termination of employment or service, any options that have not vested as of the termination date will be cancelled and immediately forfeited, without further action on the part of Dana or the Compensation Committee, and the participant will have no further rights in respect of such grant. In no event may an option be repurchased or cancelled in exchange for cash or other consideration at a time when the exercise price exceeds the fair market value of the shares of common stock.

Appreciation Rights. The Compensation Committee may grant (i) tandem ARs with options or (ii) freestanding ARs unrelated to options. A tandem AR gives the participant holding an associated option a right, exercisable by the surrender of the option, to receive an amount determined by the Compensation Committee or an authorized officer, which is a percentage of the spread on the related option (not exceeding 100%) at the time of exercise. Tandem ARs may be granted at any time prior to the exercise or termination of the related option, although a tandem AR awarded in relation to an ISO must be granted concurrently with the ISO. Free-standing ARs grant the participant the right to receive an amount determined by the Compensation Committee or an authorized officer, which is a percentage of the spread (not exceeding 100%) at the time of exercise.

An evidence of award will be given to a participant who receives a grant and will set forth: (i) the number of shares of common stock to which it pertains; (ii) the percentage of the spread (not exceeding 100%) payable at the time of exercise and whether such amount will be paid in cash, in shares of common stock or a combination; (iii) the conditions to become exercisable (including without limitation the attainment of performance objectives) and the exercise period; and (iv) such other terms as the Compensation Committee or authorized officer may approve, including without limitation provisions under which some portion or all of the ARs or proceeds attributable to them may be subject to recoupment in circumstances of conduct deemed detrimental to Dana.

ARs granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. A grant may provide for an earlier exercise or other modifications in the event of specified terminations of the participant's employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. Except as provided in an evidence of award, in the event of a participant's termination of employment or service, any ARs that have not vested as of the participant's termination date will be cancelled and immediately forfeited, without further action on the part of Dana or the Compensation Committee, and the participant will have no further rights in respect of such grant.

A grant of tandem ARs will provide that such grant may be exercised only at a time when the related option is also exercisable and at a time when the spread is positive, and by surrender of the related option for cancellation. Successive grants of tandem ARs may be made to the same participant regardless of whether any previous grants remain unexercised.

With respect to free-standing ARs only (i) each grant will specify a base price which may not be less than the market value per share on the grant date; (ii) successive grants may be made regardless of whether any previous grant(s) remain unexercised; and (iii) no grant may be exercised more than ten years from the grant date. In no event may an AR be repurchased or cancelled in exchange for cash or other consideration at a time when the exercise price exceeds the fair market value of the shares of common stock.

Restricted Stock. The Compensation Committee or an authorized officer may grant restricted stock. Each grant constitutes an immediate transfer of ownership of shares of Dana common stock entitling the participant to voting, dividend and other ownership rights, subject to a substantial risk of forfeiture and restrictions on transfer pending lapse of the forfeiture risk.

An evidence of award will be given to a participant who receives a grant and will set forth: (i) the number of shares of common stock to which it pertains; (ii) any restrictions on transfer and forfeitability provisions; (iii) the conditions under which restrictions on transfer and forfeitability provisions will lapse, including without limitation upon the attainment of performance objectives; and (iv) such other terms the Compensation Committee or an authorized officer may approve, including without limitation provisions under which some portion or all of the restricted stock or proceeds attributable to it may be subject to recoupment in circumstances of conduct deemed detrimental to Dana.

Restricted stock granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. A grant may provide for the earlier lapse of restrictions or other modifications in the event of terminations of employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. Except as otherwise provided in an evidence of award, in the event of a participant's termination of employment or service, any restricted stock that has not yet become free of restrictions will be immediately forfeited, without further action on the part of Dana or the Compensation Committee, and the participant will have no further rights in respect of such grant. A grant may require that any or all dividends or other distributions paid during the period of such restrictions be automatically deferred and/or reinvested in additional shares of restricted stock (which may be subject to the same restrictions as the underlying award) or be paid in cash on a deferred or contingent basis.

Restricted Stock Units. The Compensation Committee or an authorized officer may grant RSUs. A grant will constitute the agreement by Dana to deliver shares of its common stock or cash to the participant in the future in consideration of the performance of services. An evidence of award will be given to a participant who receives a grant and will set forth: (i) the number of shares of common stock to which it pertains; (ii) the conditions for the RSUs or installments to vest (including without limitation the attainment of performance objectives); (iii) form of payment and time(s) payable; and (iv) such other terms as the Compensation Committee or authorized officer may approve, including without limitation provisions under which some portion or all of an RSU or proceeds attributable to it may be subject to recoupment in circumstances of conduct deemed detrimental to Dana.

During the restriction period, no participant will have the rights of a shareholder of any shares of common stock, but the Compensation Committee or an authorized officer may authorize the payment of dividend equivalents on such RSUs on either a current, deferred or contingent basis, either in cash or in additional shares of common stock. RSUs granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. A grant of RSUs may provide for the earlier lapse of restrictions or other modifications in the event of specified terminations of the participant's employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. Except as otherwise provided in an evidence of award, in the event of a participant's termination of employment or service, any RSU that has not yet become vested will be immediately forfeited without further action on the part of Dana or the Compensation Committee, and the participant will have no further rights in respect of such grant.

Performance Shares and Performance Units. The Compensation Committee or an authorized officer may grant performance shares and performance units that will become payable upon achievement of specified performance objectives during performance periods. An evidence of award will be given to a participant who receives a grant and will set forth: (i) the number of units or shares of common stock to which it pertains, which number may be subject to adjustment to reflect changes in compensation or other factors; (ii) the conditions for the performance awards or installments to vest; (iii) form of payment and (iv) such other terms as the Compensation Committee or authorized officer may approve, including without limitation provisions under which some portion or all of the performance awards or proceeds attributable thereto may be subject to recoupment in circumstances of conduct deemed detrimental to Dana. Performance awards granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. A grant of performance awards may provide for the earlier lapse of restrictions or other modifications in the event of specified terminations of employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. Except as provided in an evidence of award, in the event of a termination of employment or service, any performance award that has not yet become vested will be immediately forfeited, without further action, and the participant will have no further rights in respect of such grant. During the performance period, the participant will have none of the rights of a shareholder with respect to Performance Shares, but the Compensation Committee or authorized officer may authorize the payment of dividend equivalents on performance shares on either a current, deferred or contingent basis, either in cash or in additional shares of common stock.

Other Awards. The Compensation Committee or an authorized officer may authorize grants of other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to: (i) shares of Dana common stock or factors that may influence the value of such shares, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into shares of common stock, purchase rights for shares of common stock, awards with value and payment contingent upon performance of Dana or any other factors designated by the Compensation Committee or authorized officer, and awards valued by reference to the book value of shares of common stock or the value of securities of, or the performance of specified subsidiaries or affiliates or other business units of, Dana,(ii) cash, or (iii) any combination of the foregoing, including without limitation grants of cash or shares of common stock as a bonus or in lieu of obligations of Dana to pay cash or deliver other property under the 2021 Omnibus Plan or under other plans or compensatory arrangements, all subject to such terms determined by the Compensation Committee or authorized officer.

An evidence of award will be given to a participant who receives a grant and will set forth: (i) the number of shares of common stock and/or the amount of cash to which it pertains; (ii) the conditions for the other award or installments to vest (including without limitation the attainment of performance objectives); (iii) the form of payment; and (iv) such other terms as the Compensation Committee or authorized officer may approve, including without limitation provisions under which some portion or all of the other award or proceeds attributable thereto may be subject to recoupment in circumstances of conduct deemed detrimental to Dana. Other awards granted after April 21, 2021 must provide for a minimum vesting period of twelve months from the date of grant, with the exception that up to 5% of the share reserve may have a shorter vesting period. A grant of an other award may provide for the earlier lapse of restrictions or other modifications in the event of specified terminations of employment or service, a change in control, an unforeseeable emergency, the grant of a substitute award or other special circumstances. Except as provided in an evidence of award, in the event of termination of employment or service, any other award that has not yet become vested will be immediately forfeited, without further action on the part of Dana or the Compensation Committee, and the participant will have no further rights in respect of such grant.

Dividends and Dividend Equivalents. The Compensation Committee may provide the participant as part of an award with dividends or dividend equivalents, payable in cash, shares of common stock, other securities, other awards, or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Compensation Committee, provided that no dividends or dividend equivalents shall be payable in respect of outstanding (i) options or ARs or (ii) unearned performance awards or other unearned awards subject to performance conditions.

Awards to Non-Employee Directors. The Board may from time to time grant awards to non-employee directors upon the terms and conditions otherwise applicable to the grants of awards under the 2021 Omnibus Plan; provided, however, that, during any calendar year no participant who is a non-employee director shall be granted overall compensation (inclusive of cash compensation) in excess of $500,000; provided, further, that the foregoing limitation shall not apply in respect of any award granted to a non-employee director in lieu of payment of cash compensation or board or committee fees or in respect of any one-time initial equity grant upon a non-employee director's appointment to the Board. If a non-employee director subsequently becomes an employee of Dana while remaining a member of the Board, any award held by such individual at the time will not be affected.

Performance Measures. The Compensation Committee may grant awards under the 2021 Omnibus Plan subject to the attainment of measurable performance objectives. Performance objectives may be described in terms of Dana-wide objectives or objectives that are related to the performance of a joint venture, subsidiary, business unit, division, department, business segment, region or function and/or that are related to the performance of the individual participant. Performance objectives may be made relative to the performance of other companies or an index covering multiple companies. The performance objectives applicable to any performance-based award will be based on specified levels of or growth in one or more of the following criteria: (i) net sales; (ii) revenue; (iii) revenue growth or product revenue growth; (iv) operating income (before or after taxes, including operating income before depreciation and amortization); (v) income (before or after taxes and before or after allocation of corporate overhead and bonus); (vi) net earnings; (vii) earnings per share; (viii) net income (before or after taxes); (ix) return on equity; (x) total stockholder return; (xi) return on assets or net assets; (xii) appreciation in and/or maintenance of share price; (xiii) market share; (xiv) gross profits; (xv) earnings (including earnings before taxes, earnings before interest and taxes or earnings before interest, taxes, depreciation and amortization); (xvi) economic value-added models or equivalent metrics; (xvii) reductions in costs; (xviii) cash flow or cash flow per share (before or after dividends); (xix) return on capital (including return on total capital or return on invested capital); (xx) cash flow return on investment; (xxi) improvement in or attainment of expense levels or working capital levels; (xxii) operating, gross, or cash margins; (xxiii) year-end cash; (xxiv) debt reductions; (xxv) stockholder equity; (xxvi) regulatory achievements; (xxvii) operating performance; (xxviii) market expansion; (xxix) customer satisfaction; (xxx) employee satisfaction and engagement; (xxxi) implementation, completion, or attainment of measurable objectives with respect to research, development, products or projects, recruiting and maintaining personnel, sustainability and social responsibility; or (xxxii) a published or a special index deemed applicable by the Compensation Committee or any of the above criteria as compared to the performance of any such index.

In connection with the establishment of performance objectives, the Compensation Committee at any time may exclude the impact on performance of charges for restructuring, acquisitions, divestitures, discontinued operations, extraordinary items, and other unusual or non-recurring items and the cumulative effects of changes in tax law or accounting principles, as such are defined by generally accepted accounting principles or the SEC and as identified in Dana's audited financial statements, notes to such financial statements or management's discussion and analysis in Dana's annual report or other filings with the SEC. With respect to any grant under the 2021 Omnibus Plan, if the Compensation Committee determines that a change in the business, operations, corporate structure or capital structure of Dana, or the manner in which it conducts its business, or other events or circumstances render the performance objectives unsuitable, the Compensation Committee may in its discretion modify such performance objectives or the related minimum acceptable level or levels of achievement, in whole or in part, as the Compensation Committee deems appropriate and equitable.

Subject to the individual and other 2021 Omnibus Plan limits described above, the number of performance-based awards granted to any participant in any year is determined by the Compensation Committee in its sole discretion. The Compensation Committee may reduce, but not increase, the value of a performance-based award.

Adjustments. The Board shall make or provide for adjustments in the numbers of shares of common stock covered by outstanding options, ARs, RSUs, performance awards and other awards, in the option price and base price provided in outstanding options and ARs, and in the kind of shares covered thereby, as equitably required to prevent dilution or enlargement of the rights of participants that otherwise would result from (a) any stock dividend, stock split, combination of shares, recapitalization or other change in the capital structure of Dana, (b) any merger, consolidation, spin-off, split-off, spin-out, split-up, reorganization, partial or complete liquidation or other distribution of assets, issuance of rights or warrants to purchase securities, or (c) any other corporate transaction or event having an effect similar to any of the foregoing. In the event of any such transaction or event, the Compensation Committee, in its discretion, may provide in substitution for any or all outstanding awards alternative consideration (including cash), if any, as it may determine, in good faith, to be equitable in the circumstances and may require the surrender of all awards to be replaced. The Compensation Committee also will make or provide for adjustments in the numbers of shares as is appropriate to reflect any transaction or event described above.

Change in Control. In the event of a "Change in Control" (as defined in the 2021 Omnibus Plan), except as otherwise provided in an evidence of award or by the Compensation Committee on the grant date, to the extent outstanding awards granted under the 2021 Omnibus Plan are not assumed, converted or replaced by the resulting entity or its direct or indirect parent, all outstanding awards that may be exercised will become fully exercisable, all restrictions with respect to outstanding awards will lapse and become vested and non-forfeitable, and any specified performance objectives with respect to outstanding awards will be deemed to be satisfied at target.

Except as otherwise provided in an evidence of award or by the Compensation Committee, to the extent outstanding awards granted are assumed, converted or replaced by the resulting entity or its direct or indirect parent in the event of a Change in Control, any outstanding awards that are subject to performance objectives will be converted by the resulting entity or its direct or indirect parent, as if target performance had been achieved as of the date of the Change in Control, and each award of: (i) performance shares or performance units will continue to vest during the remaining performance period, (ii) restricted stock will remain subject to the otherwise applicable vesting conditions during the remaining vesting period, (iii) RSUs will remain subject to the applicable vesting conditions during the restriction period, and (iv) all other awards will remain subject to the applicable vesting conditions during the remaining vesting period, if any.

Except as otherwise provided in an evidence of award or by the Compensation Committee, to the extent outstanding awards granted are either assumed, converted or replaced by the resulting entity or its direct or indirect parent in the event of a Change in Control, if a participant's service is terminated without cause by Dana or the resulting entity or a participant resigns his or her employment for good reason (as those terms are defined in his or her employment agreement as applicable and otherwise in an evidence of award), in either case, all outstanding awards held by the participant that may be exercised will become fully exercisable and all restrictions with respect to outstanding awards will lapse and become vested and non-forfeitable.

The Board in its discretion, at or after a grant date, may (i) provide for the cancellation of each outstanding and unexercised option or AR with an option or base price, less than the highest price per share of common stock paid for a share of common stock in the Change in Control (or, if less, the market value per share at the time of cancellation to the extent required to avoid imposition of a tax under Section 409A of the Code) (such amount the "Transaction Consideration") in exchange for a cash payment to be made at the same time as payment is made to holders of common stock in connection with the Change in Control in an amount equal to the amount by which the Transaction Consideration exceeds the option or base price, as applicable, multiplied by the number of shares of common stock granted under the option or AR, and (ii) provide for the cancellation of each outstanding and unexercised option or AR with an option or base price, as applicable, equal to or more than the Transaction Consideration without any payment to the holder of such option or AR, as applicable.

Non-U.S. Participants. The Board or the Compensation Committee may provide for special terms for awards to participants who are foreign nationals or who are employed by Dana outside of the United States of America or who provide services to Dana under an agreement with a foreign nation or agency, as the Board or the Compensation Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom. Moreover, the Compensation Committee may approve supplements to or amendments, restatements or alternative versions of the 2021 Omnibus Plan as it may consider necessary or appropriate for such purposes. No special terms, supplements, amendments or restatements, however, will include any provisions that are inconsistent with the terms of the 2021 Omnibus Plan as then in effect unless such revisions are permitted without further approval by the shareholders of the Corporation.

Transferability. Except as otherwise determined by the Board or the Compensation Committee, no award or dividend equivalents paid may be transferable by a participant except by will or the laws of descent and distribution, and may be otherwise transferred in a manner that protects the interest of Dana as the Board or the Compensation Committee may determine. If approved by the Compensation Committee, each participant may, in a manner established by the Board or the Compensation Committee, designate a beneficiary to exercise the rights of the participant with respect to any award upon the death of the participant and to receive shares of common stock or other property issued upon such exercise.

The Compensation Committee or an authorized officer may specify on the grant date that part or all of the shares of common stock that are (i) to be issued or transferred by Dana upon the exercise of an option or ARs, upon the termination of the restriction period applicable to RSUs or upon payment under any grant of performance shares or performance units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer, will be subject to further restrictions on transfer.

The Board or the Compensation Committee may determine that awards (other than ISOs) may be transferable by a participant, without payment of consideration by the transferee, only to any one or more family members of the participant in accordance with the federal securities laws. No transfer will be effective unless reasonable prior notice is delivered to Dana and the transfer is effected in accordance with any terms and conditions that were made applicable. Any transferee will be subject to the same terms and conditions as the participant.

Substitute Awards for Awards Granted by Other Entities. Substitute awards may be granted for grants or awards held by employees of a company or entity who become Dana employees as a result of the acquisition, merger or consolidation of the employer company by or with Dana. Except as otherwise provided by applicable law and notwithstanding anything in the 2021 Omnibus Plan to the contrary, the terms, provisions and benefits of the substitute awards grant may vary from those set forth in or required or authorized by the 2021 Omnibus Plan to such extent as the Compensation Committee at the time of the grant may deem appropriate to conform, in whole or part, to the terms, provisions and benefits of grants or awards in substitution for which they are granted.

Federal Income Tax Consequences

The following discussion covers some of the United States federal income tax consequences with respect to awards that may be granted under the 2021 Omnibus Plan. This summary does not describe state, local, or foreign tax consequences of an individual's participation in the 2021 Omnibus Plan.

Incentive Stock Options. A participant will not recognize income for federal income tax purposes when ISOs are granted, vested or timely exercised. If the shares acquired upon exercise are held for at least two years from the date of grant and at least one year from the date of exercise, the employee recognizes capital gain or loss upon a subsequent sale of the shares equal to the difference between the sale price and the exercise price. If the shares acquired upon exercise fail to meet these holding requirements, the participant will recognize in the year of disposition: (a) ordinary income, to the extent the lesser of either (1) the fair market value of the shares on the date of Option exercise, or (2) the amount realized on disposition, exceeds the option exercise price; and (b) capital gain, to the extent the amount realized on disposition exceeds the sum of the exercise price paid and any ordinary income recognized by the participant.

Exercise of an ISO will be timely if made during its term and if the participant remains employed at all times during the period beginning on the date of grant of the ISO and ending on the date three months before the date of exercise (or one year before the date of exercise in the case of a disabled participant). Exercise of an ISO will also be timely if made by the legal representative of a participant who dies while employed or within three months after termination of employment. The tax consequences of an untimely exercise of an ISO will be determined in accordance with the rules applicable to NQSOs discussed below.

The exercise of an ISO may result in alternative minimum tax liability. The excess of the fair market value of the shares purchased on exercise of an ISO over the exercise price paid for such shares is considered alternative minimum taxable income for alternative minimum tax purposes.

Nonqualified Stock Options. With respect to NQSOs, the participant will recognize no income upon grant of the NQSO, and, upon exercise, will recognize ordinary income to the extent of the excess of the fair market value of the shares on the date of the NQSO exercise over the NQSO exercise price. Upon a subsequent disposition of the shares received from the exercise of an NQSO, the participant generally will recognize capital gain or loss to the extent of the difference between the fair market value of the shares at the time of exercise and the amount realized on the disposition.

Appreciation Rights. The recipient of a grant of ARs will not realize taxable income on the date of the grant. Upon the exercise of ARs, the recipient will realize ordinary income equal to the amount of cash or the fair market value of stock received.

Restricted Stock. A participant holding restricted stock will, at the time the shares vest, realize ordinary income in an amount equal to the fair market value of the shares and any cash received at the time of vesting. Dividends paid to the participant on the restricted stock during the restriction period will generally be ordinary income to the participant.

Under Section 83(b) of the Code, a participant may elect (not later than 30 days after acquiring the restricted stock) to recognize ordinary income at the time the shares are awarded in an amount equal to their fair market value at that time, notwithstanding the fact that the shares are subject to transferability restrictions and a substantial risk of forfeiture. If such an election is made, no additional taxable income will be recognized by the participant at the time the restrictions lapse, the participant will have a tax basis in the shares equal to their fair market value on the date of their award, and the participant's holding period for capital gains purposes will begin at that time; however, if the shares are later forfeited, no tax deduction is allowable to the participant, and Dana will recognize ordinary income equal to the amount of its deduction when the participant made the Section 83(b) election.

Restricted Stock Units and Performance Awards. A participant holding RSUs or performance awards will, at the time the RSUs or performance awards become payable, realize ordinary income in an amount equal to the fair market value of the shares and any cash received.

Other Awards. The tax consequences of other awards will depend upon the terms and conditions of such awards as determined by the Compensation Committee; however, a participant holding other awards will generally realize ordinary income in an amount equal to the fair market value of the shares or cash received at the time of payment of shares or cash.

Federal Tax Consequences to Dana. In general, we will receive an income tax deduction at the same time and in the same amount as the amount which is taxable to the employee as ordinary income, subject to any applicable deduction limitations. To the extent a participant realizes capital gains, as described above, we will not be entitled to any corresponding deduction for federal income tax purposes. For example, Section 162(m) of the Code generally limits the federal income tax deduction for compensation paid in any one year to "covered employees" (as defined in the tax rules) to $1,000,000. As a result, certain compensation attributable to awards may be nondeductible to Dana due to the application of Section 162(m) of the Code.

Award Deferral and Compliance with Section 409A of the Code. The Compensation Committee may permit participants to elect to defer the issuance of stock or the settlement of awards in cash (other than with respect to options or ARs) pursuant to such rules, procedures or programs as it may establish. The Compensation Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts, provided that no dividend equivalents shall be payable in respect of outstanding options or unearned performance awards or other unearned awards subject to performance conditions. However, it is intended that any grants made will be exempt from Section 409A of the Code or are structured in a manner that would not cause a participant to be subject to taxes and interest pursuant to Section 409A of the Code.

The 2021 Omnibus Incentive Plan, prior to the current amendment, was in place during 2024. Reference is also made to the tables captioned "Summary Compensation Table," "Grants of Plan-Based Awards at Fiscal Year-End", "Outstanding Equity Awards at Fiscal Year-End," and "Options Exercised and Stock Vested During Fiscal Year" in this Proxy Statement for detailed information on incentive awards granted under the 2021 Omnibus Incentive Plan prior to the Second Amendment.

Market Price of the Common Stock. As of March 3, 2025, the fair market value of our common stock was $14.17 per share, based on the closing price of the common stock as reported by the NYSE.

DANA'S BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THIS PROPOSAL TO APPROVE THE SECOND AMENDMENT TO THE DANA INCORPORATED 2021 OMNIBUS INCENTIVE PLAN.

PROPOSAL V SUBMITTED FOR YOUR VOTE

SHAREHOLDER PROPOSAL FOR APPROVAL OF INDEPENDENT BOARD CHAIRMAN

The following shareholder proposal will be voted on at the Annual Meeting if properly presented by or on behalf of the shareholder proponent. Approval of this proposal would require the affirmative vote of a majority of shares present in person or by proxy and entitled to vote at the Annual Meeting. John Chevedden of 2215 Nelson Ave., No. 205, Redondo Beach, California 90278, who indicated he holds at least 300 shares of Dana stock, submitted this proposal.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "<u>AGAINST</u>" THIS PROPOSAL.

Proposal V - Independent Board Chairman



Shareholders request that the Board of Directors adopt an enduring policy, and amend the governing documents as necessary in order that 2 separate people hold the office of the Chairman and the office of the CEO as follows:

Selection of the Chairman of the Board the Board requires the separation of the offices of the Chairman of the Board and the Chief Executive Officer.

Whenever possible, the Chairman of the Board shall be an Independent Director.

The Board has the discretion to select a Temporary Chairman of the Board who is not an Independent Director to serve while the Board is seeking an Independent Chairman of the Board on an accelerated basis. This policy could be phased in when there is a contract renewal for our current CEO or for the next CEO transition.

One person has served as Dana Chairman of the Board and CEO since 2019. It is long overdue for a change since the Dana stock prices has dropped from $32 in 2017 to $8 in late 2024. This proposal topic may now be gaining more support since it received 35% support at the 2023 Dana annual shareholder meeting when it was on the Dana ballot for the first time.

A lead director is no substitute for an independent board chairman. A lead director cannot call a special shareholder meeting and cannot even call a special meeting of the board. A lead director can delegate most of his lead director duties to others and then simply rubber-stamp it. There is no way shareholders can be sure of what goes on.

With the current CEO serving as Chair this means giving up a substantial check and balance safeguard that can only occur with an independent Board Chairman.

Please vote yes:
Independent Board Chairman - Proposal V

Board of Directors Statement in Opposition to the Shareholder Proposal

After careful consideration, our Board believes that a fixed policy requiring an independent Chairman as requested by the shareholder proposal is neither necessary nor in the best interests of Dana or its shareholders for the reasons stated below. Retaining flexibility is particularly important in light of the fact that we are engaged in a permanent CEO search and a significant corporate transformation. We remain committed to corporate governance policies and practices that give the Board the ability to act as needed to enhance returns, while protecting and furthering the best interests of all shareholders. We believe that the proposed resolution would run counter to those goals. Our Board therefore recommends that shareholders vote "AGAINST" this proposal.

Our current Board leadership structure was adopted after careful consideration and is the best structure for Dana at this time.

The Board's analysis as to whether the Board chairman and CEO positions should be combined or held separately takes into account many factors, including the specific needs of Dana and the Board, the strong role of the Lead Independent Director and the best interests of Dana's shareholders. While the Board had previously maintained separate Chairman and CEO positions, in 2019, the Board determined, after careful consideration during its annual evaluation of its leadership structure, that combining the two positions would enhance Dana's governance structure and best serve Dana's strategic objectives.

On November 25, 2024, we announced the retirement of Mr. Kamsickas as Chairman and CEO and his departure from the Board and the appointment of Mr. Bruce McDonald as Chairman and CEO, pending identification of a permanent CEO.

The Board believes that Mr. McDonald's leadership as Chairman and CEO provides Dana with distinct advantages, including:

- ► leveraging Mr. McDonald's industry experience and institutional knowledge (including his service on Dana's Board);

- ► leveraging Mr. McDonald's significant M&A experience;

- ► providing critical leadership, organizational stability and a strong bridge between the Board and the management team; and

- ► driving efficient decision making and enhanced accountability.

Mr. McDonald's appointment as Board Chairman and CEO builds on his leadership as a director, Chair of the Audit Committee and Chair of the Nominating and Corporate Governance Committee and reflects the Board's confidence in his ability to provide oversight and to most effectively drive Dana to achieve its strategic objectives through unified leadership.

Our Lead Independent Director role is robust with substantive leadership responsibilities to ensure strong independent oversight. Further, such role is already mandated in our governing documents, thereby establishing independent Board leadership when the Board Chair and CEO positions are combined.

The Board has a strong Lead Independent Director role, which establishes an effective counterbalance to the combined role of Chairman and CEO. Dana's Bylaws and Corporate Governance Guidelines provide that if the Chairman is not an independent director, then the Directors shall elect from among the independent directors a Lead Independent Director. The Board also determined in 2024 to enhance the Lead Independent Director role based on our ongoing review of best practices and stockholder feedback. The Lead Independent Director is now (i) elected solely by the independent directors and (ii) responsible for approving the timing, scheduling, structuring, and agenda of Board meetings and Board materials (in collaboration with the Board Chairman). We have also clarified that stockholders may request to consult with the Lead Independent Director directly (and not in conjunction with executive management). In addition, the Lead Independent Director continues to be responsible for (i) presiding at all meetings of the Board at which the Chairman is not present, including any executive sessions of the independent directors; (ii) serving as the liaison between the Chairman and the independent directors; (iii) coordinating the activities of the independent directors; (iv) developing the agenda for the executive sessions and other meetings of the independent directors; and (v) consulting with and providing feedback to the Chairman regarding matters discussed in executive sessions and regarding other Board matters as appropriate. The duties of the Lead Independent Director help ensure the effective and independent leadership of our Board. Dana's Bylaws and Corporate Governance Guidelines also require that the Lead Independent Director be elected annually, which helps to ensure that the Board evaluates Dana's Board leadership structure at least annually. Finally, Mr. Wandell has served as our Lead Independent Director since 2019 (and as our non-executive Board chairman from October 2016 through December 2019), and his history of effective Board participation and leadership ensures continued independent Board oversight.

Our predominantly independent Board of Directors and its fully independent committees vigorously oversee the effectiveness of management policies and decision, including the execution of key strategic initiatives.

Each of the Board's Audit, Compensation, Nominating and Corporate Governance and Technology and Sustainability Committee is comprised entirely of independent directors. Consequently, independent directors directly oversee such critical matters as the integrity of Dana's financial statements; the performance and compensation of the Leadership Team, including Mr. McDonald; the selection and evaluation of directors; the development and implementation of corporate governance policies; and the oversight of the company's cybersecurity and technology-related and other key risks. Moreover, the Board meets in executive session under the leadership of Mr. Wandell, our Lead Independent Director, on a regular basis without the presence of the CEO or other members of management. Independent directors use these executive sessions to discuss matters that they deem appropriate, including evaluation of the Chairman and CEO, director and senior management succession, Company strategy and performance, Board priorities and Board effectiveness.

In addition, our Board is predominantly independent, with eight out of nine directors currently being independent. Consistent with our philosophy of empowering each member of our Board of Directors, each Board member may submit Board agenda items and has open access to any member of senior management or employees as they deem appropriate. The Board and each Board committee also has the authority to retain independent legal, financial, and other advisors as they deem appropriate. We have recently refreshed the composition of our Nominating and Corporate Governance Committee and reappointed Mr. Wandell as its chair.

Requiring that the Chairman of the Board be an independent director is not necessary to ensure that our Board provides independent and effective oversight of Dana's business and affairs. Such oversight is maintained at Dana through the composition of our Board, including our Lead Independent Director, the strong leadership and engagement of our other independent directors and Board committees and our highly effective corporate governance structures and processes in place. Further, the Board believes that it is in the best interests of the stockholders to retain flexibility to separate or combine the CEO and Board Chairman positions as needed as the company undergoes its transformation.

The Board believes the current leadership model, when combined with our independent board governance structure, strikes an appropriate balance between strong and consistent leadership and independent and effective oversight of Dana's business and affairs. The proposal seeks to replace Dana's balanced approach to Board leadership with a less flexible one. Accordingly, we recommend that you vote against this proposal.

Dana's strong corporate governance policies already ensure that the Board is held accountable and that the shareholders can act if the Board takes actions which they disagree.

We believe that the strong overall corporate governance framework that we have in place supports the objective and independent Board leadership structure necessary to effectively challenge and oversee management and oversee key issues facing the Company. We have a diverse and experienced Board whose members are elected annually by shareholders and is comprised entirely of independent directors within the meaning of the applicable laws and NYSE rules, with the exception of the Chairman and CEO. Additionally, our shareholders have other rights to make their views known, including the ability to amend the Bylaws of the Company, to call a special meeting of shareholders and to include director nominations in our proxy materials, in each case as provided in our Bylaws and/or Certificate of Incorporation.

The Board believes it is best positioned to determine the most effective leadership structure for Dana based on the best interests of the Company and its shareholders and should have the flexibility to make such decision based on the Company's needs from time to time. Moreover, the Board believes the combined CEO and Chairman role, together with the leadership of our Lead Independent Director and bolstered by the other governance practices outlined above, strikes the right balance between consistent leadership and effective independent oversight of Dana's management, strategy and business. For all the foregoing reasons, our Board continues to believe that our current leadership structure has served our shareholders well and remains in our shareholder's best interest.

OUR BOARD OF DIRECTORS RECOMMENDS THAT SHAREHOLDERS VOTE "<u>AGAINST</u>" THIS PROPOSAL.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Fees

PwC's aggregate fees for professional services rendered to Dana worldwide were approximately $9.0 million and $9.5 million in the fiscal years ended December 31, 2024 and 2023, respectively. The following table shows details of these fees (in millions), all of which were pre-approved by our Audit Committee.

Service	2024 Fees	2023 Fees
Audit Fees		
Audit and review of consolidated financial statements and statutory financial statements of international subsidiaries.	$8.5	$8.7
Total Audit Fees	$8.5	$8.7
Audit-Related Fees		
Other audit services relating to statutory attestation services and issuance of consent.	$0.2	$0.7
Total Audit-Related Fees	$0.2	$0.7
Tax Fees		
Assistance with tax compliance, tax audits, and tax advice.	$0.2	$0.1
Other Fees		
Assistance with climate reporting.	$0.1	
Total All Other Fees	$0.3	$0.1

Audit Committee Pre-Approval Policy

Our Audit Committee pre-approves the audit and non-audit services performed by our independent registered public accounting firm, PwC, in order to assure that the provision of such services does not impair PwC's independence. The Audit Committee annually determines which audit services, audit-related services, tax services and other permissible non-audit services to pre-approve and creates a list of the pre-approved services and pre-approved cost levels. Unless a type of service to be provided by PwC has received general pre-approval, it requires specific pre-approval by the Audit Committee or the Audit Committee Chairman or a member whom he or she has designated. Any services exceeding pre-approved cost levels also require specific pre-approval by the Audit Committee. Management monitors the services rendered by PwC and the fees paid for the audit, audit-related, tax and other pre-approved services and reports to the Audit Committee on these matters at least quarterly. We did not approve the incurrence of any fees pursuant to the exceptions to the pre-approval requirements set forth in applicable SEC disclosure rules.

The information contained in the Audit Committee Report is not deemed to be soliciting material or to be filed for purposes of the Exchange Act, will not be deemed incorporated by reference by any general statement incorporating the document by reference into any filing under the Securities Act of 1933 or the Exchange Act except to the extent that Dana specifically incorporates such information by reference, and will not be otherwise deemed filed under such acts.

AUDIT COMMITTEE REPORT

The Audit Committee oversees Dana's financial reporting process on behalf of the Board of Directors and is comprised of all outside directors who are independent within the meaning of, and meet the experience requirements of, the applicable rules of the NYSE and the SEC. In addition to its duties regarding oversight of Dana's financial reporting process, including as it relates to the integrity of the financial statements, the independent auditors' qualifications and independence and the performance of the independent auditors and Dana's internal audit function, the Audit Committee also has sole authority to appoint or replace the independent auditors and is directly responsible for the compensation and oversight of the work of the independent auditors as provided in Rule 10A-3 under the Exchange Act. In conducting its annual evaluation of the independent auditors and deciding to re-appoint the independent auditors, the Audit Committee considered, in addition to the firm's independence and integrity:

- ► The independent auditors' competence and its compliance with regulations;
- ► The business acumen, value-added benefit, continuity and consistency, and technical and core competency provided by the engagement team;
- ► The effectiveness of the independent auditors' processes, including its quality control, timeliness and responsiveness, and communication and interaction with management; and
- ► The firm's efforts toward efficiency, including with respect to process improvements and fees.

The Audit Committee periodically considers whether an independent auditor change would be advisable. Pursuant to this review, the Audit Committee believes that PwC's continuous relationship with Dana provides PwC with valuable institutional knowledge about Dana's operations, policies, and practices and that changing audit firms would require significant time commitments and potentially distract Dana's management from its focus on financial reporting and internal controls. Because of PwC's lead audit partner rotating every five years, as presently required, along with other customary auditor staffing changes, the Audit Committee believes that PwC provides fresh audit perspective without the incremental costs associated with a change in audit firms.

The Audit Committee is involved in the selection of the independent auditor's lead audit partner every five years, including in identification of candidates, review of qualifications, candidate interviews and review of plans for successor partner transition.

The Audit Committee Charter, which was adopted and approved by the Board, specifies the scope of the Audit Committee's responsibilities and the manner in which it carries out those responsibilities. Management has primary responsibility for the financial statements, reporting processes, and system of internal controls. In fulfilling its oversight responsibilities, among other things, the Audit Committee reviewed the audited financial statements included in Dana's annual report on Form 10-K with management and the independent auditors, including a discussion of the quality, not just the acceptability, of the accounting principles, reasonableness of significant judgments, and clarity of disclosures in the financial statements and a discussion of related controls, procedures, compliance, and other matters.

Audit Committee discussions with the independent auditors included those required under auditing standards generally accepted in the United States, including Statement on Auditing Standards No. 1301, Communications With Audit Committees. Further, the Audit Committee has received and reviewed the written disclosures and the letter from the independent accountants required by applicable requirements of the PCAOB for independent auditor communications with Audit Committees concerning independence. The Audit Committee discussed with the independent auditors their independence from management and Dana, and reviewed and considered whether the provision of non-audit services and receipt of certain compensation by the independent auditors are compatible with maintaining the auditors' independence. In addition, the Audit Committee reviewed with the independent auditors all critical accounting policies and practices to be used.

In reliance on the reviews and discussions referred to above and such other considerations as the Audit Committee determined to be appropriate, the Audit Committee has recommended to the Board of Directors, and the Board of Directors has approved, that the audited financial statements be included in Dana's annual report on Form 10-K for the year ended December 31, 2024 for filing with the SEC.

The Audit Committee

Michael J. Mack, Jr., Chairperson
Brett M. Icahn
Diarmuid B. O'Connell

February 11, 2025

ANNUAL REPORT TO SHAREHOLDERS

We are pleased to take advantage of SEC rules that permit issuers to furnish their proxy materials to shareholders on the Internet. Shareholders may request a paper copy of this proxy statement and the 2024 Annual Report by:

Internet www.proxyvote.com
Telephone 1-800-579-1639
Email sendmaterial@proxyvote.com

If requesting materials by e-mail, the control number found in the box marked by an arrow on the Notice and Access card will need to be provided in the e-mail request.

A copy of the Company's Annual Report on Form 10-K for the year-ended December 31, 2024, including the consolidated financial statements, as filed with the SEC, may be obtained without charge by sending a written request to Dana Incorporated, Attention: Investor Relations, 3939 Technology Drive, Maumee, Ohio 43537.

OTHER MATTERS

The Board is not aware of any other additional matters to be presented at the 2025 Annual Meeting of Shareholders. The Board does not currently intend to submit any additional matters for a vote at the 2025 Annual Meeting of Shareholders, and no other shareholder has provided the required notice of the shareholder's intention to propose any matter at the 2025 Annual Meeting of Shareholders. However, under Dana's Bylaws, the Board may, without notice, properly submit additional matters for a vote at the 2025 Annual Meeting of Shareholders. If the Board does so, the shares represented by proxies in the accompanying form will be voted with respect to the matter in accordance with the judgment of the person or persons voting the shares.

By Order of the Board of Directors

Douglas H. Liedberg

Douglas H. Liedberg
Senior Vice President, General Counsel & Secretary
Chief Compliance & Sustainability Officer

March 14, 2025

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APPENDIX A

SECOND AMENDMENT TO THE DANA INCORPORATED 2021 OMNIBUS INCENTIVE PLAN

The 2021 Omnibus Incentive Plan, effective April 21, 2021 (the "Effective Date") (the "Plan"), of Dana Incorporated, a Delaware corporation (the "Company"), is hereby amended, effective as of the Amendment Effective Date (as defined below), as follows:

1.   **Amendment to Section 3(a)(i) of the Plan**. Section 3(a)(i) of the Plan is hereby deleted and replaced in its entirety with the following:

"Maximum Shares Available Under Plan. Subject to adjustment as provided in **Section 13** of the Plan, the maximum aggregate number of shares of Common Stock that may be issued or delivered under the Plan following the Effective Date is 8,470,000 shares of Common Stock plus the number of shares of Common Stock underlying Substitute Awards, plus the number of shares of Common Stock that remained available for new grants under the Prior Plan as of the Effective Date. From and after the Effective Date, no new grants shall be made under the Prior Plan. Any Award that by its terms can be settled only in cash shall not count against the number of shares of Common Stock available for award under the Plan. Common Stock to be issued or delivered pursuant to the Plan may be authorized and unissued shares of Common Stock, treasury shares or a combination of the foregoing."

2.   **Effectiveness**. In accordance with Section 20(a) of the Plan, the effectiveness of this Second Amendment to the Dana Incorporated 2021 Omnibus Plan (this "Amendment") is subject to the approval of the Company's shareholders at the Company's 2025 annual general meeting of shareholders (the date of such approval, the "Amendment Effective Date"). For the avoidance of doubt, if shareholder approval is not obtained, then this Amendment shall be void *ab initio* and of no force and effect.

3.   **Governing Law**. This Amendment shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

4.   **Effect on the Plan**. This Amendment shall not constitute a waiver, amendment or modification of any provision of the Plan not expressly referred to herein. Except as expressly amended or modified herein, the provisions of the Plan are and shall remain in full force and effect and are hereby ratified and confirmed. On and after the Amendment Effective Date, each reference in the Plan to "this Plan," "herein," "hereof," "hereunder" or words of similar import shall mean and be a reference to the Plan as amended hereby. To the extent that a provision of this Amendment conflicts with or differs from a provision of the Plan, such provision of this Amendment shall prevail and govern for all purposes and in all respects.

[*Signature Page Follows***]**

IN WITNESS WHEREOF, the undersigned, being authorized by the Board of Directors of the Company (the "Board") to execute this Amendment, as evidenced by the approval and adoption of this Amendment by the Board, has executed this Amendment.


DANA INCORPORATED


By: _____

Name:

Title:

Date:


[*Signature Page to Second Amendment to 2021 Omnibus Plan*]




Form 10-K

[This page intentionally left blank]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Fiscal Year Ended: December 31, 2024

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the Transition Period From to

Commission File Number: 1-1063

Dana Incorporated

(Exact name of registrant as specified in its charter)

Delaware	**26-1531856**
(State of incorporation)	(IRS Employer Identification Number)
3939 Technology Drive, Maumee, OH	**43537**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (419) 887-3000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of exchange on which registered
Common stock, par value $0.01 per share	DAN	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.:

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐   No ☑

The aggregate market value of the common stock held by non-affiliates of the registrant computed by reference to the closing price of the common stock on June 30, 2024 was $1,741,718,465.

There were 145,037,398 shares of the registrant's common stock outstanding at February 3, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement to be delivered to stockholders in connection with the Annual Meeting of Shareholders to be held on April 24, 2025 are incorporated by reference into Part III.

DANA INCORPORATED
FORM 10-K
YEAR ENDED DECEMBER 31, 2024

Table of Contents

		Pages
PART I		
Item 1	Business	1
Item 1A	Risk Factors	7
Item 1B	Unresolved Staff Comments	13
Item 1C	Cybersecurity	13
Item 2	Properties	15
Item 3	Legal Proceedings	15
PART II		
Item 5	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	16
Item 6	[Reserved]	16
Item 7	Management's Discussion and Analysis of Financial Condition and Results of Operations	17
Item 7A	Quantitative and Qualitative Disclosures about Market Risk	31
Item 8	Financial Statements and Supplementary Data	32
Item 9	Changes in and Disagreements With Accountants on Accounting and Financial Disclosure	75
Item 9A	Controls and Procedures	75
Item 9B	Other Information	75
Item 9C	Disclosure Regarding Foreign Jurisdictions that Prevent Inspections	75
PART III		
Item 10	Directors, Executive Officers and Corporate Governance	75
Item 11	Executive Compensation	75
Item 12	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	76
Item 13	Certain Relationships and Related Transactions, and Director Independence	76
Item 14	Principal Accountant Fees and Services	76
PART IV		
Item 15	Exhibits and Financial Statement Schedules	77
Signatures		80

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Forward-Looking Information

Statements in this report (or otherwise made by us or on our behalf) that are not entirely historical constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements can often be identified by words such as "anticipates," "expects," "believes," "intends," "plans," "predicts," "seeks," "estimates," "projects," "outlook," "may," "will," "should," "would," "could," "potential," "continue," "ongoing" and similar expressions, variations or negatives of these words. These statements represent the present expectations of Dana Incorporated and its consolidated subsidiaries based on our current information and assumptions. Forward-looking statements are inherently subject to risks and uncertainties. Our plans, actions and actual results could differ materially from our present expectations due to a number of factors, including those discussed below and elsewhere in this report and in our other filings with the Securities and Exchange Commission (SEC). All forward-looking statements speak only as of the date made and we undertake no obligation to publicly update or revise any forward-looking statement to reflect events or circumstances that may arise after the date of this report.

PART I

(Dollars in millions, except per share amounts)

Item 1. Business

General

Dana Incorporated (Dana), with history dating back to 1904, is headquartered in Maumee, Ohio. We are a world leader in providing power-conveyance and energy-management solutions for vehicles and machinery. The company's portfolio improves the efficiency, performance, and sustainability of light vehicles, commercial vehicles, and off-highway equipment. From axles, driveshafts, transmissions, sealing and thermal products to electrification products including motors, inverters, controllers, e-sealing, e-thermal and digital solutions, we enable the propulsion of internal combustion engine (ICE), hybrid and electric powered vehicles by supplying nearly every major vehicle manufacturer in the world. We also serve the stationary industrial market. As of December 31, 2024 we employed approximately 39,600 people and operated in 30 countries.

The terms "Dana," "we," "our" and "us" are references to Dana. These references include the subsidiaries of Dana unless otherwise indicated or the context requires otherwise.

Overview of our Business

We have aligned our organization around four operating segments: Light Vehicle Drive Systems (Light Vehicle), Commercial Vehicle Drive and Motion Systems (Commercial Vehicle), Off-Highway Drive and Motion Systems (Off-Highway) and Power Technologies. These operating segments have global responsibility and accountability for business commercial activities and financial performance.

External sales by operating segment for the years ended December 31, 2024, 2023 and 2022 were as follows:

	2024		2023		2022	
	Dollars	% of Total	Dollars	% of Total	Dollars	% of Total
Light Vehicle	$ 4,224	41.1%	$ 4,035	38.2%	$ 4,090	40.3%
Commercial Vehicle	2,005	19.5%	2,092	19.8%	1,979	19.5%
Off-Highway	2,767	26.9%	3,185	30.2%	2,946	29.0%
Power Technologies	1,288	12.5%	1,243	11.8%	1,141	11.2%
Total	$ 10,284		$ 10,555		$ 10,156	

Refer to Segment Results of Operations in Item 7 and Note 19 to our consolidated financial statements in Item 8 for further financial information about our operating segments.

Our business is diversified across end-markets, products and customers. The following table summarizes the markets, products and largest customers of each of our operating segments as of December 31, 2024:

Segment	Markets	Products	Largest Customers

Light Vehicle	Light vehicle market:
	    Light trucks (full frame)
	    Sport utility vehicles
	    Crossover utility vehicles
	    Utility vans
	    Sports cars
	    Super sports cars
		Axles
		Driveshafts
		ICE, hybrid and e-transmissions
		e-Axle systems
		e-Transmission systems
		Inverters
		Electric motors
		Controllers
			Ford Motor Company
			Stellantis N.V.*
			Toyota Motor Corporation
			Tata Motors Ltd (including Jaguar Land Rover)
			Renault-Nissan-Mitsubishi Alliance
			Volkswagen AG

Commercial Vehicle	Commercial vehicle market:
	    Medium duty trucks
	    Heavy duty trucks
	    Buses
	    Specialty vehicles
		Axles
		Driveshafts
		Hybrid and e-transmissions
		e-Axle systems
		e-Transmission systems
		Inverters
		Electric motors
		Controllers
			PACCAR Inc
			Traton SE
			AB Volvo
			Daimler Truck AB
			Ford Motor Company
			CNH Industrial N.V.

Off-Highway	Off-Highway market:
	    Construction
	    Agricultural
	    Mining
	    Forestry
	    Material handling
	    Industrial stationary
	    Lawn care and recreational
		Axles, hub drives and driveshafts
		ICE, hybrid and e-transmissions
		e-Axle systems
		e-Transmission systems
		e-Hub drive systems
		Inverters
		Electric motors
		Controllers
			Deere & Company
			Oshkosh Corporation
			AGCO Corporation
			CNH Industrial N.V.
			Manitou Group
			Terex Corporation

Power Technologies	Light vehicle market Commercial vehicle market Off-Highway market Industrial stationary market	ICE sealing and thermal e-Sealing e-Thermal cooling systems Battery cooling Electronics cooling Hydrogen fuel cell cooling New power industrial cooling	General Motors Company Ford Motor Company Cummins Inc. Stellantis N.V. Volkswagen AG (including Traton SE) Mercedes-Benz Group AG

* Via a directed supply relationship

Geographic Operations

We maintain administrative and operational organizations in North America, Europe, South America and Asia Pacific to support our operating segments, assist with the management of affiliate relations and facilitate financial and statutory reporting and tax compliance on a worldwide basis. Our operations are located in the following countries:

North America	Europe		South America	Asia Pacific
Canada	Belgium	Netherlands	Argentina	Australia
México	Finland	Norway	Brazil	China
United States	France	South Africa	Colombia	India
	Germany	Spain		Japan
	Hungary	Sweden		New Zealand
	Ireland	Switzerland		Singapore
	Italy	Turkey		South Korea
	Lithuania	United Kingdom		Thailand

Our non-U.S. subsidiaries and affiliates manufacture and sell products similar to those we produce in the United States. Operations outside the U.S. may be subject to a greater risk of changing political, economic and social environments, changing governmental laws and regulations, currency revaluations and market fluctuations than our domestic operations. See the discussion of risk factors in Item 1A.

Sales reported by our non-U.S. subsidiaries comprised $5,609, or 55%, of our 2024 consolidated sales of $10,284. A summary of sales and long-lived assets by geographic region can be found in Note 19 to our consolidated financial statements in Item 8.

Customer Dependence

We are largely dependent on light vehicle, medium- and heavy-duty vehicle and off-highway original equipment manufacturer (OEM) customers. Ford Motor Company (Ford) and Stellantis N.V. (Stellantis) were the only individual customers accounting for 10% or more of our consolidated sales in one or more of the past three years. As a percentage of total sales from operations, our sales to Ford were approximately 23% in 2024, 20% in 2023 and 19% in 2022. Our sales to Stellantis (via a directed supply relationship) were approximately 8% in 2024, 9% in 2023 and 11% in 2022. Volkswagen AG (including Traton SE), PACCAR, Inc and Toyota Motor Corporation were our third, fourth and fifth largest customers in 2024. Our 10 largest customers collectively accounted for approximately 58% of our sales in 2024.

Loss of all or a substantial portion of our sales to Ford, Stellantis or other large volume customers would have a significant adverse effect on our financial results until such lost sales volume could be replaced and there is no assurance that any such lost volume would be replaced.

Sources and Availability of Raw Materials

We use a variety of raw materials in the production of our products, including steel and products containing steel, stainless steel, forgings, castings, bearings, semiconductors, and magnets and related rare earth materials. Other commodity purchases include aluminum, brass, copper and plastics. These materials are typically available from multiple qualified sources in quantities sufficient for our needs. However, some of our operations remain dependent on single sources for certain raw materials.

While our suppliers have generally been able to support our needs, our operations may experience shortages and delays in the supply of raw material from time to time due to strong market demand, capacity limitations, supply chain disruptions, short lead times, production schedule increases from our customers and other problems experienced by the suppliers. A significant or prolonged shortage of critical components from any of our suppliers could adversely impact our ability to meet our production schedules and to deliver our products to our customers in a timely manner.

Seasonality

Our businesses are generally not seasonal. However, in the light vehicle market, our sales are closely related to the production schedules of our OEM customers and those schedules have historically been weakest in the third quarter of the year due to a large number of model year changeovers that occur during this period. Additionally, third-quarter production schedules in Europe are typically impacted by summer vacation schedules and fourth-quarter production is affected globally by year-end holidays.

Backlog

A substantial amount of the new business we are awarded by OEMs is granted well in advance of a program launch. These awards typically extend through the life of the given program. This backlog of new business does not represent firm orders. We estimate future sales from new business using the projected volume under these programs.

Competition

Within each of our markets, we compete with a variety of independent suppliers and distributors, as well as with the in-house operations of certain OEMs. With a focus on product innovation, we differentiate ourselves through efficiency and performance, reliability, materials and processes, sustainability and product extension.

The following table summarizes our principal competitors by operating segment as of December 31, 2024:

Segment	Principal Competitors	
Light Vehicle	American Axle & Manufacturing Holdings, Inc.	Magna International Inc.
	BorgWarner Inc.	Schaeffler AG
	Hofer Powertrain GmbH	Valeo SE
	Jing-Jin Electric Technologies Co. Ltd.	ZF Friedrichshafen AG
	Linamar Corporation	Vertically integrated OEM operations
Commercial Vehicle	Allison Transmission Holdings, Inc.	Eugen Klein GmbH
	BorgWarner Inc.	Hendrickson Holdings, LLC
	Cummins Inc.	Linamar Corporation
	Danfoss A/S	Tirsan Kardan A.Ş.
	Eaton Corporation plc	ZF Friedrichshafen AG
	Ege Endüstri ve Ticaret A.S.	Vertically integrated OEM operations
Off-Highway	Bonfiglioli Riduttori S.p.A.	Kohler Co.
	Carraro S.p.A.	SEW-Eurodrive GmbH
	Comer Industries S.p.A.	Zapi S.p.A.
	Danfoss A/S	ZF Friedrichshafen AG
	Kessler+Co	Vertically integrated OEM operations
Power Technologies	Denso Corporation	Mahle GmbH
	ElringKlinger AG	Tenneco Inc.
	Freudenberg Group	Valeo SE
	Hanon Systems	YinLun Co., LTD

Intellectual Property

Our proprietary driveline and power technologies product lines have strong identities in the markets we serve. Throughout these product lines, we manufacture and sell our products under a number of patents that have been obtained over a period of years and expire at various times. We consider each of these patents to be of value and aggressively protect our rights in key markets. We are involved with many product lines and the loss or expiration of any particular patent would not materially affect our sales and profits.

We own or have licensed numerous trademarks that are registered or subject to pending applications in many jurisdictions. For example, our Spicer®, Spicer Electrified™, Victor Reinz®, Long®, Graziano™ and Dana TM4™ trademarks are widely recognized in their market segments. We regard our trademarks as valuable assets and strategically pursue available protection of these rights.

Engineering and Research and Development

Since our introduction of the automotive universal joint in 1904, we have been focused on technological innovation. Our objective is to be an essential partner to our customers and we remain highly focused on offering superior product quality, technologically advanced products, world-class service and competitive prices. To enhance quality and reduce costs, we use statistical process control, cellular manufacturing, flexible regional production and assembly, global sourcing and extensive employee training.

We engage in ongoing engineering and research and development activities to improve the reliability, performance and cost-effectiveness of our existing products and to design and develop innovative products that meet customer requirements for new applications. We integrate related operations to create a more innovative environment, speed product development, maximize efficiency and improve communication and information sharing among our research and development operations. Our research and development costs were $229 in 2024, $237 in 2023 and $201 in 2022. Total engineering expenses including research and development were $360 in 2024, $369 in 2023 and $321 in 2022.

As a leading global supplier in the mobility sector, the company is committed to driving innovation and enhancing the performance, efficiency, and safety of transportation solutions across all major mobility markets. Our engineering and research and development efforts focus on creating advanced technologies that meet the evolving needs of customers while addressing environmental challenges and improving driving experience. Our research and development initiatives are centered on enhancing the efficiency, performance, and safety of mobility. This includes advancements in powertrain systems, vehicle dynamics and thermal management. We continue to maintain a balanced approach to innovation by investing strategically in both internal combustion (ICE) and electric vehicle (EV) technologies. Our ICE developments focus on improving fuel efficiency, reducing emissions and ensuring compliance with global regulatory standards. Concurrently our EV investments are improving the range, performance, and sustainability of electric vehicles. Dana has also embraced the use of artificial intelligence (AI) and machine learning (ML) technologies to enhance both the research and development process and the products we develop. These technologies are integrated into our product design and testing phases to accelerate development and into our products to provide real-time optimization of performance.

Human Capital

Our talented people power a customer-centric organization that is continuously improving the performance and efficiency of vehicles and machines around the globe. The following table summarizes our employees by operating segment and geographical region as of December 31, 2024:

Segment	Employees	Region	Employees
Light Vehicle	13,200	North America	15,100
Off-Highway	10,900	Europe	10,600
Commercial Vehicle	7,400	Asia Pacific	9,600
Power Technologies	5,700	South America	4,300
Technical and administrative	2,400	Total	39,600
Total	39,600		

We are "People Finding A Better Way" in everything we do, guided by our values: Value Others, Inspire Innovation, Grow Responsibly, and Win Together. We value people by treating others with respect and putting safety, inclusion, and integrity at the heart of everything we do.

Safety – The health and safety of employees remain our highest priority and we believe our company has an essential responsibility to safeguard life, health, property, and the environment for the well-being of all involved. Through a commitment to proactive processes, we actively promote and pursue safety in all that we do. This is achieved through a consistent commitment to excellence in, health, safety, security management, and risk elimination. Dana's health, safety and security programs ensure that all employees receive training, guidance, and assistance in safety awareness and risk prevention. An implemented, verified, audited, and communicated occupational health and safety management system reflects Dana's internal and external commitment to all our stakeholders in identifying and reducing the health and safety risk of our employees around the world. Dana has developed robust safety systems, including detailed work instructions and processes for standard and non-standard work, as well as regular layer process audits to ensure that we carefully consider safety in each of our work functions.

Compensation and Benefits – We are committed to providing all employees with quality and competitive compensation and benefit programs that focus on all aspects of wellbeing – physical, mental, and financial. We benchmark our plans globally to ensure competitiveness and value. We utilize standards, processes and programs to ensure competitiveness and value globally, while allowing for differences based upon region and geography. Our programs are designed to attract and retain employees and motivate and reward performance in order to drive superior results. Some examples include base and variable pay, health benefits, life insurance, employee assistance programs, paid time off, and retirement and savings plans.

Culture and Inclusion – Our vision is to maintain a diverse and inclusive, global organization that develops, fosters, and attracts great people whose perspectives are encouraged, heard, valued, and supported. At Dana, we are proud to have an employee-centric organization that challenges the status quo by ensuring our business policies, processes and culture allow us to continuously build upon our diverse strengths to further grow a strong, inclusive work environment. Dana has a network of Business Resource Groups (BRGs) to empower employees and enhance Dana's ability to develop, retain, and attract top talent. These BRGs are executive leadership-supported, employee-led initiatives with the mission to inspire growth and innovation and foster belonging for all employees. BRGs provide employees opportunities for development, mentoring, networking, and utilizing their talents in ways that positively impact the business. Our BRGs currently include the African American Resource Group (AARG), Connected Cultures, Dana Alumni, Dana Women's Network (DAWN), Green Team, LGBTQ+A, Military and Veterans, and New to Dana (NTD).

Ethics and Compliance – All Dana employees are expected to follow Dana's Standards of Business Conduct, which includes a range of subjects, from respect in the workplace and use of corporate assets to gifts and conflicts of interest, as well as protection of confidential information. Our employee on-boarding process involves a written acknowledgement of the receipt and review of the standards. All salaried employees globally must complete a series of online ethics and compliance training modules as part of the onboarding process, and additional ethics and compliance trainings annually thereafter on subjects such as workplace harassment, trade compliance, anti-trust, and data privacy, and complete an annual business conduct certification. We also maintain a global Ethics and Compliance Helpline which is available in multiple languages and can be used to anonymously report concerns.

Talent Development and Training – Dana has invested in and integrated SuccessFactors, an industry-leading human resource information system, as our global system of record. This platform supports integrated performance management and learning and development. Key features include a consistent talent review and calibration process with detailed reporting capabilities. Performance review is a yearlong process including three phases: goal setting, continuous feedback, and year-end rating and calibration. This increases commitment and adaptability to aligned personal and business objectives. Our learning resources blend subscription and custom content, offering hundreds of thousands of learning assets. Global administrators support the creation, assignment, and reporting of learning progress. Learning resources are accessible through both self-guided and assigned learning paths and are included in the talent development and performance review process. Training completion is tracked and includes automated reminders to enhance accountability and compliance, particularly for mandatory training such as cybersecurity.

Environmental Compliance

We make capital expenditures in the normal course of business as necessary to ensure that our facilities are in compliance with applicable environmental laws and regulations. The cost of environmental compliance has not been a material part of capital expenditures and did not have a material adverse effect on our earnings or competitive position in 2024.

Available Information

Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 as amended (Exchange Act) are available, free of charge, on or through our Internet website at http://www.dana.com/investors as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. Copies of any materials we file with the SEC can also be obtained free of charge through the SEC's website at http://www.sec.gov. We also post our *Corporate Governance Guidelines, Standards of Business Conduct for Members of the Board of Directors*, Board Committee membership lists and charters, *Standards of Business Conduct* and other corporate governance materials on our Internet website. Copies of these posted materials are also available in print, free of charge, to any stockholder upon request from: Dana Incorporated, Investor Relations, P.O. Box 1000, Maumee, Ohio 43537, or via telephone in the U.S. at 800-537-8823 or e-mail at InvestorRelations@dana.com. The inclusion of our website address in this report is an inactive textual reference only and is not intended to include or incorporate by reference the information on our website into this report.

Item 1A. Risk Factors

We are impacted by events and conditions that affect the light vehicle, commercial vehicle and off-highway markets that we serve, as well as by factors specific to Dana. Among the risks that could materially adversely affect our business, financial condition or results of operations are the following, many of which are interrelated.

Risk Factors Related to the Markets We Serve

A downturn in the global economy could have a substantial adverse effect on our business.

Our business is tied to general economic and industry conditions as demand for vehicles depends largely on the strength of the economy, employment levels, consumer confidence levels, the availability and cost of credit and the cost of fuel. These factors have had and could continue to have a substantial impact on our business. Adverse global economic conditions could also cause our customers and suppliers to experience severe economic constraints in the future, including bankruptcy, which could have a material adverse impact on our financial position and results of operations.

Our results of operations could be adversely affected by climate change, natural catastrophes or public health crises, in the locations in which we, our customers or our suppliers operate.

There is global scientific consensus that emissions of greenhouse gases (GHG) continue to alter the composition of Earth's atmosphere in ways that are affecting and are expected to continue to affect the global climate. These considerations may lead to new international, national, regional, or local legislative or regulatory responses. Various stakeholders, including legislators and regulators, shareholders, and non-governmental organizations, as well as companies in many business sectors, including Dana, are continuing to look for ways to reduce GHG emissions. The regulation of GHG emissions from certain stationary or mobile sources or the imposition of carbon pricing mechanisms could result in additional costs to Dana in the form of taxes or emission allowances, facilities improvements, and energy costs, which would increase Dana's operating costs through higher utility, transportation, and materials costs. Because the impact of any future climate change-related legislative, regulatory, or product standard requirements on Dana's global businesses and products is dependent on the timing and design of mandates or standards, Dana is unable to predict their potential impact at this time. The potential physical impacts of climate change on Dana's facilities, suppliers, and customers and therefore on Dana's operations are highly uncertain and will be particular to the circumstances developing in various geographic regions. These may include extreme weather events and long-term changes in temperature levels and water availability. These potential physical effects may adversely affect the demand for Dana's products and the cost, production, sales, and financial performance of Dana's operations.

A natural disaster could disrupt our operations, or our customers' or suppliers' operations and could adversely affect our results of operations and financial condition. Although we have continuity plans designed to mitigate the impact of natural disasters on our operations, those plans may be insufficient, and any catastrophe may disrupt our ability to manufacture and deliver products to our customers, resulting in an adverse impact on our business and results of operations.

In addition, our global operations expose us to risks associated with public health crises, such as epidemics and pandemics, which could harm our business and cause our operating results to suffer. Pandemics, such as the novel coronavirus disease (COVID) pandemic, may have an adverse effect on our business, results of operations, cash flows and financial condition. Efforts to combat a pandemic can be complicated by viral variants and uneven access to, and acceptance and effectiveness of, vaccines globally. Pandemics may negatively impact the global economy, disrupt our operations as well as those of our customers, suppliers, and the global supply chains in which we participate, and create significant volatility and disruption of financial markets. The extent of the impact of a pandemic on our business and financial performance, including our ability to execute our near-term and long-term operational, strategic, and capital structure initiatives, will depend on the duration and severity of the pandemic, which are uncertain and cannot be predicted.

We may face facility closure requirements and other operational restrictions with respect to some or all of our locations for prolonged periods of time due to, among other factors, evolving and increasingly stringent governmental restrictions including public health directives, quarantine policies or social distancing measures. We operate as part of the complex integrated global supply chains of our largest customers. As a pandemic dissipates at varying times and rates in different regions around the world, there could be a prolonged negative impact on these global supply chains. Our ability to continue operations at specific facilities will be impacted by the interdependencies of the various participants of these global supply chains, which are largely beyond our direct control. A prolonged shut down of these global supply chains would have a material adverse effect on our business, results of operations, cash flows and financial condition.

Rising interest rates could have a substantial adverse effect on our business

Rising interest rates could have a dampening effect on overall economic activity, the financial condition of our customers and the financial condition of the end customers who ultimately create demand for the products we supply, all of which could negatively affect demand for our products. An increase in interest rates could make it difficult for us to obtain financing at attractive rates, impacting our ability to execute on our growth strategies or future acquisitions.

We could be adversely impacted by the loss of any of our significant customers, changes in their requirements for our products or changes in their financial condition.

We are reliant upon sales to several significant customers. Sales to our ten largest customers accounted for 58% of our overall sales in 2024. Changes in our business relationships with any of our large customers or in the timing, size and continuation of their various programs could have a material adverse impact on us.

The loss of any of these customers, the loss of business with respect to one or more of their vehicle models on which we have high component content, or a significant decline in the production levels of such vehicles would negatively impact our business, results of operations and financial condition. Pricing pressure from our customers also poses certain risks. Inability on our part to offset pricing concessions with cost reductions would adversely affect our profitability. We are continually bidding on new business with these customers, as well as seeking to diversify our customer base, but there is no assurance that our efforts will be successful. Further, to the extent that the financial condition of our largest customers deteriorates, including possible bankruptcies, mergers or liquidations, or their sales otherwise decline, our financial position and results of operations could be adversely affected.

We may be adversely impacted by changes in international legislative and political conditions.

We operate in 30 countries around the world and we depend on significant foreign suppliers and customers. Legislative and political activities within the countries where we conduct business, particularly in emerging markets and less developed countries, could adversely impact our ability to operate in those countries. The political situation in a number of countries in which we operate could create instability in our contractual relationships with no effective legal safeguards for resolution of these issues, or potentially result in the seizure of our assets. We operate in Argentina, where trade-related initiatives and other government restrictions limit our ability to optimize operating effectiveness. At December 31, 2024, our net asset exposure related to Argentina was approximately $52, including $21 of net fixed assets.

We may be adversely impacted by changes in trade policies and proposed or imposed tariffs, including but not limited to, the imposition of new tariffs by the U.S. government on imports to the U.S. and/or the imposition of retaliatory tariffs by foreign countries.

Section 232 of the Trade Expansion Act of 1962, as amended (the Trade Act), gives the executive branch of the U.S. government broad authority to restrict imports in the interest of national security by imposing tariffs. Tariffs imposed on imported steel and aluminum could raise the costs associated with manufacturing our products. We work with our customers to recover a portion of any increased costs, and with our suppliers to defray costs, associated with tariffs. While we have been successful in the past recovering a significant portion of costs increases, there is no assurance that cost increases resulting from trade policies and tariffs will not adversely impact our profitability. Our sales may also be adversely impacted if tariffs are assessed directly on the products we produce or on our customers' products containing content sourced from us.

We may be adversely impacted by the strength of the U.S. dollar relative to the currencies in the other countries in which we do business.

Approximately 55% of our sales in 2024 were from operations located in countries other than the U.S. Currency variations can have an impact on our results (expressed in U.S. dollars). Currency variations can also adversely affect margins on sales of our products in countries outside of the U.S. and margins on sales of products that include components obtained from affiliates or other suppliers located outside of the U.S. Strengthening of the U.S. dollar against the euro and currencies of other countries in which we have operations could have an adverse effect on our results reported in U.S. dollars. We use a combination of natural hedging techniques and financial derivatives to mitigate foreign currency exchange rate risks. Such hedging activities may be ineffective or may not offset more than a portion of the adverse financial impact resulting from currency variations.

We may be adversely impacted by new laws, regulations or policies of governmental organizations related to increased fuel economy standards and reduced greenhouse gas emissions, or changes in existing ones.

The markets and customers we serve are subject to substantial government regulation, which often differs by state, region and country. These regulations, and proposals for additional regulation, are advanced primarily out of concern for the environment (including concerns about global climate change and its impact) and energy independence. We anticipate that the number and extent of these regulations, and the costs to comply with them, will increase significantly in the future.

In the U.S., vehicle fuel economy and greenhouse gas emissions are regulated under a harmonized national program administered by the National Highway Traffic Safety Administration and the Environmental Protection Agency (EPA). Other governments in the markets we serve are also creating new policies to address these same issues, including the European Union, Brazil, China and India. These government regulatory requirements could significantly affect our customers by altering their global product development plans and substantially increasing their costs, which could result in limitations on the types of vehicles they sell and the geographical markets they serve. Any of these outcomes could adversely affect our financial position and results of operations.

Company-Specific Risk Factors

We have taken, and continue to take, cost-reduction actions. Although our process includes planning for potential negative consequences, the cost-reduction actions may expose us to additional production risk and could adversely affect our sales, profitability and ability to retain and attract employees.

We have been reducing costs in all of our businesses and have discontinued product lines, exited businesses, consolidated manufacturing operations and positioned operations in lower cost locations. The impact of these cost-reduction actions on our sales and profitability may be influenced by many factors including our ability to successfully complete these ongoing efforts, our ability to generate the level of cost savings we expect or that are necessary to enable us to effectively compete, delays in implementation of anticipated workforce reductions, decline in employee morale and the potential inability to meet operational targets due to our inability to retain or recruit key employees.

We may not realize any or all of our estimated cost savings, which would have a negative effect on our results of operations.

On November 25, 2024, we announced cost reduction actions that include substantial reductions in selling, general and administrative costs across all the company's businesses and engineering expenses. Any cost savings that we realize from such efforts may differ materially from our estimates, which involve risks, uncertainties, assumptions and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such estimates. In addition, any cost savings that we realize may be offset, in whole or in part, by reductions in net sales, or through increases in other expenses. Our cost reduction actions are subject to numerous risks and uncertainties that may change at any time. We cannot assure you that cost reductions will be completed as anticipated or that the benefits we expect will be achieved on a timely basis or at all.

We depend on our subsidiaries for cash to satisfy the obligations of the company.

Our subsidiaries conduct all of our operations and own substantially all of our assets. Our cash flow and our ability to meet our obligations depend on the cash flow of our subsidiaries. In addition, the payment of funds in the form of dividends, intercompany payments, tax sharing payments and otherwise may be subject to restrictions under the laws of the countries of incorporation of our subsidiaries or the by-laws of the subsidiary.

Labor stoppages or work slowdowns at Dana, key suppliers or our customers could result in a disruption in our operations and have a material adverse effect on our businesses.

We and our customers rely on our respective suppliers to provide parts needed to maintain production levels. We all rely on workforces represented by labor unions. Workforce disputes that result in work stoppages or slowdowns could disrupt operations of all of these businesses, which in turn could have a material adverse effect on the supply of, or demand for, the products we supply our customers.

We could be adversely affected if we are unable to recover portions of commodity (including costs of steel and other raw materials), labor, transportation and energy costs from our customers.

Commodity, labor, transportation and energy costs have been volatile over the past several years creating pressure on our profit margins. We continue to work with our customers to recover a portion of our material cost increases. While we have been successful in the past recovering a significant portion of such cost increases, there is no assurance that increases in commodity costs, which can be impacted by a variety of factors, including changes in trade laws and tariffs, will not adversely impact our profitability in the future. We may also experience labor shortages in certain geographies and increased competition for qualified candidates. These shortages could adversely affect our ability to meet customer demand and increase labor costs, which would reduce our profitability. Standard freight may increase due to shipping container and truck driver shortages and port congestion attributable to global supply chain disruptions resulting from regional and global pandemics and conflicts. We may also incur significant premium freight, resulting from frequent changes in customer order patterns. If we are unable to pass labor, transportation and energy cost increases on to our customer base or otherwise mitigate the costs, our profit margin could be adversely affected.

We could be adversely affected if we experience shortages of components from our suppliers or if disruptions in the supply chain lead to parts shortages for our customers.

A substantial portion of our annual cost of sales is driven by the purchase of goods and services. To manage and minimize these costs, we have been consolidating our supplier base. As a result, we are dependent on single sources of supply for some components of our products. We select our suppliers based on total value (including price, delivery and quality), taking into consideration their production capacities and financial condition, and we expect that they will be able to support our needs. However, there is no assurance that adverse financial conditions, including bankruptcies of our suppliers, reduced levels of production, natural disasters or other problems experienced by our suppliers will not result in shortages or delays in their supply of components to us or even in the financial collapse of one or more such suppliers. If we were to experience a significant or prolonged shortage of critical components from any of our suppliers, particularly those who are sole sources, and were unable to procure the components from other sources, we would be unable to meet our production schedules for some of our key products and to ship such products to our customers in a timely fashion, which would adversely affect our sales, profitability and customer relations.

Adverse economic conditions, natural disasters and other factors can similarly lead to financial distress or production problems for other suppliers to our customers which can create disruptions to our production levels. Any such supply-chain induced disruptions to our production are likely to create operating inefficiencies that will adversely affect our sales, profitability and customer relations.

Our profitability and results of operations may be adversely affected by program launch difficulties.

The launch of new business is a complex process, the success of which depends on a wide range of factors, including the production readiness of our manufacturing facilities and manufacturing processes and those of our suppliers, as well as factors related to tooling, equipment, employees, initial product quality and other factors. Our failure to successfully launch material new or takeover business could have an adverse effect on our profitability and results of operations.

We use important intellectual property in our business. If we are unable to protect our intellectual property or if a third party makes assertions against us or our customers relating to intellectual property rights, our business could be adversely affected.

We own important intellectual property, including patents, trademarks, copyrights and trade secrets, and are involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets that we serve. Our competitors may develop technologies that are similar or superior to our proprietary technologies or design around the patents we own or license. Further, as we expand our operations in jurisdictions where the protection of intellectual property rights is less robust, the risk of others duplicating our proprietary technologies increases, despite efforts we undertake to protect them. Developments or assertions by or against us relating to intellectual property rights, and any inability to protect these rights, could have a material adverse impact on our business and our competitive position.

We could encounter unexpected difficulties integrating acquisitions and operating joint ventures.

We acquired businesses in the past, and we may complete additional acquisitions and investments in the future that complement or expand our businesses. The success of this strategy will depend on our ability to successfully complete these transactions or arrangements, to integrate the businesses acquired in these transactions and to develop satisfactory working arrangements with our strategic partners in the joint ventures. We could encounter unexpected difficulties in completing these transactions and integrating the acquisitions with our existing operations. We also may not realize the degree or timing of benefits anticipated when we entered into a transaction.

Several of our joint ventures operate pursuant to established agreements and, as such, we do not unilaterally control the joint venture. There is a risk that the partners' objectives for the joint venture may not be aligned with ours, leading to potential differences over management of the joint venture that could adversely impact its financial performance and consequent contribution to our earnings. Additionally, inability on the part of our partners to satisfy their contractual obligations under the agreements could adversely impact our results of operations and financial position. Certain of our joint venture partners have the ability to put their ownership interests to Dana at fair value. If a joint venture partner were to put its ownership interest to Dana, it could cause Dana to outlay significant amounts of cash to purchase the joint venture partner's ownership interest in addition to increased future cash outlays required to fund 100% of the operations on a go-forward basis, reducing available funds for other strategic initiatives and capital investments. (See Note 8 to our consolidated financial statements in Item 8 for additional information on redeemable noncontrolling interests.)

We may fail to consummate or realize the value of dispositions and other strategic initiatives and such transactions and initiatives may be disruptive to our operations and adversely impact our results.

We announced on November 25, 2024 strategic initiatives that included initiating the sale process for our Off-Highway business, however, there can be no assurance that the sale process for our Off-Highway business will result in a transaction. Factors that could cause this event not to occur include, but are not limited to, a failure to obtain necessary regulatory approvals, a deterioration in the Dana's business or prospects, adverse developments in key markets, adverse developments in the U.S. or global capital markets, credit markets or economies generally or a failure to execute a sale of the Off-Highway business on acceptable terms. Moreover, any sale and separation process, including complex carve-out and transition activities, may be time consuming and disruptive to Dana's business operations, could divert the attention of management and the Board from Dana's business, could impair Dana's ability to attract, retain and motivate key employees, could impact
Dana's relationships with suppliers and/or customers, could negatively affect Dana's credit ratings and ability raise future capital and could expose Dana to potential litigation in connection with the sale process and the standalone business. If we are unable to effectively manage these risks, our results may be adversely affected.

We could be adversely impacted by the costs of environmental, health, safety and product liability compliance.

Our operations are subject to environmental laws and regulations in the U.S. and other countries that govern emissions to the air; discharges to water; the generation, handling, storage, transportation, treatment and disposal of waste materials; and the cleanup of contaminated properties. Historically, environmental costs related to our former and existing operations have not been material. However, there is no assurance that the costs of complying with current environmental laws and regulations, or those that may be adopted in the future, will not increase and adversely impact us.

There is also no assurance that the costs of complying with current laws and regulations, or those that may be adopted in the future, that relate to health, safety and product liability matters will not adversely impact us. There is also a risk of warranty and product liability claims, as well as product recalls, if our products fail to perform to specifications or cause property damage, injury or death. (See Notes 14 and 15 to our consolidated financial statements in Item 8 for additional information on product liabilities and warranties.)

A failure of our information technology infrastructure could adversely impact our business and operations.

We recognize the increasing volume of cyber attacks and employ commercially practical efforts to provide reasonable assurance that the risks of such attacks are appropriately mitigated. Each year, we evaluate the threat profile of our industry to stay abreast of trends and to provide reasonable assurance our existing countermeasures will address any new threats identified. Despite our implementation of security measures, our IT systems and those of our service providers are vulnerable to circumstances beyond our reasonable control including acts of terror, acts of government, natural disasters, civil unrest and denial of service attacks which may lead to the theft of our intellectual property, trade secrets or business disruption. To the extent that any disruption or security breach results in a loss or damage to our data or an inappropriate disclosure of confidential information, it could cause significant damage to our reputation, affect our relationships with our customers, suppliers and employees, lead to claims against the company and ultimately harm our business. Additionally, we may be required to incur significant costs to protect against damage caused by these disruptions or security breaches in the future.

We participate in certain multi-employer pension plans which are not fully funded.

We contribute to certain multi-employer defined benefit pension plans for certain of our union-represented employees in the U.S. in accordance with our collective bargaining agreements. Contributions are based on hours worked except in cases of layoff or leave where we generally contribute based on 40 hours per week for a maximum of one year. The plans are not fully funded as of December 31, 2024. We could be held liable to the plans for our obligation, as well as those of other employers, due to our participation in the plans. Contribution rates could increase if the plans are required to adopt a funding improvement plan, if the performance of plan assets does not meet expectations or as a result of future collectively bargained wage and benefit agreements. (See Note 11 to our consolidated financial statements in Item 8 for additional information on multi-employer pension plans.)

Changes in interest rates and asset returns could increase our pension funding obligations and reduce our profitability.

We have unfunded obligations under certain of our defined benefit pension and other postretirement benefit plans. The valuation of our future payment obligations under the plans and the related plan assets are subject to significant adverse changes if the credit and capital markets cause interest rates and projected rates of return to decline. Such declines could also require us to make significant additional contributions to our pension plans in the future. A material increase in the unfunded obligations of these plans could also result in a significant increase in our pension expense in the future.

We may incur additional tax expense or become subject to additional tax exposure.

Our provision for income taxes and the cash outlays required to satisfy our income tax obligations in the future could be adversely affected by numerous factors. These factors include changes in the level of earnings in the tax jurisdictions in which we operate, changes in the valuation of deferred tax assets and liabilities, changes in our plans to repatriate the earnings of our non-U.S. operations to the U.S. and changes in tax laws and regulations.

Our income tax returns are subject to examination by federal, state and local tax authorities in the U.S. and tax authorities outside the U.S. The results of these examinations and the ongoing assessments of our tax exposures could also have an adverse effect on our provision for income taxes and the cash outlays required to satisfy our income tax obligations.

An inability to provide products with the technology required to satisfy customer requirements would adversely impact our ability to successfully compete in our markets.

The vehicular markets in which we operate are undergoing significant technological change, with increasing focus on electrified and autonomous vehicles. These and other technological advances could render certain of our products obsolete. Maintaining our competitive position is dependent on our ability to develop commercially-viable products and services that support the future technologies embraced by our customers.

We could be adversely impacted by increased competition in the markets we serve.

The mobility industry is beginning to shift away from petroleum fuel vehicles ("ICE" vehicles) and migrate to alternate fuel vehicles (as a group "EV-based vehicles"). As the market transitions from ICE vehicles to EV-based vehicles, the Company anticipates its content per vehicle opportunity will increase up to three-fold on a dollar basis. The Company's primary driveline content on ICE vehicles includes axles and driveshafts. As the market transitions to EV-based vehicles we anticipate losing driveshaft content but adding additional driveline content in the form of gearboxes, e-motors, e-axles, power electronics, and software controls. We anticipate a similar three-fold opportunity in thermal and sealing products, as current ICE-vehicle content is replaced with EV-based vehicle content including metallic bipolar plates, battery cold plates and power electronic cooling modules. With the increased content opportunity presented by EV-based vehicles, we are beginning to see increased competition when it comes to bidding on new customer programs. The number of competitors bidding on EV-based vehicle programs is higher than what we historically experienced on ICE vehicle programs. In addition, our OEM customers continue to assess which EV-based components they will vertically integrate and for which programs. A significant increase in competition for EV-based vehicle programs from existing and new market entrants could negatively impact our sales and profitability. A significant increase in vertical integration of EV-based vehicle components by our OEM customers could negatively impact our sales and profitability.

We could be adversely impacted by an extended transition period away from petroleum fuel vehicles to alternate fuel vehicles.

As the market transitions from ICE vehicles to EV-based vehicles, we will continue to experience elevated levels of research and development costs, capital investment and inventory levels. During the transition period, we will need to maintain production capacity to meet both ICE and EV-related customer demand, requiring incremental capital investment and reducing our ability to operate at scale. In addition, we will need to maintain incremental levels of inventory to satisfy ICE and EV-related customer demand, as raw materials and components used in the production of ICE and EV-related products are largely unique. An extended transition period could negatively impact our profitability, cash flows and financial position.

Failure to appropriately anticipate and react to the cyclical and volatile nature of production rates and customer demands in our business can adversely impact our results of operations.

Our financial performance is directly related to production levels of our customers. In several of our markets, customer production levels are prone to significant cyclicality, influenced by general economic conditions, changing consumer preferences, regulatory changes, and other factors. Oftentimes the rapidity of the downcycles and upcycles can be severe. Successfully executing operationally during periods of extreme downward and upward demand pressures can be challenging. Our inability to recognize and react appropriately to the production cycles inherent in our markets can adversely impact our operating results.

Our continued success is dependent on being able to retain and attract requisite talent.

Sustaining and growing our business requires that we continue to retain, develop and attract people with the requisite skills. With the vehicles of the future expected to undergo significant technological change, having qualified people savvy in the right technologies will be a key factor in our ability to develop the products necessary to successfully compete in the future. As a global organization, we are also dependent on our ability to attract and maintain a diverse work force that is fully engaged supporting our company's objectives and initiatives.

Failure to maintain effective internal controls could adversely impact our business, financial condition and results of operations.

Regulatory provisions governing the financial reporting of U.S. public companies require that we maintain effective disclosure controls and internal controls over financial reporting across our operations in 30 countries. Effective internal controls are designed to provide reasonable assurance of compliance, and, as such, they can be susceptible to human error, circumvention or override, and fraud. Failure to maintain adequate, effective internal controls could result in potential financial misstatements or other forms of noncompliance that have an adverse impact on our results of operations, financial condition or organizational reputation.

Our working capital requirements may negatively affect our liquidity.

Our working capital requirements can vary significantly, depending in part on the level, variability and timing of our customers' orders and production schedules and availability of raw materials and components from our suppliers. As production volumes increase, our working capital requirements to support the higher volumes generally increase. If our working capital needs exceed our cash flows from operations, we look to our cash and cash equivalents balances and unused capacity of our Revolving Facility to satisfy those needs, as well as other potential sources of additional capital, which may not be available on satisfactory terms or in adequate amounts.

Developments in the financial markets or downgrades to Dana's credit rating could restrict our access to capital and increase financing costs.

At December 31, 2024, Dana had consolidated debt obligations of $2,630, with cash and cash equivalents of $494 and unused revolving credit capacity of $1,140. Our ability to grow the business and satisfy debt service obligations is dependent, in part, on our ability to gain access to capital at competitive costs. External factors beyond our control can adversely affect capital markets – either tightening availability of capital or increasing the cost of available capital. Failure on our part to maintain adequate financial performance and appropriate credit metrics can also affect our ability to access capital at competitive prices.

Increased scrutiny from the public, investors, and others regarding our environmental, social, and governance ("ESG") practices could impact our reputation.

We have a board committee and an executive officer position with responsibility for sustainability, additional dedicated employee resources, a cross-functional/business sustainability leadership team to further develop and implement an enterprise-wide sustainability strategy, and we have published a sustainability report. Our sustainability report includes our policies and practices on a variety of ESG matters, including the value creation opportunities provided by our products; diversity, equity, and inclusion; employee health and safety; community giving; and human capital management. These efforts may result in increased investor, media, employee, and other stakeholder attention to such initiatives, and such stakeholders may not be satisfied with our ESG practices or initiatives. Additionally, organizations that inform investors on ESG matters have developed rating systems for evaluating companies on their approach to ESG. Unfavorable ratings may lead to negative investor sentiment, which could negatively impact our stock price and our ability to access capital at competitive prices. Any failure, or perceived failure, to respond to ESG concerns could harm our business and reputation.

Risk Factors Related to our Securities

Provisions in our Restated Certificate of Incorporation and Bylaws may discourage a takeover attempt.

Certain provisions of our Restated Certificate of Incorporation and Bylaws, as well as the General Corporation Law of the State of Delaware, may have the effect of delaying, deferring or preventing a change in control of Dana. Such provisions, including those governing the nomination of directors, limiting who may call special stockholders' meetings and eliminating stockholder action by written consent, may make it more difficult for other persons, without the approval of our board of directors, to make a tender offer or otherwise acquire substantial amounts of common stock or to launch other takeover attempts that a stockholder might consider to be in such stockholder's best interest.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Dana maintains a risk management program overseen by our Executive Leadership Team. Our Senior Vice President and Chief Financial Officer and Senior Vice President, General Counsel and Secretary / Chief Compliance and Sustainability Officer (General Counsel) have responsibility for our risk management program. In addition, our Business Unit Presidents and functional leads oversee strategic and operational risks, including cybersecurity risks. Cybersecurity is a top priority, and our cybersecurity program is driven by our commitment to maintaining a strong security architecture, active governance, and robust controls. Our cybersecurity program is led by our Director of Cybersecurity and GRC (DOC) and overseen by Dana's Enterprise Cybersecurity Steering Committee (ECSC). The ECSC is sponsored by senior leaders from disciplines such as Information Technology, Legal, Human Resources, Engineering, Product Development, and Operations, and includes the Senior Vice President and Chief Information Officer (CIO); General Counsel; Senior Vice President and Chief Human Resources Officer; Senior Vice President and Chief Technology Officer; and Senior Vice President Global Operations. The ECSC is responsible for developing and overseeing strategies related to Dana's cybersecurity program. As set forth in its charter, our Technology & Sustainability Committee, comprised of independent directors, has oversight responsibilities for cybersecurity risk and includes members with significant cybersecurity experience. The DOC and CIO regularly provide updates on Dana's cybersecurity program to the Board and the Technology & Sustainability Committee.

Dana's global cybersecurity team is charged with executing enterprise, product, and manufacturing cybersecurity programs and policies with a focus on security architecture, penetration testing, cyber risk management, incident response, vulnerability management, intelligence, awareness and training, and governance. Dana's cybersecurity programs utilize the National Institute of Standards and Technology (NIST) Cybersecurity Framework and leverage the International Organization for Standardization (ISO) 27001 standard for information security. Dana periodically contracts with external auditing firms to assess the maturity of Dana's cybersecurity program against the NIST Cybersecurity Framework. The results of these audits are shared with the Technology & Sustainability Committee. Dana leverages independent security ratings services assessments to aid in measuring our progress along the cybersecurity continuum as well as for measurement against peer companies. Dana's supplier risk management process incorporates cybersecurity review and assessment procedures over third-party vendors and service providers.

Dana has an established cybersecurity awareness training program. Formal training on topics relating to cybersecurity is mandatory at least annually for all employees with access to the Company's network. Training is administered and tracked through online learning modules. Training topics include how to escalate suspicious activities including phishing, viruses, spams, insider threats, suspect human behaviors or safety issues. Training is supplemented by phishing awareness campaigns.

In the event a high-risk cybersecurity incident is identified, our Incident Response Team will coordinate the response in accordance with our Information Security Incident Response Plan and make necessary communications to the ECSC and executive leadership. The DOC and CIO will make any required communications to the Chief Executive Officer (CEO), with the CEO making any required communications to the Board and Technology & Sustainability Committee. Our CEO, Chief Financial Officer, General Counsel and CIO are responsible for assessing such incidents for materiality, ensuring that any required notification or communication occurs and determining, among other things, whether any prohibition on the trading of our common stock by insiders should be imposed prior to the disclosure of information about a material cybersecurity event.

In the last three years we have not experienced any cybersecurity incident that has been material to the results of our operations or that has caused us to incur any material expenses.

Item 2. Properties

	Light Vehicle	Commercial Vehicle	Off-Highway	Power Technologies	Total
Manufacturing and assembly plants	29	19	19	16	83

As of December 31, 2024, we had eighty-three major manufacturing and assembly plants. In addition, we had nine aftermarket sales and services facilities supporting our mobility customers and twenty-one service and assembly facilities supporting our stationary equipment customers.

Our world headquarters is located in Maumee, Ohio. This facility and other facilities in the greater Detroit, Michigan and Maumee, Ohio areas house functions that have global or North American regional responsibility for finance and accounting, tax, treasury, risk management, legal, human resources, procurement and supply chain management, communications and information technology. We operate numerous other management, marketing and administrative facilities globally.

Item 3. Legal Proceedings

We are a party to various pending judicial and administrative proceedings that arose in the ordinary course of business. After reviewing the currently pending lawsuits and proceedings (including the probable outcomes, reasonably anticipated costs and expenses and our established reserves for uninsured liabilities), we do not believe that any liabilities that may result from these proceedings are reasonably likely to have a material adverse effect on our liquidity, financial condition or results of operations. Legal proceedings are also discussed in Note 14 to our consolidated financial statements in Item 8.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market information — Our common stock trades on the New York Stock Exchange (NYSE) under the symbol "DAN."

Holders of common stock — Based on reports by our transfer agent, there were approximately 2,292 registered holders of our common stock on February 3, 2025.

Reference is made to the Equity Compensation Plan Information section of Item 12 for certain information regarding our equity compensation plans.

Stockholder return — The following graph shows the cumulative total shareholder return for our common stock since December 31, 2019. The graph compares our performance to that of the Standard & Poor's 500 Stock Index (S&P 500) and the Dow Jones US Auto Parts Index. The comparison assumes $100 was invested at the closing price on December 31, 2019. Each of the returns shown assumes that all dividends paid were reinvested.

Performance chart



Index

	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Dana Incorporated	$ 100.00	$ 108.30	$ 128.71	$ 87.44	$ 86.81	$ 70.51
S&P 500	100.00	118.40	152.39	124.79	157.59	197.02
Dow Jones US Auto Parts Index	100.00	117.51	142.18	104.59	104.54	80.91

Issuer's purchases of equity securities — No shares of our common stock were repurchased under the program during 2024.

Trading arrangements — During the three months ended December 31, 2024, none of the Company's directors or executive officers adopted, modified or terminated any contract, instruction or written plan for the purchase or sale of Company securities that was intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) or any non-Rule 10b5-1 trading agreement.

Annual meeting — We will hold an annual meeting of shareholders on April 24, 2025.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations (Dollars in millions)

Discussion and analysis of our results of operations pertaining to 2023 compared to 2022 not included in this Form 10-K can be found in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" of our Annual Report on Form 10-K for the year ended December 31, 2023. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and accompanying notes in Item 8.

Management Overview

We are a global provider of high-technology products to virtually every major vehicle manufacturer in the world. We also serve the stationary industrial market. Our technologies include drive systems (axles, driveshafts, transmissions, and wheel and track drives); motion systems (winches, slew drives, and hub drives); electrodynamic technologies (motors, inverters, software and control systems, battery-management systems, and fuel cell plates); sealing solutions (gaskets, seals, cam covers, and oil pan modules); thermal-management technologies (transmission and engine oil cooling, battery and electronics cooling, charge air cooling, and thermal-acoustical protective shielding); and digital solutions (active and passive system controls and descriptive and predictive analytics). We serve our global light vehicle, medium/heavy vehicle and off-highway markets through four business units – Light Vehicle Drive Systems (Light Vehicle), Commercial Vehicle Drive and Motion Systems (Commercial Vehicle), Off-Highway Drive and Motion Systems (Off-Highway) and Power Technologies, which is the center of excellence for sealing and thermal-management technologies that span all customers in our on-highway and off-highway markets. We have a diverse customer base and geographic footprint which minimizes our exposure to individual market and segment declines. In 2024, 48% of our sales came from North American operations and 52% from operations throughout the rest of the world. Our sales by operating segment were Light Vehicle – 41%, Commercial Vehicle – 19%, Off-Highway – 27% and Power Technologies – 13%.

Operational and Strategic Initiatives

Our strategy builds on our strong technology foundation and leverages our resources across the organization while driving a customer-centric focus, expanding our global markets, and delivering innovative solutions for the mobility markets we serve.

Central to our strategy is leveraging our core operations. This foundational element enables us to infuse strong operational disciplines throughout the strategy, making it practical, actionable, and effective. We are achieving improved profitability by actively improving our cost structure and gaining efficiencies across all of our operations and functions.

Our customers remain at the center of our value system. These relationships are strengthened as we are physically located where we need to be in order to provide unparalleled service. We prioritize our customers' needs as we engineer solutions that differentiate their products while making it easier to do business by streamlining our commercial organization. Our customer-centric focus has uniquely positioned us to win more than our fair share of new business and capitalize on future customer outsourcing initiatives.

Dana has embarked on a strategic plan to focus on core on-highway markets and accelerate value creation by improving its cost structure, increasing its efficiency, and creating a more focused and nimble Dana through the planned divestiture of our Off-Highway business.

Capital Structure Initiatives

In addition to investing in our business, we plan to prioritize a balanced allocation of capital while maintaining a strong balance sheet.

Shareholder return initiatives — When evaluating capital structure initiatives, we balance our growth opportunities with maintaining a strong balance sheet and returning capital to shareholders via dividends and share repurchases. Except for three quarters in 2020, when we temporarily suspended dividends to common shareholders in response to the global COVID pandemic, we have paid quarterly dividends to our common shareholders since the first quarter of 2012. We also utilize share repurchases to provide returns to our shareholders. We repurchased $25 common shares in 2022.

Financing initiatives — Our current portfolio of unsecured senior notes is structured such that no more than $440 of senior notes comes due in any calendar year, with no maturities until the second quarter of 2025. In addition, during 2023 we extended the maturity of our $1,150 revolving credit facility to March 2028. See Note 12 to our consolidated financial statements in Item 8 for additional information.

Other Initiatives

Aftermarket opportunities — We have a global group dedicated to identifying and developing aftermarket growth opportunities that leverage the capabilities within our existing businesses – targeting increased future aftermarket sales. Powered by recognized brands such as Dana®, Spicer®, Spicer Electrified™, Victor Reinz®, Glaser®, GWB®, Thompson®, Tru-Cool®, SVL®, and Transejes™, Dana delivers a broad range of aftermarket solutions – including genuine, all makes, and value lines – servicing passenger, commercial and off-highway vehicles across the globe.

Selective acquisitions — Although transformational opportunities will be considered when strategically and economically attractive, our acquisition focus is principally directed at "bolt-on" or adjacent acquisition opportunities that have a strategic fit with our existing core businesses, particularly opportunities that support our enterprise strategy and enhance the value proposition of our product offerings. Any potential acquisition will be evaluated in the same manner we currently consider customer program opportunities and other uses of capital – with a disciplined financial approach designed to ensure profitable growth and increased shareholder value.

Segments

Through December 2024, we managed our operations globally through four operating segments. Our Light Vehicle and Power Technologies segments primarily support light vehicle original equipment manufacturers (OEMs) with products for light trucks, SUVs, CUVs, vans and passenger cars. Our Commercial Vehicle segment supports the OEMs of on-highway commercial vehicles (primarily trucks and buses), while our Off-Highway segment supports OEMs of off-highway vehicles (primarily wheeled vehicles used in construction, mining and agricultural applications).

In the first quarter of 2025, our Power Technologies segment will be integrated into our Light Vehicle and Commercial Vehicle segments, streamlining the business, enhancing our go-to-market approach and serving our customers more efficiently. The OEM-facing business will be integrated into our Light Vehicle segment while the aftermarket business will be integrated into our Commercial Vehicle segment.

Trends in Our Markets

We serve our customers in three core global end markets: light vehicle, primarily full frame trucks and SUVs; commercial vehicle, including medium- and heavy-duty trucks and busses; and off-highway, including construction, mining, and agriculture equipment. Each of our end-markets has unique cyclical dynamics and market drivers. These cycles are impacted by periods of investment where end-user vehicle fleets are refreshed or expanded in reaction to demand usage patterns, regulatory changes, or when the age of vehicles in service reach their useful life. Key market drivers include regional economic growth rates; cost and availability of end customer financing; industrial output; commodity production and pricing; and residential and nonresidential construction rates. Our multi-market coverage and broad customer base help provide stability across the cycles while mitigating secular variability.

Light vehicle markets — Our driveline business is weighted more heavily to the truck and SUV segments of the light-vehicle market versus the passenger-car segment. Our vehicle content is greater on rear-wheel drive, four-wheel drive, and all-wheel drive vehicles, as well as hybrid and electric vehicles. During 2024, light-truck markets showed marginal improvement across all regions except Europe, which was down slightly from 2023. The outlook for 2025 reflects global light-truck production being relatively stable across all regions in comparison with the prior year.

Commercial vehicle markets — Our primary business is driveline systems for medium and heavy-duty trucks and busses, including the emerging market for hybrid and electric vehicles. Key regional markets are North America, South America (primarily Brazil) and Asia Pacific. During 2024, production of Class-8 trucks in North America decreased 3% from 2023 reflecting lower demand driven by lower freight volumes and rates. Medium-duty truck production in North America experienced a modest 4% year-over-year increase from 2023. The outlook for 2025 is for a moderate decrease in production from the prior year. Outside of North America, production of medium- and heavy-duty trucks in South America increased 41% over 2023, reflecting improved economic conditions in the region. The 2025 outlook for South America reflects a modest decrease in production from the prior year. Production of medium- and heavy-duty trucks in Asia Pacific, driven by China and India, decreased 5% in 2024. The 2025 outlook for Asia Pacific is for a modest increase in production from the prior year.

Off-highway markets — Our off-highway business has a large presence outside of North America, with 65% of its 2024 sales coming from products manufactured in Europe; however, a large portion of these products are utilized in vehicle production outside the region. The construction equipment segment of the off-highway market is closely related to global economic growth and infrastructure investment. The global construction equipment market softened in 2024 with production declining 5% from 2023. The outlook for 2025 is for continued market weakness, with moderate production declines in North America and Europe and relative stability in Asia Pacific compared to the prior year. End-user investment in the mining equipment segment is driven by prices for commodity products produced by underground mining. The global mining equipment market has been mostly stable over the past several years as industry participants have maintained vehicle inventory levels to match commodity output. The outlook for 2025 is for a modest decline in global production from the prior year. The agriculture equipment market is the third of our key off-highway segments. Like the underground mining segment, investment in agriculture equipment is primarily driven by prices for farm commodities. Farm commodity price decreases in 2024 spurred a 8% decrease in agriculture equipment production. The outlook for 2025 is for a moderate decrease in global end-market demand relative to the prior year.

Foreign currency — With 55% of our 2024 sales coming from outside the U.S., international currency movements can have a significant effect on our sales and results of operations. The euro zone countries and India accounted for 47% and 10% of our 2024 non-U.S. sales, respectively, while Brazil and China accounted for 9% and 8%, respectively. Although sales in South Africa are less than 5% of our non-U.S. sales, the rand has been volatile and significantly impacted sales from time to time. International currencies weakened against the U.S. dollar in 2024, decreasing 2024 sales by $49. A weaker Brazilian real, Chinese renminbi and Indian rupee, were partially offset by a stronger euro.

Argentina has experienced significant inflationary pressures the past several years, contributing to significant devaluation of its currency among other economic challenges. Our Argentine operation supports our Light Vehicle operating segment. Our sales in Argentina for 2024 of approximately $227 are 2% of our consolidated sales and our net asset exposure related to Argentina was approximately $52, including $21 of net fixed assets, at December 31, 2024. During the second quarter of 2018, we determined that Argentina's economy met the GAAP definition of a highly inflationary economy. In assessing Argentina's economy as highly inflationary we considered its three-year cumulative inflation rate along with other factors. As a result, effective July 1, 2018, the U.S. dollar is the functional currency for our Argentine operations, rather than the Argentine peso. Beginning July 1, 2018, peso-denominated monetary assets and liabilities are remeasured into U.S. dollars using current Argentine peso exchange rates with resulting translation gains or losses included in results of operations. Nonmonetary assets and liabilities are remeasured into U.S. dollar using historic Argentine peso exchange rates. Reference is made to Note 1 of our consolidated financial statements in Item 8 for additional information.

Commodity costs — The cost of our products may be significantly impacted by changes in raw material commodity prices, the most important to us being those of various grades of steel, aluminum, copper, brass and rare earth materials. The effects of changes in commodity prices are reflected directly in our purchases of commodities and indirectly through our purchases of products such as castings, forgings, bearings, batteries and component parts that include commodities. Most of our major customer agreements provide for the sharing of significant commodity price changes with those customers based on the movement in various published commodity indexes. Where such formal agreements are not present, we have historically been successful implementing price adjustments that largely compensate for the inflationary impact of material costs. Material cost changes will customarily have some impact on our financial results as customer pricing adjustments typically lag commodity price changes. Lower commodity prices increased year-over-year earnings by $13 in 2024. Material recovery pricing actions decreased year-over-year earnings by $53 in 2024.

Sales, Earnings and Cash Flow Outlook

	2025 Outlook	2024	2023	2022
Sales	$9,525 - $10,025	$ 10,284	$ 10,555	$ 10,156
Adjusted EBITDA	$925 - $1,025	$ 885	$ 845	$ 700
Net cash provided by operating activities	$500 - $600	$ 450	$ 476	$ 649
Purchases of property, plant and equipment	~3% of sales	$ 380	$ 501	$ 440
Free Cash Flow	$175 - $275	$ 70	$ (25)	$ 209

Adjusted EBITDA and free cash flow are non-GAAP financial measures. See the Non-GAAP Financial Measures discussion below for definitions of our non-GAAP financial measures and reconciliations to the most directly comparable U.S. generally accepted accounting principles (GAAP) measures. We have not provided a reconciliation of our adjusted EBITDA outlook to the most comparable GAAP measure of net income. Providing net income guidance is potentially misleading and not practical given the difficulty of projecting event driven transactional and other non-core operating items that are included in net income, including restructuring actions, asset impairments and certain income tax adjustments. The accompanying reconciliations of these non-GAAP measures with the most comparable GAAP measures for the historical periods presented are indicative of the reconciliations that will be prepared upon completion of the periods covered by the non-GAAP guidance.

On November 25, 2024, we announced that we are pursuing a sale of our Off-Highway business. While the sale process continues to advance, there can be no assurance that it will result in a transaction. Our 2025 outlook includes a full twelve months of operations for our Off-Highway business.

Our 2025 sales outlook is $9,525 to $10,025, reflecting declining global market demand and currency headwinds, partially offset by $150 of net new business backlog. Based on our current sales and exchange rate outlook for 2025, we expect international currencies to be a modest headwind to sales primarily due to a weaker euro. At sales levels in our current outlook for 2025, a 5% movement on the euro would impact our annual sales by approximately $120. A 5% change on the Chinese renminbi, Indian rupee or Brazilian real rates would impact our annual sales in each of those countries by approximately $25. At our current sales outlook for 2025, we expect full year 2025 adjusted EBITDA to approximate $925 to $1,025. Adjusted EBITDA margin is expected to be 10.0% at the midpoint of our guidance range, a 140 basis-point improvement over 2024, reflecting the impact of significant cost savings actions and improved operational performance, partially offset by the impact of lower end-market demand and net material cost recoveries. With commodity costs continuing to abate during 2025, Adjusted EBITDA margin will be negatively impacted by net material cost recoveries on both a dollar and percentage basis. We expect to generate free cash flow of $225 at the midpoint of our guidance range reflecting the benefit of higher year-over-year adjusted EBITDA, lower capital spending and improved working capital efficiency.

Among our operational and strategic initiatives is continued focus on and investment in product technology – delivering products and technology that are key to bringing solutions to issues of paramount importance to our customers. Our success on this front is measured, in part, by our sales backlog – net new business awarded that will be launching over the next three years, adding to our base annual sales. This backlog excludes replacement business and represents incremental sales associated with new programs for which we have received formal customer awards. At December 31, 2024, our sales backlog of net new business for the 2025 through 2027 period was $650. We expect to realize $150 of our sales backlog in 2025, with incremental sales backlog of $300 and $200 being realized in 2026 and 2027, respectively. Our sales backlog is primarily attributable to our on-highway end markets.


Consolidated Results of Operations


Summary Consolidated Results of Operations (2024 versus 2023)

	2024		2023		Increase/
	Dollars	% of Net Sales	Dollars	% of Net Sales	(Decrease)
Net sales	$ 10,284		$ 10,555		$ (271)
Cost of sales	9,408	91.5%	9,655	91.5%	(247)
Gross margin	876	8.5%	900	8.5%	(24)
Selling, general and administrative expenses	524	5.1%	549	5.2%	(25)
Amortization of intangibles	13		13		—
Restructuring charges, net	76		25		51
Loss on disposal group previously held for sale	(26)				(26)
Other income (expense), net	(11)		3		(14)
Earnings before interest and income taxes	226		316		(90)
Loss on extinguishment of debt	—		(1)		1
Interest income	15		17		(2)
Interest expense	161		154		7
Earnings before income taxes	80		178		(98)
Income tax expense	139		121		18
Equity in earnings (loss) of affiliates	10		(9)		19
Net income (loss)	(49)		48		(97)
Less: Noncontrolling interests net income	21		22		(1)
Less: Redeemable noncontrolling interests net loss	(13)		(12)		(1)
Net income (loss) attributable to the parent company	$ (57)		$ 38		$ (95)

Sales — The following table shows changes in our sales by geographic region.

					Amount of Change Due To		
	2024	2023	Increase/ (Decrease)		Currency Effects	Divestiture	Organic Change
North America	$ 4,970	$ 4,752	$ 218	$	(4)	$ (5)	$ 227
Europe	3,146	3,550	(404)		11		(415)
South America	779	731	48		(40)		88
Asia Pacific	1,389	1,522	(133)		(16)		(117)
Total	$ 10,284	$ 10,555	$ (271)	$	(49)	$ (5)	$ (217)

Sales in 2024 were $271 lower than in 2023. Weaker international currencies decreased sales by $49, principally due to a weaker Brazilian real, Chinese renminbi and Indian rupee, partially offset by a stronger euro. The organic sales decrease of $217, or 2%, resulted from declining global construction/mining and agricultural equipment markets, which were partially offset by having a full year of production on a full-frame light-truck customer program that launched and was ramping up production in the first quarter of last year and the conversion of sales backlog. Pricing actions and recoveries, including material commodity price and inflationary cost adjustments, increased sales by $94.

The North America organic sales increase of 5% was driven principally by having a full year of production on a full-frame light-truck customer program that launched and was ramping up production in the first quarter of last year, the conversion of sales backlog and net customer pricing and cost recovery actions. Excluding currency effects, sales in Europe were down 12% compared with 2023. With our significant Off-Highway presence in the region, weaker construction/mining and agricultural equipment markets were a major factor. Organic sales in this operating segment were down 13% compared with 2023. Excluding currency effects, sales in South America were up 12% compared with 2023, reflecting improved medium- and heavy-duty truck production volumes. Excluding currency effects, sales in Asia Pacific decreased 8% compared to 2023, reflecting lower electric vehicle related product sales.

Cost of sales and gross margin — Cost of sales for 2024 decreased $247, or 3%, when compared to 2023. Cost of sales as a percent of sales was flat with the previous year. Incremental margins resulting from higher material cost savings of $132, operational efficiencies of $72, lower premium freight costs of $32, lower incentive compensation expense of $16, lower commodity costs of $13, lower program launch costs of $9 and lower spending on electrification initiatives of $5 were offset by unfavorable product mix, non-material inflation of $165 and higher warranty expense of $5. Commodity costs are primarily driven by certain grades of steel and aluminum. Non-material inflation includes higher labor, energy and transportation rates.

Gross margin of $876 for 2024 decreased $24 from 2023. Gross margin as a percent of sales was 8.5% in both 2024 and 2023. The gross margin as a percent of sales was driven principally by the cost of sales factors referenced above. Material cost recovery mechanisms with our customers lag material cost changes by our suppliers by approximately 90 days. With commodity costs abating during 2024, gross margin was negatively impacted by net material cost recoveries on both a dollar and percentage basis. The recovery of non-material inflation is not specifically provided for in our current contracts with customers resulting in prolonged negotiations and indeterminate recoveries.

Selling, general and administrative expenses (SG&A) — SG&A expenses in 2024 were $524 (5.1% of sales) as compared to $549 (5.2% of sales) in 2023. SG&A expenses were $25 lower in 2024 due to lower incentive compensation and lower professional services and consulting costs, partially offset by increased information technology expenses.

Amortization of intangibles — Amortization expense was $13 in both 2024 and 2023. See Note 2 of our consolidated financial statements in Item 8 for additional information.

Restructuring charges, net — Net restructuring charges were $76 in 2024 and $25 in 2023. See Note 3 of our consolidated financial statements in Item 8 for additional information.

Loss on disposal group previously held for sale — In February 2024, we entered into a definitive agreement to sell our European hydraulics business to HPIH S.à r.l. We classified the disposal group as held for sale, recognizing a $26 loss to date to adjust the carrying value of net assets to fair value less estimated costs to sell. The transaction was not completed by the date set forth in the definitive agreement. The assets of the European hydraulics business are no longer held for sale and have been reclassified as held and used at the lower of their adjusted carrying value or fair value at the date the held for sale criteria was no longer met.

Other income (expense), net — The following table shows the major components of other income (expense), net.

	2024	2023
Non-service cost components of pension and OPEB costs	$ (18)	$ (13)
Government assistance	11	16
Foreign exchange gain (loss)	(11)	(13)
Strategic transaction expenses	(9)	(5)
Loss on sale of property, plant and equipment	(6)	(1)
Other, net	22	19
Other income (expense), net	$ (11)	$ 3

We continue to account for Argentina as a highly inflationary economy and remeasure the financial statements of our Argentine subsidiaries as if their functional currency was the U.S. dollar. The foreign exchange loss in 2023 was primarily due to the Argentine government significantly devaluing the Argentine peso during the fourth quarter of 2023. Continued devaluation of the Argentine peso was the primary driver of the foreign exchange loss in 2024. Strategic transaction expenses relate primarily to costs incurred in connection with acquisition and divestiture related activities, including costs to complete the transaction and post-closing integration costs, and other strategic initiatives. Strategic transaction expenses in 2024 and 2023 were primarily attributable to investigating potential acquisitions and business ventures, divestitures and other strategic initiatives.

Loss on extinguishment of debt — On June 9, 2023 we redeemed $200 of our April 2025 Notes. The $1 loss on extinguishment of debt is comprised of the write-off of previously deferred financing costs associated with the April 2025 Notes. See Note 12 of our consolidated financial statements in Item 8 for additional information.

Interest income and interest expense — Interest income was $15 in 2024 and $17 in 2023. Interest expense increased from $154 in 2023 to $161 in 2024, due to higher average outstanding borrowings and higher average interest rates. Average effective interest rates, inclusive of amortization of debt issuance costs, approximated 5.9% in 2024 and 5.6% in 2023.

Income tax expense — Income tax expense was $139 in 2024 and $121 in 2023. During 2024, we recorded tax expense of $22 for valuation allowances related to foreign jurisdictions and tax expense of $11 due to revisions in our assertions on unremitted earnings in foreign jurisdictions. During 2023, we recorded tax expense of $19 for income tax reserves associated with prior tax years in foreign jurisdictions. In addition, we recorded net benefit of $55 on the intercompany sale of intangible assets to the U.S. See Note 16 to our consolidated financial statements in Item 8 for additional information.

Equity in earnings of affiliates — Net earnings (loss) from equity investments was earnings of $10 in 2024 and a loss of $9 in 2023. Net earnings (loss) from Dongfeng Dana Axle Co., Ltd. (DDAC) were earnings of $3 in 2024 and a loss of $16 in 2023. DDAC's 2023 results were negatively impacted by valuation allowances being recorded against certain deferred tax assets.

Segment Results of Operations (2024 versus 2023)

Light Vehicle

	Sales	Segment EBITDA	Segment EBITDA Margin
2023	$ 4,035	$ 212	5.3%
Volume and mix	105	16	
Performance	90	88	
Currency effects	(6)	(2)	
2024	$ 4,224	$ 314	7.4%

Light Vehicle sales in 2024, exclusive of currency effects, were 5% higher than 2023, reflecting a full year of production on a full-frame light-truck customer program that launched and was ramping up production in the first quarter of 2023, the conversion of sale backlog and the benefit of net customer pricing and cost recovery actions, partially offset by mixed global markets. Year-over-year North America full-frame light-truck production increased 1% while light-truck production in Europe decreased 2%. Year-over-year South America and Asia Pacific light-truck production increased 7% and 1%, respectively. Net customer pricing and cost recovery actions increased year-over-year sales by $90.

Light Vehicle segment EBITDA increased by $102 in 2024. Higher sales volumes provided a year-over-year earnings benefit of $16 (15% incremental margin). The year-over-year performance-related earnings increase was driven by net customer pricing and cost recovery actions of $90, operational efficiencies of $62, higher material cost savings of $50, lower premium freight costs of $16, lower program launch costs of $10, lower incentive compensation expense of $8 and commodity cost decreases of $2. Offsetting these performance-related earnings increases were inflationary cost increases of $134 and higher spending on electrification initiatives of $16.

Commercial Vehicle

	Sales	Segment EBITDA	Segment EBITDA Margin
2023	$ 2,092	$ 87	4.2%
Volume and mix	(61)	(53)	
Performance	8	36	
Currency effects	(34)	(3)	
2024	$ 2,005	$ 67	3.3%

Commercial Vehicle sales in 2024, exclusive of currency effects, were 3% lower than 2023 reflecting mixed global markets being partially offset by the conversion of sales backlog and net customer pricing and cost recovery actions. Year-over-year Class 8 production in North America was down 3% while Classes 5-7 were up 4%. Year-over-year medium/heavy-truck production in Europe and Asia Pacific were down 23% and 5%, respectively, while medium/heavy-truck production in South America was up 41%. Net customer pricing and cost recovery actions increased year-over-year sales by $8.

Commercial Vehicle segment EBITDA decreased $20 in 2024. Lower sales volumes and unfavorable product mix decreased earnings by $53 (87% decremental margin). The year-over-year performance-related earnings increase was driven by higher material cost savings of $27, lower spending on electrification initiatives of $24, lower premium freight costs of $9, net customer pricing and cost recovery actions of $8, lower incentive compensation expense of $8 and commodity cost decreases of $2. Partially offsetting these performance-related earnings increases were inflationary cost increases of $19, operational inefficiencies of $16, higher warranty expense of $6 and higher program launch costs of $1.

Off-Highway

		Sales		Segment EBITDA		Segment EBITDA Margin
2023	$	3,185	$	465		14.6%
Volume and mix		(387)		(110)		
Divestiture		(5)				
Performance		(22)		65		
Currency effects		(4)		(1)		
2024	$	2,767	$	419		15.1%

Off-Highway sales in 2024, exclusive of currency and divestiture effects, were 13% lower than 2023 reflecting softening global markets and the impact of net customer pricing and cost recovery actions. Year-over-year global construction/mining equipment and agricultural equipment markets are softening, especially in Europe. Year-over-year construction/mining equipment and agricultural equipment production in Europe were down 12% and 24%, respectively. Net customer pricing and cost recovery actions decreased year-over-year sales by $22.

Off-Highway segment EBITDA decreased $46 in 2024. Lower sales volumes decreased year-over-year earnings by $110 (28% decremental margin). The year-over-year performance-related earnings increase was driven by operational efficiencies of $41, higher material costs savings of $33, commodity cost decreases of $13, lower premium freight costs of $6, lower incentive compensation of $5 and lower warranty expense of $2. Partially offsetting these performance-related earning increases were net customer pricing and cost recovery actions of $22, inflationary cost increases of $11 and higher program launch costs of $2.

Power Technologies

		Sales		Segment EBITDA		Segment EBITDA Margin
2023	$	1,243	$	89		7.2%
Volume and mix		32		(12)		
Performance		18		15		
Currency effects		(5)				
2024	$	1,288	$	92		7.1%

Power Technologies primarily serves the light-vehicle market but also sells product to the medium/heavy-truck and off-highway markets. Power Technologies sales in 2024, exclusive of currency effects, were 4% higher than 2023, reflecting the conversion of sales backlog and the benefit of net customer pricing actions, partially offset by weaker global markets. Year-over-year light vehicle engine production in North America and Europe were down 1% and 5%, respectively. Net customer pricing and cost recovery actions increased year-over-year sales by $18.

Power Technologies segment EBITDA increased by $3 in 2024. The EBITDA benefit of higher sales volumes was offset by unfavorable product mix in 2024. The year-over-year performance-related earnings increase was driven by higher material cost savings of $22, net customer pricing and cost recovery actions of $18, lower incentive compensation expense of $5, lower program launch costs of $2, lower spending on electrification initiatives of $2 and lower premium freight costs of $1. These performance-related earnings increases were partially offset by operational inefficiencies of $18, inflationary cost increases of $12, commodity cost increases of $4 and higher warranty expense of $1.

Non-GAAP Financial Measures

Adjusted EBITDA

We have defined adjusted EBITDA as net income (loss) before interest, income taxes, depreciation, amortization, equity grant expense, restructuring expense, non-service cost components of pension and other postretirement benefits (OPEB) costs and other adjustments not related to our core operations (gain/loss on debt extinguishment, pension settlements, divestitures, impairment, etc.). Adjusted EBITDA is a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. We use adjusted EBITDA in assessing the effectiveness of our business strategies, evaluating and pricing potential acquisitions and as a factor in making incentive compensation decisions. In addition to its use by management, we also believe adjusted EBITDA is a measure widely used by securities analysts, investors and others to evaluate financial performance of our company relative to other Tier 1 automotive suppliers. Adjusted EBITDA should not be considered a substitute for earnings before income taxes, net income (loss) or other results reported in accordance with GAAP. Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies.

The following table provides a reconciliation of net income (loss) to adjusted EBITDA.

	2024	2023
Net income (loss)	$ (49)	$ 48
Equity in earnings (loss) of affiliates	10	(9)
Income tax expense	139	121
Earnings before income taxes	80	178
Depreciation and amortization	422	416
Restructuring charges, net	76	25
Interest expense, net	146	137
Loss on extinguishment of debt		1
Supplier capacity charge	46	
Distressed supplier costs		44
Loss on disposal group previously held for sale	26	
Other*	89	44
Adjusted EBITDA	$ 885	$ 845

* Other includes stock compensation expense, non-service cost components of pension and OPEB costs, strategic transaction expenses and other items. See Note 19 of our consolidated financial statements in Item 8 for additional details.

Free Cash Flow

We have defined free cash flow as cash provided by operating activities less purchases of property, plant and equipment. We believe free cash flow is useful to investors in evaluating the operational cash flow of the company inclusive of the spending required to maintain the operations. Free cash flow is not intended to represent nor be an alternative to the measure of net cash provided by operating activities reported in accordance with GAAP. Free cash flow may not be comparable to similarly titled measures reported by other companies.

The following table reconciles net cash flows provided by operating activities to free cash flow.

	2024	2023
Net cash provided by operating activities	$ 450	$ 476
Purchases of property, plant and equipment	(380)	(501)
Free cash flow	$ 70	$ (25)

Liquidity

The following table provides a reconciliation of cash and cash equivalents to liquidity, a non-GAAP measure, at December 31, 2024:

Cash and cash equivalents	$	494
Additional cash availability from Revolving Facility		1,140
Total liquidity	$	1,634

We had availability of $1,140 at December 31, 2024 under our Revolving Facility after deducting $10 of outstanding letters of credit.

The components of our December 31, 2024 consolidated cash balance were as follows:

	U.S.	Non-U.S.	Total
Cash and cash equivalents	$ —	$ 385	$ 385
Cash and cash equivalents held at less than wholly-owned subsidiaries	5	104	109
Consolidated cash balance	$ 5	$ 489	$ 494

A portion of the non-U.S. cash and cash equivalents is utilized for working capital and other operating purposes. Several countries have local regulatory requirements that restrict the ability of our operations to repatriate this cash. Beyond these restrictions, there are practical limitations on repatriation of cash from certain subsidiaries because of the resulting tax withholdings and subsidiary by-law restrictions which could limit our ability to access cash and other assets.

At December 31, 2024, we were in compliance with the covenants of our financing agreements. Under the Revolving Facility and our senior notes, we are required to comply with certain incurrence-based covenants customary for facilities of these types. The incurrence-based covenants in the Revolving Facility permit us to, among other things, (i) issue foreign subsidiary indebtedness, (ii) incur general secured indebtedness subject to a pro forma first lien net leverage ratio not to exceed 1.50:1.00 in the case of first lien debt and a pro forma secured net leverage ratio of 2.50:1.00 in the case of other secured debt and (iii) incur additional unsecured debt subject to a pro forma total net leverage ratio not to exceed 3.50:1.00, tested at the time of incurrence. We may also make dividend payments in respect of our common stock as well as certain investments and acquisitions subject to a pro forma total net leverage ratio of 2.75:1.00. In addition, the Revolving Facility is subject to a financial covenant requiring us to maintain a first lien net leverage ratio not to exceed 2.00:1.00. The indentures governing the senior notes include other incurrence-based covenants that may subject us to additional specified limitations.

From time to time, depending upon market, pricing and other conditions, as well as our cash balances and liquidity, we may seek to acquire our senior notes or other indebtedness or our common stock through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as we may determine (or as may be provided for in the indentures governing the notes), for cash, securities or other consideration. In addition, we may enter into sale-leaseback transactions related to certain of our real estate holdings and factor receivables. There can be no assurance that we will pursue any such transactions in the future, as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing and governance documents.

The principal sources of liquidity available for our future cash requirements are expected to be (i) cash flows from operations, (ii) cash and cash equivalents on hand and (iii) borrowings from our Revolving Facility. We believe that our overall liquidity and operating cash flow will be sufficient to meet our anticipated cash requirements for capital expenditures, working capital, debt obligations and other commitments during the next twelve months. While uncertainty surrounding the current economic environment could adversely impact our business, based on our current financial position, we believe it is unlikely that any such effects would preclude us from maintaining sufficient liquidity.

In November 2024, we announced we are exploring the divestiture of our Off-Highway business. We expect that a portion of any cash proceeds received from a sale transaction would be used to repay or redeem a portion of our outstanding indebtedness.

Cash Flow

	2024	2023
Cash provided by changes in working capital	$ 27	$ 70
Other cash provided by operations	423	406
Net cash provided by operating activities	450	476
Net cash used in investing activities	(352)	(528)
Net cash provided by (used in) financing activities	(90)	160
Net increase in cash, cash equivalents and restricted cash	$ 8	$ 108

The table above summarizes our consolidated statement of cash flows.

Operating activities — Exclusive of working capital, other cash provided by operations was $423 in 2024 and $406 in 2023. The year-over-year increase is primarily attributable to the impact of higher year-over-year operating earnings and lower year-over-year cash payments made to a distressed supplier, partially offset by higher year-over-year cash paid for interest, income taxes and restructuring activities.

Working capital provided cash of $27 in 2024 and $70 in 2023. Cash of $94 and $12 was provided by receivables in 2024 and 2023, respectively. Cash of $55 was provided by lower inventory levels in 2024 while cash of $42 was used to fund higher inventory levels during 2023. Decreases in accounts payable and other net liabilities used cash of $122 in 2024 while increases in accounts payable and other net liabilities provided cash of $100 in 2023.

Investing activities — Expenditures for property plant and equipment were $380 and $501 in 2024 and 2023. Elevated capital spending in 2023 was driven by the high volume of new program launches in that year.

Financing activities — During 2023, we made net repayments of $25 on our Revolving Facility. During 2023, we completed the issuance of €425 of our July 2031 Notes, paying financings costs of $7. Also during 2023, we redeemed $200 of our April 2025 Notes. During 2023, we paid financing costs of $2 to amend our credit and guaranty agreement, extending the Revolving Facility maturity to March 14, 2028. We used cash of $58 in both 2024 and 2023 for dividend payments to common stockholders. Distributions to noncontrolling interests totaled $20 in 2024 and $10 in 2023. Hydro-Québec made cash contributions to Dana TM4 of $18 in 2024 and $22 in 2023. During 2024, we received $11 from Hydro-Québec, which represents deferred purchase consideration associated with their acquisition of a 45% ownership interest in SME S.p.A. from Dana.

Off-Balance Sheet Arrangements

In connection with the divestiture of our Structural Products business in 2010, leases covering three U.S. facilities were assigned to a U.S. affiliate of the new owner, Metalsa S.A. de C.V. (Metalsa). Under the terms of the sale agreement, we guarantee the affiliate's performance under the leases, which run through June 2025, including approximately $6 of annual payments. In the event of a required payment by Dana as guarantor, we are entitled to pursue full recovery from Metalsa of the amounts paid under the guarantee and to take possession of the leased property.

Contractual Obligations

We are obligated to make future cash payments in fixed amounts under various agreements. The following table summarizes our significant contractual obligations as of December 31, 2024.

| | | | | Payments Due by Period | | | | | |
Contractual Cash Obligations		Total		2025		2026 - 2027		2028 - 2029		After 2029
Long-term debt[1]	$	2,529	$	200	$	401	$	737	$	1,191
Interest payments[2]		688		131		251		175		131
Operating leases[3]		426		64		106		74		182
Financing leases[4]		120		20		38		25		37
Unconditional purchase obligations[5]		458		279		118		22		39
Pension contribution[6]		22		22						
Retiree health care benefits[7]		39		4		8		8		19
Uncertain income tax positions[8]		—								
Total contractual cash obligations	$	4,282	$	720	$	922	$	1,041	$	1,599

Notes:

(1) Principal payments on long-term debt.

(2) Interest payments are based on long-term debt in place at December 31, 2024 and the interest rates applicable to such obligations.

(3) Operating lease obligations, including interest, related to real estate, manufacturing and material handling equipment, vehicles and other assets.

(4) Finance lease obligations, including interest, related to real estate and manufacturing and material handling equipment. Excluded from this table are $52 of undiscounted minimum lease payments for leases that have not yet commenced. See Note 6 of our consolidated financial statements in Item 8 for additional discussion.

(5) Unconditional purchase obligations are comprised of commitments for the procurement of fixed assets, the purchase of raw materials and the fulfillment of other contractual obligations.

(6) This amount represents estimated 2025 minimum required contributions to our global defined benefit pension plans. We have not estimated pension contributions beyond 2025 due to the significant impact that return on plan assets and changes in discount rates might have on such amounts.

(7) This amount represents estimated payments under our retiree health care programs. Obligations under the retiree health care programs are not fixed commitments and will vary depending on various factors, including the level of participant utilization and inflation. Our estimates of the payments to be made in the future consider recent payment trends and certain of our actuarial assumptions.

(8) We are not able to reasonably estimate the timing of payments related to uncertain tax positions because the timing of settlement is uncertain. The above table does not reflect unrecognized tax benefits at December 31, 2024 of $112. See Note 16 of our consolidated financial statements in Item 8 for additional discussion.

Contingencies

For a summary of litigation and other contingencies, see Note 14 of our consolidated financial statements in Item 8. Based on information available to us at the present time, we do not believe that any liabilities beyond the amounts already accrued that may result from these contingencies will have a material adverse effect on our liquidity, financial condition or results of operations.

Critical Accounting Estimates

The preparation of our consolidated financial statements in accordance with GAAP requires us to use estimates and make judgments and assumptions about future events that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. Considerable judgment is often involved in making these determinations. Critical estimates are those that require the most difficult, subjective or complex judgments in the preparation of the financial statements and the accompanying notes. We evaluate these estimates and judgments on a regular basis. We believe our assumptions and estimates are reasonable and appropriate. However, the use of different assumptions could result in significantly different results and actual results could differ from those estimates. The following discussion of accounting estimates is intended to supplement the Summary of Significant Accounting Policies presented as Note 1 of our consolidated financial statements in Item 8.

Income taxes — Accounting for income taxes is complex, in part because we conduct business globally and therefore file income tax returns in numerous tax jurisdictions. Significant judgment is required in determining the income tax provision, uncertain tax positions, deferred tax assets and liabilities and the valuation allowances recorded against our net deferred tax assets. A valuation allowance is provided when, in our judgment based upon available information, it is more likely than not that a portion of such deferred tax assets will not be realized. To make this assessment, we consider the historical and projected future taxable income or loss by tax jurisdiction. We consider all components of comprehensive income and weigh the positive and negative evidence, putting greater reliance on objectively verifiable historical evidence than on projections of future profitability that are dependent on actions that have not taken place as of the assessment date. We also consider changes to historical profitability of actions that occurred through the date of assessment and objectively verifiable effects of material forecasted events that would have a sustained effect on future profitability, as well as the effect on historical profits of nonrecurring events. We also incorporate the changes to historical and prospective income from tax planning strategies that are prudent and feasible.

In the ordinary course of business, there are many transactions and calculations where the ultimate tax determination is less than certain. We are regularly under audit by the various applicable tax authorities. Although the outcome of tax audits is always uncertain, we believe that we have appropriate support for the positions taken on our tax returns and that our annual tax provisions include amounts sufficient to pay assessments, if any, upon final determination by the taxing authorities. Nonetheless, the amounts ultimately paid, if any, upon resolution of the issues raised by the taxing authorities may differ materially from the amounts accrued for each year. See additional discussion of our deferred tax assets and liabilities in Note 16 of our consolidated financial statements in Item 8.

Retiree benefits — Accounting for pension benefits and other postretirement benefits (OPEB) involves estimating the cost of benefits to be provided well into the future and generally attributing that cost to the time period each employee works. These plan expenses and obligations are dependent on assumptions developed by us in consultation with our outside advisers such as actuaries and other consultants and are generally calculated independently of funding requirements. The assumptions used, including inflation, discount rates, investment returns, mortality rates, turnover rates, retirement rates, future compensation levels and health care cost trend rates, have a significant impact on plan expenses and obligations. These assumptions are regularly reviewed and modified when appropriate based on historical experience, current trends and future outlook. Changes in one or more of the underlying assumptions could result in a material impact to our consolidated financial statements in any given period. If actual experience differs from expectations, our financial position and results of operations in future periods could be affected.

Mortality rates are based in part on the company's plan experience and actuarial estimates. The inflation assumption is based on an evaluation of external market indicators, while retirement and turnover rates are based primarily on actual plan experience. Health care cost trend rates are developed based on our actual historical claims experience, the near-term outlook and an assessment of likely long-term trends. For our largest plans, discount rates are based upon the construction of a yield curve which is developed based on a subset of high-quality fixed-income investments (those with yields between the 40th and 90th percentiles). The projected cash flows are matched to this yield curve and a present value developed which is then calibrated to develop a single equivalent discount rate. Pension benefits are funded through deposits with trustees that satisfy, at a minimum, the applicable funding regulations. For our largest defined benefit pension plans, expected investment rates of return are based on input from the plans' investment advisers regarding our expected investment portfolio mix, historical rates of return on those assets, projected future asset class returns, the impact of active management and long-term market conditions and inflation expectations. We believe that the long-term asset allocation on average will approximate the targeted allocation and we regularly review the actual asset allocation to periodically re-balance the investments to the targeted allocation when appropriate. OPEB and the majority of our non-U.S. pension benefits are funded as they become due.

Actuarial gains or losses may result from changes in assumptions or when actual experience is different from that which was expected. Under the applicable standards, those gains and losses are not required to be immediately recognized in our results of operations as income or expense, but instead are deferred as part of AOCI and amortized into our results of operations over future periods.

U.S. retirement plans — Our U.S. defined benefit pension plans comprise 63% of our consolidated defined benefit pension obligations at December 31, 2024. These plans are frozen and no service-related costs are being incurred. Changes in our net obligations are principally attributable to changing discount rates and the performance of plan assets.

Rising discount rates decrease the present value of future pension obligations – a 25 basis point increase in the discount rate would decrease our U.S. pension liability by about $10. As indicated above, when establishing the expected long-term rate of return on our U.S. pension plan assets, we consider historical performance and forward looking return estimates reflective of our portfolio mix and investment strategy. Based on the most recent analysis of projected portfolio returns, we concluded that the use of a 6.00% expected return in 2025 is appropriate for our U.S. pension plans. See Note 11 to our consolidated financial statements in Item 8 for information about the investing and allocation objectives related to our U.S. pension plan assets.

We use a full yield curve approach to estimate the service (where applicable) and interest components of the annual cost of our pension and other postretirement benefit plans. This method estimates interest and service expense using the specific spot rates, from the yield curve, that relate to projected cash flows. We believe this method is a more precise measurement of interest and service costs by improving the correlation between the projected cash flows and the corresponding interest rates. The determination of the projected benefit obligation at year end is unchanged.

At December 31, 2024, we have $135 of unrecognized losses relating to our U.S. pension plans. Actuarial gains and losses, which are primarily the result of changes in the discount rate and other assumptions and differences between actual and expected asset returns, are deferred in AOCI and amortized to expense following the corridor approach. We use the average remaining service period of active participants unless almost all of the plan's participants are inactive, in which case we use the average remaining life expectancy of inactive participants.

Based on the current funded status of our U.S. plans, we expect to make contributions of $5 during 2025.

See Note 11 of our consolidated financial statements in Item 8 for additional discussion of our pension and OPEB obligations.

Acquisitions — From time to time, we make strategic acquisitions that have a material impact on our consolidated results of operations or financial position. We allocate the purchase price of acquired businesses to the identifiable tangible and intangible assets acquired, liabilities assumed and any redeemable noncontrolling interests or noncontrolling interests based upon their estimated fair values as of the acquisition date. We determine the estimated fair values using information available to us and engage independent third-party valuation specialists when necessary. Estimating fair values can be complex and subject to significant business judgment. We believe the assumptions and estimates we have made in the past have been reasonable and appropriate, they were based, in part, on historical experience and information obtained from management of the acquired companies and were inherently uncertain. Critical estimates in valuing certain of the intangible assets we have acquired included, but were not limited to, future expected cash flows from product sales, customer contracts and acquired technologies, and discount rates. The discount rates used to discount expected future cash flows to present value were typically derived from a weighted-average cost of capital analysis and adjusted to reflect inherent risks. Unanticipated events and circumstances may occur that could affect either the accuracy or validity of such assumptions, estimates or actual results. Generally, we have, if necessary, up to one year from the acquisition date to finalize our estimates of acquisition date fair values.

Redeemable noncontrolling interests — Redeemable noncontrolling interests reflected as of the balance sheet date are the greater of the redeemable noncontrolling interest balances adjusted for comprehensive income items and distributions or the redemption values. Redeemable noncontrolling interest adjustments of redemption value are recorded in retained earnings. We estimate the fair value of the redemption value using an income based approach based on discounted cash flow projections. In determining fair value using discounted cash flow projections, we make significant assumptions and estimates about the extent and timing of future cash flows, including revenue growth rates, projected EBITDA, discount rate, capital expenditures and terminal growth rate. See additional discussion of redeemable noncontrolling interests in Note 8 of our consolidated financial statements in Item 8.

Goodwill and other indefinite-lived intangible assets — Our goodwill and other indefinite-lived intangible assets are tested for impairment annually as of October 31 for all of our reporting units, and more frequently if events or circumstances warrant such a review. We make significant assumptions and estimates about the extent and timing of future cash flows, including revenue growth rates, projected gross margins, discount rates, and exit earnings multiples. The cash flows are estimated over a significant future period of time, which makes those estimates and assumptions subject to a high degree of uncertainty. Our utilization of market valuation models requires us to make certain assumptions and estimates regarding the applicability of those models to our assets and businesses. We use our internal forecasts, which we update quarterly, to make our cash flow projections. These forecasts are based on our knowledge of our customers' production forecasts, our assessment of market growth rates, net new business, material and labor cost estimates, cost recovery agreements with customers and our estimate of savings expected from our restructuring activities.

The most likely factors that would significantly impact our forecasts are changes in customer production levels and loss of significant portions of our business. We believe that the assumptions and estimates used in the assessment of the goodwill and other indefinite-lived intangible assets as of October 31, 2024 were reasonable.

Long-lived assets with definite lives — We perform impairment assessments on our property, plant and equipment and our definite-lived intangible assets whenever events and circumstances indicate that the carrying amounts of the assets may not be recoverable. When indications are present, we compare the estimated future undiscounted net cash flows of the operations to which the assets relate to the carrying amounts of such assets. We utilize the cash flow projections discussed above for property, plant and equipment and amortizable intangibles. We group the assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the undiscounted future cash flows using the life of the primary assets. If the carrying amounts of the long-lived assets are not recoverable from future cash flows and exceed their fair value, an impairment loss is recognized to reduce the carrying amounts of the long-lived assets to their fair value. Fair value is determined based on discounted cash flows, third-party appraisals or other methods that provide appropriate estimates of value. Determining whether a triggering event has occurred, performing the impairment analysis and estimating the fair value of the assets require numerous assumptions and a considerable amount of management judgment.

Investments in affiliates — We had aggregate investments in affiliates of $126 at December 31, 2024 and $123 at December 31, 2023. We monitor our investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis in accordance with GAAP. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the difference between the recorded carrying value and the fair value of the investment. Fair value is generally determined using the discounted cash flows (an income approach) or guideline public company (a market approach) methods.

Warranty — Costs related to product warranty obligations are estimated and accrued at the time of sale with a charge against cost of sales. Warranty accruals are evaluated and adjusted as appropriate based on occurrences giving rise to potential warranty exposure and associated experience. Warranty accruals and adjustments require significant judgment, including a determination of our involvement in the matter giving rise to the potential warranty issue or claim, our contractual requirements, estimates of units requiring repair and estimates of repair costs. If actual experience differs from expectations, our financial position and results of operations in future periods could be affected.

Contingency reserves — We have numerous other loss exposures, such as product liability, environmental liability and matters involving litigation. Establishing loss reserves for these matters requires the use of estimates and judgment regarding risk of exposure and ultimate liability. Product liability claims are generally estimated based on historical experience and the estimated costs associated with specific events giving rise to potential field campaigns or recalls. We consider the most probable method of remediation, current laws and regulations and existing technology in estimating our environmental liabilities. In the case of legal contingencies, estimates are made of the likely outcome of legal proceedings and potential exposure where reasonably determinable based on the information presently known to us. New information and other developments in these matters could materially affect our recorded liabilities.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are exposed to fluctuations in foreign currency exchange rates, commodity prices for products we use in our manufacturing and interest rates. To reduce our exposure to these risks, we maintain risk management controls to monitor these risks and take appropriate actions to attempt to mitigate such forms of market risks.

Foreign currency exchange rate risk — Our foreign currency exposures are primarily associated with intercompany and third party sales and purchase transactions, cross-currency intercompany loans and external debt. We use forward contracts to manage our foreign currency exchange rate risk associated with a portion of our forecasted foreign currency-denominated sales and purchase transactions and with certain foreign currency-denominated assets and liabilities. We also use currency swaps, including fixed-to-fixed cross-currency interest rate swaps, to manage foreign currency exchange rate risk associated with our intercompany loans and external debt. Foreign currency exposures are reviewed quarterly, at a minimum, and natural offsets are considered prior to entering into derivative instruments.

Changes in the fair value of derivative instruments treated as cash flow hedges are reported in other comprehensive income (loss) (OCI). Deferred gains and losses are reclassified to earnings in the same period in which the underlying transactions affect earnings. Specifically, with respect to the cross-currency interest rate swap, to the extent we recognize an exchange gain or loss on the underlying external debt, we reclassify an offsetting portion from OCI to earnings in the same period.

Changes in the fair value of derivative instruments not treated as cash flow hedges are recognized in earnings in the period in which those changes occur. Changes in the fair value of derivative instruments associated with product-related transactions are recorded in cost of sales, while those associated with non-product transactions are recorded in other income (expense), net. See Note 13 of our consolidated financial statements in Item 8.

The following table summarizes the sensitivity of the fair value of our derivative instruments, including forward contracts and currency swaps, at December 31, 2024 to a 10% change in foreign exchange rates.

	10% Increase in Rates Gain (Loss)	10% Decrease in Rates Gain (Loss)
Foreign currency rate sensitivity:		
Currency swaps	$ (60)	$ 60
Forward contracts	$ (54)	$ 62

At December 31, 2024, of the $2,282 total notional amount of foreign currency derivatives, approximately 42% represents the aggregate of fixed-to-fixed cross-currency interest rate swaps while the remaining 58% primarily represents forward contracts associated with our forecasted foreign currency-denominated sales, purchase transactions and hedges of inter-company loans that are not deemed to be permanent in nature.

To manage our global liquidity objectives, we periodically execute intercompany loans, some of which are foreign currency-denominated. With respect to such intercompany loans, the total notional amount outstanding at December 31, 2024 is approximately $1,070. Depending on the specific objective of each intercompany loan arrangement, certain intercompany loans may be hedged while others remain unhedged for strategic reasons. The decision to hedge the loan, to designate the loan itself as a hedge or not to hedge the loan is dependent on management's underlying strategy. Of the approximately $1,070 of foreign currency-denominated intercompany loans outstanding at December 31, 2024, $288, or 27%, has been hedged by one of our fixed-to-fixed cross-currency swaps whereby we have protected the income statement from exchange rate risk. Of the remaining 73% of such outstanding intercompany loans, $386 has been hedged by foreign currency forwards and the remaining balances have not been hedged.

To align our cash requirements with availability by currency, we also periodically issue external debt that is denominated in a currency other than the functional currency of the issuing entity. As of December 31, 2024, we had $200 of external U.S. dollar debt, issued by a euro-functional entity, all of which has been hedged by our fixed-to-fixed cross-currency interest rate swaps. Such swaps are treated as cash flow hedges whereby the changes in fair value are recorded in OCI to the extent the hedges remain effective.

Commodity price risk — We do not utilize derivative contracts to manage commodity price risk. Our overall strategy is to pass through commodity risk to our customers in our pricing agreements. A substantial portion of our customer agreements include contractual provisions for the pass-through of commodity price movements. In instances where the risk is not covered contractually, we have generally been able to adjust customer pricing to recover commodity cost increases.

Item 8. Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Dana Incorporated

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Dana Incorporated and its subsidiaries (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, of comprehensive income, of stockholders' equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes and schedule of valuation and qualifying accounts and reserves for each of the three years in the period ended December 31, 2024 appearing under Item 8 (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Fair Value of Redeemable Noncontrolling Interests

As described in Note 8 to the consolidated financial statements, Hydro-Québec owns a 45% redeemable noncontrolling interest in Dana TM4 Inc., Dana TM4 Electric Holdings BV, and Dana TM4 USA, LLC. The terms of the joint venture agreement provide Hydro-Québec with the right to put all, and not less than all, of its ownership interests in Dana TM4 Inc., Dana TM4 Electric Holdings BV, and Dana TM4 USA, LLC to the Company at fair value. Redeemable noncontrolling interests reflected as of the balance sheet date are the greater of the redeemable noncontrolling interest balances adjusted for comprehensive income (loss) items and distributions or the redemption values. Management estimates the fair value of the redemption value using an income based approach based on discounted cash flow projections. In determining the fair value using discounted cash flow projections, management makes significant assumptions and estimates about the extent and timing of future cash flows, including revenue growth rates, projected EBITDA, discount rate, capital expenditures and terminal growth rate. The fair value of the redeemable noncontrolling interests was $189 million as of December 31, 2024.

The principal considerations for our determination that performing procedures relating to the fair value of redeemable noncontrolling interests is a critical audit matter are (i) the significant judgment by management when developing the fair value estimate of the redeemable noncontrolling interests; (ii) a high degree of auditor judgment, subjectivity, and effort in performing procedures and evaluating management's significant assumptions related to revenue growth rates, projected EBITDA, discount rate, capital expenditures, and terminal growth rate; and (iii) the audit effort involved the use of professionals with specialized skill and knowledge.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's fair value estimate of redeemable noncontrolling interests, including controls over management's development of significant assumptions. These procedures also included, among others (i) testing management's process for developing the fair value estimate of the redeemable noncontrolling interests; (ii) evaluating the appropriateness of the discounted cash flow model used by management; (iii) testing the completeness and accuracy of underlying data used in the discounted cash flow model; and (iv) evaluating the reasonableness of the significant assumptions used by management related to revenue growth rates, projected EBITDA, discount rate, capital expenditures, and terminal growth rate. Evaluating management's assumptions related to revenue growth rates, projected EBITDA, and capital expenditures involved evaluating whether the assumptions used by management were reasonable considering (i) the current and past performance of the underlying operating entity; (ii) the consistency with external market and industry data; and (iii) whether the assumptions were consistent with evidence obtained in other areas of the audit. Professionals with specialized skill and knowledge were used to assist in evaluating (i) the appropriateness of the discounted cash flow model and (ii) the reasonableness of the discount rate and terminal growth rate assumptions.

/s/ PricewaterhouseCoopers LLP

Toledo, Ohio
February 20, 2025

We have served as the Company's auditor since 1916.

Dana Incorporated
Consolidated Statement of Operations
(In millions, except per share amounts)

	2024	2023	2022
Net sales	$ 10,284	$ 10,555	$ 10,156
Costs and expenses			
Cost of sales	9,408	9,655	9,393
Selling, general and administrative expenses	524	549	495
Amortization of intangibles	13	13	14
Restructuring charges, net	76	25	(1)
Loss on disposal group previously held for sale	(26)		
Impairment of goodwill			(191)
Other income (expense), net	(11)	3	22
Earnings before interest and income taxes	226	316	86
Loss on extinguishment of debt		(1)	
Interest income	15	17	11
Interest expense	161	154	128
Earnings (loss) before income taxes	80	178	(31)
Income tax expense	139	121	284
Equity in earnings (loss) of affiliates	10	(9)	4
Net income (loss)	(49)	48	(311)
Less: Noncontrolling interests net income	21	22	15
Less: Redeemable noncontrolling interests net loss	(13)	(12)	(84)
Net income (loss) attributable to the parent company	$ (57)	$ 38	$ (242)
Net income (loss) per share available to common stockholders			
Basic	$ (0.39)	$ 0.26	$ (1.69)
Diluted	$ (0.39)	$ 0.26	$ (1.69)
Weighted-average common shares outstanding			
Basic	145.2	144.4	143.6
Diluted	145.2	144.6	143.6

The accompanying notes are an integral part of the consolidated financial statements.

Dana Incorporated
Consolidated Statement of Comprehensive Income
(In millions)

	2024	2023	2022
Net income (loss)	$ (49)	$ 48	$ (311)
Other comprehensive income (loss), net of tax:			
Currency translation adjustments	(117)	30	(102)
Hedging gains and losses	(49)	(1)	17
Defined benefit plans	8	(16)	53
Other comprehensive income (loss)	(158)	13	(32)
Total comprehensive income (loss)	(207)	61	(343)
Less: Comprehensive income attributable to noncontrolling interests	(18)	(22)	(10)
Less: Comprehensive loss attributable to redeemable noncontrolling interests	16	10	95
Comprehensive income (loss) attributable to the parent company	$ (209)	$ 49	$ (258)

The accompanying notes are an integral part of the consolidated financial statements.

Dana Incorporated
Consolidated Balance Sheet
(In millions, except share and per share amounts)

	2024	2023
Assets		
Current assets		
Cash and cash equivalents	$ 494	$ 529
Accounts receivable		
Trade, less allowance for doubtful accounts of $15 in 2024 and $16 in 2023	1,195	1,371
Other	261	280
Inventories	1,547	1,676
Other current assets	206	247
Total current assets	3,703	4,103
Goodwill	250	263
Intangibles	150	182
Deferred tax assets	560	516
Other noncurrent assets	189	140
Investments in affiliates	126	123
Operating lease assets	293	327
Property, plant and equipment, net	2,214	2,311
Total assets	$ 7,485	$ 7,965
Liabilities, redeemable noncontrolling interests and equity		
Current liabilities		
Short-term debt	$ 8	$ 22
Current portion of long-term debt	214	35
Accounts payable	1,522	1,756
Accrued payroll and employee benefits	236	288
Taxes on income	69	86
Current portion of operating lease liabilities	44	42
Other accrued liabilities	468	373
Total current liabilities	2,561	2,602
Long-term debt, less debt issuance costs of $19 in 2024 and $24 in 2023	2,389	2,598
Noncurrent operating lease liabilities	258	284
Pension and postretirement obligations	295	334
Other noncurrent liabilities	397	319
Total liabilities	5,900	6,137
Commitments and contingencies (Note 14)		
Redeemable noncontrolling interests	189	191
Parent company stockholders' equity		
Preferred stock, 50,000,000 shares authorized, $0.01 par value, no shares outstanding	—	—
Common stock, 450,000,000 shares authorized, $0.01 par value, 144,993,614 and 144,386,484 shares outstanding	2	2
Additional paid-in capital	2,282	2,255
Retained earnings	204	317
Treasury stock, at cost (837,803 and 474,981 shares)	(13)	(9)
Accumulated other comprehensive loss	(1,142)	(990)
Total parent company stockholders' equity	1,333	1,575
Noncontrolling interests	63	62
Total equity	1,396	1,637
Total liabilities, redeemable noncontrolling interests and equity	$ 7,485	$ 7,965

The accompanying notes are an integral part of the consolidated financial statements.

Dana Incorporated
Consolidated Statement of Cash Flows
(In millions)

	2024	2023	2022
Operating activities			
Net income (loss)	$ (49)	$ 48	$ (311)
Depreciation	401	393	365
Amortization	21	23	23
Amortization of deferred financing charges	6	5	5
Write-off of deferred financing costs		1	
Earnings of affiliates, net of dividends received	(7)	11	23
Stock compensation expense	30	26	19
Deferred income taxes	(29)	(104)	153
Pension expense, net	1	3	(1)
Impairment of goodwill			191
Change in working capital	27	70	199
Loss on disposal group previously held for sale	26		
Change in other noncurrent assets and liabilities	25	11	9
Other, net	(2)	(11)	(26)
Net cash provided by operating activities	450	476	649
Investing activities			
Purchases of property, plant and equipment	(380)	(501)	(440)
Proceeds from sale of property, plant and equipment	11	2	3
Purchases of marketable securities			(15)
Proceeds from maturities of marketable securities			30
Settlements of undesignated derivatives	(5)	(13)	(8)
Other, net	22	(16)	4
Net cash used in investing activities	(352)	(528)	(426)
Financing activities			
Net change in short-term debt	(14)	(30)	33
Proceeds from long-term debt	1	458	2
Repayment of long-term debt	(37)	(209)	(24)
Deferred financing payments		(9)	
Dividends paid to common stockholders	(58)	(58)	(58)
Repurchases of common stock			(25)
Distributions to noncontrolling interests	(20)	(10)	(9)
Collection of note receivable from redeemable noncontrolling interest	11		
Contributions from redeemable noncontrolling interests	18	22	51
Payments to acquire noncontrolling interests			(4)
Other, net	9	(4)	(8)
Net cash provided by (used in) financing activities	(90)	160	(42)
Net increase in cash, cash equivalents and restricted cash	8	108	181
Cash, cash equivalents and restricted cash - beginning of period	563	442	287
Effect of exchange rate changes on cash balances	(59)	13	(26)
Cash, cash equivalents and restricted cash - end of period	$ 512	$ 563	$ 442

The accompanying notes are an integral part of the consolidated financial statements.

Dana Incorporated
Consolidated Statement of Stockholders' Equity
(In millions)

				Parent Company Stockholders'					
	Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Loss	Parent Company Stockholders' Equity	Non-controlling Interests	Total Equity
Balance, December 31, 2021	$ —	$ 2	$ 2,427	$ 662	$ (184)	$ (985)	$ 1,922	$ 53	$ 1,975
Net income (loss)				(242)			(242)	15	(227)
Other comprehensive loss						(16)	(16)	(5)	(21)
Common stock dividends and dividend equivalents ($0.40 per share)			1	(58)			(57)		(57)
Common stock share repurchases					(25)		(25)		(25)
Retirement of treasury shares			(216)		216		—		—
Distributions to noncontrolling interests							—	(9)	(9)
Purchase of noncontrolling interests							—	(2)	(2)
Redeemable noncontrolling interests adjustment to redemption value				(41)			(41)		(41)
Stock compensation			17				17		17
Stock withheld for employees taxes					(7)		(7)		(7)
Balance, December 31, 2022	—	2	2,229	321	—	(1,001)	1,551	52	1,603
Net income				38			38	22	60
Other comprehensive income						11	11		11
Common stock dividends and dividend equivalents ($0.40 per share)				(58)			(58)		(58)
Distributions to noncontrolling interests							—	(12)	(12)
Redeemable noncontrolling interests adjustment to redemption value				16			16		16
Stock compensation			26				26		26
Stock withheld for employees taxes					(9)		(9)		(9)
Balance, December 31, 2023	—	2	2,255	317	(9)	(990)	1,575	62	1,637
Net income (loss)				(57)			(57)	21	(36)
Other comprehensive loss						(152)	(152)	(3)	(155)
Common stock dividends and dividend equivalents ($0.40 per share)				(60)			(60)		(60)
Distributions to noncontrolling interests							—	(17)	(17)
Redeemable noncontrolling interests adjustment to redemption value				4			4		4
Stock compensation			27				27		27
Stock withheld for employees taxes					(4)		(4)		(4)
Balance, December 31, 2024	$ —	$ 2	$ 2,282	$ 204	$ (13)	$ (1,142)	$ 1,333	$ 63	$ 1,396

The accompanying notes are an integral part of the consolidated financial statements.

Dana Incorporated
Index to Notes to the Consolidated
Financial Statements

		Page
1.	Organization and Summary of Significant Accounting Policies	40
2.	Goodwill and Other Intangible Assets	45
3.	Restructuring of Operations	46
4.	Inventories	47
5.	Supplemental Balance Sheet and Cash Flow Information	47
6.	Leases	48
7.	Stockholders' Equity	49
8.	Redeemable Noncontrolling Interests	51
9.	Earnings per Share	51
10.	Stock Compensation	52
11.	Pension and Postretirement Benefit Plans	53
12.	Financing Agreements	59
13.	Fair Value Measurements and Derivatives	62
14.	Commitments and Contingencies	64
15.	Warranty Obligations	64
16.	Income Taxes	64
17.	Other Income (Expense), Net	68
18.	Revenue from Contracts with Customers	68
19.	Segments, Geographical Area and Major Customer Information	70
20.	Equity Affiliates	73

Note 1. Organization and Summary of Significant Accounting Policies

General

Dana Incorporated (Dana) is headquartered in Maumee, Ohio, and was incorporated in Delaware in 2007. As a global provider of high technology driveline (axles, driveshafts and transmissions); sealing and thermal-management products; and motors, power inverters, and control systems for electric vehicles, our customer base includes virtually every major vehicle manufacturer in the global light vehicle, medium/heavy vehicle, and off-highway markets.

The terms "Dana," "we," "our" and "us," when used in this report are references to Dana. These references include the subsidiaries of Dana unless otherwise indicated or the context requires otherwise.

Summary of significant accounting policies

Basis of presentation — Our consolidated financial statements include the accounts of all subsidiaries where we hold a controlling financial interest. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in 20 to 50%-owned affiliates, which are not required to be consolidated, are generally accounted for under the equity method. Equity in earnings of these investments is presented separately in the consolidated statement of operations, net of tax. Investments in less-than-20%-owned companies are generally included in the financial statements at the cost of our investment. Dividends, royalties and fees from these cost basis affiliates are recorded in income when received. Certain items previously reported in specific financial statement captions have been reclassified to conform to the current presentation.

Held for sale — We classify long-lived assets or disposal groups as held for sale in the period: management commits to a plan to sell; the long-lived asset or disposal group is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such long-lived assets or disposal groups; an active program to locate a buyer and other actions required to complete the plan to sell have been initiated; the sale is probable within one year; the asset or disposal group is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. Long-lived assets and disposal groups classified as held for sale are measured at the lower of their carrying amount or fair value less costs to sell. If held for sale criteria is no longer met, assets are reclassified as held and used at the lower of their adjusted carrying value or fair value.

Discontinued operations — The results of operations of a component or a group of components that either has been disposed of or is classified as held for sale is reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on operations and financial results.

Estimates — Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (GAAP), which require the use of estimates, judgments and assumptions that affect the amounts reported in our consolidated financial statements and accompanying disclosures. We believe our assumptions and estimates are reasonable and appropriate. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Fair value measurements — A three-tier fair value hierarchy is used to prioritize the inputs to valuation techniques used to measure fair value. The three levels of inputs are as follows: Level 1 inputs (highest priority) include unadjusted quoted prices in active markets for identical instruments. Level 2 inputs include quoted prices for similar instruments that are observable either directly or indirectly. Level 3 inputs (lowest priority) include unobservable inputs in which there is little or no market data, which require management to develop its own assumptions. Classification within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

The inputs we use in our valuation techniques include market data or assumptions that we believe market participants would use in pricing an asset or liability, including assumptions about risk when appropriate. Our valuation techniques include a combination of observable and unobservable inputs. When available, we use quoted market prices to determine the fair value (market approach). In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, we consider the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of credit risk that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date (income approach). Fair values may not represent actual values of the financial instruments that could be realized as of the balance sheet date or that will be realized in the future.

Cash and cash equivalents — Cash and cash equivalents includes cash on hand, demand deposits and short-term cash investments that are highly liquid in nature and have maturities of three months or less when purchased.

Inventories — Inventories are valued at the lower of cost or net realizable value. Cost is determined using the average or first-in, first-out (FIFO) cost method.

Property, plant and equipment — Property, plant and equipment are recorded at cost. Depreciation is recognized over the estimated useful lives using primarily the straight-line method for financial reporting purposes and accelerated depreciation methods for federal income tax purposes. Useful lives of newly acquired assets are generally twenty to thirty years for buildings and building improvements, five to ten years for machinery and equipment, three to five years for tooling and office equipment and three to ten years for furniture and fixtures. If assets are impaired, their value is reduced via an increase in accumulated depreciation.

Leases — Our global lease portfolio represents leases of real estate, including manufacturing, assembly and office facilities, while the remainder represents leases of personal property, including manufacturing, material handling and IT equipment. We have lease agreements with lease and non-lease components, which are accounted for separately. Leases with an initial term of twelve months or less are not recorded on the balance sheet, and we recognize lease expense for these leases on a straight-line basis over the lease term. Generally, we use our incremental borrowing rate in determining the present value of lease payments, unless there is a rate stated in the lease agreement.

Pre-production costs related to long-term supply arrangements — The costs of tooling used to make products sold under long-term supply arrangements are capitalized as part of property, plant and equipment and depreciated over their useful lives if we own the tooling or if we fund the purchase but our customer owns the tooling and grants us the irrevocable right to use the tooling over the contract period. If we have a contractual right to bill our customers, costs incurred in connection with the design and development of tooling are carried as a component of other accounts receivable until invoiced. Design and development costs related to customer products are deferred if we have an agreement to collect such costs from the customer; otherwise, they are expensed when incurred. At December 31, 2024, the machinery and equipment component of property, plant and equipment includes $22 of our tooling related to long-term supply arrangements. Also at December 31, 2024, other accounts receivable includes $78 and other noncurrent assets includes $32 of costs related to tooling, design and development costs that we have a contractual right to collect from our customers.

Goodwill — We test goodwill for impairment annually as of October 31 and more frequently if events occur or circumstances change that would warrant an interim review. Goodwill impairment testing is performed at the reporting unit level, which is the operating segment in the case of our Off-Highway goodwill. A multi-step impairment test is performed on goodwill. In Step 0, we have the option to evaluate various qualitative factors to determine the likelihood of impairment. This qualitative assessment may include, but is not limited to, reviewing factors such as macroeconomic conditions, industry and market considerations, cost factors, entity-specific financial performance and other events, such as changes in the Company's management, strategy and primary customer base. If we determine that the fair value is more likely than not less than the carrying value, then we are required to perform Step 1. If we do not elect to perform Step 0, we can voluntarily proceed directly to Step 1. In Step 1, we estimate the fair value of the reporting units using a model that incorporates various valuation methodologies, including discounted cash flow projections and multiples of current earnings. In determining fair value using discounted cash flow projections, we make significant assumptions and estimates about the extent and timing of future cash flows, including revenue growth rates, projected segment EBITDA, discount rates, and terminal growth rates. If the estimated fair value of the reporting unit exceeds its carrying value, the goodwill is considered not impaired. If the carrying value of the reporting unit exceeds its estimated fair value, a goodwill impairment charge is recorded for the difference. See Note 2 for more information about goodwill.

Intangible assets — Intangible assets include the value of core technology, trademarks and trade names and customer relationships. Core technology and customer relationships have definite lives while the majority of our trademarks and trade names have indefinite lives. Definite-lived intangible assets are amortized over their useful life using the straight-line method of amortization and are periodically reviewed for impairment indicators. Amortization of core technology is charged to cost of sales. Amortization of trademarks and trade names and customer relationships is charged to amortization of intangibles. Fully amortized intangible assets are retired at the end of their economic useful life. Indefinite-lived intangible assets are tested for impairment annually and more frequently if impairment indicators exist. See Note 2 for more information about intangible assets.

Investments in affiliates — Investments in affiliates include investments accounted for under the equity and cost methods. We monitor our investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis in accordance with GAAP. Indicators include, but are not limited to, current economic and market conditions, operating performance of the affiliate, including current earnings trends and undiscounted cash flows, and other affiliate-specific information. If we determine that an other-than-temporary decline in value has occurred, we recognize an impairment loss, which is measured as the excess of the investment's recorded carrying value over its fair value. The fair value determination, particularly for investments in privately-held companies, requires significant judgment to determine appropriate estimates and assumptions. Changes in these estimates and assumptions could affect the calculation of the fair value of the investments and determination of whether any identified impairment is other than temporary. See Note 20 for further information about our investment in affiliates.

Tangible asset impairments — We review the carrying value of depreciable long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to the undiscounted future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell and are no longer depreciated.

Other long-lived assets and liabilities — We discount our workers' compensation obligations by applying blended risk-free rates that are appropriate for the duration of the projected cash flows. The use of risk-free rates is considered appropriate given that other risks affecting the volume and timing of payments have been considered in developing the probability-weighted projected cash flows. The blended risk-free rates are revised annually to consider incremental cash flow projections.

Supplier finance programs — We facilitate voluntary supplier finance programs to provide certain suppliers the opportunity to sell their right to Dana payment obligations to participating financial institutions. Under these programs, Dana agrees to pay the participating financial institutions the stated amount of confirmed invoices from its designated suppliers on the original maturity dates of the invoices. Participation by suppliers in these programs have no impact on the payment terms and amounts due from Dana. Dana does not have an economic interest in a supplier's participation in the program and is not a party to the agreement between the supplier and the financial institutions. In connection with these programs, Dana does not pledge assets or other forms of guarantees as security for the committed payment to the participating financial institutions. Confirmed obligations are presented as accounts payable within total current liabilities on the consolidated balance sheet.

Financial instruments — The carrying values of cash and cash equivalents, trade receivables, notes receivable and short-term borrowings approximate fair value. Borrowings under our credit facilities are carried at historical cost and adjusted for principal payments and foreign currency fluctuations.

*Derivative*s — Foreign currency forward contracts and currency swaps are carried at fair value. We enter into these contracts to manage our exposure to the impact of currency fluctuations on certain foreign currency-denominated assets and liabilities and on a portion of our forecasted purchase and sale transactions. On occasion, we also enter into net investment hedges to protect the translated U.S. dollar value of our investment in certain foreign subsidiaries. We also periodically enter into fixed-to-fixed cross-currency swaps on foreign currency-denominated external or intercompany debt instruments to reduce our exposure to foreign currency exchange rate risk. We do not use derivatives for trading or speculative purposes and we do not hedge all of our exposures.

For derivative instruments designated as cash flow hedges, at the cash flow hedge's inception and on an ongoing basis, the company formally assesses whether the cash flow hedging instruments have been highly effective in offsetting changes in the cash flows of the hedged transactions and whether those cash flow hedging instruments may be expected to remain highly effective in future periods. Changes in the fair value of currency-related contracts treated as cash flow hedges are deferred and included as a component of other comprehensive income (loss) (OCI). For our fixed-to-fixed cross-currency swaps, a review of critical terms is performed each period to establish that an assumption of effectiveness remains appropriate. Deferred gains and losses are reclassified to earnings in the same periods in which the underlying transactions affect earnings.

Changes in the fair value of contracts treated as net investment hedges are recorded in the cumulative translation adjustment (CTA) component of OCI. Amounts recorded in CTA are deferred until such time as the investment in the associated subsidiary is substantially liquidated. Changes in the fair value of contracts not treated as cash flow hedges or as net investment hedges are recognized in other income (expense), net in the period in which those changes occur.

We may also use fixed-to-floating or floating-to-fixed interest rate swaps or other similar derivatives to manage exposure to fluctuations in interest rates and to adjust the mix of our fixed-rate and variable-rate debt. As a fair value hedge of the underlying debt, changes in the fair values of the swap and the underlying debt are recorded in interest expense. No such fixed-to-floating or floating-to-fixed swaps were outstanding at December 31, 2024. See Note 13 for additional information.

Cash flows associated with designated derivatives are classified within the same category as the item being hedged on the consolidated statement of cash flows. Cash flows associated with undesignated derivatives are included in the investing category on the consolidated statement of cash flows.

Warranty — Costs related to product warranty obligations are estimated and accrued at the time of sale with a charge against cost of sales. Warranty accruals are evaluated and adjusted as appropriate based on occurrences giving rise to potential warranty exposure and associated experience. Warranty accruals and adjustments require significant judgment, including a determination of our involvement in the matter giving rise to the potential warranty issue or claim, our contractual requirements, estimates of units requiring repair and estimates of repair costs.

Environmental compliance and remediation — Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to existing conditions caused by past operations that do not contribute to our current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. We consider the most probable method of remediation, current laws and regulations and existing technology in determining our environmental liabilities.

Pension and other postretirement defined benefits — Net pension and postretirement benefits expenses and the related liabilities are determined on an actuarial basis. These plan expenses and obligations are dependent on management's assumptions developed in consultation with our actuaries. We review these actuarial assumptions at least annually and make modifications when appropriate. With the input of independent actuaries and other relevant sources, we believe that the assumptions used are reasonable; however, changes in these assumptions, or experience different from that assumed, could impact our financial position, results of operations or cash flows.

Postemployment benefits — Costs to provide postemployment benefits to employees are accounted for on an accrual basis. Obligations that do not accumulate or vest are recorded when payment is probable and the amount can be reasonably estimated. For those obligations that accumulate or vest and the amount can be reasonably estimated, expense and the related liability are recorded as service is rendered.

Equity-based compensation — We measure compensation cost arising from the grant of share-based awards to employees at fair value. We recognize such costs in income over the period during which the requisite service is provided, usually the vesting period. The grant date fair value is estimated using valuation techniques that require the input of management estimates and assumptions.

Government assistance — We account for separate legally enforceable agreements with governments and government agencies where the agreement provides for the government to determine whether Dana will receive assistance and the amount of assistance by applying a contribution accounting model by analogy. The primary forms of government assistance received includes cash grants based on making qualifying capital investments over a specified period of time; cash grants based on creating new jobs, increasing and maintaining qualifying employee headcount over a specified period of time; and cash grants based on investing in specified research and development activities. The agreements include imposed conditions that must be satisfied for us to retain grant proceeds received. Imposed conditions include providing documentation supporting qualified expenditures have been made and may include providing documentation that specified employment levels have been achieved. Imposed conditions related to employment levels typically range from one to five years. Amounts received or receivable from these cash grants are deferred as a liability until such time as we have satisfied all imposed conditions documented in the agreement with the government. Deferred amounts are recorded in other accrued liabilities and other noncurrent liabilities as appropriate. Government assistance received for making qualifying capital investments is realized by reducing the associated fixed assets so long as we have satisfied all imposed conditions by the time the associated fixed assets are placed into service. All other government assistance is realized in other income (expense), net once all imposed conditions have been satisfied. See Notes 5 and 17 for additional information.

Revenue recognition — Sales are recognized when products are shipped and risk of loss has transferred to the customer. We accrue for warranty costs, sales returns and other allowances based on experience and other relevant factors when sales are recognized. Adjustments are made as new information becomes available. Shipping and handling fees billed to customers are included in sales, while costs of shipping and handling are included in cost of sales. Taxes collected from customers are excluded from revenues and credited directly to obligations to the appropriate governmental agencies. See Note 18 for additional information.

Foreign currency translation — The financial statements of subsidiaries and equity affiliates outside the U.S. located in non-highly inflationary economies are measured using the currency of the primary economic environment in which they operate as the functional currency, which typically is the local currency. Transaction gains and losses resulting from translating assets and liabilities of these entities into the functional currency are included in other income (expense), net or in equity in earnings of affiliates. When translating into U.S. dollars, income and expense items are translated at average monthly rates of exchange, while assets and liabilities are translated at the rates of exchange at the balance sheet date. Translation adjustments resulting from translating the functional currency into U.S. dollars are deferred and included as a component of accumulated other comprehensive income (loss) (AOCI) in stockholders' equity. For operations whose functional currency is the U.S. dollar, nonmonetary assets are translated into U.S. dollars at historical exchange rates and monetary assets are translated at current exchange rates with translation gains and losses included in other income (expense), net.

We continue to account for Argentina as a highly inflationary economy and remeasure the financial statements of our Argentine subsidiaries as if their functional currency was the U.S. dollar.

Income taxes — In the ordinary course of business there is inherent uncertainty in quantifying our income tax positions. We assess our income tax positions and record tax assets or liabilities for all years subject to examination based upon management's evaluation of the facts and circumstances and information available at the reporting dates. For those tax positions where it is more likely than not that a tax benefit will be sustained, we have recorded the largest amount of tax benefit with a greater than 50% likelihood of being realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where it is not more likely than not that a tax benefit will be sustained, no tax benefit has been recognized in the financial statements. Where applicable, the related interest cost has also been recognized as a component of the income tax provision.

A valuation allowance is provided when, in our judgment based upon available information, it is more likely than not that a portion of such deferred tax assets will not be realized. To make this assessment, we consider the historical and projected future taxable income or loss by tax jurisdiction. We consider all components of comprehensive income and weigh the positive and negative evidence, putting greater reliance on objectively verifiable historical evidence than on projections of future profitability that are dependent on actions that have not taken place as of the assessment date. We also consider changes to historical profitability of actions that occurred through the date of assessment and objectively verifiable effects of material forecasted events that would have a sustained effect on future profitability, as well as the effect on historical profits of nonrecurring events. We also incorporate the changes to historical and prospective income from tax planning strategies that are prudent and feasible.

Research and development — Research and development costs include expenditures for research activities relating to product development and improvement. Salaries, fringes and occupancy costs, including building, utility and overhead costs, comprise the vast majority of these expenses and are expensed as incurred. Research and development expenses were $229, $237 and $201 in 2024, 2023 and 2022.

Recently adopted accounting pronouncements

On December 31, 2024 we adopted Accounting Standards Update (ASU) 2023-07, *Segment Reporting (Topic 280)*. The guidance enhances reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. See Note 19 for more information.

Recently issued accounting pronouncements

In November 2024, the Financial Accounting Standards Board (FASB) issued ASU 2024-03, *Disaggregation of Income Statement Expenses (Subtopic 220-40),* which requires public entities to disclose detailed components of income statement expenses, such as inventory purchases, employee compensation, depreciation and amortization within relevant expense captions. Companies are also required to explain amounts not disaggregated and define and disclose total selling expenses. The guidance is effective for fiscal years beginning after December 15, 2026, and interim periods beginning after December 15, 2027. We are currently evaluating the impact of the guidance on our financial statement disclosures.

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures.* This guidance requires disaggregated income tax disclosures on the rate reconciliation and income taxes paid. The guidance becomes effective for annual periods beginning after December 15, 2024, with early adoption permitted. We are currently evaluating the impact of the guidance on our financial statement disclosures.

Note 2. Goodwill and Other Intangible Assets

Goodwill — Our goodwill is tested for impairment annually as of October 31 for all of our reporting units, and more frequently if events or circumstances warrant such a review. For our 2024 annual impairment test, we performed a Step 0 qualitative approach for the Off-Highway reporting unit. Based on the results of the qualitative assessment, we determined that it is more likely than not that the fair value of our Off-Highway reporting unit exceeded its carrying value and as such, our goodwill was not considered impaired as of October 31, 2024.

We evaluated macro-economic conditions during the third quarter of 2022, including the impact of the Federal Reserve further increasing the risk-free interest rate, as well as the negative impact of sustained higher commodity costs, non-material cost increases and operational inefficiencies attributable to continued global supply chain disruptions. We believe that these conditions were factors in our market capitalization falling below the book value of net assets as of September 30, 2022. Accordingly, we concluded a triggering event had occurred and performed an interim goodwill impairment analyses for our Commercial Vehicle and Off-Highway reporting units.

Based on the results of our interim impairment analyses, we concluded that the carrying value exceeded fair value of our Commercial Vehicle reporting unit and we recorded a goodwill impairment charge of $191, representing a full impairment of goodwill assigned to the Commercial Vehicle reporting unit. Our analysis for the Off-Highway reporting unit indicated that the fair value exceeded the carrying value by a substantial amount and, accordingly, no impairment charge was required.

Changes in the carrying amount of goodwill by segment —

	Off-Highway
Balance, December 31, 2022	$ 259
Currency impact	4
Balance, December 31, 2023	263
Impaired as part of disposal group previously held for sale	(2)
Currency impact	(11)
Balance, December 31, 2024	$ 250

Non-amortizable intangible assets — Our non-amortizable intangible assets include a portion of our trademarks and trade names. Non-amortizable trademarks and trade names consist of the Dana®, Spicer® and TM4® trademarks and trade names utilized in our Commercial Vehicle and Off-Highway segments. We value trademarks and trade names using a relief from royalty method which is based on revenue streams. No impairment was recorded during the three years ended December 31, 2024 in connection with the required annual assessment for trademarks and trade names.

Amortizable intangible assets — Our amortizable intangible assets include core technology, customer relationships and a portion of our trademarks and trade names. Core technology includes the proprietary know-how and expertise that is inherent in our products and manufacturing processes. Customer relationships include the established relationships with our customers and the related ability of these customers to continue to generate future recurring revenue and income. Amortizable trademarks and trade names include the Graziano™, Fairfield® and Brevini® trademarks and trade names utilized in our Off-Highway segment.

These assets are tested for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. We group the assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities and evaluate the asset group against the undiscounted future cash flows. We use our internal forecasts, which we update quarterly, to develop our cash flow projections. These forecasts are based on our knowledge of our customers' production forecasts, our assessment of market growth rates, net new business, material and labor cost estimates, cost recovery agreements with customers and our estimate of savings expected from our restructuring activities. The most likely factors that would significantly impact our forecasts are changes in customer production levels and loss of significant portions of our business. Our valuation is applied over the life of the primary assets within the asset groups. If the undiscounted cash flows do not indicate that the carrying amount of the asset group is recoverable, an impairment charge is recorded if the carrying amount of the asset group exceeds its fair value based on discounted cash flow analyses or appraisals. There were no impairments recorded during the three years ended December 31, 2024 , 2023, and 2022.

Components of other intangible assets (excluding fully-amortized other intangible assets) —

	Weighted Average Useful Life (years)	December 31, 2024			December 31, 2023		
		Gross Carrying Amount	Accumulated Impairment and Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Impairment and Amortization	Net Carrying Amount
Amortizable intangible assets							
Core technology	10	$ 59	$ (35)	$ 24	$ 71	$ (38)	$ 33
Trademarks and trade names	13	23	(14)	9	28	(14)	14
Customer relationships	12	116	(69)	47	125	(63)	62
Non-amortizable intangible assets							
Trademarks and trade names		70		70	73		73
		$ 268	$ (118)	$ 150	$ 297	$ (115)	$ 182

During 2024, fully amortized intangible assets were written off and have been excluded from the table above.

The net carrying amounts of intangible assets, other than goodwill, attributable to each of our operating segments at December 31, 2024 were as follows: Light Vehicle – $11, Commercial Vehicle – $51, Off-Highway – $85, and Power Technologies – $3.

Amortization expense related to amortizable intangible assets —

	2024	2023	2022
Charged to cost of sales	$ 8	$ 10	$ 9
Charged to amortization of intangibles	13	13	14
Total amortization	$ 21	$ 23	$ 23

The following table provides the estimated aggregate pre-tax amortization expense related to intangible assets for each of the next five years based on December 31, 2024 exchange rates. Actual amounts may differ from these estimates due to such factors as currency translation, customer turnover, impairments, additional intangible asset acquisitions and other events.

	2025	2026	2027	2028	2029
Amortization expense	$ 19	$ 17	$ 16	$ 11	$ 7

Note 3. Restructuring of Operations

Our restructuring activities include rationalizing our operating footprint by consolidating facilities, positioning operations in lower cost locations, and headcount reduction initiatives focused on reducing operating and overhead costs. Restructuring expense includes costs associated with current and previously announced actions and is comprised of contractual and noncontractual separation costs and exit costs, including certain operating costs of facilities that we are in the process of closing.

During 2024, we announced actions to consolidate certain manufacturing facilities along with global headcount reductions focused on reducing engineering and overhead costs in response to market dynamics, including delays in the adoption of electric vehicles.

Accrued restructuring costs and activity, including noncurrent portion —

	Employee Termination Benefits	Exit Costs	Total
Balance, December 31, 2021	$ 11	$ —	$ 11
Charges to restructuring	2	2	4
Adjustments of accruals	(5)		(5)
Cash payments	(6)	(2)	(8)
Balance, December 31, 2022	2	—	2
Charges to restructuring	17	8	25
Cash payments	(9)	(8)	(17)
Balance, December 31, 2023	10	—	10
Charges to restructuring	65	13	78
Adjustments of accruals	(2)		(2)
Cash payments	(22)	(12)	(34)
Currency impact	(1)		(1)
Balance, December 31, 2024	$ 50	$ 1	$ 51

At December 31, 2024, accrued employee termination benefits include costs to reduce approximately 1,300 employees to be completed over the next year.

Note 4. Inventories

Inventory components at December 31 —

	2024	2023
Raw materials	$ 629	$ 681
Work in process and finished goods	918	995
Total	$ 1,547	$ 1,676

Note 5. Supplemental Balance Sheet and Cash Flow Information

Supplemental balance sheet information at December 31 —

	2024	2023
Other current assets:		
Prepaid expenses	$ 141	$ 155
Restricted cash	9	23
Other	56	69
Total	$ 206	$ 247
Other noncurrent assets:		
Deferred customer incentives	$ 28	$ 34
Pre-production costs receivable	32	24
Pension assets, net of related obligations	11	12
Restricted cash	9	11
Deferred financing costs	4	5
Other	105	54
Total	$ 189	$ 140
Property, plant and equipment, net:		
Land and improvements to land	$ 180	$ 198
Buildings and building fixtures	550	576
Machinery and equipment	3,856	3,815
Software and hardware	367	366
Construction in progress	482	450
Finance lease right-of-use assets	97	55
Total cost	5,532	5,460
Less: accumulated depreciation	(3,318)	(3,149)
Net	$ 2,214	$ 2,311
Other accrued liabilities (current):		
Non-income taxes payable	$ 59	$ 57
Warranty reserves	59	53
Contract liabilities	25	50
Accrued interest	43	50
Accrued customer rebates	24	27
Payable under forward contracts	41	12
Restructuring costs	51	10
Environmental	4	3
Deferred government assistance	3	
Other expense accruals	159	111
Total	$ 468	$ 373
Other noncurrent liabilities:		
Income tax liability	$ 80	$ 81
Interest rate swap market valuation	5	20
Deferred income tax liability	53	34
Workplace injury costs	13	13
Warranty reserves	64	63
Deferred government assistance	17	16
Other noncurrent liabilities	165	92
Total	$ 397	$ 319

Cash, cash equivalents and restricted cash at —

	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021
Cash and cash equivalents	$ 494	$ 529	$ 425	$ 268
Restricted cash included in other current assets	9	23	7	9
Restricted cash included in other noncurrent assets	9	11	10	10
Total cash, cash equivalents and restricted cash	$ 512	$ 563	$ 442	$ 287

Supplemental cash flow information —

	2024	2023	2022
Change in working capital:			
Change in accounts receivable	$ 94	$ 12	$ (81)
Change in inventories	55	(42)	(99)
Change in accounts payable	(154)	(88)	343
Change in accrued payroll and employee benefits	(37)	73	36
Change in accrued income taxes	(4)	54	10
Change in other current assets and liabilities	73	61	(10)
Net	$ 27	$ 70	$ 199
Cash paid during the period for:			
Interest	$ 159	$ 128	$ 117
Income taxes	172	148	132
Noncash investing and financing activities:			
Purchases of property, plant and equipment held in accounts payable	$ 48	$ 48	$ 74
Stock compensation plans	27	26	17
Noncash dividends declared	1	1	1

Supplier finance programs information —

	2024
Confirmed obligations outstanding at the beginning of the year	$ 69
Invoices confirmed during the year	243
Confirmed invoices paid during the year	(249)
Confirmed obligations outstanding at the end of the year	$ 63

Note 6. Leases

Our leases generally have remaining lease terms of one year to twenty years, some of which include options to extend the leases for up to forty years. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table provides a summary of the location and amounts related to finance leases recognized in the consolidated balance sheet. Short-term lease costs were insignificant as of December 31, 2024, 2023, and 2022.

	Classification	2024	2023
Finance lease right-of-use assets	Property, plant and equipment, net	$ 97	$ 55
Finance lease liabilities	Current portion of long-term debt	14	7
Finance lease liabilities	Long-term debt	79	42

Components of lease expense —

	2024	2023	2022
Operating lease cost	$ 67	$ 65	$ 58
Finance lease cost:			
Amortization of right-of-use assets	$ 11	$ 8	$ 9
Interest on lease liabilities	3	2	2
Total finance lease cost	$ 14	$ 10	$ 11

Supplemental cash flow information related to leases —

	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 66	$ 62	$ 60
Operating cash flows from finance leases	3	2	2
Financing cash flows from finance leases	10	8	9
Right-of-use assets obtained in exchange for lease obligations:			
Operating leases	$ 29	$ 61	$ 111
Finance leases	58	5	6

Supplemental balance sheet information related to leases —

	2024	2023
Weighted-average remaining lease term (years):		
Operating leases	9	10
Finance leases	8	12
Weighted-average discount rate:		
Operating leases	7.4%	7.2%
Finance leases	6.5%	5.1%

Maturities —

	Operating Leases	Finance Leases
2025	$ 64	$ 20
2026	57	19
2027	49	19
2028	40	14
2029	34	11
Thereafter	182	37
Total lease payments	426	120
Less: interest	124	27
Present value of lease liabilities	$ 302	$ 93

Finance lease payments presented in the table above exclude approximately $52 of undiscounted minimum lease payments for non-cancellable equipment leases with various banks signed in 2024 but commencing in 2025. These leases generally have lease terms of five years.

Note 7. Stockholders' Equity

Preferred Stock

We are authorized to issue 50,000,000 shares of Dana preferred stock, par value $0.01 per share. There were no preferred shares outstanding at December 31, 2024 or 2023.

Common Stock

We are authorized to issue 450,000,000 shares of Dana common stock, par value $0.01 per share. At December 31, 2024, there were 145,831,417 shares of our common stock issued and 144,993,614 shares outstanding, net of 837,803 in treasury shares. Treasury shares include those shares withheld at cost to satisfy tax obligations from stock awards issued under our stock compensation plan in addition to shares repurchased through share repurchase programs.

Our Board of Directors declared a cash dividend of ten cents per share of common stock in all four quarters of 2024. Aggregate 2024 cash dividends paid totaled $58. Dividends accrue on restricted stock units (RSUs) granted under our stock compensation program and will be paid in cash or additional units when the underlying units vest.

Treasury stock — On December 17, 2022, we retired 13,477,933 shares of treasury stock. The $216 excess of the cost of the treasury stock over the common stock par value, based on the weighted-average pool price of our treasury shares at the date of retirement, was charged to additional paid-in capital.

Changes in each component of AOCI of the parent —

	Parent Company Stockholders			
	Foreign Currency Translation	Hedging	Defined Benefit Plans	Accumulated Other Comprehensive Loss
Balance, December 31, 2021	$ (809)	$ 4	$ (180)	$ (985)
Other comprehensive income (loss):				
Currency translation adjustments	(88)			(88)
Holding gains and losses		76		76
Reclassification of amount to net income (a)		(56)		(56)
Net actuarial gains			62	62
Reclassification adjustment for net actuarial losses included in net periodic benefit cost (b)			11	11
Tax benefit (expense)	2	(3)	(20)	(21)
Other comprehensive income (loss)	(86)	17	53	(16)
Balance, December 31, 2022	(895)	21	(127)	(1,001)
Other comprehensive income (loss):				
Currency translation adjustments	27			27
Holding gains and losses		22		22
Reclassification of amount to net income (a)		(23)		(23)
Net actuarial losses			(25)	(25)
Reclassification adjustment for net actuarial losses included in net periodic benefit cost (b)			3	3
Tax benefit			7	7
Other comprehensive income (loss)	27	(1)	(15)	11
Balance, December 31, 2023	(868)	20	(142)	(990)
Other comprehensive income (loss):				
Currency translation adjustments	(110)			(110)
Holding gains and losses		(28)		(28)
Reclassification of amount to net income (a)		(31)		(31)
Net actuarial gains			4	4
Reclassification adjustment for net actuarial losses included in net periodic benefit cost (b)			6	6
Tax benefit (expense)	1	10	(4)	7
Other comprehensive income (loss)	(109)	(49)	6	(152)
Balance, December 31, 2024	$ (977)	$ (29)	$ (136)	$ (1,142)

Notes:
(a) Realized gains and losses from currency-related forward contracts associated with forecasted transactions or from other derivative instruments treated as cash flow hedges are reclassified from AOCI into the same line item in the consolidated statement of operations in which the underlying forecasted transaction or other hedged item is recorded. See Note 13 for additional details.
(b) See Note 11 for additional details.

Note 8. Redeemable Noncontrolling Interests

Hydro-Québec owns a 45% redeemable noncontrolling interest in Dana TM4 Inc., Dana TM4 Electric Holdings BV and Dana TM4 USA, LLC. The terms of the joint venture agreement provide Hydro-Québec with the right to put all, and not less than all, of its ownership interests in Dana TM4 Inc., Dana TM4 Electric Holdings BV and Dana TM4 USA, LLC to Dana at fair value.

Redeemable noncontrolling interests reflected as of the balance sheet date are the greater of the redeemable noncontrolling interest balances adjusted for comprehensive income (loss) items and distributions or the redemption values. Redeemable noncontrolling interest adjustments of redemption value are recorded in retained earnings. We estimate the fair value of the redemption value using an income based approach based on discounted cash flow projections. In determining fair value using discounted cash flow projections, we make significant assumptions and estimates about the extent and timing of future cash flows, including revenue growth rates, projected EBITDA, discount rate, capital expenditures and terminal growth rate.

On May 6, 2024, Hydro-Québec provided Dana with its put notice. Subsequent to May 6, 2024, Dana will no longer attribute net income (loss) and other comprehensive income (loss) items of Dana TM4 Inc., Dana TM4 Electric Holdings BV and Dana TM4 USA, LLC to Hydro-Québec's redeemable noncontrolling interest. Closure of the transaction will proceed in accordance with the provisions of the shareholders agreement.

Reconciliation of changes in redeemable noncontrolling interests —

	2024	2023
Balance, beginning of period	$ 191	$ 195
Capital contribution from redeemable noncontrolling interest	18	22
Adjustment to redemption value	(4)	(16)
Other		
Comprehensive income (loss) adjustments:		
Net loss attributable to redeemable noncontrolling interests	(13)	(12)
Other comprehensive income (loss) attributable to redeemable noncontrolling interests	(3)	2
Balance, end of period	$ 189	$ 191

Note 9. Earnings per Share

Reconciliation of the numerators and denominators of the earnings per share calculations —

	2024	2023	2022
Net income (loss) available to common stockholders - Numerator basic and diluted	$ (57)	$ 38	$ (242)
Denominator:			
Weighted-average common shares outstanding - Basic	145.2	144.4	143.6
Employee compensation-related shares, including stock options		0.2	
Weighted-average common shares outstanding - Diluted	145.2	144.6	143.6

The share count for diluted earnings per share is computed on the basis of the weighted-average number of common shares outstanding plus the effects of dilutive common stock equivalents (CSEs) outstanding during the period. We excluded 0.1 million CSEs from the calculations of diluted earnings per share for the years 2023 and 2022 as the effect of including them would have been anti-dilutive. In addition, we excluded CSEs that satisfied the definition of potentially dilutive shares of 0.2 million and 0.7 million for 2024 and 2022 because the net loss position made these anti-dilutive.

Note 10. Stock Compensation

2021 Omnibus Incentive Plan

The 2021 Omnibus Incentive Plan (the Plan) authorizes the grant of stock options, stock appreciation rights (SARs), RSUs and performance share units (PSUs) through April 2031. Cash-settled awards do not count against the number of shares available for award under the Plan. At December 31, 2024, there were 4.3 million shares available for future grants. Shares of common stock to be issued under the Plan are made available from authorized and unissued Dana common stock.

Award activity — (shares in millions)

	RSUs		PSUs	
	Shares	Grant-Date Fair Value*	Shares	Grant-Date Fair Value*
December 31, 2023	1.9	$ 20.05	0.7	$ 21.70
Granted	2.9	11.25	0.7	13.23
Vested	(1.0)	20.08	(0.5)	18.83
Expired	(0.6)	14.95	(0.1)	12.20
December 31, 2024	3.2	12.76	0.8	13.59

* Weighted-average per share

	2024	2023	2022
Total stock compensation expense	$ 30	$ 26	$ 19
Total grant-date fair value of awards vested	31	33	19
Cash received from exercise of stock options		3	
Cash paid to settle SARs and RSUs	4	5	4
Intrinsic value of stock options and SARs exercised		1	
Intrinsic value of RSUs and PSUs vested	21	30	21

Compensation expense is generally measured based on the fair value at the date of grant and is recognized on a straight-line basis over the vesting period. For RSUs and PSUs, the fair value is based on the closing market price of our common stock at the date of grant. Awards that are settled in cash are subject to liability accounting. Accordingly, the fair value of such awards is remeasured at the end of each reporting period until settled or expired. We had accrued $2 for cash-settled awards at both December 31, 2024 and 2023. During 2024 we issued 0.8 million and 0.2 million shares of common stock based on vesting of RSUs and PSUs, respectively. At December 31, 2024, the total unrecognized compensation cost related to the nonvested awards granted and expected to vest was $28. This cost is expected to be recognized over a weighted-average period of 1.4 years.

Stock options and stock appreciation rights — The exercise price of each option or SAR equals the closing market price of our common stock on the date of grant. SARs are settled in cash for the difference between the market price on the date of exercise and the exercise price. We have not granted stock options or SARs since 2013. At December 31, 2024, there were no outstanding stock options or SARs as they have all been exercised or expired.

Restricted stock units and performance shares units — Each RSU or PSU granted represents the right to receive one share of Dana common stock or, at the election of Dana (for units awarded to board members) or for employees located outside the U.S. (for employee awarded units), cash equal to the market value per share. All RSUs contain dividend equivalent rights. RSUs granted to non-employee directors vest on the first anniversary date of the grant and those granted to employees pro-rata vest over three years. PSUs granted to employees vest if specified performance goals are achieved during the respective performance period, generally three years.

Under the 2024, 2023, and 2022 stock compensation award programs, the number of PSUs that ultimately vest is contingent on achieving specified financial targets and specified total shareholder return targets relative to peer companies. For the portions of the awards based on financial metrics, we estimated the fair value at grant date based on the closing market price of our common stock at the date of grant adjusted for the value of assumed dividends over the period because the awards are not dividend protected. The estimated grant date value is accrued over the performance period and adjusted as appropriate based on performance relative to the target. For the portion of the PSU award based on shareholder returns, we estimated the fair value at grant date using various assumptions as part of a Monte Carlo simulation. The expected term represents the period from the grant date to the end of the performance period. The risk-free interest rate was based on U.S. Treasury constant maturity rates at the grant date. The dividend yield was calculated using our historical approach calculated by dividing the expected annual dividend by the average stock price over the prior year. The estimated volatility was based on observed historical volatility of daily stock returns for the 3-year period preceding the grant date.

	PSUs	
	2024	2023
Expect term (in years)	3.0	3.0
Risk-free interest rate	4.39%	4.28%
Dividend yield	2.7%	2.5%
Expected volatility	47.7%	67.0%

Cash incentive awards — Our 2021 Omnibus Incentive Plan provides for cash incentive awards. We make awards annually to certain eligible employees designated by Dana, including certain executive officers. Awards under the plan are primarily based on achieving certain financial performance goals. The financial performance goals of the plan are established annually by the Board of Directors.

Under the 2024 annual incentive program, participants were eligible to receive cash awards based on achieving earnings, net new business and cash flow performance goals. Under the 2023 and 2022 annual incentive programs, participants were eligible to receive cash awards based on achieving earnings, sales and cash flow performance goals. We accrued $57, $98 and $37 of expense in 2024, 2023 and 2022 for the expected cash payments under these programs.

Note 11. Pension and Postretirement Benefit Plans

We sponsor various defined benefit, qualified and nonqualified, pension plans covering eligible employees. Other postretirement benefits (OPEB), including medical and life insurance, are provided for certain employees upon retirement.

We also sponsor various defined contribution plans that cover the majority of our employees. Under the terms of the qualified defined contribution retirement plans, employee and employer contributions may be directed into a number of diverse investments. None of these qualified defined contribution plans allow direct investment in our stock.

Components of net periodic benefit cost (credit) and other amounts recognized in OCI —

	Pension Benefits					
	2024		2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Interest cost	$ 26	$ 13	$ 28	$ 14	$ 16	$ 8
Expected return on plan assets	(29)	(3)	(31)	(3)	(28)	(2)
Service cost		6		6		7
Amortization of net actuarial loss	7	2	7		8	5
Settlements	3					
Curtailment				(1)		
Net periodic benefit cost (credit)	7	18	4	16	(4)	18
Recognized in OCI:						
Amount due to net actuarial (gains) losses	6	(9)	2	15	20	(66)
Reclassification adjustment for net actuarial losses in net periodic benefit cost	(7)	(2)	(7)		(8)	(5)
Total recognized in OCI	(1)	(11)	(5)	15	12	(71)
Net recognized in benefit cost (credit) and OCI	$ 6	$ 7	$ (1)	$ 31	$ 8	$ (53)

	OPEB					
	2024		2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Interest cost	$ —	$ 2	$ 1	$ 2	$ —	$ 2
Service cost						
Amortization of net actuarial gain	(1)	(2)		(4)		(2)
Net periodic benefit cost (credit)	(1)	—	1	(2)	—	—
Recognized in OCI:						
Amount due to net actuarial (gains) losses	(1)			8	(1)	(15)
Reclassification adjustment for net actuarial gain in net periodic benefit cost	1	2		4		2
Total recognized in OCI	—	2	—	12	(1)	(13)
Net recognized in benefit cost (credit) and OCI	$ (1)	$ 2	$ 1	$ 10	$ (1)	$ (13)

Our U.S. defined benefit pension plans are frozen and no additional service cost is being accrued. The service cost component for international plans is included in cost of sales and selling, general and administrative expenses. Other components of net periodic benefit cost (credit) are included in other income (expense), net in our consolidated income statement. Actuarial gains and losses resulting from plan remeasurement are recognized in AOCI in the period of remeasurement. We use the corridor approach for purposes of systematically amortizing deferred gains or losses as a component of net periodic benefit cost into the income statement in future reporting periods. The amortization period used is generally the average remaining service period of active participants in the plan unless almost all of the plan's participants are inactive, in which case we use the average remaining life expectancy of the inactive participants.

Funded status — The following tables provide reconciliations of the changes in benefit obligations, plan assets and funded status.

| | Pension Benefits | | | | OPEB | | | |
| | 2024 | | 2023 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Reconciliation of benefit obligation:								
Obligation at beginning of period	$ 549	$ 330	$ 557	$ 296	$ 3	$ 55	$ 2	$ 48
Interest cost	26	13	28	14		2	1	2
Service cost		6		6				
Actuarial (gain) loss	(21)	(10)	12	17	(1)			8
Benefit payments	(46)	(14)	(48)	(16)		(4)		(4)
Amendments						(2)		
Settlements	3	(4)		(1)				
Translation adjustments		(27)		14		(4)		1
Obligation at end of period	$ 511	$ 294	$ 549	$ 330	$ 2	$ 47	$ 3	$ 55

| | Pension Benefits | | | | OPEB | | | |
| | 2024 | | 2023 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Reconciliation of fair value of plan assets:								
Fair value at beginning of period	$ 530	$ 69	$ 537	$ 59	$ —	$ —	$ —	$ 1
Actual return on plan assets	2	2	41	5				
Employer contributions	7	15		18		4		4
Benefit payments	(46)	(14)	(48)	(16)		(4)		(4)
Settlements		(4)		(1)				
Translation adjustments		(7)		4				(1)
Fair value at end of period	$ 493	$ 61	$ 530	$ 69	$ —	$ —	$ —	$ —
Funded status at end of period	$ (18)	$ (233)	$ (19)	$ (261)	$ (2)	$ (47)	$ (3)	$ (55)

Amounts recognized in the balance sheet —

| | Pension Benefits | | | | OPEB | | | |
| | 2024 | | 2023 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Amounts recognized in the consolidated balance sheet:								
Noncurrent assets	$ 9	$ 2	$ 11	$ 1	$ —	$ —	$ —	$ —
Current liabilities		(12)		(12)		(4)		(4)
Noncurrent liabilities	(27)	(223)	(30)	(250)	(2)	(43)	(3)	(51)
Net amount recognized	$ (18)	$ (233)	$ (19)	$ (261)	$ (2)	$ (47)	$ (3)	$ (55)

Amounts recognized in AOCI —

| | Pension Benefits | | | | OPEB | | | |
| | 2024 | | 2023 | | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Amounts recognized in AOCI:								
Net actuarial loss (gain)	$ 135	$ 9	$ 136	$ 20	$ —	$ (31)	$ —	$ (33)
AOCI before tax	135	9	136	20	—	(31)	—	(33)
Deferred taxes	19	(3)	18	(7)		8		8
Net	$ 154	$ 6	$ 154	$ 13	$ —	$ (23)	$ —	$ (25)

The net actuarial loss for U.S. pension plans for 2024 was primarily due to the actual return on assets underperforming the expected asset return, partially offset by an increase in discount rates. The actuarial gain for non-U.S. plans was due to an increase in discount rates. The actuarial gain for OPEB for 2024 was primarily due to an increase in the discount rates.

The net actuarial loss for pension for 2023 was primarily due to a decrease in discount rates, partially offset due to the actual return on assets exceeding the expected asset return. The actuarial loss for OPEB for 2023 was primarily due to a decrease in the discount rates.

Aggregate funding levels — The following table presents information regarding the aggregate funding levels of our defined benefit pension plans at December 31:

| | 2024 | | 2023 | |
	U.S.	Non-U.S.	U.S.	Non-U.S.
Plans with fair value of plan assets in excess of obligations:				
Accumulated benefit obligation	$ 385	$ 23	$ 416	$ 31
Projected benefit obligation	385	23	416	32
Fair value of plan assets	394	26	427	33
Plans with obligations in excess of fair value of plan assets:				
Accumulated benefit obligation	$ 126	$ 245	$ 133	$ 270
Projected benefit obligation	126	271	133	298
Fair value of plan assets	99	35	103	36

Fair value of pension plan assets —

| | | Fair Value Measurements at December 31, 2024 | | | | | | |
| | | U.S. | | | | Non-U.S. | | |
Asset Category	Total	Level 1	Level 2	Level 3	NAV (a)	Level 1	Level 2	Level 3
Equity securities:								
U.S. all cap (b)	$ 25	$ 25	$ —	$ —	$ —	$ —	$ —	$ —
U.S. large cap	26				26			
EAFE composite	12				12			
Emerging markets	9				9			
Fixed income securities:								
Corporate bonds	345		177		168			
U.S. Treasury strips	11		11					
Non-U.S. government securities	16		3				13	
Emerging market debt	7				7			
Collateralized mortgage obligations	9		9					
Alternative investments:								
Insurance contracts (c)	50			5				45
Real estate	11				11			
Other	3						3	
Cash and cash equivalents	30		30					
Total	$ 554	$ 25	$ 230	$ 5	$ 233	$ —	$ 16	$ 45

| | | Fair Value Measurements at December 31, 2023 | | | | | | |
| | | U.S. | | | | Non-U.S. | | |
Asset Category	Total	Level 1	Level 2	Level 3	NAV (a)	Level 1	Level 2	Level 3
Equity securities:								
U.S. all cap (b)	$ 25	$ 25	$ —	$ —	$ —	$ —	$ —	$ —
U.S. large cap	26				26			
EAFE composite	14				14			
Emerging markets	10				10			
Fixed income securities:								
Corporate bonds	379		190		189			
U.S. Treasury strips	7		7					
Non-U.S. government securities	19		2				17	
Emerging market debt	8				8			
Alternative investments:								
Insurance contracts (c)	54			6				48
Real estate	11				11			
Other	4						4	
Cash and cash equivalents	42		42					
Total	$ 599	$ 25	$ 241	$ 6	$ 258	$ —	$ 21	$ 48

Notes:

(a) Certain assets are measured at fair value using the net asset value (NAV) per share (or its equivalent) practical expedient and have not been classified in the fair value hierarchy.
(b) This category comprises a combination of small-, mid- and large-cap equity stocks that are allocated at the investment manager's discretion. Investments include common and preferred securities as well as equity funds that invest in these instruments.
(c) This category comprises contracts placed with insurance companies where the underlying assets are invested in fixed interest securities.

Reconciliation of Level 3 Assets	2024		2023	
	U.S. Insurance Contracts	Non-U.S. Insurance Contracts	U.S. Insurance Contracts	Non-U.S. Insurance Contracts
Fair value at beginning of period	$ 6	$ 48	$ 6	$ 43
Actual gains relating to assets still held at the reporting date		2		5
Purchases, sales and settlements	(1)	(2)		(1)
Currency impact		(3)		1
Fair value at end of period	$ 5	$ 45	$ 6	$ 48

Valuation Methods

Equity securities — The fair value of equity securities held directly by the trust is based on quoted market prices. When the equity securities are held in commingled funds that are not publicly traded, the fair value of our interest in the fund is its NAV as determined by quoted market prices for the underlying holdings.

Fixed income securities — The fair value of fixed income securities held directly by the trust is based on a bid evaluation process with input from independent pricing sources. When the fixed income securities are held in commingled funds that are not publicly traded, the fair value of our interest in the fund is its NAV as determined by a similar valuation of the underlying holdings.

Insurance contracts — The values shown for insurance contracts are the amounts reported by the insurance company and approximate the fair values of the underlying investments.

Real estate — The investments in real estate represent ownership interests in commingled funds and partnerships that invest in real estate. The investment managers determine the NAV of these ownership interests using the fair value of the underlying real estate which is obtained via independent third party appraisals prepared on a periodic basis. Assumptions used to value the properties are updated quarterly. For the component of the real estate portfolio under development, the investments are carried at cost until they are completed and valued by a third party appraiser.

Cash and cash equivalents — The fair value of cash and cash equivalents is set equal to its amortized cost.

The methods described above may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while we believe the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Investment policy — Target asset allocations of U.S. pension plans are established through an investment policy, which is updated periodically and reviewed by an Investment Committee, comprised of certain company officers. The investment policy allows for a flexible asset allocation mix which is intended to provide appropriate diversification to lessen market volatility while assuming a reasonable level of economic risk.

Our policy recognizes that properly managing the relationship between pension assets and pension liabilities serves to mitigate the impact of market volatility on our funding levels. The investment policy permits plan assets to be invested in a number of diverse categories, including a Growth Portfolio, an Immunizing Portfolio and a Liquidity Portfolio. These sub-portfolios are intended to balance the generation of incremental returns with the management of overall risk.

The Growth Portfolio is invested in a diversified pool of assets in order to generate an incremental return with an acceptable level of risk. The Immunizing Portfolio is a hedging portfolio that may be comprised of fixed income securities and overlay positions. This portfolio is designed to offset changes in the value of the pension liability due to changes in interest rates. The Liquidity Portfolio is a cash portfolio designed to meet short-term liquidity needs and reduce the plans' overall risk. As a result of our diversification strategies, there are no significant concentrations of risk within the portfolio of investments.

The allocations among portfolios are adjusted as needed to meet changing objectives and constraints and to manage the risk of adverse changes in the unfunded positions of our plans. At December 31, 2024, the U.S. plans had targets of 21% for the Growth Portfolio (U.S. and non-U.S. equities, high-yield fixed income, real estate, emerging market debt and cash), 77% for the Immunizing Portfolio (long duration U.S. Treasury strips, corporate bonds and cash) and 2% for the Liquidity Portfolio (cash and short-term securities). The assets held at December 31, 2024 by the U.S. plans were invested 21% in the Growth Portfolio, 76% in the Immunizing Portfolio and 3% in the Liquidity Portfolio.

Significant assumptions — The significant weighted-average assumptions used in the measurement of pension benefit obligations at December 31 of each year and the net periodic benefit cost for each year are as follows:

	2024		2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
Pension benefit obligations:						
Discount rate	5.58%	4.56%	5.12%	4.33%	5.47%	4.74%
Net periodic benefit cost:						
Discount rate	5.07%	4.74%	5.36%	4.98%	2.29%	2.20%
Rate of compensation increase	N/A	3.75%	N/A	3.68%	N/A	3.11%
Expected return on plan assets	5.75%	5.39%	6.00%	5.13%	4.00%	3.64%

The pension plan discount rate assumptions are evaluated annually in consultation with our outside actuarial advisers. Long-term interest rates on high quality corporate debt instruments are used to determine the discount rate. For our largest plans, discount rates are developed using a discounted bond portfolio analysis, with appropriate consideration given to defined benefit payment terms and duration of the liabilities.

For pension and other postretirement benefit plans that utilize a full yield curve approach to estimate the interest and service components of net periodic benefit cost, we apply the specific spot rates along the yield curve used in the most recent remeasurement of the benefit obligation to the relevant projected cash flows. We believe this method improves the correlation between the projected cash flows and the corresponding interest rates and provides a more precise measurement of interest and service costs. Since the remeasurement of total benefit obligations is not affected, the resulting reduction in periodic benefit cost is offset by an increase in the actuarial loss.

The expected rate of return on plan assets was selected on the basis of our long-term view of return and risk assumptions for major asset classes. We define long-term as forecasts that span at least the next ten years. Our long-term outlook is influenced by a combination of return expectations by individual asset class, actual historical experience and our diversified investment strategy. We consult with and consider the opinions of financial professionals in developing appropriate capital market assumptions. Return projections are also validated using a simulation model that incorporates yield curves, credit spreads and risk premiums to project long-term prospective returns. The appropriateness of the expected rate of return is assessed on an annual basis and revised if necessary. We have a high percentage of total assets in fixed income securities since the benefit accruals are frozen for all of our U.S. pension plans. Based on this assessment, we have selected a 6.00% expected return on asset assumption for 2025 for our U.S. plans.

The significant weighted-average assumptions used in the measurement of OPEB obligations at December 31 of each year and the net periodic benefit cost for each year are as follows:

	2024		2023		2022	
	U.S.	Non-U.S.	U.S.	Non-U.S.	U.S.	Non-U.S.
OPEB benefit obligations:						
Discount rate	5.62%	4.99%	5.19%	5.01%	5.54%	5.44%
Net periodic benefit cost:						
Discount rate	5.18%	5.32%	5.48%	5.64%	2.84%	3.34%
Initial health care cost trend rate	N/A	2.91%	N/A	2.76%	N/A	2.48%
Ultimate health care cost trend rate	N/A	4.17%	N/A	4.19%	N/A	4.09%
Year ultimate reached	N/A	2032	N/A	2032	N/A	2032

The discount rate selection process was similar to the process used for the pension plans. Assumed health care cost trend rates have a significant effect on the health care obligation. To determine the trend rates, consideration is given to the plan design, recent experience and health care economics.

Estimated future benefit payments and contributions — Expected benefit payments by our pension and OPEB plans for each of the next five years and for the following five-year period are as follows:

	Pension Benefits		OPEB	
Year	U.S.	Non-U.S.	U.S.	Non-U.S.
2025	$ 48	$ 18	$ —	$ 4
2026	48	18		4
2027	47	17		4
2028	46	19		4
2029	44	21		4
2030 to 2034	202	113	1	18
Total	$ 435	$ 206	$ 1	$ 38

Pension benefits are funded through deposits with trustees that satisfy, at a minimum, the applicable funding regulations. OPEB benefits are funded as they become due. There are projected contributions of $5 and $17 to be made during 2025 for our U.S. plans and non-U.S. plans, respectively.

Multi-employer pension plans — We participate in the Steelworkers Pension Trust (SPT) multi-employer pension plan which provides pension benefits to certain of our U.S. employees represented by the United Steelworkers and United Automobile Workers unions. Contributions are made in accordance with our collective bargaining agreements and rates are generally based on hours worked. The collective bargaining agreements expire May 22, 2026. The trustees of the SPT have provided us with the latest data available for the plan year ended December 31, 2024. As of that date, the plan is not fully funded. We could be held liable to the plan for our obligations as well as those of other employers as a result of our participation in the plan.

Contribution rates could increase if the plan is required to adopt a funding improvement plan or a rehabilitation plan, if the performance of plan assets does not meet expectations or as a result of future collectively bargained wage and benefit agreements. If we choose to stop participating in the plan, we may be required to pay the plan an amount based on the underfunded status of the plan, referred to as a withdrawal liability.

The Pension Protection Act (PPA) defines a zone status for each plan. Plans in the green zone are at least 80% funded, plans in the yellow zone are at least 65% funded and plans in the red zone are generally less than 65% funded. The SPT plan has utilized extended amortization provisions to amortize its losses from 2008. The plan recertified its zone status after using the extended amortization provisions as allowed by law. The SPT plan has not implemented a funding improvement or rehabilitation plan, nor are such plans pending. Our contributions to the SPT exceeded 5% of the total contributions to the plan.

Pension Fund	Employer Identification Number/ Plan Number	PPA Zone Status		Funding Plan Pending/ Implemented	Contributions by Dana			Surcharge Imposed
		2024	2023		2024	2023	2022	
SPT	23-6648508 / 499	Green	Green	No	$ 16	$ 17	$ 18	No

Note 12. Financing Agreements

Long-term debt at December 31 —

	Interest Rate		2024	2023
Senior Notes due April 15, 2025	5.750%	* $	200	$ 200
Senior Notes due November 15, 2027	5.375%		400	400
Senior Notes due June 15, 2028	5.625%		400	400
Senior Euro Notes due July 15, 2029	3.000%		337	359
Senior Notes due September 1, 2030	4.250%		400	400
Senior Euro Notes due July 15, 2031	8.500%		440	469
Senior Notes due February 15, 2032	4.500%		350	350
Other indebtedness			95	79
Debt issuance costs			(19)	(24)
			2,603	2,633
Less: Current portion of long-term debt			214	35
Long-term debt, less debt issuance costs		$	2,389	$ 2,598

* In conjunction with the issuance of the April 2025 Notes we entered into 8-year fixed-to-fixed cross-currency swaps which have the effect of economically converting the April 2025 Notes to euro-denominated debt at a fixed rate of 3.850%. See Note 13 for additional information.

Interest on the senior notes is payable semi-annually. Other indebtedness includes borrowings from various financial institutions and finance lease obligations.

Scheduled principal payments on long-term debt, excluding finance leases at December 31, 2024 —

	2025	2026	2027	2028	2029
Maturities	$ 200	$ —	$ 400	$ 400	$ 337

Senior notes activity — On May 24, 2023, Dana Financing Luxembourg S.à.r.l. (Dana Financing), a wholly-owned subsidiary of Dana, completed the sale of €425 ($458 as of May 24, 2023) in senior unsecured notes (July 2031 Notes) at 8.500%. The July 2031 Notes are fully and unconditionally guaranteed by Dana. The July 2031 Notes were issued through a private placement and will not be registered under the U.S. Securities Act of 1933, as amended (the Securities Act). The July 2031 Notes were offered only to qualified institutional buyers in reliance on Rule 144A under the Securities Act and, outside the United States, only to non-U.S. investors in reliance on Regulation S under the Securities Act. The July 2031 Notes rank equally with Dana's other unsecured senior notes. Interest on the notes is payable on January 15 and July 15 of each year, beginning on January 15, 2024. The July 2031 Notes will mature on July 15, 2031. Net proceeds of the offering totaled €419 ($451 as of May 24, 2023). Financing costs of €6 ($7 as of May 24, 2023) were recorded as deferred costs and are being amortized to interest expense over the life of the notes. The proceeds from the offering were used to redeem $200 of our April 2025 Notes and to make payments against borrowings on our Revolving Facility. On June 9, 2023 we redeemed $200 of our April 2025 Notes at a price equal to 100.00% plus accrued and unpaid interest. The $1 loss on extinguishment of debt is comprised of the write-off of previously deferred financing costs associated with the April 2025 Notes.

Senior notes redemption provisions — We may redeem some or all of the senior notes at the following redemption prices (expressed as percentages of principal amount), plus accrued and unpaid interest to the redemption date, if redeemed during the 12-month period commencing on the anniversary date of the senior notes in the year set forth below:

Year	April 2025 Notes	November 2027 Notes	June 2028 Notes	July 2029 Notes	September 2030 Notes	July 2031 Notes	February 2032 Notes
				Redemption Price			
2024	100.000%	100.000%	101.406%	101.500%			
2025		100.000%	100.000%	100.750%			
2026		100.000%	100.000%	100.000%	102.125%	104.250%	
2027			100.000%	100.000%	101.417%	102.125%	102.250%
2028				100.000%	100.708%	100.000%	101.500%
2029					100.000%	100.000%	100.750%
2030						100.000%	100.000%
2031							100.000%

Prior to May 1, 2026, we may redeem some or all of the September 2030 Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a "make-whole" premium. We have not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument as the economic characteristics and the risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt.

At any time prior to July 15, 2026, we may redeem up to 40% of the aggregate principal amount of the July 2031 Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 108.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, provided that at least 50% of the aggregate principal amount of the July 2031 Notes remain outstanding after the redemption. Prior to July 15, 2026, we may also redeem some or all of the July 2031 Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a "make-whole" premium. We have not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument as the economic characteristics and the risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt.

At any time prior to February 15, 2025, we may redeem up to 40% of the aggregate principal amount of the February 2032 Notes in an amount not to exceed the amount of proceeds of one or more equity offerings, at a price equal to 104.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the redemption date, provided that at least 50% of the aggregate principal amount of the February 2032 Notes remains outstanding after the redemption. Prior to February 15, 2027, we may redeem some or all of the February 2032 Notes at a redemption price equal to 100% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date plus a "make-whole" premium. We have not separated the make-whole premium from the underlying debt instrument to account for it as a derivative instrument as the economic characteristics and the risks of this embedded derivative are clearly and closely related to the economic characteristics and risks of the underlying debt.

Credit agreement — On March 14, 2023, we amended our credit and guaranty agreement, extending its maturity to March 14, 2028. We recorded deferred fees of $2 related to the amendment. The deferred fees are being amortized over the life of the Revolving Facility. Deferred financing costs on our Revolving Facility are included in other noncurrent assets.

The Revolving Facility is guaranteed by all of our wholly-owned domestic subsidiaries subject to certain exceptions (the guarantors) and are secured by a first-priority lien on substantially all of the assets of Dana and the guarantors, subject to certain exceptions.

Advances under the Revolving Facility bear interest at a floating rate based on, at our option, the base rate or Term Secured Overnight Financing Rate (SOFR) (each as described in the credit and guaranty agreement) plus a margin as set forth below:

	Margin	
Total Net Leverage Ratio	Base Rate	SOFR Rate
Less than or equal to 1.00:1.00	0.25%	1.25%
Greater than 1.00:1.00 but less than or equal to 2.00:1.00	0.50%	1.50%
Greater than 2.00:1.00	0.75%	1.75%

Commitment fees are applied based on the average daily unused portion of the available amounts under the Revolving Facility as set forth below:

Total Net Leverage Ratio	Commitment Fee
Less than or equal to 1.00:1.00	0.250%
Greater than 1.00:1.00 but less than or equal to 2.00:1.00	0.375%
Greater than 2.00:1.00	0.500%

Up to $275 of the Revolving Facility may be applied to letters of credit, which reduces availability. We pay a fee for issued and undrawn letters of credit in an amount per annum equal to the applicable margin for SOFR rate advances based on a quarterly average availability under issued and undrawn letters of credit under the Revolving Facility and a per annum fronting fee of 0.125%, payable quarterly.

At December 31, 2024, we had no outstanding borrowings under the Revolving Facility and had utilized $10 for letters of credit. We had availability at December 31, 2024 under the Revolving Facility of $1,140 after deducting the letters of credit.

Debt covenants — At December 31, 2024, we were in compliance with the covenants of our financing agreements. Under the Revolving Facility and the senior notes, we are required to comply with certain incurrence-based covenants customary for facilities of these types and, in the case of the Revolving Facility, a maintenance covenant tested on the last day of each fiscal quarter requiring us to maintain a first lien net leverage ratio not to exceed 2.00 to 1.00.

Note 13. Fair Value Measurements and Derivatives

In measuring the fair value of our assets and liabilities, we use market data or assumptions that we believe market participants would use in pricing an asset or liability including assumptions about risk when appropriate. Our valuation techniques include a combination of observable and unobservable inputs.

Fair value measurements on a recurring basis — Assets and liabilities that are carried in our balance sheet at fair value are as follows:

			Fair Value	
Category	Balance Sheet Location	Fair Value Level	December 31, 2024	December 31, 2023
Currency forward contracts				
Cash flow hedges	Accounts receivable - Other	2	10	43
Cash flow hedges	Other accrued liabilities	2	28	7
Undesignated	Accounts receivable - Other	2	8	3
Undesignated	Other accrued liabilities	2	14	5
Currency swaps				
Cash flow hedges	Other noncurrent assets	2	23	
Cash flow hedges	Other noncurrent liabilities	2		11
Undesignated	Other noncurrent liabilities	2	5	9

Fair Value Level 1 assets and liabilities reflect quoted prices in active markets. Fair Value Level 2 assets and liabilities reflect the use of significant other observable inputs.

Fair value of financial instruments — The financial instruments that are not carried in our balance sheet at fair value are as follows:

		2024		2023	
	Fair Value Level	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt	2	$ 2,510	$ 2,492	$ 2,582	$ 2,495

Foreign currency derivatives — Our foreign currency derivatives include forward contracts associated with forecasted transactions, primarily involving the purchases and sales of inventory through the next fifteen months, as well as currency swaps associated with certain recorded external notes payable and intercompany loans receivable and payable. Periodically, our foreign currency derivatives also include net investment hedges of certain of our investments in foreign operations.

We have executed fixed-to-fixed cross-currency swaps in conjunction with the issuance of certain notes to eliminate the variability in the functional-currency-equivalent cash flows due to changes in exchange rates associated with the forecasted principal and interest payments. All of the underlying designated financial instruments, and any subsequent replacement debt, have been designated as the hedged items in each respective cash flow hedge relationship, as shown in the table below. Designated as cash flow hedges of the forecasted principal and interest payments of the underlying designated financial instruments, or subsequent replacement debt, all of the swaps economically convert the underlying designated financial instruments into the functional currency of each respective holder. The impact of the interest rate differential between the inflow and outflow rates on all fixed-to-fixed cross-currency swaps is recognized during each period as a component of interest expense.

The following fixed-to-fixed cross-currency swaps were outstanding at December 31, 2024:

Underlying Financial Instrument				Derivative Financial Instrument				
Description	Type	Face Amount	Rate	Notional Amount	Traded Amount	Inflow Rate	Outflow Rate
April 2025 Notes	Payable	$ 200	5.75%	$ 200	€ 185	5.75%	3.85%
Luxembourg Intercompany Notes	Receivable	€ 93	3.85%	$ 100	€ 93	5.75%	3.85%
Luxembourg Intercompany Notes	Receivable	€ 278	3.70%	€ 278	$ 300	5.38%	3.70%
Undesignated 2026 Swap				$ 188	€ 169	6.50%	5.14%
Undesignated Offset 2026 Swap				€ 169	$ 188	3.13%	6.50%

The designated swaps are expected to be highly effective in offsetting the corresponding currency-based changes in cash outflows related to the underlying designated financial instruments. Based on our qualitative assessment that the critical terms of all of the underlying designated financial instruments and all of the associated swaps match and that all other required criteria have been met, we do not expect to incur any ineffectiveness. As effective cash flow hedges, changes in the fair value of the swaps will be recorded in OCI during each period. Additionally, to the extent the swaps remain effective, the appropriate portion of AOCI will be reclassified to earnings each period as an offset to the foreign exchange gain or loss resulting from the remeasurement of the underlying designated financial instruments. See Note 12 for additional information about the April 2025 Notes. To the extent the swaps are no longer effective, changes in their fair values will be recorded in earnings.

The total notional amount of outstanding foreign currency forward contracts, involving the exchange of various currencies, was $1,331 at December 31, 2024 and $776 at December 31, 2023. The total notional amount of outstanding foreign currency swaps, including the fixed-to-fixed cross-currency swaps, was $951 at December 31, 2024 and $981 at December 31, 2023.

The following currency derivatives were outstanding at December 31, 2024:

| Functional Currency | Traded Currency | Notional Amount (U.S. Dollar Equivalent) | | | Maturity |
		Designated	Undesignated	Total	
U.S. dollar	Canadian dollar, Chinese renminbi, euro, Mexican peso, Thai baht, South African rand	$ 632	$ 36	$ 668	Dec-2025
Euro	U.S. dollar, Australian dollar, Swiss franc, Chinese renminbi, British pound, Hungarian forint, Indian rupee, Japanese yen, Mexican peso, New Zealand dollar, Swedish krona	324	32	356	Sep-2027
British pound	U.S. dollar, euro	18	4	22	Dec-2025
South African rand	U.S. dollar, euro, Thai baht		29	29	Feb-2025
Thai baht	U.S. dollar	6	12	18	Sep-2025
Canadian dollar	U.S. dollar	15	19	34	Aug-2025
Brazilian real	U.S. dollar, euro	61	24	85	Nov-2025
Indian rupee	U.S. dollar, euro, British pound		102	102	Dec-2025
Chinese renminbi	U.S. dollar, Canadian dollar, euro		7	7	Jan-2025
Mexican peso	U.S. dollar		5	5	Jan-2025
Swedish krona	euro		5	5	Jan-2025
Total forward contracts		1,056	275	1,331	
U.S. dollar	euro	288	175	463	Nov-2027
Euro	U.S. dollar	300	188	488	Jun-2026
Total currency swaps		588	363	951	
Total currency derivatives		$ 1,644	$ 638	$ 2,282	

Designated cash flow hedges — With respect to contracts designated as cash flow hedges, changes in fair value during the period in which the contracts remain outstanding are reported in OCI to the extent such contracts remain effective. Effectiveness is measured by using regression analysis to determine the degree of correlation between the change in the fair value of the derivative instrument and the change in the associated foreign currency exchange rates. Changes in fair value of contracts not designated as cash flow hedges or as net investment hedges are recognized in other income (expense), net in the period in which the changes occur. Realized gains and losses from currency-related forward contracts associated with forecasted transactions or from other derivative instruments, including those that have been designated as cash flow hedges and those that have not been designated, are recognized in the same line item in the consolidated statement of operations in which the underlying forecasted transaction or other hedged item is recorded. Accordingly, amounts are potentially recorded in sales, cost of sales or, in certain circumstances, other income (expense), net.

The following table provides a summary of deferred gains (losses) reported in AOCI as well as the amount expected to be reclassified to income in one year or less:

| | Deferred Gain (Loss) in AOCI | | |
	December 31, 2024	December 31, 2023	Gain (loss) expected to be reclassified into income in one year or less
Forward Contracts	$ (35)	$ 20	$ (35)
Cross-Currency Swaps	(3)	1	
Total	$ (38)	$ 21	$ (35)

The following table provides a summary of the location and amount of gains or losses recognized in the consolidated statement of operations associated with cash flow hedging relationships:

		2024		2023		2022
Derivatives Designated as Cash Flow Hedges						
Total amounts of income and expense line items presented in the consolidated statement of operations in which the effects of cash flow hedges are recorded						
Net sales	$	10,284	$	10,555	$	10,156
Cost of sales		9,408		9,655		9,393
Other income (expense), net		(11)		3		22
(Gain) or loss on cash flow hedging relationships						
Foreign currency forwards						
Amount of (gain) loss reclassified from AOCI into income						
Cost of sales		(11)		(34)		(7)
Other income (expense), net		18		(8)		(6)
Cross-currency swaps						
Amount of (gain) loss reclassified from AOCI into income						
Other income (expense), net		(37)		19		(43)

The amounts reclassified from AOCI into income for the cross-currency swaps represent an offset to a foreign exchange loss on our foreign currency-denominated intercompany and external debt instruments.

Certain of our hedges of forecasted transactions have not formally been designated as cash flow hedges. As undesignated forward contracts, the changes in the fair value of such contracts are included in earnings for the duration of the outstanding forward contract. Any realized gain or loss on the settlement of such contracts is recognized in the same period and in the same line item in the consolidated statement of operations as the underlying transaction. The following table provides a summary of the location and amount of gains or losses recognized in the consolidated statement of operations associated with undesignated hedging relationships.

		2024		2023		2022
Derivatives Not Designated as Hedging Instruments						
Gain or (loss) recognized in income						
Foreign currency forward contracts						
Cost of sales	$	4	$	—	$	—
Other income (expense), net		2		(10)		(13)

Net investment hedges — We periodically designate derivative contracts or underlying non-derivative financial instruments as net investment hedges. With respect to contracts designated as net investment hedges, we apply the forward method, but for non-derivative financial instruments designated as net investment hedges, we apply the spot method. Under both methods, we report changes in fair value in the CTA component of OCI during the period in which the contracts remain outstanding to the extent such contracts and non-derivative financial instruments remain effective. During the second quarter of 2024, we entered into foreign currency forwards with a notional value of $100 that we designated as a net investment hedge of the foreign currency exposure related to a China renminbi denominated subsidiary. These forwards will mature in September 2025. During the third quarter of 2024, we entered into foreign currency forwards with a notional value of $122 that we designated as a net investment hedge of the foreign currency exposure related to a euro denominated subsidiary. These forwards will mature in November 2025.

Note 14. Commitments and Contingencies

Environmental liabilities — Accrued environmental liabilities were $15 and $6 at December 31, 2024 and 2023. We consider the most probable method of remediation, current laws and regulations and existing technology in estimating our environmental liabilities.

Guarantee of lease obligations — In connection with the divestiture of our Structural Products business in 2010, leases covering three U.S. facilities were assigned to a U.S. affiliate of Metalsa. Under the terms of the sale agreement, we will guarantee the affiliate's performance under the leases, which run through June 2025, including approximately $6 of annual payments. In the event of a required payment by Dana as guarantor, we are entitled to pursue full recovery from Metalsa of the amounts paid under the guarantee and to take possession of the leased property.

Other legal matters — We are subject to various pending or threatened legal proceedings arising out of the normal course of business or operations. In view of the inherent difficulty of predicting the outcome of such matters, we cannot state what the eventual outcome of these matters will be. However, based on current knowledge and after consultation with legal counsel, we believe that any liabilities that may result from these proceedings will not have a material adverse effect on our liquidity, financial condition or results of operations.

Note 15. Warranty Obligations

We record a liability for estimated warranty obligations at the dates our products are sold. We record the liability based on our estimate of costs to settle future claims. Adjustments to our estimated costs at time of sale are made as claim experience and other new information becomes available. Obligations for service campaigns and other occurrences are recognized as adjustments to prior estimates when the obligation is probable and can be reasonably estimated.

Changes in warranty liabilities —

	2024		2023		2022
Balance, beginning of period	$	116	$	108	$	107
Amounts accrued for current period sales		53		51		44
Adjustments of prior estimates		17		14		6
Settlements of warranty claims		(61)		(56)		(46)
Currency impact		(2)		(1)		(3)
Balance, end of period	$	123	$	116	$	108

Note 16. Income Taxes

Income tax expense —

	2024		2023		2022
Current						
U.S. federal and state	$	16	$	38	$	19
Non-U.S.		152		187		112
Total current		168		225		131
Deferred						
U.S. federal and state		(37)		(94)		160
Non-U.S.		8		(10)		(7)
Total deferred		(29)		(104)		153
Total expense	$	139	$	121	$	284

We record interest and penalties related to uncertain tax positions as a component of income tax expense or benefit. Net interest expense for the periods presented herein is not significant.

Income before income taxes —

	2024		2023		2022
U.S. operations	$	(312)	$	(246)	$	(343)
Non-U.S. operations		392		424		312
Earnings (loss) before income taxes	$	80	$	178	$	(31)

Income tax audits — We conduct business globally and, as a result, file income tax returns in multiple jurisdictions that are subject to examination by taxing authorities throughout the world. With few exceptions, we are no longer subject to U.S. federal, state and local or foreign income tax examinations for years before 2008.

We are currently under audit by U.S. and foreign authorities for certain taxation years. When the issues related to these periods are settled, the total amounts of unrecognized tax benefits for all open tax years may be modified. Audit outcomes and the timing of the audit settlements are subject to uncertainty and we cannot make an estimate of the impact on our financial position at this time.

GILTI Policy Elections — The SEC staff has indicated that a company should make and disclose certain policy elections related to accounting for global intangible low-taxed income (GILTI). As to whether we will recognize deferred taxes for basis differences expected to reverse as GILTI or account for the effect of GILTI as a period cost when incurred, we intend to account for the tax effect of GILTI as a period cost. As to the realizability of the tax benefit provided by net operating losses, we are electing to utilize the tax law ordering approach. Recent macroeconomic factors have resulted in losses in the United States. A valuation allowance has been provided for deferred tax assets where GILTI is not a source of income; however, the GILTI tax law ordering approach provides positive evidence for certain other deferred tax assets without a valuation allowance.

Foreign income repatriation — We continue to analyze and adjust the estimated impact of the non-U.S. income and withholding tax liabilities based on the amount and source of these earnings, as well as the expected means through which those earnings may be taxed. We recognized net expense of $18 in 2024, $7 in 2023 and net benefit of $1 in 2022, related to future income taxes and non-U.S. withholding taxes on repatriations from operations that are not permanently reinvested. We also paid withholding taxes of $12, $12 and $6 during 2024, 2023 and 2022 related to the actual transfer of funds to the U.S. The unrecognized tax liability associated with the operations in which we are permanently reinvested is $47 at December 31, 2024.

Effective tax rate reconciliation —

	2024		2023		2022	
	$	%	$	%	$	%
U.S. federal income tax rate	16	21	37	21	(7)	21
Adjustments resulting from:						
State and local income taxes, net of federal benefit	1	1	(5)	(3)	(6)	19
Non-U.S. income / expense	16	20	35	20	(2)	7
Credits and tax incentives	13	16	9	5	(27)	87
U.S. tax and withholding tax on non-US earnings	41	51	41	23	42	(135)
Intercompany sale of certain operating assets			(54)	(30)	(1)	3
Settlement and return adjustments	4	5	23	13	(7)	23
Enacted change in tax rates	3	4			(4)	13
Goodwill impairment					47	(151)
Miscellaneous items	3	3	7	4	(6)	19
Valuation allowance adjustments	42	53	28	15	255	(822)
Effective income tax rate	139	174	121	68	284	(916)

During 2024, we recorded tax expense of $22 for valuation allowances related to foreign jurisdictions and tax expense of $11 due to revisions in our assertions on unremitted earnings in foreign jurisdictions.

During 2023, we recorded tax expense of $19 for income tax reserves associated with prior tax years in foreign jurisdictions. In addition, we recorded net benefit of $55 on the intercompany sale of intangible assets to the U.S.

During 2022, we recognized tax expense of $240 to record valuation allowance in the U.S., which includes $189 on U.S. federal credits and attributes and $51 related to U.S. state attributes. In addition, we recorded a tax benefit of $32 to adjust U.S. tax credits. A pre-tax goodwill impairment charge of $191 with an associated income tax benefit of $2 was also recorded.

Deferred tax assets and liabilities — Temporary differences and carryforwards give rise to the following deferred tax assets and liabilities.

	2024	2023
Net operating loss carryforwards	$ 272	$ 218
Postretirement benefits, including pensions	53	65
Research and development costs	269	238
Expense accruals	104	65
Other tax credits recoverable	209	217
Capital loss carryforwards	43	53
Inventory reserves	44	37
Postemployment and other benefits	4	5
Intangibles	50	56
Leasing activities	86	77
Other	110	75
Total	1,244	1,106
Valuation allowances	(667)	(550)
Deferred tax assets	577	556
Unremitted earnings	(35)	(16)
Depreciation	(36)	(58)
Deferred tax liabilities	(71)	(74)
Net deferred tax assets	$ 506	$ 482

We have generated deferred tax assets in foreign jurisdictions where realization of the future economic benefits were, in previous reporting periods, considered so remote that the benefits were not recognized. As of December 31, 2023 the unrecognized deferred tax asset was $88. In 2024, we concluded that the future economic benefits of the tax assets are no longer remote and therefore, deferred tax assets of $96 were recognized as of December 31, 2024. We also concluded that it is not more likely than not that the tax benefits associated with the deferred tax assets will be realized; therefore, offsetting valuation allowances were recognized.

Carryforwards — Our deferred tax assets include benefits expected from the utilization of net operating loss (NOL), capital loss and credit carryforwards in the future. The following table identifies the net operating loss deferred tax asset components and the related allowances that existed at December 31, 2024. Due to time limitations on the ability to realize the benefit of the carryforwards, additional portions of these deferred tax assets may become unrealizable in the future.

	Deferred Tax Asset		Valuation Allowance		Carryforward Period	Earliest Year of Expiration
Net operating losses						
U.S. state	$	51	$	(51)	Various	2025
Brazil		10		(4)	Unlimited	
France		5		(5)	Unlimited	
Australia		14			Unlimited	
Italy		19		(19)	Unlimited	
Germany		4		(4)	Unlimited	
Sweden		8		(8)	Unlimited	
South Africa		7		(7)	Unlimited	
U.K.		21		(21)	Unlimited	
Luxembourg		68		(68)	Various	2035
Canada		64		(58)	20	2027
China		1		(1)	5	2026
Total	$	272	$	(246)		

In addition to the NOL carryforwards listed in the table above, we have deferred tax assets related to capital loss carryforwards of $43 which are fully offset with valuation allowances at December 31, 2024. We also have deferred tax assets of $219 related to other credit carryforwards which are largely offset with valuation allowances of $207 at December 31, 2024. The capital losses can generally be carried forward indefinitely while the other credits are generally available for 10 to 20 years.

Unrecognized tax benefits — Unrecognized tax benefits are the difference between a tax position taken, or expected to be taken, in a tax return and the benefit recognized for accounting purposes. Interest income or expense, as well as penalties relating to income tax audit adjustments and settlements, are recognized as components of income tax expense or benefit. Interest of $20 and $21 was accrued on the uncertain tax positions at December 31, 2024 and 2023.

Reconciliation of gross unrecognized tax benefits —

		2024		2023		2022
Balance, beginning of period	$	112	$	102	$	126
Decrease related to expiration of statute of limitations		(7)		(8)		(6)
Decrease related to prior years tax positions		(6)		(5)		(43)
Decrease related to settlements		(4)				
Increase related to prior years tax positions		4		5		7
Increase related to current year tax positions		13		18		18
Balance, end of period	$	112	$	112	$	102

We anticipate that the change in our gross unrecognized tax benefits will not be significant in the next twelve months as a result of examinations in various jurisdictions. The settlement of these matters will not impact the effective tax rate. Gross unrecognized tax benefits of $85 would impact the effective tax rate if recognized. If other open matters are settled with the IRS or other taxing jurisdictions, the total amounts of unrecognized tax benefits for open tax years may be modified.

Note 17. Other Income (Expense), Net

	2024	2023	2022
Non-service cost components of pension and OPEB costs	$ (18)	$ (13)	$ (7)
Government assistance	11	16	8
Foreign exchange gain (loss)	(11)	(13)	4
Strategic transaction expenses	(9)	(5)	(8)
Loss on sale of property, plant and equipment	(6)	(1)	(2)
Other, net	22	19	27
Other income (expense), net	$ (11)	$ 3	$ 22

Foreign exchange gains and losses on cross-currency intercompany loan balances that are not of a long-term investment nature are included above. Foreign exchange gains and losses on intercompany loans that are permanently invested are reported in OCI. We continue to account for Argentina as a highly inflationary economy and remeasure the financial statements of our Argentine subsidiaries as if their functional currency was the U.S. dollar. The foreign exchange loss in 2023 was primarily due to the Argentine government significantly devaluing the Argentine peso during the fourth quarter of 2023. Continued devaluation of the Argentine peso was the primary driver of the foreign exchange loss in 2024.

Strategic transaction expenses relate primarily to costs incurred in connection with acquisition and divestiture related activities, including costs to complete the transaction and post-closing integration costs. Strategic transaction expenses in 2024, 2023 and 2022 were primarily attributable to investigating potential acquisitions and business ventures, divestitures and other strategic initiatives.

Note 18. Revenue from Contracts with Customers

We generate revenue from selling production parts to original equipment manufacturers (OEMs) and service parts to OEMs and aftermarket customers. While we provide production and service parts to certain OEMs under awarded multi-year programs, these multi-year programs do not contain any commitment to volume by the customer. As such, individual customer releases or purchase orders represent the contract with the customer. Our customer contracts do not provide us with an enforceable right to payment for performance completed to date throughout the contract term. As such, we recognize part sales revenue at the point in time when the parts are shipped, and risk of loss has transferred to the customer. We have elected to continue to include shipping and handling fees billed to customers in revenue, while including costs of shipping and handling in costs of sales. Taxes collected from customers are excluded from revenues and credited directly to obligations to the appropriate government agencies. Payment terms with our customers are established based on industry and regional practices and generally do not exceed 180 days.

We continually seek new business opportunities and at times provide incentives to our customers for new program awards. We evaluate the underlying economics of each payment made to our customers to determine the proper accounting by understanding the nature of the payment, the rights and obligations in the contract, and other relevant facts and circumstances. Upfront payments to our customers are capitalized if we determine that the payments are incremental and incurred only if the new business is obtained and we expect to recover these amounts from the customer over the term of the new business program. We recognize a reduction to revenue as products that the upfront payments are related to are transferred to the customer, based on the total amount of products expected to be sold over the term of the program. We evaluate the amounts capitalized each period for recoverability and expense any amounts that are no longer expected to be recovered. We had $4 and $5 recorded in other current assets and $28 and $34 recorded in other noncurrent assets at December 31, 2024 and December 31, 2023.

Certain of our customer contracts include rebate incentives. We estimate expected rebates and accrue the corresponding refund liability, as a reduction of revenue, at the time covered product is sold to the customer based on anticipated customer purchases during the rebate period and contractual rebate percentages. Refund liabilities are included in other accrued liabilities on our consolidated balance sheet. We provide standard fitness for use warranties on the products we sell, accruing for estimated costs related to product warranty obligations at time of sale. See Note 15 for additional information.

Contract liabilities are primarily comprised of cash deposits made by customers with cash in advance payment terms. Generally, our contract liabilities turn over frequently given our relatively short production cycles. Contract liabilities were $25 and $50 at December 31, 2024 and December 31, 2023. Contract liabilities are included in other accrued liabilities on our consolidated balance sheet.

Disaggregation of revenue —

The following table disaggregates revenue for each of our operating segments by geographical market:

	2024	2023	2022
Light Vehicle			
North America	$ 2,767	$ 2,606	$ 2,976
Europe	615	568	403
South America	286	272	217
Asia Pacific	556	589	494
Total	$ 4,224	$ 4,035	$ 4,090
Commercial Vehicle			
North America	$ 1,113	$ 1,143	$ 987
Europe	296	314	274
South America	440	404	524
Asia Pacific	156	231	194
Total	$ 2,005	$ 2,092	$ 1,979
Off-Highway			
North America	$ 353	$ 361	$ 361
Europe	1,794	2,174	1,939
South America	24	23	17
Asia Pacific	596	627	629
Total	$ 2,767	$ 3,185	$ 2,946
Power Technologies			
North America	$ 737	$ 642	$ 599
Europe	441	494	443
South America	29	32	30
Asia Pacific	81	75	69
Total	$ 1,288	$ 1,243	$ 1,141
Total			
North America	$ 4,970	$ 4,752	$ 4,923
Europe	3,146	3,550	3,059
South America	779	731	788
Asia Pacific	1,389	1,522	1,386
Total	$ 10,284	$ 10,555	$ 10,156

Note 19. Segments, Geographical Area and Major Customer Information

We are a global provider of high-technology products to virtually every major vehicle manufacturer in the world. We also serve the stationary industrial market. Our technologies include drive systems (axles, driveshafts, transmissions, and wheel and track drives); motion systems (winches, slew drives, and hub drives); electrodynamic technologies (motors, inverters, software and control systems, battery-management systems, and fuel cell plates); sealing solutions (gaskets, seals, cam covers, and oil pan modules); thermal-management technologies (transmission and engine oil cooling, battery and electronics cooling, charge air cooling, and thermal-acoustical protective shielding); and digital solutions (active and passive system controls and descriptive and predictive analytics). We serve our global light vehicle, medium/heavy vehicle and off-highway markets through four operating segments – Light Vehicle Drive Systems (Light Vehicle), Commercial Vehicle Drive and Motion Systems (Commercial Vehicle), Off-Highway Drive and Motion Systems (Off-Highway) and Power Technologies, which is the center of excellence for sealing and thermal-management technologies that span all customers in our on-highway and off-highway markets. These operating segments have global responsibility and accountability for business commercial activities and financial performance. Dana's Chairman and Chief Executive Officer is its chief operating decision maker (CODM).

Dana's CODM evaluates the performance of its operating segments based on external sales and segment EBITDA. Segment EBITDA is a primary driver of cash flows from operations and a measure of our ability to maintain and continue to invest in our operations and provide shareholder returns. Our segments are charged for corporate and other shared administrative costs. Segment EBITDA may not be comparable to similarly titled measures reported by other companies.

Segment information —

2024	Light Vehicle	Commercial Vehicle	Off-Highway	Power Technologies	Corporate	Total
External sales	$ 4,224	$ 2,005	$ 2,767	$ 1,288		$ 10,284
Inter-segment sales	187	112	65	25		389
	4,411	2,117	2,832	1,313		10,673
Reconciliation of sales						
Elimination of inter-segment sales						(389)
Total consolidated sales						$ 10,284
Less:						
Cost of sales	3,980	1,948	2,287	1,148		
Selling, general and administrative expenses	122	98	141	74		
Other segment items (a)	5	(4)	15	1		
Segment EBITDA	$ 314	$ 67	$ 419	$ 92		$ 892
Purchases of property, plant and equipment	$ 182	$ 68	$ 66	$ 46	$ 18	$ 380
Segment net assets (b)	$ 285	$ 358	$ 460	$ 188	$ (71)	$ 1,220

2023	Light Vehicle	Commercial Vehicle	Off-Highway	Power Technologies	Corporate	Total
External sales	$ 4,035	$ 2,092	$ 3,185	$ 1,243		$ 10,555
Inter-segment sales	190	124	61	25		400
	4,225	2,216	3,246	1,268		10,955
Reconciliation of sales						
Elimination of inter-segment sales						(400)
Total consolidated sales						$ 10,555
Less:						
Cost of sales	3,866	2,034	2,627	1,108		
Selling, general and administrative expenses	131	108	165	74		
Other segment items (a)	(16)	13	11	3		
Segment EBITDA	$ 212	$ 87	$ 465	$ 89		$ 853
Purchases of property, plant and equipment	$ 184	$ 106	$ 65	$ 120	$ 26	$ 501
Segment net assets (b)	$ 339	$ 354	$ 485	$ 181	$ (68)	$ 1,291

2022	Light Vehicle		Commercial Vehicle		Off-Highway		Power Technologies		Corporate		Total	
External sales	$	4,090	$	1,979	$	2,946	$	1,141			$	10,156
Inter-segment sales		166		110		64		28				368
		4,256		2,089		3,010		1,169				10,524
Reconciliation of sales												
Elimination of inter-segment sales												(368)
Total consolidated sales											$	10,156
Less:												
Cost of sales		3,982		1,947		2,489		1,013				
Selling, general and administrative expenses		115		104		135		63				
Other segment items (a)		(1)		5		18		1				
Segment EBITDA	$	158	$	43	$	404	$	94			$	699
Purchases of property, plant and equipment	$	201	$	67	$	73	$	64	$	35	$	440
Segment net assets (b)	$	291	$	305	$	494	$	143	$	(88)	$	1,145

(a) Other segment items primarily include foreign exchange gains and losses, government assistance, export incentives and the benefit of utilizing non-refundable tax credits purchased at a discount.

(b) Segment net assets include accounts receivable - trade, inventories and accounts payable.

Reconciliation of segment EBITDA to consolidated net income (loss) —

		2024		2023		2022
Segment EBITDA	$	892	$	853	$	699
Corporate expense and other items, net		(7)		(8)		1
Depreciation		(401)		(393)		(365)
Amortization		(21)		(23)		(23)
Non-service cost components of pension and OPEB costs		(18)		(13)		(7)
Restructuring charges, net		(76)		(25)		1
Stock compensation expense		(30)		(26)		(19)
Strategic transaction expenses		(9)		(5)		(8)
Loss on sale of property, plant and equipment		(6)		(1)		(2)
Loss on disposal group previously held for sale		(26)				
Supplier capacity charge		(46)				
Distressed supplier costs				(44)		
Amounts attributable to previously divested/closed operations		(9)				(2)
Impairment of goodwill						(191)
Other items		(17)		1		2
Earnings before interest and income taxes		226		316		86
Loss on extinguishment of debt				(1)		
Interest income		15		17		11
Interest expense		161		154		128
Earnings (loss) before income taxes	$	80	$	178	$	(31)

Reconciliation of segment net assets to consolidated total assets —

		2024		2023		2022
Segment net assets	$	1,220	$	1,291	$	1,145
Accounts payable		1,522		1,756		1,838
Cash and cash equivalents		494		529		425
Accounts receivable - Other		261		280		202
Other current assets		206		247		219
Goodwill		250		263		259
Intangibles		150		182		201
Deferred tax assets		560		516		397
Other noncurrent assets		189		140		123
Investments in affiliates		126		123		136
Operating lease assets		293		327		311
Property, plant and equipment, net		2,214		2,311		2,193
Total assets	$	7,485	$	7,965	$	7,449

Geographic information — Of our 2024 consolidated net sales, the U.S., Italy, India, Brazil, Germany and China account for 45%, 14%, 6%, 5%, 5% and 4%, respectively. No other country accounted for 5% or more of our consolidated net sales during the past three years. Sales are attributed to the location of the product entity recording the sale. Long-lived assets represent property, plant and equipment and operating lease assets.

		Net Sales					Long-Lived Assets			
		2024		2023		2022		2024		2023		2022
North America												
United States	$	4,675	$	4,492	$	4,668	$	1,140	$	1,203	$	1,185
Other North America		295		260		255		213		221		187
Total		4,970		4,752		4,923		1,353		1,424		1,372
Europe												
Italy		1,434		1,705		1,535		222		237		219
Germany		499		549		494		129		154		131
Other Europe		1,213		1,296		1,030		363		331		302
Total		3,146		3,550		3,059		714		722		652
South America												
Brazil		527		488		606		90		119		102
Other South America		252		243		182		24		24		22
Total		779		731		788		114		143		124
Asia Pacific												
India		581		634		554		172		173		183
China		438		503		484		88		106		105
Other Asia Pacific		370		385		348		66		70		68
Total		1,389		1,522		1,386		326		349		356
Total	$	10,284	$	10,555	$	10,156	$	2,507	$	2,638	$	2,504

Sales to major customers — Ford and Stellantis N.V. were the only individual customers to whom sales have exceeded 10% of our consolidated sales in one or more of the past three years. Sales to Ford were $2,409 (23%) in 2024, $2,138 (20%) in 2023 and $1,978 (19%) in 2022. Sales to Stellantis N.V. (via a directed supply relationship) were $789 (8%) in 2024, $918 (9%) in 2023 and $1,166 (11%) in 2022.

Note 20. Equity Affiliates

We have a number of investments in entities that engage in the manufacture and supply of vehicular parts (primarily axles, axle housing and driveshafts).

Dividends received from equity affiliates were $3, $3 and $32 in 2024, 2023 and 2022.

Equity method investments exceeding $5 at December 31, 2024 —

	Ownership Percentage	Investment
Dongfeng Dana Axle Co., Ltd. (DDAC)	50%	$ 54
ROC-Spicer, Ltd. (ROC-Spicer)	50%	21
Axles India Limited (AIL)	48%	16
Tai Ya Investment (HK) Co., Limited (Tai Ya)	50%	5
All others as a group		6
Investments in equity affiliates		102
Investments in affiliates carried at cost		24
Investments in affiliates		$ 126

The carrying value of our equity method investments at December 31, 2024 was $5 morethan our share of the affiliates' book values. The basis differences relate to our DDAC and ROC-Spicer investments and are primarily attributable to goodwill and property, plant and equipment.

Dana Incorporated
Schedule II
Valuation and Qualifying Accounts and Reserves
(In millions)

Amounts deducted from assets in the balance sheets —

	Balance at beginning of period	Amounts charged (credited) to income	Allowance utilized	Adjustments arising from change in currency exchange rates and other items	Balance at end of period
Accounts Receivable - Allowance for Doubtful Accounts					
2024	$ 16	$ 1	$ (2)	$ —	$ 15
2023	$ 11	$ 7	$ (2)	$ —	$ 16
2022	$ 7	$ 4	$ —	$ —	$ 11
Deferred Tax Assets - Valuation Allowance					
2024	$ 550	$ 42	$ —	$ 75	$ 667
2023	$ 512	$ 28	$ —	$ 10	$ 550
2022	$ 258	$ 255	$ —	$ (1)	$ 512

Item 9. Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures — Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended, (the Exchange Act)) as of the end of the period covered by this report. Based on such evaluations, our Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, our disclosure controls and procedures are effective.

Management's report on internal control over financial reporting — Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that, as of December 31, 2024, our internal control over financial reporting was effective.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in its report which is included herein.

Changes in internal control over financial reporting — There has been no change in our internal control over financial reporting during the quarter ended December 31, 2024 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Dana has adopted Standards of Business Conduct that apply to all of its officers and employees worldwide. Dana also has adopted Standards of Business Conduct for the Board of Directors. Both documents are available on Dana's Internet website at *http://www.dana.com/investors*.

Dana has adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of our securities by our directors, officers and employees that we believe is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us. A copy of our Insider Trading Policy is filed as Exhibit 19 to this Annual Report on Form 10-K.

The remainder of the response to this item will be included under the sections captioned "Corporate Governance," "Board Leadership Structure," "Succession Planning," "Information About the Nominees," "Risk Oversight," "Committees and Meetings of Directors," "Executive Officers" and "Section 16(a) Beneficial Ownership Reporting Compliance" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 24, 2025, which sections are hereby incorporated herein by reference.

Item 11. Executive Compensation

The response to this item will be included under the sections captioned "Compensation Committee Interlocks and Insider Participation," "Compensation of Executive Officers," "Compensation Discussion and Analysis," "Compensation of Directors," "Officer Stock Ownership Guidelines," "Compensation Committee Report," "Summary Compensation Table," "Grants of Plan-Based Awards at Fiscal Year-End," "Outstanding Equity Awards at Fiscal Year-End," "Option Exercises and Stock Vested During Fiscal Year," "Nonqualified Deferred Compensation at Fiscal Year-End" and "Potential Payments and Benefits Upon Termination or Change in Control" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 24, 2025, which sections are hereby incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The response to this item will be included under the section captioned "Security Ownership of Certain Beneficial Owners and Management" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 24, 2025, which section is hereby incorporated herein by reference.

Equity Compensation Plan Information

The following table contains information at December 31, 2024 about shares of stock which may be issued under our equity compensation plans, all of which have been approved by our shareholders.

(Shares in millions) Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(1)	Weighted Average Exercise Price of Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights(2)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity compensation plans approved by security holders	4.0	$ —	4.4
Equity compensation plans not approved by security holders			
Total	4.0	$ —	4.4

Notes:

(1) In addition to stock options, restricted stock units and performance shares have been awarded under Dana's equity compensation plans and were outstanding at December 31, 2024.

(2) Calculated without taking into account the 2.5 shares of common stock subject to outstanding restricted stock and performance share units that become issuable as those units vest since they have no exercise price and no cash consideration or other payment is required for such shares.

Item 13. Certain Relationships and Related Transactions and Director Independence

The response to this item will be included under the sections captioned "Director Independence and Transactions of Directors with Dana," "Transactions of Executive Officers with Dana" and "Information about the Nominees" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 24, 2025, which sections are hereby incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The response to this item will be included under the section captioned "Independent Registered Public Accounting Firm" of Dana's definitive Proxy Statement relating to the Annual Meeting of Shareholders to be held on April 24, 2025, which section is hereby incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

	10-K Pages
(a) List of documents filed as a part of this report:	
1. Consolidated Financial Statements:	
Report of Independent Registered Public Accounting Firm (PCAOB ID 238)	32
Consolidated Statement of Operations	34
Consolidated Statement of Comprehensive Income	35
Consolidated Balance Sheet	36
Consolidated Statement of Cash Flows	37
Consolidated Statement of Stockholders' Equity	38
Notes to the Consolidated Financial Statements	39
2. Financial Statement Schedule:	
Valuation and Qualifying Accounts and Reserves (Schedule II)	74
All other schedules are omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.	
3. Exhibits	

No.	Description
3.1	Third Amended and Restated Certification of Incorporation of Dana Incorporated. Filed as Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed May 2, 2018 and incorporated herein by reference.
3.2	Amended and Restated Bylaws of Dana Incorporated, effective as of May 2, 2018. Filed as Exhibit 3.2 to the Registrant's Current Report on Form 8-K filed May 2, 2018 and incorporated herein by reference.
4.1	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to Registrant's Registration Statement on Form 8-A dated January 31, 2008, and incorporated herein by reference.
4.2	Indenture, dated as of January 28, 2011 among Dana and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.6 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2010, and incorporated herein by reference.
4.3	Fourth Supplemental Indenture, dated as November 20, 2019, with respect to the Indenture, dated as of January 28, 2011, between Dana Holding Corporation and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated November 20, 2019, and incorporated herein by reference.
4.4	Indenture, dated as of April 4, 2017, among Dana Luxembourg Financing S.à. r.l., Dana Incorporated and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated April 4, 2017, and incorporated herein by reference.
4.5	Sixth Supplemental Indenture, dated as of June 19, 2020 with respect to the Indenture, dated January 28, 2011, between Dana Incorporated and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated June 20, 2020, and incorporated herein by reference.
4.6	Seventh Supplemental Indenture, dated as of May 13, 2021 with respect to the Indenture, dated January 28, 2011, between Dana Incorporated and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated May 13, 2021, and incorporated herein by reference.
4.7	Indenture, dated as of May 28, 2021, among Dana Luxembourg Financing S.à. r.l., the Company, Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee and Elavon Financial Services DAC, as paying agent, registrar and transfer agent. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated May 28, 2021, and incorporated herein by reference.
4.8	Ninth Supplemental Indenture, dated as of November 24, 2021 with respect to the Indenture, dated January 28, 2011, between Dana Incorporated and Computershare Trust Company, N.A. as successor to Wells Fargo Bank, National Association, as trustee. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated November 24, 2021, and incorporated herein by reference.
4.9	Description of Dana Incorporated Common Stock. Filed as Exhibit 4.9 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2019, and incorporated herein by reference.
4.10	Indenture, dated as of May 24, 2023, among Dana Luxembourg Financing S.à r.l., Dana Incorporated, Computershare Trust Company, N.A., as trustee, and Elavon Financial Services DAC, as paying agent, registrar and transfer agent. Filed as Exhibit 4.1 to Registrant's Current Report on Form 8-K dated May 24, 2023, and incorporated herein by reference.
10.1*	Executive Employment Agreement dated August 11, 2015, by and between James K. Kamsickas and Dana Incorporated. Filed as Exhibit 10.1 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and incorporated herein by reference.
10.2*	Dana Incorporated Supplemental Executive Retirement Plan. Filed as Exhibit 10.4 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and incorporated herein by reference.
10.3*	Amendment to the Dana Limited Supplemental Executive Retirement Plan, effective as of May 1, 2018. Filed with this Report.
10.4*	Dana Incorporated 2021 Omnibus Incentive Plan. Filed as an annex to the Dana Incorporated Proxy Statement dated March 11, 2021, and incorporated herein by reference.
10.5*	Form of Indemnification Agreement. Filed as Exhibit 10.4 to Registrant's Current Report on Form 8-K dated February 6, 2008, and incorporated herein by reference.
10.6*	Form of Option Agreement. Filed as Exhibit 10.15 to Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and incorporated herein by reference.

10.7*	Amended and Restated Change in Control Severance Plan, effective as of April 30, 2018. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated April 30, 2018, and incorporated herein by reference.
10.8*	Dana Incorporated Executive Severance Plan, amended and restated effective January 1, 2018. Filed with this Report.
10.9*	Form of Restricted Stock Unit Agreement for Non-Employee Directors. Filed with this Report.
10.10*	Form of Restricted Stock Unit Agreement. Filed with this Report.
10.11*	Form of Performance Share Agreement. Filed with this Report.
10.12*	Dana Savings Restoration Plan. Filed with this Report.
10.13*	Dana Deferred Compensation Plan. Filed with this Report.
10.14	Revolving Credit and Guaranty Agreement, dated as of June 9, 2016, among Dana Incorporated, as borrower, the guarantors party thereto, Citibank, N.A., as administrative agent and collateral agent, and the other lenders party thereto. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated June 9, 2016, and incorporated herein by reference.
10.15	Revolving Facility Security Agreement, dated as of June 9, 2016, from Dana Incorporated and the other guarantors referred to therein, as guarantors, to Citibank, N.A., as collateral agent. Filed as Exhibit 10.2 to Registrant's Current Report on Form 8-K dated June 9, 2016, and incorporated herein by reference.
10.16	Amendment No. 1 to Revolving Credit and Guaranty Agreement and Amendment No. 1 to the Revolving Facility Security Agreement, dated as of August 17, 2017, among Dana Incorporated, certain domestic subsidiaries of Dana Incorporated party thereto, Citibank, N.A., as administrative agent and collateral agent. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated August 18, 2017, and incorporated herein by reference.
10.17	Amendment No. 2 to Credit and Guaranty Agreement, dated as of February 28, 2019, among Dana Incorporated, as borrower, the guarantors party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated March 1, 2019, and incorporated herein by reference.
10.18	Amendment No. 3 to Credit and Guaranty Agreement, dated as of August 30, 2019, among Dana Incorporated, as a borrower, Dana International Luxembourg S.à r.l., as a borrower, the guarantors party thereto, the lenders party thereto and Citibank, N.A., as administrative agent and collateral agent. Filed as Exhibit 10.1 to Registrant's Current Report on Form 8-K dated September 4, 2019, and incorporated herein by reference.
10.19	Amendment No. 4 to Credit and Guaranty Agreement and Amendment No. 2 to Security Agreement, dated as of April 16, 2020, among Dana Incorporated, Dana International Luxembourg S.à.r.l., the guarantors party thereto, Citibank, N.A. as administrative agent, and the lenders party thereto. Filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, and incorporated herein by reference.
10.20	Amendment No. 5 to Credit and Guaranty Agreement and Amendment No. 3 to Security Agreement, dated as of March 25, 2021, among Dana Incorporated, Dana International Luxembourg S.à r.l., the guarantors party thereto, Citibank, N.A. as administrative agent, and the lenders party thereto. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 29, 2021, and incorporated herein by reference.
10.21	Director Nomination and Appointment Agreement, dated as of January 7, 2022, among the Icahn Group and Dana Incorporated. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 7, 2022, and incorporated herein by reference.
10.22	Amendment No. 6 to Credit and Guaranty Agreement, dated as of March 14, 2023, among Dana Incorporated, Dana International Luxembourg S.à r.l., the guarantors party thereto, Citibank, N.A. as administrative agent and collateral agent, and the lenders party thereto. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed March 16, 2023, and incorporated herein by reference.
10.23*	First Amendment to the Dana Incorporated 2021 Omnibus Incentive Plan. Filed as Exhibit 10.1 to the Registrant's Quarterly Report on Form 10-Q filed July 31, 2024, and incorporated herein by reference.
10.24*	Offer Letter to R. Bruce McDonald, dated November 24, 2024. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed November 25, 2024, and incorporated herein by reference.
10.25*	Retirement, Transition and Release Agreement, dated November 24, 2024, between Dana Incorporated and James K. Kamsickas. Filed as Exhibit 10.2 to the Registrant's Current Report on Form 8-K filed November 25, 2024, and incorporated herein by reference.
10.26	Amendment to Director Appointment and Nomination Agreement, dated January 23, 2025, among the Icahn Group and the Dana Incorporated. Filed as Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed January 23, 2025, and incorporated herein by reference.
19	Dana Incorporated Insider Trading Policy. Filed with this Report.
21	List of Consolidated Subsidiaries of Dana Incorporated. Filed with this Report.
23	Consent of PricewaterhouseCoopers LLP. Filed with this Report.
24	Power of Attorney. Filed with this Report.
31.1	Rule 13a-14(a)/15d-14(a) Certification by Chief Executive Officer. Filed with this Report.
31.2	Rule 13a-14(a)/15d-14(a) Certification by Chief Financial Officer. Filed with this Report.
32	Section 1350 Certification of Periodic Report (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002). Filed with this Report.
97	Dana Incorporated Clawback Policy. Filed with this Report.
101	The following materials from Dana Incorporated's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Statement of Operations, (ii) the Consolidated Statement of Comprehensive Income, (iii) the Consolidated Balance Sheet, (iv) the Consolidated Statement of Cash Flows, (v) the Consolidated Statement of Shareholders' Equity and (vi) Notes to the Consolidated Financial Statements. Filed with this Report.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DANA INCORPORATED

Date: February 20, 2025

By: /s/ R. Bruce McDonald
R. Bruce McDonald
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below on this 20th day of February 2025 by the following persons on behalf of the registrant and in the capacities indicated, including a majority of the directors.

Signature	Title
/s/ R. Bruce McDonald R. Bruce McDonald	Chairman and Chief Executive Officer (Principal Executive Officer)
/s/ Timothy R. Kraus Timothy R. Kraus	Senior Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ James D. Kellett James D. Kellett	Vice President and Chief Accounting Officer (Principal Accounting Officer)
/s/ Christian A. Garcia* Christian A. Garcia	Director
/s/ Ernesto M. Hernández* Ernesto M. Hernandez	Director
/s/ Brett M. Icahn* Brett M. Icahn	Director
/s/ Bridget E. Karlin* Bridget E. Karlin	Director
/s/ Nora E. LaFreniere* Nora E. LaFreniere	Director
/s/ Michael J. Mack, Jr.* Michael J. Mack, Jr.	Director
/s/ Diarmuid B. O'Connell* Diarmuid B. O'Connell	Director
/s/ Keith E. Wandell* Keith E. Wandell	Director

*By: /s/ Douglas H. Liedberg
Douglas H. Liedberg, Attorney-in-Fact

Exhibit 21

DANA INCORPORATED
Consolidated Subsidiaries as of December 31, 2024*

Name of Company   Jurisdiction of Incorporation or Organization

Ashwoods Innovations Limited   United Kingdom
Dana Anand Private Limited   India
Dana Australia (Holdings) Pty. Ltd.   Australia
Dana Australia Pty. Ltd.   Australia
Dana Automocion, S.A.   Spain
Dana Automotive Manufacturing, Inc.   Delaware
Dana Automotive Systems Group, LLC   Ohio
Dana (Beijing) Electric Motor Co., Ltd.   China
Dana Belgium NV   Belgium
Dana Brazil Commercial Vehicle LLC   Delaware
Dana Brazil Holdings I LLC   Virginia
Dana Canada Corporation   Canada
Dana Canada Electric Holdings ULC   Canada
Dana Canada Holding Company   Canada
Dana Canada Investment ULC   Canada
Dana Canada LP   Canada
Dana Cayman Holdings Limited   Cayman Islands
Dana (Changshu) E-Propulsion Co., Ltd.   China
Dana (Chongqing) Driveline Technology Co. Ltd.   China
Dana Cologne Technology Center GmbH   Germany
Dana Comercializadora, S. de R.L. de C.V.   Mexico
Dana Commercial Vehicle Manufacturing, LLC   Ohio
Dana Commercial Vehicle Products, LLC   Ohio
Dana de México Corporacion, S. de R.L. de C.V.   Mexico
Dana de México Holdings S. de R.L. de C.V.   Mexico
Dana (Deutschland) Grundstuckverwaltungs GmbH   Germany
Dana Distribution Holdings, Inc.   Delaware
Dana Driveshaft Manufacturing, LLC   Ohio
Dana Driveshaft Products, LLC   Ohio
Dana Equipamentos Ltda.   Brazil
Dana Europe GmbH   Switzerland
Dana European Holdings Luxembourg S.à r.l.   Luxembourg
Dana Financing Luxembourg S.à r.l.   Luxembourg
Dana Fluid Power Distribution S.r.l.   Italy
Dana Fluid Power Veneto S.r.l.   Italy
Dana Global Luxembourg S.à r.l.   Luxembourg
Dana Global Manufacturing S.à r.l.   Switzerland
Dana Global Products, Inc.   Michigan
Dana GmbH   Germany
Dana Graziano S.r.l   Italy
Dana Heavy Axle Mexico S.A. de C.V.   Mexico
Dana Heavy Vehicle Systems Group, LLC   Ohio
Dana Holding Switzerland GmbH   Switzerland
Dana Holding GmbH   Germany
Dana Holdings SRL   Argentina
Dana Hong Kong Holding Limited   Hong Kong
Dana Hungary kft   Hungary

Name of Company   **Jurisdiction of Incorporation or Organization**

Dana India Private Limited   India
Dana India Technical Centre Private Limited   India
Dana Industrias Ltda.   Brazil
Dana International Luxembourg S.à r.l.   Luxembourg
Dana Investment GmbH   Germany
Dana Italia, S.r.l.   Italy
Dana Japan, Ltd.   Japan
Dana Korea Co. Ltd.   Korea
Dana Laval Technology Center ULC   Canada
Dana Light Axle Manufacturing, LLC   Ohio
Dana Light Axle Products, LLC   Ohio
Dana Limited   Ohio
Dana Lindley Technology Centre Limited   United Kingdom
Dana Lithuania UAB   Lithuania
Dana Management Hungary   Hungary
Dana Motion Systems Deutschland GmbH   Germany
Dana Motion Systems Italia S.r.l.   Italy
Dana Off Highway Products, LLC   Ohio
Dana Off-Highway (Yancheng) Drive Systems Co., Ltd.   China
Dana Power Transmission France   France
Dana SAC Australia Pty Ltd   Australia
Dana SAC Benelux B.V.   Netherlands
Dana SAC Canada Limited   Canada
Dana SAC Finland Oy   Finland
Dana SAC France   France
Dana SAC Germany GmbH   Germany
Dana SAC Holding B.V.   Netherlands
Dana SAC Ireland Limited   Ireland
Dana SAC Korea Co., Ltd.   Korea
Dana SAC New Zealand Limited   New Zealand
Dana SAC Norway AS   Norway
Dana SAC S.E. Asia Pte. Ltd.   Singapore
Dana SAC South Africa (PTY) Ltd   South Africa
Dana SAC South America Industria E Comercio De Transmissoes Ltda   Brazil
Dana SAC Spain S.A.   Spain
Dana SAC Turkey Reduktor Sanayi Ve Ticaret Limited Sirketi   Turkey
Dana SAC UK Limited   United Kingdom
Dana SAC USA Inc.   Ohio
Dana San Luis S.A.   Argentina
Dana SAS   France
Dana Sealing Manufacturing, LLC   Ohio
Dana Sealing Products, LLC   Ohio
Dana (Shandong) Electric Motor Co., Ltd.   China
Dana Spicer Axle South Africa (Pty) Ltd.   South Africa
Dana Spicer Europe Limited   United Kingdom
Dana Spicer (Shanghai) Trading Co., Ltd.   China
Dana Spicer (Thailand) Limited   Thailand
Dana System Integrator Holdings LLC   Delaware
Dana Thermal Products, LLC   Ohio
Dana TMB, LLC   Delaware
Dana TM4 Deutschland GmbH   Germany
Dana TM4 Electric Holdings BV   Belgium
Dana TM4 Hungary kft   Hungary
Dana TM4 Inc.   Canada
Dana TM4 India Private Limited   India
Dana TM4 Italia S.r.l.   Italy
Dana TM4 Sweden AB   Sweden
Dana TM4 UK   United Kingdom
Dana TM4 USA, LLC   Delaware
Dana UK Automotive Systems Limited   United Kingdom
Dana UK Axles Limited   United Kingdom
Dana UK Driveshaft Limited   United Kingdom
Dana World Trade Corporation   Delaware
Dana (Wuxi) Technology Co. Ltd.   China
Dana (Yancheng) Power Technology Co., Ltd.   China

Name of Company   **Jurisdiction of Incorporation or Organization**

DPC Hydraulics S.r.l   Italy
Elveveien 38 AS (Norway)   Norway
Fairfield Manufacturing Company, Inc.   Delaware
Fujian Spicer Drivetrain System Co., Ltd.   China
Graziano Transmissioni India Pvt. Ltd.   India
Industria de Ejes y Transmissiones S.A.   Colombia
Pi Innovo LLC   Delaware
Reinz-Dichtungs-GmbH   Germany
SF Dana Mexico, S. de R.L. de C.V.   Mexico
Shanghai Brevini Gearboxes Co. Ltd.   China
Spicer Axle Australia Pty Ltd.   Australia
Spicer Ayra Cardan, S.A.   Spain
Spicer Ejes Pesados S.A.   Argentina
Spicer France S.A.S.   France
Spicer Gelenkwellenbau GmbH   Germany
Spicer Heavy Axle & Brake, Inc.   Michigan
Spicer Nordiska Kardan AB   Sweden
Tecnologia de Mocion Controlada S. de R.L. de C.V.   Mexico
T-H Licensing, Inc.   Delaware
Thermal Products France SAS   France
Transejes Ecuador CIA. Ltda.   Ecuador
Transejes Transmissiones Homocineticas de Colombia S.A.   Colombia
Victor Reinz India Private Limited   India
Victor Reinz Valve Seals, L.L.C.   Indiana
Warren Manufacturing LLC   Delaware
Wrenford Insurance Company Limited   Bermuda

*   Subsidiaries not shown by name in the above list, if considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.

Exhibit 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-219611, 333-258303 and 333-281133) of Dana Incorporated of our report dated February 20, 2025 relating to the financial statements, financial statement schedule and the effectiveness of internal control over financial reporting, which appears in this Form 10-K.

/s/ PricewaterhouseCoopers LLP
Toledo, Ohio
February 20, 2025

Exhibit 24

POWER OF ATTORNEY

Each of the undersigned directors and/or officers of Dana Incorporated, a corporation organized under the laws of the State of Delaware (the "Corporation"), hereby constitutes and appoints Douglas H. Liedberg and Shaun E. Graham, his or her true and lawful attorney-in-fact and agent with full power for and on their behalf to do any and all acts and things and execute any and all instruments which the attorney-in-fact and agent may deem necessary or advisable in order to enable Dana Incorporated to comply with the Securities Exchange Act of 1934, as amended, and any requirements of the Securities and Exchange Commission, in connection with the Annual Report of Dana Incorporated on Form 10-K for the year ended December 31, 2024 and any and all amendments thereto, and to file the same with the Securities and Exchange Commission on behalf of Dana Incorporated under the Securities Exchange Act of 1934, as amended. Each of the undersigned ratifies and confirms all that any of the attorneys-in-fact and agents shall do or cause to be done by virtue hereof. Any one of the attorneys-in-fact and agents shall have, and may exercise, all the powers conferred by this instrument.

This Power of Attorney shall be effective as of February 20, 2025, and shall end automatically as to each undersigned upon the termination of their service as a director and/or officer of Dana Incorporated.

/s/ Christian A. Garcia	/s/ Diarmuid B. O'Connell
Christian A. Garcia	Diarmuid B. O'Connell
/s/ Ernesto M. Hernández	/s/ Keith E. Wandell
Ernesto M. Hernández	Keith E. Wandell
/s/ Brett M. Icahn	/s/ R. Bruce McDonald
Brett M. Icahn	R. Bruce McDonald
/s/ Bridget E. Karlin	/s/ Timothy R. Kraus
Bridget E. Karlin	Timothy R. Kraus
/s/ Nora E. LaFreniere	/s/ James D. Kellett
Nora E. LaFreniere	James D. Kellett
/s/ Michael J. Mack, Jr.	
Michael J. Mack, Jr.	

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

I, R. Bruce McDonald, certify that:

1. I have reviewed this Annual Report on Form 10-K of Dana Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2025

/s/ R. Bruce McDonald
R. Bruce McDonald
Chairman and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER

I, Timothy R. Kraus, certify that:

1. I have reviewed this Annual Report on Form 10-K of Dana Incorporated;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 20, 2025

/s/ Timothy R. Kraus
Timothy R. Kraus
Senior Vice President and Chief Financial Officer

Exhibit 32

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report of Dana Incorporated (Dana) on Form 10-K for the year ended December 31, 2024, as filed with the Securities and Exchange Commission on the date hereof (the Report), each of the undersigned officers of Dana certifies pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to such officer's knowledge:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Dana as of the dates and for the periods expressed in the Report.

Date: February 20, 2025

/s/ R. Bruce McDonald
R. Bruce McDonald
Chairman and Chief Executive Officer

/s/ Timothy R. Kraus
Timothy R. Kraus
Senior Vice President and Chief Financial Officer

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